As filed with the Securities and Exchange Commission on February 27, 2020

Registration No. 333-218596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 5

Portman Ridge Finance Corporation

(Exact Name of Registrant as Specified in Charter)

650 Madison Avenue,

23rd Floor

New York, New York 10022

(212) 891-2880

(Address and Telephone Number of Principal Executive Offices)

Edward Goldthorpe

President and Chief Executive Officer

Portman Ridge Finance Corporation

650 Madison Avenue

23rd Floor

New York, New York 10022

(Name and Address of Agent for Service)

Copy to:

Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001 Telephone: (202) 636-5500 Fax: (202) 636-5502

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to Section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(7)
Common Stock, $0.01 par value per share(2)(3)
Preferred Stock, $0.01 par value per share(2)
Warrants(4)
Debt Securities(5)
Total	$250,000,000(6)	$28,975

(1)

Estimated pursuant to Rule 457(o) under the Securities Act of 1933 (the “Securities Act”) solely for the purpose of determining the registration fee. Subject to Note 6 below, the proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.

(2)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock as may be sold, from time to time.
(3)

Includes such indeterminate number of shares of common stock as may be issued, from time to time, upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.

(4)

Subject to Note 6 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(5)

Subject to Note 6 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $250,000,000.

(6)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $250,000,000.
(7)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT OF SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2020

Prospectus

$250,000,000

PORTMAN RIDGE

FINANCE CORPORATION

Common Stock

Preferred Stock

Warrants

Debt Securities

We are an externally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”), under the Investment Company Act of 1940, as amended (the “1940 Act”). We have elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) and intend to operate in a manner to maintain our RIC status.

We originate, structure, and invest in senior secured term loans and mezzanine debt primarily in privately-held middle-market companies (the “Debt Securities Portfolio”). We also invest in joint ventures and debt and subordinated securities issued by collateralized loan obligation funds (“CLO Fund Securities”). In addition, from time to time, we may invest in the equity securities of privately held middle-market companies.

Our investments in CLO Fund Securities are primarily managed by our formerly wholly-owned asset management subsidiaries Trimaran Advisors, L.L.C. (“Trimaran Advisors”) and Trimaran Advisors Management, L.L.C (“Trimaran Advisors Management”). From time-to-time we have also made investments in CLO Fund Securities managed by other asset managers. The collateralized loan obligation funds (“CLO Funds”) typically invest in broadly syndicated loans, high-yield bonds and other credit instruments. Our investments in CLO Fund Securities are anticipated to provide us with recurring cash distributions.

On November 8, 2018, we entered into an agreement with LibreMax Intermediate Holdings, LP (“LibreMax”) under which our wholly-owned subsidiary Commodore Holdings, LLC (“Commodore”) agreed to sell Katonah Debt Advisors, L.L.C. (“Katonah Debt Advisors”), Trimaran Advisors, and Trimaran Advisors Management (together with Katonah Debt Advisors and Trimaran Advisors, the “Disposed Manager Affiliates”) to LibreMax for a cash purchase price of approximately $37.9 million (the “LibreMax Transaction”). In connection with the closing of the LibreMax Transaction on December 31, 2018, Commodore sold the Disposed Manager Affiliates, which manage certain CLO Funds to LibreMax for a cash purchase price of approximately $37.9 million.

As of September 30, 2019, our remaining asset management subsidiaries (the “Asset Manager Affiliates”) were comprised of Commodore, Katonah Management Holdings, LLC, Katonah X Management LLC (“Katonah X Management”), Katonah 2007-1 Management, LLC (“Katonah 2007-I Management”) and KCAP Management, LLC. Commodore, Katonah X Management and Katonah 2007-1 Management have no operations and are expected to be liquidated in the normal course.

On December 14, 2018, we entered into the Externalization Agreement with BC Partners Advisors L.P. (“BCP”), an affiliate of BC Partners LLP (“BC Partners”), pursuant to which our management function would be externalized and Sierra Crest Investment Management LLC (the “Adviser”), an affiliate of BC Partners, would be appointed as our investment adviser, subject to our stockholders’ approval of the Investment Advisory Agreement between us and the Adviser (the “Externalization”). At a special meeting of our stockholders on

February 19, 2019, the stockholders approved our Investment Advisory Agreement. As a result of the Externalization, we now operate as an externally managed BDC managed by the Sierra Crest.

On August 1, 2019, we and OHA Investment Corporation (“OHAI”) announced entry into a definitive agreement under which OHAI would merge with and into us (the “Merger”). Approval by our stockholders was not required for the Merger, and OHAI stockholders approved the Merger on December 12, 2019. The Merger closed on December 18, 2019.

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent, capital appreciation from the investments in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We define the middle market as comprising companies with EBITDA of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and which we expect will create a stable stream of interest income. The investments in our Debt Securities Portfolio are all or predominantly below investment grade, and have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

We may offer from time to time shares of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to collectively as the “securities”, in one or more offerings up to an aggregate amount of $250,000,000. Our securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus, or any fee writing prospectus that we have authorized to use in connection with a specific offering. You should read this prospectus, the applicable prospectus supplement and any related free writing prospectus carefully before you invest in our securities.

Our securities may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities through agents, underwriters or dealers without delivery of this prospectus, a prospectus supplement and any related free writing prospectus describing the method and terms of the offering of such securities.

Our common stock is traded on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “PTMN.” On February 25, 2020, the last reported sale price of a share of our common stock on the Nasdaq was $2.20. Our 6.125% notes due 2022 (“6.125% Notes Due 2022”) are traded on the Nasdaq under the symbol “KCAPL.” On February 25, 2020, the last reported price of our 6.125% Notes Due 2022, which have a par value of $25.00, was $25.47. We are required to determine net asset value per share of our common stock on a quarterly basis. The net asset value per share of our common stock at September 30, 2019 was $3.55.

Please read this prospectus, the accompanying prospectus supplement and any related free writing prospectus before investing and keep it for future reference. This prospectus and any accompanying prospectus supplement contain important information about us that a prospective investor should know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at 650 Madison Avenue, 23rd Floor, New York, New York 10022, by telephone at (212) 455-8300, or on our website at http://www.portmanridge.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at www.sec.gov that contains such information.

Shares of closed-end investment companies such as ours frequently trade at a discount to their net asset value. This risk is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade above, at or below net asset value. The offering price per share of our common stock, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering, except (i) with the requisite approval of our common stockholders or (ii) under such other circumstances as the Securities and Exchange Commission may permit. We did not seek stockholder authorization to issue common stock at a price below net asset value per share at our 2019 Annual Meeting of Stockholders, but we may seek such authorization at future Annual Meetings or Special Meetings of Stockholders. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Sales of Common Stock Below Net Asset Value” in this prospectus.

Investing in our securities is speculative and involves numerous risks, including the risks associated with the use of leverage. For more information regarding these risks, please see “Risk Factors” beginning on page 14 of this prospectus or otherwise incorporated by reference herein, and included or incorporated by reference into the applicable prospectus supplement and in any related free writing prospectuses that we have authorized for use in connection with a specific offering, and under similar headings in the other documents that are incorporated by reference in this prospectus.

This prospectus describes some of the general terms that may apply to an offering of our securities. We will provide the specific terms of these offerings and securities in one or more supplements to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update, or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement, and any related free writing prospectus, and the documents incorporated by reference before you invest in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC. We maintain a website at www.portmanridge.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 650 Madison Avenue, 23rd Floor, New York, New York 10022, Attention: Investor Relations. The SEC also maintains a website at http://www.sec.gov that contains such information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if either this prospectus or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February     , 2020.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $250,000,000 of our securities on terms to be determined at the time of the offering. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and any related free writing prospectus that will contain specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to that offering. The prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplement, any related free writing prospectus, and the documents incorporated by reference into this prospectus and the applicable prospectus supplement will serve as the prospectus relating to the applicable offering. Please carefully read this prospectus, the applicable prospectus supplement, and any free writing prospectus together with the additional information described under the headings “Incorporation by Reference,” “Risk Factors” and “Available Information” before you make an investment decision.

We have not authorized anyone to provide you with any information other than that contained in this prospectus, in any accompanying supplement to this prospectus or any related free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any accompanying prospectus supplement and any related free writing prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus, any accompanying prospectus supplement or any related free writing prospectus is accurate as of the dates on their respective covers. Our financial condition, results of operations and prospects may change subsequent to such dates. To the extent required by law, we will amend or supplement the information contained in this prospectus, any accompanying prospectus supplement and any related free writing prospectus to reflect any material changes to such information subsequent to the date of this prospectus, any accompanying prospectus supplement and any related free writing prospectus and prior to the completion of any offering pursuant to this prospectus, any accompanying prospectus supplement and any related free writing prospectus.

i

Portman Ridge Finance Corporation, our logo and other trademarks of Portman Ridge Finance Corporation, mentioned in this prospectus are the property of Portman Ridge Finance Corporation. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

ii

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement that we have filed with the SEC. Pursuant to the Small Business Credit Availability Act (“SBCA”), we are allowed to “incorporate by reference” the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to comprise a part of this prospectus from the date we file that document. Any reports filed by us with the SEC before the date that any offering of any securities by means of this prospectus and any accompanying prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus and any accompanying prospectus supplement have been sold or we otherwise terminate the offering of these securities; provided, however, that information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed filed is not incorporated by reference in this prospectus and any accompanying prospectus supplement. Information that we file with the SEC will automatically update and may supersede information in this prospectus, any accompanying prospectus supplement, and information previously filed with the SEC.

This prospectus and any prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 26, 2019, and our amended Annual Report on Form 10K/A for the fiscal year ended December 31, 2018, filed with the SEC on April 30, 2019;

•

our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2019, filed with the SEC on May 10, 2019, as amended and filed with the SEC on May 10, 2019, June 30, 2019, filed with the SEC on August 6, 2019, and September 30, 2019, filed with the SEC on November 7, 2019;

•

our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on January 2, 2019, January 4, 2019, February 19, 2019, March 4, 2019, March 20, 2019, March 29, 2019, April 2, 2019, April 2, 2019, May 14, 2019, July 16, 2019, August 1, 2019 and December 23, 2019; and

•

the description of our Common Stock referenced in our Registration Statement on Form 8-A (No. 001-33180), as filed with the SEC on December 4, 2006, including any amendment or report filed for the purpose of updating such description prior to the termination of the offering of the common stock registered hereby.

To obtain copies of these filings, see “Available Information.”

iii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus and may not contain all of the information that is important to you. You should read carefully the more detailed information set forth under “Risk Factors” and the other information incorporated by reference or included in this prospectus and the prospectus supplement and any related free writing prospectus. In this prospectus, the applicable prospectus supplement, and any related free writing prospectus, unless the context otherwise requires, the terms the “Company,” “Portman Ridge Finance,” “we,” “us” and “our” refer to Portman Ridge Finance Corporation in each case together with our wholly-owned portfolio companies Katonah Debt Advisors, L.L.C., Trimaran Advisors, L.L.C. and Trimaran Advisors Management, L.L.C. “Katonah Debt Advisors” refers to Katonah Debt Advisors, L.L.C. and related affiliates controlled by us. “Trimaran Advisors” refers to Trimaran Advisors, L.L.C. and related affiliates controlled by us. “Trimaran Advisors Management” refers to Trimaran Advisors Management, L.L.C. “Disposed Manager Affiliates” collectively refers to Katonah Debt Advisors, Trimaran Advisors and Trimaran Advisors Management. “LibreMax Transaction” refers to the agreement we entered into with LibreMax which we sold the Disposed Manager Affiliates to LibreMax for cash.

Overview

We are an externally managed, non-diversified closed-end investment company that is regulated as a BDC, under the 1940 Act. We have elected to be treated for U.S. federal income tax purposes as a RIC under the Code and intend to operate in a manner to maintain our RIC status.

We originate, structure, and invest in senior secured term loans and mezzanine debt primarily in privately-held middle-market companies (the “Debt Securities Portfolio”). In addition, from time to time, we may invest in the equity securities of privately held middle-market companies.

On November 8, 2018, we entered into an agreement with LibreMax under which our wholly-owned subsidiary Commodore agreed to sell the Disposed Manager Affiliates to LibreMax for a cash purchase price of approximately $37.9 million (the “LibreMax Transaction”). In connection with the closing of the LibreMax Transaction on December 31, 2018, Commodore sold the Disposed Manager Affiliates, which manage CLO Funds, to LibreMax for a cash purchase price of approximately $37.9 million.

As of September 30, 2019, our remaining asset management subsidiaries (the “Asset Manager Affiliates”) were comprised of Commodore, Katonah Management Holdings, LLC, Katonah X Management LLC (“Katonah X Management”), Katonah 2007-1 Management, LLC (“Katonah 2007-I Management”) and KCAP Management, LLC. Commodore, Katonah X Management and Katonah 2007-1 Management have no operations and are expected to be liquidated in the normal course.

On December 14, 2018, we entered into the Externalization Agreement with BC Partners Advisors L.P. (“BCP”), an affiliate of BC Partners LLP (“BC Partners”), pursuant to which our management function would be externalized and Sierra Crest Investment Management LLC (the “Adviser”), an affiliate of BC Partners, would be appointed as our investment adviser, subject to our stockholders’ approval of the Investment Advisory Agreement. At a special meeting of our stockholders (the special meeting held on February 19, 2019), the stockholders approved our Investment Advisory Agreement. As a result of the Externalization, we now operate as an externally managed BDC managed by the Sierra Crest.

On August 1, 2019, we and OHA Investment Corporation (“OHAI”) announced entry into a definitive agreement under which OHAI would merge with and into the us (the “Merger”). The Merger closed on December 18, 2019.

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent, capital appreciation from the investments in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We define the middle market as comprising companies with EBITDA of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and which we expect will create a stable stream of interest income. The investments in our debt securities portfolio are all or predominantly below investment grade, and have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Our investments in CLO Fund Securities are primarily managed by our formerly wholly-owned asset management subsidiaries Trimaran Advisors and Trimaran Advisors Management. From time-to-time, we have also made investments in CLO Fund Securities managed by other asset managers. The CLO Funds typically invest in broadly syndicated loans, high-yield bonds and other credit instruments. Our investments in CLO Fund Securities are anticipated to provide us with recurring cash distributions.

Subject to market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. As a BDC, we are limited in the amount of leverage we can incur under the 1940 Act. Effective March 29, 2019, we are only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, equals at least 150% after such borrowing. However, we will continue to be prohibited by the indentures governing our 2022 Notes from making distributions on our common stock if our asset coverage, as defined in the 1940 Act, falls below 200%.

As a BDC, we are subject to certain regulatory restrictions in making investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated term. On October 23, 2018, the SEC issued an exemptive order to an affiliate of Sierra Crest that permits us to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, with other funds managed by us or our affiliates, including BCP Special Opportunities Fund I LP, BCP Special Opportunities Fund II LP and any future funds that are advised by Sierra Crest or its affiliated investment advisers. Under the terms of the exemptive order, in order for us to participate in a co-investment transaction a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must conclude that (i) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching with respect of us or our stockholders on the part of any person concerned, and (ii) the proposed transaction is consistent with the interests of our stockholders and is consistent with our investment objectives and strategies and certain criteria established by our Board of Directors.

We have elected to be treated for U.S. federal income tax purposes as a RIC under the Code and intend to operate in a manner to maintain our RIC status. As a RIC, we intend to distribute to our stockholders substantially all of our net ordinary taxable income and the excess of realized net short-term capital gains over realized net long-term capital losses, if any, for each taxable year. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we timely distribute to our stockholders.

Our common stock is traded on the Nasdaq under the symbol “PTMN.” On February 25, 2020, the last reported sale price of a share of our common stock on the Nasdaq was $2.20. Our 6.125% Notes Due 2022 are traded on the Nasdaq under the symbol “KCAPL.” On February 25, 2020, the last reported price of our 6.125% Notes Due 2022, which have a par value of $25.00, was $25.47. We are required to determine net asset value per share of our common stock on a quarterly basis. The net asset value per share of our common stock at September 30, 2019 was $3.55.

Investment Portfolio

Our investment portfolio generates investment income, which is generally used to pay principal and interest on our borrowings, operating expenses, and to fund our distributions to our stockholders. Our investment portfolio consists primarily of its debt securities portfolio and investments in CLO Fund Securities.

Debt Securities Portfolio. We target privately-held middle-market companies that have strong historical cash flows, experienced management teams and identifiable and defendable market positions in industries with positive dynamics. We generally targets companies that generate positive cash flows because we look to cash flows as the primary source for servicing debt.

We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our shareholder distributions and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer. We manage risk by following our internal credit policies and procedures.

When we extend senior and junior secured term loans, we will generally take a security interest in the available assets of the portfolio company, including the equity interests of our subsidiaries, which we expect to help mitigate the risk that we will not be repaid. Nonetheless, there is a possibility that our lien could be subordinated to claims of other creditors. Structurally, mezzanine debt ranks subordinate in priority of payment to senior term loans and is often unsecured. Relative to equity, mezzanine debt ranks senior to common and preferred equity in a borrower’s capital structure. Typically, mezzanine debt has elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with a loan, while providing an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest that is typically in the form of equity purchased at the time the mezzanine loan is originated or warrants to purchase equity at a future date at a fixed cost. Mezzanine debt generally earns a higher return than senior secured debt due to its higher risk profile and usually less restrictive covenants. The warrants associated with mezzanine debt are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining an equity interest in the borrower. Mezzanine debt also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed formula.

Below are summary attributes for our debt securities portfolio as of September 30, 2019:

•	represented approximately 61% of total investment portfolio;

•	contained credit instruments issued by corporate borrowers;

•	primarily comprised of senior secured and junior secured loans (60% and 40% of Debt Securities Portfolio, respectively);

•	spread across 21 different industries and 51 different entities;

•	average par balance per investment of approximately $3.3 million;

•	six investments were on non-accrual status; and

•

the weighted average contractual interest rate on our loans and debt securities was approximately 9.4%, and the weighted average contractual interest rate on our loans and debt securities, excluding non-accrual investments, was approximately 9.0%.

Our debt securities portfolio investments generally average between $1 million to $20 million, although particular investments may be larger or smaller. The size of individual investments will vary according to their priority in a company’s capital structure, with larger investments in more secure positions in an effort to maximize capital preservation. The size of our investments and maturity dates may vary as follows:

•	senior secured term loans from $2 million to $20 million maturing in five to seven years;

•	second lien term loans from $5 million to $15 million maturing in six to eight years;

•	senior unsecured loans from $5 million to $23 million maturing in six to eight years;

•	mezzanine loans from $5 million to $23 million maturing in seven to ten years; and

•	equity investments from $1 million to $5 million.

Investment in the Joint Venture. During the third quarter of 2017, Freedom 3 Opportunities LLC (“Freedom 3 Opportunities”), an affiliate of Freedom 3 Capital LLC, entered into an agreement with us to create KCAP Freedom 3 LLC (the “Joint Venture”). Freedom 3 Opportunities contributed approximately $37 million and $25 million with us, respectively, in assets to the Joint Venture, which in turn used the assets to capitalize a new fund, Great Lakes KCAP F3C Senior Funding, L.L.C. (formerly known as KCAP F3C Senior Funding, L.L.C.) (the “Fund”) managed by KCAP Management, LLC, our Surviving Asset Manager Affiliate. In addition, the Fund used cash on hand and borrowings under a credit facility to purchase approximately $184 million of primarily middle-market loans from us and we used the proceeds from such sale to redeem approximately $147 million in debt issued by KCAP Senior Funding I, LLC (“KCAP Senior Funding”). We invest primarily in middle-market loans and the Joint Venture partners may source middle-market loans from time-to-time for us.

During the fourth quarter of 2017, we were refinanced through the issuance of senior and subordinated notes. The Joint Venture purchased 100% of the subordinated notes issued by us. In connection with the refinancing, the Joint Venture made a cash distribution to us of approximately $12.6 million. Approximately $11.8 million of this distribution was a reduction in the cost basis of our investment in the Joint Venture. The final determination of the tax attributes of distributions from the Joint Venture is made on an annual (full calendar year) basis at the end of the year, therefore, any estimate of tax attributes of distributions made on an interim basis may not be representative of the actual tax attributes of distributions for the full year.

We own a 60% equity investment in the Joint Venture. The Joint Venture is structured as an unconsolidated Delaware limited liability company. All portfolio and other material decisions regarding the Joint Venture must be submitted to our board of managers, which is comprised of four members, two of whom were selected by us and two of whom were selected by Freedom 3 Opportunities, and must be approved by at least one member appointed by us and one appointed by Freedom 3 Opportunities. In addition, certain matters may be approved by the Joint Venture’s investment committee, which is comprised of one member appointed by us and one member appointed by Freedom 3 Opportunities.

We have determined that the Joint Venture is an investment company under ASC 946, however, in accordance with such guidance; we will generally not consolidate our investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to us. We do not consolidate our interest in the Joint Venture because we do not control the Joint Venture due to allocation of the voting rights among the Joint Venture partners.

CLO Fund Securities. Our investments in CLO Fund Securities are primarily made up of minority investments in the subordinated securities or preferred stock of CLO Funds managed by the Disposed Manager Affiliates. From time-to-time we have also made investments in CLO Fund Securities managed by other asset managers.

Below are summary attributes for our CLO Fund Securities, as of and for the nine-months ended September 30, 2019, unless otherwise specified:

•	CLO Fund Securities represented approximately 13% of total investment portfolio at September 30, 2018;

•	all of the CLO Fund Securities Portfolio represented investments in subordinated securities or equity securities issued by CLO Funds;

•	all CLO Funds invested primarily in credit instruments issued by corporate borrowers;

•	U.S. GAAP basis investment income of $5.1 million; cash distributions received of approximately $5.9 million (approximately $5.9 million taxable distributable income, no tax return of capital).

RISK FACTORS

Investing in us involves significant risks. The following is a summary of certain risks that you should carefully consider before investing in us. For a further discussion of these risk factors, please see “Risk Factors” beginning on page 14.

Risks Related to Economic Conditions

•

Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay loans.

•

Capital markets may experience periods of disruption and instability and we cannot predict when these conditions will occur. Such market conditions could materially and adversely affect debt and equity capital markets in the United States and abroad, which could have a negative impact on our business, financial condition and results of operations.

•	The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and our investments.

•

Terrorist attacks, acts of war or natural disasters may affect any market for our Common Stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Risks Related to Our Business and Structure

•	Ineffective internal controls could impact our business and operating results.

•	Sierra Crest has limited prior experience managing a BDC or a RIC.

•

Sierra Crest and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

•	We may be obligated to pay Sierra Crest incentive compensation even if it incurs a net loss due to a decline in the value of our portfolio.

•	There may be conflicts of interest related to obligations that Sierra Crest’s senior management and investment team has to other clients.

•

The time and resources that individuals employed by Sierra Crest devote to us may be diverted and we may face additional competition due to the fact that individuals employed by Sierra Crest are not prohibited from raising money for or managing other entities that make the same types of investments that we target.

•	Our base management and incentive fees may induce Sierra Crest to make speculative investments or to incur leverage.

•	Sierra Crest relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

•

Sierra Crest may retain additional consultants, advisors and/or operating partners to provide services to us, and such additional personnel will perform similar functions and duties for other organizations which may give rise to conflicts of interest.

•

The compensation we pay to Sierra Crest was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm’s-length negotiations.

•	Sierra Crest’s influence on conducting our operations give it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our stockholders.

•	We operate in a highly competitive market for investment opportunities.

•	If Sierra Crest is unable to source investments effectively, we may be unable to achieve our investment objectives and provide returns to stockholders.

•	We may have difficulty paying distributions required to maintain our RIC status if we recognize income before or without receiving cash equal to such income.

•	Any unrealized losses we experience on our loan portfolio may be an indication of future realized losses, which could reduce our resources available to make distributions.

•	We may experience fluctuations in our quarterly and annual operating results and credit spreads.

•	The interest rates of our term loans to our portfolio companies that extend beyond 2021 might be subject to change based on recent regulatory changes.

•	We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

•	Our indebtedness could adversely affect our financial health and our ability to respond to changes in our business.

•	Our Board of Directors has approved our ability to incur additional leverage as permitted by recent legislation.

•

We may default under the Revolving Credit Facility or any future borrowing facility we enter into or be unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•	Provisions in the Revolving Credit Facility or any other future borrowing facility may limit our discretion in operating our business.

•	Because we intend to continue to distribute substantially all of our income and net realized capital gains to our stockholders, we will need additional capital to finance our growth.

•	We may from time to time expand our business through acquisitions, which could disrupt our business and harm our financial condition.

•

We may invest through joint ventures, partnerships or other special purpose vehicles and our investments through these vehicles may entail greater risks, or risks that we otherwise would not incur, if we otherwise made such investments directly.

•	Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

•	Our businesses may be adversely affected by litigation and regulatory proceedings.

•	Regulations governing our operation as a BDC affect our ability to, and the way in which we raise, additional capital.

•

The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.

•	If we do not invest a sufficient portion of our assets in Qualifying Assets, we could be precluded from investing according to our current business strategy.

•	Our ability to enter into transactions with our affiliates is restricted.

•	A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

•

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our stock price.

•	We will be subject to corporate-level U.S. federal income taxes if we are unable to qualify as a RIC under Subchapter M of the Code.

Risks Associated with Our Information Technology Systems

•	Disruptions in current systems or difficulties in integrating new systems.

•	Internal and external cyber threats, as well as other disasters, could impair our ability to conduct business effectively.

Risks Related to Our Investments

•	Our investments may be risky, and you could lose all or part of your investment.

•

Our portfolio investments for which there is no readily available market, including our investment in our Asset Manager Affiliates, our Joint Venture and our investments in CLO Funds, are recorded at fair value as determined in good faith by our Board of Directors. As a result, there is uncertainty as to the value of these investments.

•

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of issuers, which subjects us to a risk of significant loss if any of these issuers defaults on its obligations under any of its debt instruments or as a result of a downturn in the particular industry.

•	Defaults by our portfolio companies could harm our operating results.

•

When we are a debt or minority equity investor in a portfolio company, which generally is the case, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.

•	We may have limited access to information about privately held companies in which we invest.

•	Prepayments of our debt investments by our portfolio companies could negatively impact our operating results.

•	We may be unable to invest the net proceeds raised from offerings and repayments from investments on acceptable terms, which would harm our financial condition and operating results.

•	Our portfolio companies may incur debt that ranks equal with, or senior to, our investments in such companies.

•

Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

•	There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

•	Our investments in equity securities involve a substantial degree of risk.

•	The lack of liquidity in our investments may adversely affect our business.

•	Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

•	The disposition of our investments may result in contingent liabilities.

•	We may not receive any return on our investment in the CLO Funds in which we have invested.

Risks Related to Our Investment Advisory Relationship with Sierra Crest

•	Sierra Crest selects our investments and our Stockholders have no input with respect to investment decisions.

•	We are dependent upon Sierra Crest for our future success.

•	The structure under our Investment Advisory Agreement may induce Sierra Crest to pursue speculative investments and incur leverage, which may not be in the best interests of our stockholders.

•

Sierra Crest’s liability is limited under our Investment Advisory Agreement, and we are required to indemnify Sierra Crest against certain liabilities, which may lead Sierra Crest to act in a riskier manner on our behalf than it would when acting for its own account.

•

Sierra Crest is able to resign upon 60 days’ written notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

•	We may not replicate our historical performance, or the historical success of other investment vehicles advised by Sierra Crest.

Risks Relating to the Merger

•	Sales of shares of our Common Stock after the Merger may cause the market price of our Common Stock to decline.

•	We may be unable to realize the benefits anticipated by the Merger, including estimated cost savings, or it may take longer than anticipated to achieve such benefits.

•	If we sell investments acquired as a result of the Merger, it may result in capital gains and increase the incentive fees payable to Sierra Crest.

Our Corporate Information

Our principal executive offices are located at 650 Madison Avenue, 23rd Floor, New York, New York 10022, and our telephone number is (212) 891-2880. We maintain a website on the Internet at http://www.portmanridge.com. The information contained in our website is not incorporated by reference into this Prospectus. We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934 (the “Exchange Act”). These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

THE OFFERING

We may offer, from time to time, up to $250,000,000 of our securities, on terms to be determined at the time of the offering. Our securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements.

Our securities may be offered directly to one or more purchasers by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to any offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities directly or through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of our securities.

Set forth below is additional information regarding any offering of our securities:

Use of Proceeds	We intend to use the net proceeds from the sale of our securities for investing in debt and equity securities, repayment of any outstanding indebtedness and other general corporate purposes, which may include investing in portfolio companies and CLO Fund Securities in accordance with our investment objective and strategies described elsewhere in this prospectus. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such offering. See “Use of Proceeds.”

Nasdaq Global Select Market symbol	“PTMN”

Taxation	We have elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or realized capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of the sum of our investment company taxable income (generally, our net ordinary income and realized short-term capital gains in excess of realized net long-term capital losses, if any) and net tax-exempt income for each year.

We intend to continue to distribute to our stockholders substantially all of our net ordinary income and realized net capital gains except for certain net long-term capital gains (which we may retain, pay applicable U.S. federal income taxes with respect thereto, and elect to treat as deemed distributions to our stockholders). See “Certain U.S. Federal Income Tax Considerations.”

Leverage

We have issued various types of debt, and in the future may borrow from, and/or issue additional senior securities (such as preferred or convertible debt securities or debt securities) to, banks and other lenders and investors. Subject to prevailing market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us.

Trading	Shares of closed-end investment companies frequently trade at a discount to their net asset value. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value.

Sales of Common Stock Below Net Asset Value	The offering price per share of our common stock, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering, except (i) with the requisite approval of the Board of Directors and stockholders or (ii) under such other circumstances as the Securities and Exchange Commission may permit. In addition, we cannot issue shares of our common stock below net asset value unless our Board of Directors determines that it would be in our and our stockholders’ best interests to do so. We did not seek stockholder authorization to issue common stock at a price below net asset value per share at our 2019 Annual Meeting of Stockholders, but we may seek such authorization at future Annual Meetings or Special Meetings of Stockholders.

Dividend Reinvestment Plan	We have adopted an “opt out” dividend reinvestment plan.

Certain Anti-Takeover Measures	Our charter and bylaws, as well as certain statutes and regulations, contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. This could delay or prevent a transaction that could give our stockholders the opportunity to realize a premium over the price for their securities.

Available Information	We are required to file annual, quarterly and current periodic reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov. See “Available Information.”

Risk Factors	Your investment in our securities involves a high degree of risk and should be considered highly speculative. See “Risk Factors” in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in an offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Moreover, the information set forth below does not include any transaction costs and expenses that investors will incur in connection with an offering of our securities pursuant to this prospectus, the attached prospectus supplement and any related free writing prospectus for that offering. As a result, investors are urged to read the “Fees and Expenses” table contained in any corresponding prospectus supplement to fully understanding the actual transaction costs and expenses they will incur in connection with each such offering. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

STOCKHOLDER TRANSACTION EXPENSES (as a percentage of the offering price)
Sales Load	None (1)
Offering Expenses	None (1)
Dividend Reinvestment Plan Fees	None (2)

Total Stockholder Transaction Expenses	None

ANNUAL EXPENSES (as a percentage of net assets attributable to common stock): (3)
Base management fees(4)	2.39%
Incentive fees(5)	0.00%
Interest Payments on Borrowed Funds	6.65%
Other Expenses(6)	5.26%

Acquired fund fees and expenses	0.00%

Total Annual Expenses(7)	14.30%

(1)

Purchases of shares of common stock of PTMN or OHAI on the secondary market are not subject to sales charges, but may be subject to brokerage commissions or other charges. The table does not include any sales load (underwriting discount or commission) that stockholders may have paid in connection with their purchase of shares of PTMN Common Stock or OHAI Common Stock in a prior underwritten offering or otherwise.

(2)	The estimated expenses associated with the respective distribution reinvestment plans are included in “Other expenses.”
(3)	“Consolidated net assets attributable to common stock” equals pro forma net assets at September 30, 2019. See “Unaudited Selected Pro Forma Consolidated Financial Data” for more information.
(4)

For the period from the date of our Investment Advisory Agreement (the “Effective Date”) through June 30, 2019, the end of the first calendar quarter after the Effective Date, our base management fee was calculated at an annual rate of 1.50% of our gross assets, excluding cash and cash equivalents, but including assets purchased with borrowed amounts, as of the end of such calendar quarter. Subsequently, the base management fee will be 1.50% of our average gross assets, excluding cash and cash equivalents, but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters; provided, however, that the base management fee will be 1.00% of our average gross assets, excluding cash and cash equivalents, but including assets purchased with borrowed amounts, that exceed the product of (i) 200% and (ii) the value of our net asset value at the end of the most recently completed calendar quarter.

(5)

PTMN’s incentive fee consists of two parts: (1) a portion based on our pre-incentive fee net investment income (the “Income-Based Fee”) and (2) a portion based on the net capital gains received on our portfolio of securities on a cumulative basis for each calendar year, net of all realized capital losses and all unrealized capital depreciation on a cumulative basis, in each case calculated from the Effective Date, less the aggregate amount of any previously paid capital gains Incentive Fee (the “Capital Gains Fee”). The Income-Based Fee will be 17.50% of pre-incentive fee net investment income with a 7.00% hurdle rate. The Capital Gains Fee will be 17.50%.

(6)

Other expenses include insurance, accounting, legal and auditing fees and state franchise taxes, as well as the reimbursement of the compensation of administrative personnel and fees payable to our directors who do not also serve in an executive officer capacity for us or Sierra Crest.

(7)

“Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage and increase total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been funded with borrowed monies.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in PTMN. In calculating the following expense amounts, we assumed that it would have no additional leverage and that its annual operating expenses would remain at the levels set forth in the tables above. The Merger closed on December 18, 2019 and it is no longer possible to invest in OHAI. Calculations are for the pro forma combined company following the Merger assuming that the Merger closed on September 30, 2019 and that the leverage and operating expenses remain at the levels set forth in the tables above. Transaction expenses related to the Merger are not included in the following examples.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment:
Assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)	$107	$304	$478	$834
Assuming a 5% annual return (assumes return entirely from realized capital gains and thus subject to the capital gain incentive fee)	$116	$326	$508	$870

The foregoing tables are to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under our Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above in the example where there is no return from net realized capital gains, and thus are not included in those examples. Under our Investment Advisory Agreement, no incentive fee would be payable if we have a 5% annual return with no capital gains, however, there would be incentive fees payable in the examples where the entire return is derived from realized capital gains. If sufficient returns are achieved on investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, expenses, and returns to investors, would be higher. The example assumes that all dividends and other distributions are reinvested at net asset value. Under certain circumstances, reinvestment of dividends and other distributions under the relevant dividend reinvestment plan may occur at a price per share that differs from net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you invest in our securities, you should be aware of various significant risks, including the risks described below, the risk factors described under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, in any applicable prospectus supplement and any related free writing prospectus and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. You should carefully consider these risk factors, together with all other information in this prospectus and accompanying prospectus supplement and any related free writing prospectus, before you decide whether to make an investment in our securities. The risks set forth below, incorporated by reference herein and set out in the accompanying prospectus supplement and any related free writing prospectus are not the only risks we face. If any of the events descried in any such risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, you could lose all or part of your investment. You should carefully review the cautionary statement in this prospectus referred to under “Forward-Looking Statements” below. See also “Incorporation by Reference” and “Available Information” in this prospectus.

Risks Related to Economic Conditions

Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of its portfolio companies to repay loans.

Economic recessions or downturns may result in a prolonged period of market illiquidity which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could increase our funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit its ability to grow and negatively impact its operating results.

In the event of economic recessions and downturns, the financial results of middle-market companies, like those in which we invest, will likely experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. Additionally, the end markets for certain of our portfolio companies’ products and services would likely experience negative financial trends. The performances of certain of our portfolio companies have been, and may continue to be, negatively impacted by these economic or other conditions, which may ultimately result in our receipt of a reduced level of interest income from its portfolio companies and/or losses or charge-offs related to its investments, and, in turn, may adversely affect distributable income. Further, adverse economic conditions may decrease the value of collateral securing some of our loans and the value of its equity investments. As a result, we may need to modify the payment terms of its investments, including changes in PIK interest provisions and/or cash interest rates. These factors may result in our receipt of a reduced level of interest income from its portfolio companies and/or losses or charge-offs related to its investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.

Capital markets may experience periods of disruption and instability and we cannot predict when these conditions will occur. Such market conditions could materially and adversely affect debt and equity capital markets in the United States and abroad, which could have a negative impact on our business, financial condition and results of operations.

From time-to-time, capital markets may experience periods of disruption and instability. For example, from 2008 to 2009, the global capital markets were unstable as evidenced by the lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of the U.S. federal government and various foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. There have been more recent periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future. If similar adverse and volatile market conditions repeat in the future, us and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital in order to grow.

Moreover, the reappearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time or worsened market conditions, including as a result of U.S. government shutdowns or the perceived creditworthiness of the United States, could make it difficult for us to borrow money or to extend the maturity of or refinance any indebtedness it may have under similar terms and any failure to do so could have a material adverse effect on our business. Unfavorable economic conditions, including future recessions, also could increase our funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to us. We may in the future have difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may cause us to reduce the volume of loans we originate and/or fund, adversely affect the value of our portfolio investments or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and our investments.

The decision made in the United Kingdom referendum in June 2016 to leave the European Union has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. The process for the United Kingdom to exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union remain unclear and may to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. In particular, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on the ability of us and our portfolio companies to execute our respective strategies and to receive attractive returns.

Terrorist attacks, acts of war or natural disasters may affect any market for our Common Stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist attacks, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Further terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Risks Related to our Business and Structure

Ineffective internal controls could impact our business and operating results.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, its business and operating results could be harmed and we could fail to meet its financial reporting obligations.

Sierra Crest has limited prior experience managing a BDC or a RIC.

Sierra Crest has limited experience managing a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objective. As a result, an investment in our Common Stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles previously managed by Sierra Crest’s management team. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly-traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires, among other things, satisfaction of source-of-income, asset diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or RIC or could force us to pay unexpected taxes and penalties, which could be material. Sierra Crest’s limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

Sierra Crest and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

Sierra Crest and its affiliates will receive substantial fees from us in return for their services, including certain incentive fees based on the performance of our investments. These fees could influence the advice provided to us. Generally, the more equity we sell in private offerings and the greater the risk assumed by us with respect to our investments, the greater the potential for growth in our assets and profits, and, correlatively, the fees payable by us to Sierra Crest. These compensation arrangements could affect Sierra Crest or its affiliates’ judgment with respect to private offerings of equity and investments made by us, which allows Sierra Crest to earn increased asset management fees.

We may be obligated to pay Sierra Crest incentive compensation even if it incurs a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles Sierra Crest to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay Sierra Crest incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued, but not yet received, including original issue discount, which may arise if we receive fees in connection with the origination of a loan or possibly in other circumstances, or contractual PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. To the extent we do not distribute accrued PIK interest, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest would also increase the loan-to-value ratio at a compounding rate if the issuer’s assets do not increase in value, and investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans on which interest must be paid in full in cash on a regular basis.

For example, if a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Sierra Crest is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in us paying an incentive fee on income that we never received.

There may be conflicts of interest related to obligations that Sierra Crest’s senior management and investment team has to other clients.

The members of the senior management and investment team of Sierra Crest serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as us, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we rely on Sierra Crest to manage our day-to-day activities and to implement our investment strategy. Sierra Crest and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, Sierra Crest, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated funds. Sierra Crest and its officers and employees will devote only as much of its or their time to our business as Sierra Crest and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on Sierra Crest to assist with identifying and executing upon investment opportunities and on our Board of Directors to review and approve the terms of our participation in co-investment transactions with Sierra Crest and its affiliates. Sierra Crest and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of Sierra Crest, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of Sierra Crest and its affiliates in a manner that Sierra Crest deems necessary and appropriate.

An affiliate of Sierra Crest manages BC Partners Lending Corporation, which is a BDC that will invest primarily in debt and equity of privately-held middle-market companies, similar to our targets for investment. Therefore, there may be certain investment opportunities that satisfy the investment criteria for BC Partners and us. BC Partners operates as a distinct and separate company and any investment in our Common Stock will not be an investment in BC Partners. In addition, certain of our executive officers serve in substantially similar capacities for BC Partners and three of our independent directors serve as independent directors of BC Partners.

The time and resources that individuals employed by Sierra Crest devote to us may be diverted and we may face additional competition due to the fact that individuals employed by Sierra Crest are not prohibited from raising money for or managing other entities that make the same types of investments that we target.

Neither Sierra Crest nor individuals employed by Sierra Crest are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. On October 23, 2018, the SEC issued an order granting an application for exemptive relief to an affiliate of Sierra Crest that allows BDCs managed by Sierra Crest, including us, to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, with other funds managed by Sierra Crest or its affiliates, including BCP Special Opportunities Fund I LP and BCP Special Opportunities Fund II LP and any future funds that are advised by Sierra Crest or its affiliated investment advisers. Affiliates of Sierra Crest, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us.

Our base management and incentive fees may induce Sierra Crest to make speculative investments or to incur leverage.

The incentive fee payable by us to Sierra Crest may create an incentive for Sierra Crest to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to Sierra Crest is determined may encourage Sierra Crest to use leverage to increase the leveraged return on our investment portfolio. The part of the management and incentive fees payable to Sierra Crest that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities. This fee structure may be considered to involve a conflict of interest for Sierra Crest to the extent that it may encourage Sierra Crest to favor debt financings that provide for deferred interest, rather than current cash payments of interest.

In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage Sierra Crest to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of defaulting on our borrowings, which would disfavor holders of our Common Stock. Such a practice could result in us investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Sierra Crest relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the officers and employees of Sierra Crest or its affiliates. The loss of services of one or more members of Sierra Crest’s management team, including members of our investment team, could adversely affect our financial condition, business and results of operations.

Sierra Crest may retain additional consultants, advisors and/or operating partners to provide services to us, and such additional personnel will perform similar functions and duties for other organizations which may give rise to conflicts of interest.

BC Partners may work with or alongside one or more consultants, advisors (including senior advisors and CEOs) and/or operating partners who are retained by BC Partners on a consultancy or retainer or other basis, to provide services to us and other entities sponsored by BC Partners including the sourcing of investments and other investment-related and support services. The functions undertaken by such persons with respect to us and any of its investments will not be exclusive and such persons may perform similar functions and duties for other organizations which may give rise to conflicts of interest. Such persons may also be appointed to the board of directors of companies and have other business interests which give rise to conflicts of interest with the interests of us or a portfolio entity of us. Stockholders should note that such persons may retain compensation that will not offset the base management fee payable to Sierra Crest, including that: (i) such persons are permitted to retain all directors’ fees, monitoring fees and other compensation received by them in respect of acting as a director or officer of, or providing other services to, a portfolio entity and such amounts shall not be credited against the base management fee; and (ii) certain of such persons may be paid a deal fee, a consultancy fee or other compensation where they are involved in a specific project relating to us, which fee will be paid either by us or, if applicable, the relevant portfolio entity.

The compensation we pay to Sierra Crest was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm’s-length negotiations.

The compensation we pay to Sierra Crest was not entered into on an arm’s-length basis with an unaffiliated third party. As a result, the form and amount of such compensation may be less favorable to us than they might have been had these been entered into through arm’s-length transactions with an unaffiliated third party.

Sierra Crest’s influence on conducting our operations gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our stockholders.

Sierra Crest is paid a base management fee calculated as a percentage of our gross assets and unrelated to net income or any other performance base or measure. Sierra Crest may advise us to consummate transactions or conduct its operations in a manner that, in Sierra Crest’s reasonable discretion, is in the best interests of our stockholders. These transactions, however, may increase the amount of fees paid to Sierra Crest. Sierra Crest’s ability to influence the base management fee paid to it by us could reduce the amount of cash flow available for distribution to our stockholders.

We operate in a highly competitive market for investment opportunities.

A large number of entities compete with us to make the types of investments that we make. We compete with other BDCs, as well as a number of investment funds, investment banks and other sources of financing, including traditional financial services companies, such as commercial banks and finance companies. Many of our competitors are substantially larger and have considerably greater financial, marketing and other resources than us. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. This may enable some of our competitors to make commercial loans with interest rates that are lower than the rates we typically offers. We may lose prospective portfolio investments if it does not match its competitors’ pricing, terms and structure. If we do match our competitors’ pricing, terms or structure, it may experience decreased net interest income. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many of our potential competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. As a result of this competition, there can be no assurance that we will be able to identify and take advantage of attractive investment opportunities or that we will be able to fully invest our available capital. If we are not able to compete effectively, its business and financial condition and results of operations will be adversely affected.

If Sierra Crest is unable to source investments effectively, we may be unable to achieve its investment objectives and provide returns to stockholders.

Our ability to achieve its investment objective depends on Sierra Crest’s ability to identify, evaluate and invest in suitable companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of Sierra Crest’s marketing capabilities, its management of the investment process, its ability to provide efficient services and its access to financing sources on acceptable terms. Failure to source investments effectively could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty paying distributions required to maintain our RIC status if we recognize income before or without receiving cash equal to such income.

In accordance with the Code, we include in income certain amounts that we have not yet received in cash, such as non-cash PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. The increases in loan balances as a result of contracted non-cash PIK arrangements are included in income for the period in which such non-cash PIK interest was received, which is often in advance of receiving cash payment, and are separately identified on our statements of cash flows. We also may be required to include in income certain other amounts that we will not receive in cash. Any warrants that we receive in connection with our debt investments generally are valued as part of the negotiation process with the particular portfolio company. As a result, a portion of the aggregate purchase price for the debt investments and warrants is allocated to the warrants that we receive. This generally results in the associated debt investment having “original issue discount” for tax purposes, which we must recognize as ordinary income as it accrues. This increases the amounts that we are required to distribute to maintain our qualification for tax treatment as a RIC. Because such original issue discount income might exceed the amount of cash received in a given year with respect to such investment, we might need to obtain cash from other sources to satisfy such distribution requirements. Other features of the debt instruments that we hold may also cause such instruments to generate original issue discount.

Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. Accordingly, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implication of a RIC, see “Certain U.S. Federal Income Tax Considerations.”

Any unrealized losses we experience on our loan portfolio may be an indication of future realized losses, which could reduce our resources available to make distributions.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Directors pursuant to a valuation methodology approved by our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized losses. An unrealized loss in our loan portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our resources available to pay dividends or interest and principal on our securities and could cause you to lose all or part of your investment.

We may experience fluctuations in our quarterly and annual operating results and credit spreads.

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including our ability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire (which could stem from the general level of interest rates, credit spreads, or both), the default rate on such securities, prepayment upon the triggering of covenants in our middle-market loans as well as our CLO Funds, our level of expenses, variations in and timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are exposed to risks associated with changes in interest rates and spreads.

Changes in interest rates may have a substantial negative impact on our investments, the value of its securities and its rate of return on invested capital. A reduction in the interest spreads on new investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including mezzanine securities and high-yield bonds, and also could increase its interest expense, thereby decreasing its net income. An increase in interest rates due to an increase in credit spreads, regardless of general interest rate fluctuations, could also negatively impact the value of any investments we hold in our portfolio.

In addition, an increase in interest rates available to investors could make an investment in our securities less attractive than alternative investments, a situation which could reduce the value of our securities. Conversely, a decrease in interest rates may have an adverse impact on our returns by requiring us to seek lower yields on our debt investments and by increasing the risk that our portfolio companies will prepay our debt investments, resulting in the need to redeploy capital at potentially lower rates. A decrease in market interest rates may also adversely impact our returns on idle funds, which would reduce our net investment income.

The interest rates of our term loans to our portfolio companies that extend beyond 2021 might be subject to change based on recent regulatory changes.

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We typically use LIBOR as a reference rate in term loans that we extend to portfolio companies such that the interest due to us, pursuant to a term loan extended to a partner company, is calculated using LIBOR. Some of our term loan agreements with partner companies contain a stated minimum value for LIBOR.

In 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced the desire to phase out LIBOR by the end of 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S.-dollar LIBOR with the SOFR a new index calculated by short-term repurchase agreements, backed by Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR.

If LIBOR ceases to exist, we may need to renegotiate any credit agreements extending beyond 2021 with its prospective portfolio companies that utilize LIBOR as a factor in determining the interest rate. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined.

We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in us. We have issued senior securities, and in the future may borrow from, or issue additional senior securities (such as preferred or convertible securities or debt securities) to, banks and other lenders and investors. Subject to prevailing market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. Lenders and holders of such senior securities would have fixed dollar claims on our assets that are superior to the claims of our common stockholders. Leverage is generally considered a speculative investment technique. Any increase in our income in excess of interest payable on our outstanding indebtedness would cause our net income to increase more than it would have had we not incurred leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not incurred leverage. Such a decline could negatively affect our ability to make distributions to our stockholders and service our debt obligations. In addition, our common stockholders will bear the burden of any increase in our expenses as a result of leverage. There can be no assurance that our leveraging strategy will be successful.

Our outstanding indebtedness imposes, and additional debt we may incur in the future will likely impose, financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to add new debt facilities or issue additional debt securities or other evidences of indebtedness in lieu of or in addition to existing indebtedness could have a material adverse effect on our business, financial condition or results of operations.

The following table illustrates the effect of leverage on returns from an investment in our common stock as of September 30, 2019, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on our Portfolio (Net of Expenses)(1)	-10%	-5%	0	5%	10%
Corresponding return to common stockholder(2)	(28.7)%	(17.3)%	(5.9)%	5.5%	16.9%

(1)

The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated on a pro forma combined basis as of September 30, 2019. As a result, it has not been updated to take into account any changes in assets or leverage since such date.

(2)

Assumes $362 million in total assets, $155 million in debt outstanding and $158 million in net assets as of as of September 30, 2019 and a weighted average interest rate of 6.0% as of September 30, 2019.

Our indebtedness could adversely affect our financial health and our ability to respond to changes in our business.

With certain limited exceptions, we are only allowed to borrow amounts or issue senior securities such that our asset coverage, as defined in the 1940 Act, is at least 200% (or the 150% asset coverage ratio effective as of March 29, 2019) immediately after such borrowing or issuance. The amount of leverage that we employ in the future will depend on our management’s and our Board of Directors’ assessment of market and other factors at the time of any proposed borrowing. There is no assurance that a leveraging strategy will be successful. As a result of the level of our leverage:

•

Our exposure to risk of loss is greater if we incur debt or issue senior securities to finance investments because a decrease in the value of our investments has a greater negative impact on our equity returns and, therefore, the value of our business if we do not use leverage;

•

the decrease in our asset coverage ratio resulting from increased leverage and the covenants contained in documents governing our indebtedness (which may impose asset coverage or investment portfolio composition requirements that are more stringent than those imposed by the 1940 Act) limit our flexibility in planning for, or reacting to, changes in our business and industry, as a result of which we could be required to liquidate investments at an inopportune time;

•	We are required to dedicate a portion of our cash flow to interest payments, limiting the availability of cash for dividends and other purposes; and

•	Our ability to obtain additional financing in the future may be impaired.

We cannot be sure that our leverage will not have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we cannot be sure that additional financing will be available when required or, if available, will be on terms satisfactory to it. Further, even if we are able to obtain additional financing, we may be required to use some or all of the proceeds thereof to repay our outstanding indebtedness.

Our Board of Directors has approved its ability to incur additional leverage as permitted by recent legislation.

The 1940 Act generally prohibits BDCs from incurring indebtedness unless immediately after such borrowing they have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). However, the recently enacted SBCA has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. In other words, prior to the enactment of the SBCA, a BDC could borrow $1 for investment purposes for every $1 of investor equity. Now, for those BDCs that satisfy the SBCA’s approval and disclosure requirements, the BDC can borrow $2 for investment purposes for every $1 of investor equity.

In accordance with the SBCA, on March 29, 2018, our Board of Directors, including a “required majority” approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act. As a result, our asset coverage requirements for senior securities changed from 200% to 150%, effective March 29, 2019.

However, despite the SBCA, we will continue to be prohibited by the indentures governing its 2022 Notes from making distributions on our Common Stock if our asset coverage, as defined in the 1940 Act, falls below 200%. In any such event, we would be prohibited from making distributions required in order to maintain our status as a RIC.

Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increase, then leveraging would cause the net asset value attributable to our Common Stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had it not borrowed. Such a decline could negatively affect our ability to pay common stock dividends, scheduled debt payments or other payments related to its securities. Leverage is generally considered a speculative investment technique.

We may default under the Revolving Credit Facility or any future borrowing facility we enter into or be unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the event we default under the Revolving Credit Facility or any other future borrowing facility, our business could be adversely affected as it may be forced to sell a portion of its investments quickly and prematurely at prices that may be disadvantageous to it in order to meet its outstanding payment obligations and/or support working capital requirements under the Revolving Credit Facility or such future borrowing facility, any of which would have a material adverse effect on its business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under the Revolving Credit Facility or such future borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Provisions in the Revolving Credit Facility or any other future borrowing facility may limit our discretion in operating our business.

The Revolving Credit Facility is, and any future borrowing facility may be, backed by all or a portion of our loans and securities on which the lenders will or, in the case of a future facility, may have a security interest. We may pledge up to 100% of its assets and may grant a security interest in all of its assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests it grants will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for its securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests as well as negative covenants under the Revolving Credit Facility or any other borrowing facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under the Revolving Credit Facility or any other borrowing facility were to decrease, we would be required to secure additional assets in an amount equal to any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under the Revolving Credit Facility or any other borrowing facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make stockholder distributions.

In addition, under the Revolving Credit Facility or any future borrowing facility, we will be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage, which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under the Revolving Credit Facility or any other borrowing facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our revenues and, by delaying any cash payment allowed to it under the Revolving Credit Facility or any other borrowing facility until the lenders have been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business and maintain our qualification as a RIC.

Because we intend to continue to distribute substantially all of our income and net realized capital gains to our stockholders, we will need additional capital to finance our growth.

In order to continue to qualify as a RIC, to avoid payment of excise taxes and to minimize or avoid payment of U.S. federal income taxes, we intend to continue to distribute to our stockholders substantially all of our net ordinary income and realized net capital gains (although we may retain certain net long-term capital gains, pay applicable U.S. federal income taxes with respect thereto, and elect to treat as deemed distributions to our stockholders). As a BDC, in order to incur new debt, we are generally required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200% (or the 150% asset coverage ratio effective as of March 29, 2019), as measured immediately after issuance of such security. This requirement limits the amount that we may borrow. Because we will continue to need capital to grow our loan and investment portfolio, this limitation may prevent us from incurring debt and require us to issue additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of such borrowings. Also, as a business development company, we generally are not permitted to issue equity securities priced below net asset value without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities.

We may from time to time expand our business through acquisitions, which could disrupt our business and harm our financial condition.

We may pursue potential acquisitions of, and investments in, businesses complementary to our business and from time to time engage in discussions regarding such possible acquisitions. Such acquisition and any other acquisitions we may undertake involve a number of risks, including:

•	failure of the acquired businesses to achieve the results we expect;

•	substantial cash expenditures;

•	diversion of capital and management attention from operational matters;

•	our inability to retain key personnel of the acquired businesses;

•	incurrence of debt and contingent liabilities and risks associated with unanticipated events or liabilities; and

•	the potential disruption and strain on our existing business and resources that could result from our planned growth and continuing integration of our acquisitions.

If we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of such acquisitions, we may incur costs in excess of what it anticipates, and management resources and attention may be diverted from other necessary or valuable activities. Any acquisition may not result in short-term or long-term benefits to us. If we are unable to integrate or successfully manage any business that we acquire, we may not realize anticipated cost savings, improved efficiencies or revenue growth, which may result in reduced profitability or operating losses.

We may invest through joint ventures, partnerships or other special purpose vehicles and its investments through these vehicles may entail greater risks, or risks that it otherwise would not incur, if we otherwise made such investments directly.

We may make indirect investments in portfolio companies through joint ventures, partnerships or other special purpose vehicles (“Investment Vehicles”). In general, the risks associated with indirect investments in portfolio companies through a joint venture, partnership or other special purpose vehicle are similar to those associated with a direct investment in a portfolio company. While we intend to analyze the credit and business of a potential portfolio company in determining whether or not to make an investment in an Investment Vehicle, we will nonetheless be exposed to the creditworthiness of the Investment Vehicle. In the event of a bankruptcy proceeding against the portfolio company, the assets of the portfolio company may be used to satisfy its own obligations prior to the satisfaction of our investment in the Investment Vehicle (i.e., our investment in the Investment Vehicle could be structurally subordinated to the other obligations of the portfolio company). In addition, if we are to invest in an Investment Vehicle, we may be required to rely on our partners in the Investment Vehicle when making decisions regarding the Investment Vehicle’s investments, accordingly, the value of the investment could be adversely affected if our interests diverge from those of our partners in the Investment Vehicle.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our Board of Directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, our Board of Directors may not change the nature of our business so as to cease to be, or withdraw its election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business and operating results. Nevertheless, the effects may adversely affect our business and they could negatively impact our ability to pay you dividends and could cause you to lose all or part of your investment in our securities.

Our businesses may be adversely affected by litigation and regulatory proceedings.

From time to time, we may be subject to legal actions as well as various regulatory, governmental and law enforcement inquiries, investigations and subpoenas. In any such claims or actions, demands for substantial monetary damages may be asserted against us and may result in financial liability or an adverse effect on our reputation among investors. We may be unable to accurately estimate our exposure to litigation risk when we record balance sheet reserves for probable loss contingencies. As a result, any reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which may have a material impact on our results of operations or financial condition. In regulatory enforcement matters, claims for disgorgement, the imposition of penalties and the imposition of other remedial sanctions are possible.

Regulations governing our operation as a BDC affect our ability to, and the way in which we raise, additional capital.

Our business requires a substantial amount of additional capital. We may acquire additional capital from the issuance of senior securities or other indebtedness, the issuance of additional shares of our Common Stock or from securitization transactions. However, we may not be able to raise additional capital in the future on favorable terms or at all. We may issue debt securities or preferred securities, which we refer to collectively as “senior securities,” and we may borrow money from banks or other financial institutions, up to the maximum amount permitted by the 1940 Act. The 1940 Act permits us to issue senior securities or incur indebtedness only in amounts such that its asset coverage, as defined in the 1940 Act, equals at least 200% (or the 150% asset coverage ratio effective as of March 29, 2019) immediately after such issuance or incurrence. With respect to certain types of senior securities, we must make provisions to prohibit any dividend distribution to our stockholders or the repurchase of certain of our securities, unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. If the value of our assets declines, we may be unable to satisfy the asset coverage test. Furthermore, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders.

All of the costs of offering and servicing such debt or preferred stock (if issued by us in the future), including interest or preferential dividend payments thereon, will be borne by our common stockholders.

The interests of the holders of any debt or preferred stock we may issue will not necessarily be aligned with the interests of its common stockholders. In particular, the rights of holders of our debt or preferred stock to receive interest, dividends or principal repayment will be senior to those of our common stockholders. Also, in the event we issue preferred stock, the holders of such preferred stock will have the ability to elect two members of our Board of Directors. In addition, we may grant a lender a security interest in a significant portion or all of our assets, even if the total amount we may borrow from such lender is less than the amount of such lender’s security interest in our assets.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in the best interests of us and our stockholders, and our stockholders approve, giving us the authority to do so. Although we currently do not have such authorization, we previously sought and received such authorization from our stockholders in the past and may seek such authorization in the future. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). We are also generally prohibited under the 1940 Act from issuing securities convertible into voting securities without obtaining the approval of our existing stockholders. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition to issuing securities to raise capital as described above; we may securitize a portion of the loans to generate cash for funding new investments. If we are unable to successfully securitize our loan portfolio, our ability to grow our business and fully execute our business strategy and our earnings (if any) may be adversely affected. Moreover, even successful securitization of our loan portfolio might expose us to losses, as the residual loans in which we do not sell interests tend to be those that are riskier and more apt to generate losses.

The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.

Section 941 of the Dodd-Frank Act added a provision to the Exchange Act requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibiting such securitizer from, directly or indirectly, hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. The U.S. risk retention rules became effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO is considered the sponsor of a securitization vehicle and is required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO.

On February 9, 2018, the D.C. Circuit Court ruled in favor of an appeal brought by the Loan Syndications and Trading Association (the “LSTA”) against the SEC and the Board of Governors of the Federal Reserve System (the “Applicable Governmental Agencies”) that managers of so-called “open market CLOs” are not “securitizers” under Section 941 of the Dodd-Frank Act and, therefore, are not subject to the requirements of the U.S. risk retention rules (the “Appellate Court Ruling”). The LSTA was appealing from a judgment entered by the D.C. District Court, which granted summary judgment in favor of the SEC and Federal Reserve and against the LSTA with respect to its challenges.

On April 5, 2018, the D.C. District Court entered an order implementing the Appellate Court Ruling and thereby vacated the U.S. risk retention rules insofar as they apply to CLO managers of “open market CLOs.” In addition, the Applicable Governmental Agencies did not request that the case be heard by the United States Supreme Court. Since the Applicable Governmental Agencies have not successfully challenged the Appellate Court Ruling and the D.C. District Court has issued the above-described order implementing the Appellate Court Ruling, collateral managers of open market CLOs are no longer required to comply with the U.S. risk retention rules at this time. As such, it is possible that some collateral managers of open market CLOs will decide to dispose of the notes constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain, or decide to take other action with respect to such notes that is not otherwise permitted by the U.S. risk retention rules. As a result of this decision, certain CLO managers of “open market CLOs” will no longer be required to comply with the U.S. risk retention rules solely because of their roles as managers of “open market CLOs”, and there may be no “sponsor” of such securitization transactions and no party may be required to acquire and retain an economic interest in the credit risk of the securitized assets of such transactions.

There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the U.S. risk retention rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the U.S. risk retention rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the U.S. risk retention rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the U.S. risk retention rules and other factors.

If we do not invest a sufficient portion of our assets in Qualifying Assets, we could be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than assets of the type listed in Section 55(a) of the 1940 Act (“Qualifying Assets”) unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. See “Regulation—Qualifying Assets.”

We believe that most of the senior loans and mezzanine investments that we acquire constitute Qualifying Assets. However, investments in the securities of CLO Funds generally do not constitute Qualifying Assets, and we may invest in other assets that are not Qualifying Assets. If we do not invest a sufficient portion of our assets in Qualifying Assets, we may be precluded from investing in what we believe are attractive investments, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of its position).

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of the members of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such person, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

If we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company that is required to register under the 1940 Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under our outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or stockholder activism, we may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our Board of Directors’ attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

We will be subject to corporate-level U.S. federal income taxes if we are unable to qualify as a RIC under Subchapter M of the Code.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements:

•

The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of the sum of our investment company taxable income (generally, our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and net tax-exempt income for each year. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act and are (and may in the future become) subject to certain financial covenants under loan, indenture and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income taxes.

•	The source income requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

•

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” If we do not satisfy the diversification requirements as of the end of any quarter, we will not lose our status as a RIC provided that (i) we satisfied the requirements in a prior quarter and (ii) our failure to satisfy the requirements in the current quarter is not due in whole or in part to an acquisition of any security or other property.

Failure to meet these requirements may result in us having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses. Moreover, if we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income taxes, the resulting taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and on our stockholders.

Risks Associated with Our Information Technology Systems

We rely on various information technology systems to manage our operations. Information technology systems are subject to numerous risks including unanticipated operating problems, system failures, rapid technological change, failure of the systems that operate as anticipated, reliance on third-party computer hardware, software and IT service providers, computer viruses, telecommunication failures, data breaches, denial of service attacks, spamming, phishing attacks, computer hackers and other similar disruptions, any of which could materially adversely impact our consolidated financial condition and results of operations. Additional risks include, but are not limited to, the following:

Disruptions in current systems or difficulties in integrating new systems.

We regularly maintain, upgrade, enhance or replace our information technology systems to support our business strategies and provide business continuity. Replacing legacy systems with successor systems, making changes to existing systems or acquiring new systems with new functionality have inherent risks including disruptions, delays, or difficulties that may impair the effectiveness of our information technology systems.

Internal and external cyber threats, as well as other disasters, could impair our ability to conduct business effectively.

The occurrence of a disaster, such as a cyber-attack against us or against a third-party that has access to our data or networks, a natural catastrophe, an industrial accident, failure of our disaster recovery systems, or consequential employee error, could have an adverse effect on our ability to communicate or conduct business, negatively impacting our operations and financial condition. This adverse effect can become particularly acute if those events affect our electronic data processing, transmission, storage, and retrieval systems, or impact the availability, integrity, or confidentiality of our data.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems, networks, and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration, or destruction, such as from physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, we could potentially jeopardize the confidential, proprietary, and other information processed, stored in, and transmitted through our computer systems and networks. Such an attack could cause interruptions or malfunctions in our operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage, and increased costs associated with mitigation of damages and remediation.

Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee, and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incident that affects our data, resulting in increased costs and other consequences as described above.

Risks Related to Investments

Our investments may be risky, and you could lose all or part of your investment.

We invest primarily in senior secured term loans, mezzanine debt, selected equity investments issued by middle-market companies, CLO Funds and the Joint Venture managed by our Surviving Asset Manager Affiliate. The investments in our debt securities portfolio are all or predominantly below investment grade, may be highly leveraged, and therefore have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Defaults by portfolio companies may harm our operating results.

Secured Loans. When we extend secured term loans, it generally takes a security interest (either as a first lien position or as a second lien position) in the available assets of these portfolio companies, including the equity interests of their subsidiaries, which we expect to assist in mitigating the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital, and, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to exercise its remedies.

Mezzanine Debt. Our mezzanine debt investments generally are subordinated to senior loans and generally are unsecured. This may result in an above average amount of risk and volatility or loss of principal.

These investments may entail additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt is subject to greater fluctuations in value based on changes in interest rates and such debt could subject us to phantom income. Since we generally do not receive any cash prior to maturity of the debt, the investment is of greater risk.

Equity Investments. We have made and expect to make selected equity investments in the middle-market companies. In addition, when we invest in senior secured loans or mezzanine debt, we may acquire warrants in the equity of the portfolio company. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Risks Associated with Middle-Market Companies. Investments in middle-market companies also involve a number of significant risks, including:

•	CLOs typically are comprised of a portfolio of senior secured loans; payments on CLO investments are and will be payable solely from the cash-flows from such senior secured loans;

•	CLO investments are exposed to leveraged credit risk;

•	CLO Funds are highly leveraged;

•	there is the potential for interruption and deferral of cash-flow from CLO investments;

•	interest rates paid by corporate borrowers are subject to volatility;

•	the inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us;

•	our CLO investments are subject to prepayments and calls, increasing re-investment risk;

•	We have limited control of the administration and amendment of any CLO in which we invest;

•	senior secured loans of CLOs may be sold and replaced resulting in a loss to us;

•

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect; and

•	non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.

Our portfolio investments for which there is no readily available market, including our investment in our Asset Manager Affiliates, our Joint Venture and our investments in CLO Funds, are recorded at fair value as determined in good faith by our Board of Directors. As a result, there is uncertainty as to the value of these investments.

Our investments consist primarily of securities issued by privately-held companies, the fair value of which is not readily determinable. In addition, we are not permitted to maintain a general reserve for anticipated loan losses. Instead, we are required by the 1940 Act to specifically value each investment and record an unrealized gain or loss for any asset that it believes has increased or decreased in value. We value these securities at fair value as determined in good faith by its Board of Directors pursuant to a valuation methodology approved by its Board of Directors. These valuations are initially prepared by our management and reviewed by our Valuation Committee of the Board of Directors (the “Valuation Committee”), which uses its best judgment in arriving at the fair value of these securities. However, our Board of Directors retains ultimate authority to determine the appropriate valuation for each investment.

We have engaged an independent valuation firm to provide third-party valuation consulting services to its Board of Directors. Each quarter, the independent valuation firm performs third-party valuations on our material investments in illiquid securities, such that they are reviewed at least once during a trailing 12-month period. These third-party valuation estimates are one of the relevant data points in our Board of Director’s determination of fair value. Our Board of Directors intends to continue to engage an independent valuation firm in the future to provide certain valuation services, including the review of certain portfolio assets, as part of the quarterly and annual year-end valuation process. In addition to such third-party input, the types of factors that may be considered in valuing our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly-traded companies, discounted cash flow and other relevant factors. Substantially all of our investment in the Asset Manager Affiliates was sold on December 31, 2018. Prior thereto, our investment in our Asset Manager Affiliates was carried at fair value, which was determined after taking into consideration a percentage of assets under management and a discounted cash flow model incorporating different levels of discount rates depending on the hierarchy of fees earned (including the likelihood of realization of senior, subordinate and incentive fees) and prospective modeled performance. Such valuation included an analysis of comparable asset management companies. In addition, our investment in our Joint Venture is carried at fair value, which is determined based on the fair value of the investments held by the Joint Venture. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our illiquid investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of issuers, which subjects us to a risk of significant loss if any of these issuers defaults on its obligations under any of its debt instruments or as a result of a downturn in the particular industry.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of issuers in a limited number of industries. Beyond the asset diversification requirements associated with its qualification as a RIC, we do not have fixed guidelines for diversification, and while we are not targeting any specific industries, relatively few industries may become significantly represented among our investments. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer, changes in fair value over time or a downturn in any particular industry. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

Defaults by our portfolio companies could harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other debt holders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on our secured assets. Such events could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt that we hold and the value of any equity securities it owns. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

When we are a debt or minority equity investor in a portfolio company, which generally is the case, we may not be in a position to control the entity, and the portfolio company’s management may make decisions that could decrease the value of our investment.

Most of our investments are either debt or minority equity investments in our portfolio companies. Therefore, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings. In addition, we generally are not in a position to control any portfolio company by investing in its debt securities.

We may have limited access to information about privately held companies in which we invest.

We invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of our investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. These companies and their financial information are not subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investment.

Prepayments of our debt investments by our portfolio companies could negatively impact our operating results.

We are subject to the risk that the investments we makes in our portfolio companies may be repaid prior to maturity. When this occurs, we generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments typically have substantially lower yields than the debt being prepaid, and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. Consequently, our results of operations could be materially adversely affected if one or more of our portfolio companies elects to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our Common Stock.

We may be unable to invest the net proceeds raised from offerings and repayments from investments on acceptable terms, which would harm our financial condition and operating results.

Until we identify new investment opportunities, we intend to either invest the net proceeds of future offerings and repayments from investments in interest-bearing deposits or other short-term instruments or use the net proceeds from such offerings to reduce then-outstanding debt obligations. We cannot assure you that we will be able to find enough appropriate investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return.

Our portfolio companies may incur debt that ranks equal with, or senior to, our investments in such companies.

We invest primarily in debt securities issued by our portfolio companies. In some cases portfolio companies are permitted to have other debt that ranks equal with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders thereof are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which it invests. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equal with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company.

Second priority liens on collateral securing loans that we makes to portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make are secured by a second priority security interest in the same collateral pledged by a portfolio company to secure senior debt owed by the portfolio company to other traditional lenders. Often the senior lender has procured covenants from the portfolio company prohibiting the incurrence of additional secured debt, without the senior lender’s consent. Prior to, and as a condition of, permitting the portfolio company to borrow money from us secured by the same collateral pledged to the senior lender, the senior lender will require assurances that we will control the disposition of any collateral in the event of bankruptcy or other default. In many such cases, the senior lender will require us to enter into an “intercreditor agreement” prior to permitting the portfolio company to borrow from us. Typically, the intercreditor agreements we are requested to execute expressly subordinate our debt instruments to those held by the senior lender and further provide that the senior lender shall control: (1) the commencement of foreclosure or other proceedings to liquidate and collect on the collateral; (2) the nature, timing and conduct of foreclosure or other collection proceedings; (3) the amendment of any collateral document; (4) the release of the security interests in respect of any collateral; and (5) the waiver of defaults under any security agreement. Because of the control we may cede to senior lenders under intercreditor agreements we may enter, we may be unable to realize the proceeds of any collateral securing some of our loans.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we may have structured certain of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the size of our investment and the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Our investments in equity securities involve a substantial degree of risk.

We purchase common stock and other equity securities, including warrants. Although equity securities have historically generated higher average total returns than fixed-income securities over the long term, equity securities have also experienced significantly more volatility in those returns. The equity securities we acquire may fail to appreciate and may decline in value or become worthless, and our ability to recover our investment depends on our portfolio company’s success. Investments in equity securities involve a number of significant risks, including the risk of further dilution as a result of additional issuances, inability to access additional capital and failure to pay current distributions. Investments in preferred securities involve special risks, such as the risk of deferred distributions, credit risk, illiquidity and limited voting rights.

The lack of liquidity in our investments may adversely affect our business.

We may invest in securities issued by private companies. These securities may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly-traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although it is anticipated that most of our investments will be denominated in U.S. dollars, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

The disposition of our investments may result in contingent liabilities.

We currently expect that a significant portion of our investments will involve lending directly to private companies. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

We may not receive any return on our investment in the CLO Funds in which we have invested.

As of December 31, 2018, we had $45.0 million at fair value invested in the subordinated securities, preferred shares, or other securities issued by the CLO Funds managed by certain third-party asset managers. Subordinated securities are the most junior class of securities issued by the CLO Funds and are subordinated in priority of payment to every other class of securities issued by these CLO Funds. Therefore, they only receive cash distributions if the CLO Funds have made all cash interest payments to all other debt securities issued by the CLO Fund. The subordinated securities are also unsecured and rank behind all of the secured creditors, known or unknown, of the CLO Fund, including the holders of the senior securities issued by the CLO Fund. Consequently, to the extent that the value of a CLO Fund’s loan investments has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of the subordinated securities at their redemption could be reduced.

Risks Related to Our Investment Advisory Relationship with Sierra Crest

Sierra Crest selects our investments and our Stockholders have no input with respect to investment decisions.

Sierra Crest selects our investments and our stockholders have no input with respect to investment decisions. As a result, we will be subject to all of the business risks and uncertainties associated with the origination of new investments, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially or become worthless.

We are dependent upon Sierra Crest for our future success.

We have no employees and, as a result, depend on the diligence, skill and network of business contacts of Sierra Crest’s investment professionals to source appropriate investments for us. We depend on members of Sierra Crest’s investment team to appropriately analyze our investments and Sierra Crest’s investment committee to approve and monitor our portfolio investments. Sierra Crest’s investment committee, together with the other members of its investment team, evaluate, negotiate, structure, close and monitor our investments. Our future success will depend on the continued availability of the members of Sierra Crest’s investment committee and the other investment professionals available to the Sierra Crest. We do not have employment agreements with these individuals or other key personnel of Sierra Crest, and we cannot provide any assurance that unforeseen business, medical, personal or other circumstances would not lead any such individual to terminate his or her relationship with Sierra Crest. The loss of a material number of senior investment professionals to which Sierra Crest has access, could have a material adverse effect on our ability to achieve our investment objective as well as on our financial condition and results of operations. In addition, we cannot assure you that Sierra Crest will remain our investment adviser or that we will continue to have access to Sierra Crest’s investment professionals or its information and deal flow.

The structure under our Investment Advisory Agreement may induce Sierra Crest to pursue speculative investments and incur leverage, which may not be in the best interests of our stockholders.

The incentive fees payable by us to Sierra Crest under our Investment Advisory Agreement may create an incentive for Sierra Crest to pursue investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The incentive fees payable to Sierra Crest are calculated based on a percentage of our return on invested capital. This may encourage Sierra Crest to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of our common stock. In addition, Sierra Crest receives the incentive fees based, in part, upon net capital gains realized on our investments. Unlike that portion of incentive fees based on income, there is no hurdle rate applicable to the portion of the incentive fees based on net capital gains. As a result, Sierra Crest may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income-producing securities. Such a practice could result in us investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

Moreover, because the base management fees payable to Sierra Crest under our Investment Advisory Agreement are payable based on our gross assets, excluding cash and cash equivalents but including those assets purchased with borrowed amounts, Sierra Crest has a financial incentive to incur leverage which may not be consistent with our stockholders’ interests.

Sierra Crest’s liability is limited under our Investment Advisory Agreement, and we are required to indemnify Sierra Crest against certain liabilities, which may lead Sierra Crest to act in a riskier manner on our behalf than it would when acting for its own account.

Under our Investment Advisory Agreement, Sierra Crest does not assume any responsibility to us other than to render the services described in our Investment Advisory Agreement, and it is not be responsible for any action of our Board of Directors in declining to follow Sierra Crest’s advice or recommendations. Pursuant to our Investment Advisory Agreement, Sierra Crest and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with Sierra Crest are not liable to us for their acts under our Investment Advisory Agreement, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations. We have agreed to indemnify, defend and protect Sierra Crest and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with Sierra Crest with respect to all damages, liabilities, costs and expenses arising out of or otherwise based upon the performance of any of Sierra Crest’s duties or obligations under our Investment Advisory Agreement or otherwise as Sierra Crest for us, and not arising out of criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations under our Investment Advisory Agreement. These protections may lead Sierra Crest to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Sierra Crest is able to resign upon 60 days’ written notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

We are externally managed pursuant to our Investment Advisory Agreement. Pursuant to our Investment Advisory Agreement, Sierra Crest has the right to resign upon 60 days’ written notice, whether a replacement has been found or not. If Sierra Crest resigns, it may be difficult to find a replacement with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If a replacement is not found quickly, our business, results of operations and financial condition as well as our ability to pay distributions are likely to be adversely affected and the value of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by Sierra Crest. Even if a comparable service provider or individuals performing such services are retained, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may materially adversely affect our business, results of operations and financial condition.

We may not replicate its historical performance, or the historical success of other investment vehicles advised by Sierra Crest.

We cannot provide any assurance that we will replicate our own historical performance, the historical success of Sierra Crest or the historical performance of other investment vehicles that Sierra Crest and its investment team advised in the past. Accordingly, our investment returns could be substantially lower than the returns achieved by us in the past or by other clients of Sierra Crest. We can offer no assurance that Sierra Crest will be able to continue to implement our investment objective with the same degree of success as it has had in the past.

Risks Relating to the Merger

Sales of shares of our Common Stock after the completion of the Merger may cause the market price of our Common Stock to decline.

Former OHAI Stockholders may decide not to hold the shares of PTMN Common Stock that they received pursuant to the Merger Agreement. Certain OHAI Stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of PTMN Common Stock that they received pursuant to the Merger Agreement. In addition, PTMN Stockholders may decide not to hold their shares of PTMN Common Stock. In each case, such sales of PTMN Common Stock could have the effect of depressing the market price for PTMN Common Stock.

We may be unable to realize the benefits anticipated by the Merger, including estimated cost savings, or it may take longer than anticipated to achieve such benefits.

The realization of certain benefits anticipated as a result of the Merger will depend in part on the integration of OHAI’s investment portfolio with ours and the integration of OHAI’s business with ours. There can be no assurance that OHAI’s investment portfolio or business can be operated profitably or integrated successfully into our operations in a timely fashion or at all. The dedication of management resources to such integration may detract attention from the day-to-day business of the combined company and there can be no assurance that there will not be substantial costs associated with the transition process or there will not be other material adverse effects as a result of these integration efforts. Such effects, including, but not limited to, incurring unexpected costs or delays in connection with such integration and failure of OHAI’s investment portfolio to perform as expected, could have a material adverse effect on the financial results of the combined company.

We also expect to achieve certain cost savings from the Merger when the two companies have fully integrated their portfolios. It is possible that the estimates of the potential cost savings could ultimately be incorrect. The cost savings estimates also assume we will be able to combine the operations of us and OHAI in a manner that permits those cost savings to be fully realized. If the estimates turn out to be incorrect or if we are not able to successfully combine OHAI’s investment portfolio or business with our operations, the anticipated cost savings may not be fully realized, or realized at all, or may take longer to realize than expected.

If we sell investments acquired as a result of the Merger, it may result in capital gains and increase the incentive fees payable to Sierra Crest.

Investments that we acquired as a result of the Merger are booked at a discount under ASC 805-50, Business Combinations–Related Issues. To the extent we sell one of these acquired investments at a price that is higher than its then-amortized cost, such sale would result in realized capital gain that would be factored in to the amount of the incentive fee on capital gains, if any, that is paid by us to Sierra Crest. If we sell a significant portion of the investments acquired as a result of the Merger, it may materially increase the incentive fee on capital gains paid to Sierra Crest. The effect on the incentive fee on capital gains would be greater for acquired investments sold closer to the closing date of the Merger.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference herein, contains, and any applicable prospectus supplement or free writing prospectus, including the documents we incorporate by reference therein, may contain forward-looking statements, which relate to future events or our future performance or financial condition. All statement other than statements of historical facts, including statements regarding our future events or future performance or financial condition, are forward-looking statements. The forward-looking statements contained or incorporated by reference in this prospectus and any applicable prospectus supplement or free writing prospectus may involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our existing and prospective portfolio companies;

•	the return or impact of current and future investments;

•	our contractual arrangements and other relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the financial condition and ability of our existing and prospective portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	our regulatory structure and tax treatment;

•

our ability to operate as a BDC and a RIC, including the impact of changes in laws or regulations governing our operations, the operations of the Asset Manager Affiliates or the operations of our portfolio companies;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies, including our Asset Manager Affiliates;

•	the impact of a protracted decline in the liquidity of credit markets on our business;

•	the impact of fluctuations in interest rates on our business;

•	the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

•	our ability to recover unrealized losses;

•	market conditions and our ability to access additional capital; and

•	the timing, form and amount of any dividend distributions.

Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. The forward-looking statements contained in this prospectus and any applicable prospectus supplement or free writing prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward- looking statements for any reason, including the factors set forth as “Risk Factors” in our most recent Annual Report on Form 10-K, as such factors may be updated from time to time in our periodic filings with the SEC, and elsewhere contained or incorporated by reference in this prospectus and any applicable prospectus supplement or free writing prospectus.

We base the forward-looking statements included in this prospectus, any prospectus supplement, free writing prospectus and documents incorporated by reference into this prospectus on information available to us on the applicable date of the relevant document. Actual results could differ materially from those anticipated in our forward-looking statements and future results could differ materially from historical performance. You are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. This prospectus, any prospectus supplement, free writing prospectus and documents incorporated by reference into this prospectus contains or may contain statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement or a free writing prospectus we have authorized for use in connection with a specific offering, we intend to use the net proceeds from the sale of our securities for investing in debt and equity securities, repayment of any outstanding indebtedness and other general corporate purposes, which may include investing in portfolio companies and CLO Fund Securities in accordance with our investment objective and strategies described elsewhere in this prospectus. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such offering.

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within six to twelve months. However, there can be no assurance that we will be able to achieve this goal. Pending such use, we intend to invest the net proceeds of an offering in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our Common Stock began trading on December 11, 2006 and is currently traded on the Nasdaq under the symbol “PTMN.” The following table sets forth: (i) the net asset value per share of our Common Stock as of the applicable period end, (ii) the range of high and low closing sales prices of our Common Stock as reported on the Nasdaq during the applicable period, (iii) the closing high and low sales prices as a premium (discount) to net asset value during the appropriate period, and (iv) the dividends and distributions per share of our Common Stock declared during the applicable period.

Period	NAV per share(1)		Closing Sales Price		Premium/ (Discount) of High Sales Price to NAV(2)	Premium/ (Discount) of Low Sales Price to NAV(2)	Dividends and Distributions Declared
			High	Low
Fiscal Year Ended December 31, 2019
Fourth quarter	N/A	(3)	$2.26	$2.03	N/A (3)	N/A (3)	$0.06
Third quarter	3.55		2.47	2.15	(30.4)%	(39.4)%	0.06
Second quarter	3.73		3.75	2.25	0.5%	(39.7)%	0.10
First quarter	3.85		3.68	3.32	(4.4)%	(13.8)%	0.10
Fiscal Year Ended December 31, 2018
Fourth quarter	$4.23		$3.47	$2.93	(18.0)%	(30.7)%	$0.10
Third quarter	4.66		3.39	3.13	(27.3)%	(32.8)%	0.10
Second quarter	4.72		3.28	3.09	(30.5)%	(34.5)%	0.10
First quarter	4.85		3.57	2.96	(26.4)%	(39.0)%	0.10
Fiscal Year Ended December 31, 2017
Fourth quarter	$4.87		$3.98	$3.34	(18.3)%	(31.4)%	$0.10
Third quarter	4.95		3.67	3.32	(25.9)%	(32.9)%	0.12
Second quarter	5.10		4.04	3.37	(20.8)%	(33.9)%	0.12
First quarter	5.14		4.12	3.93	(19.8)%	(23.5)%	0.12

(1)

NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)	Calculated as of the respective high or low closing sales price divided by the quarter-end NAV.
(3)	NAV has not yet been determined.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease.

Our stockholder distributions, if any, are determined by our Board of Directors. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code and intend to operate in a manner to maintain our qualification as a RIC. As long as we maintain our qualification as a RIC, we generally will not pay corporate-level U.S. federal income taxes on our net ordinary income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis. We intend to distribute to our stockholders substantially all our net taxable income and realized net capital gains (if any).

We intend to continue to make quarterly distributions to our stockholders. To maintain RIC tax treatment, we must, among other things, timely distribute at least 90% of the sum of our investment company taxable income (generally, our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and net tax-exempt income for each year.

To avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of:

•	98% of our net ordinary income for the calendar year;

•	98.2% of our capital gains, if any, in excess of capital losses for the one-year period ending on October 31 of the calendar year; and

•	any net ordinary income and net capital gains for the preceding year that were not distributed during such year.

However, depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay the 4% excise tax on such income. We will not be subject to excise taxes on amounts on which we are required to pay U.S. federal income tax (such as retained realized net long-term capital gains in excess of net short-term capital losses, or “net capital gains”). We may in the future retain for investment net capital gains and elect to treat such net capital gains as a deemed distribution. If this happens, you will be treated as if you received an actual distribution of the capital gains we retain and then reinvested the net after-tax proceeds in our common stock. You would be eligible to claim a tax credit against your U.S. federal income tax liability (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. Please refer to “Certain U.S. Federal Income Tax Considerations” for further information regarding the consequences of our possible retention of net capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if we fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation.”

The following table sets forth the quarterly distributions paid by us since 2017:

	Distribution	Declaration Date		Record Date	Pay Date
2019:
Fourth quarter	$0.06	11/5/2019		11/15/2019	11/29/2019
Third quarter	0.06	8/5/2019		8/12/2019	8/29/2019
Second quarter	0.10	3/20/2019		4/5/2019	4/26/2019
First quarter	$0.10	12/12/2018	(1)	1/7/2019	1/31/2019

Total declared in 2019	$0.32
2018:
Fourth quarter	$0.10	9/18/2018		10/9/2018	10/29/2018
Third quarter	0.10	6/19/2018		7/6/2018	7/27/2018
Second quarter	0.10	3/20/2018		4/6/2018	4/27/2018
First quarter	$0.10	12/13/2017	(1)	1/5/2018	1/25/2018

Total declared in 2018	$0.40
2017:
Fourth quarter	$0.12	9/22/2017		10/10/2017	10/26/2017
Third quarter	0.12	6/20/2017		7/7/2017	7/27/2017
Second quarter	0.12	3/21/2017		4/7/2017	4/28/2017
First quarter	$0.12	12/14/2016	(1)	1/6/2017	1/27/2017

Total declared in 2017	$0.48

(1)	Since the record date of this distribution is subsequent to year-end, it is a subsequent year tax event.

Due to our ownership of our Asset Manager Affiliates and certain timing, structural and tax considerations, our stockholder distributions may include a return of capital for tax purposes.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, when we declare a dividend, cash dividends will be automatically reinvested in additional shares of our common stock unless the stockholder specifically “opts out” of the dividend reinvestment plan and chooses to receive cash dividends. See “Dividend Reinvestment Plan.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both PTMN and OHAI, which are included elsewhere in this prospectus. See “Index to Financial Statements.”

The following unaudited pro forma condensed consolidated financial information and explanatory notes illustrate the effect of the Merger on PTMN’s financial position and results of operations based upon the companies’ respective historical financial positions and results of operations under the asset acquisition method of accounting with PTMN treated as the acquirer.

Generally, under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of the group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than certain “non-qualifying” assets (for example cash) and does not give rise to goodwill. PTMN believes that the acquisition of OHAI should be accounted for as an asset acquisition based on the nature of its pre-acquisition operations, asset or capital allocation and other factors outlined in ASC 805-50—Business Combinations–Related Issues.

The unaudited pro forma condensed consolidated financial information includes the unaudited pro forma condensed consolidated balance sheet as of September 30, 2019 assuming the Merger had been completed on September 30, 2019. The unaudited pro forma condensed consolidated income statements for nine months ended September 30, 2019 and for the year ended December 31, 2018 were prepared assuming the Merger had been completed on December 31, 2017.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the Merger been completed at the beginning of the applicable period presented, nor the impact of expense efficiencies, asset dispositions, share repurchases and other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed consolidated financial information, the allocation of the pro forma purchase price reflected in the unaudited pro forma condensed consolidated financial information involves estimates, is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Merger.

Portman Ridge Finance Corporation

Pro Forma Condensed Consolidated Statement of Financial Condition

As of September 30, 2019

(Unaudited)

(in thousands except share and per share amounts)

	Actual	Actual			Pro forma
	Portman Ridge Finance Corporation	OHA Investment Corporation	Pro forma Adjustments		Portman Ridge Finance Corporation
Assets and Liabilities Data:
Investments, at fair value	$264,211	$62,404	$—		$326,615
Cash, cash equivalents and restricted cash	24,533	14,496	(9,416	)(A)	29,612
Other assets	4,422	1,109	—		5,531

Total assets	$293,166	$78,009	$(9,416)		$361,759

Debt, net of unamortized debt issuance costs	$122,479	$29,894	$—		$152,373
Other liabilities	37,963	12,611			50,574

Total liabilities	160,443	42,505	—		202,948
Net Assets	132,723	35,504	(9,416	)(A)	158,811

Total liabilities and net assets	$293,166	$78,009	$(9,416)		$361,759

Number of common shares outstanding	37,371,912	20,172,392	(12,735,382)		44,808,922
Net asset value per common share	$3.55	$1.76			$3.54

See notes to pro forma condensed consolidated financial statements.

Portman Ridge Finance Corporation

Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2019

(Unaudited)

(in thousands except share and per share amounts)

	Actual	Actual			Pro forma
	Portman Ridge Finance Corporation	OHA Investment Corporation	Pro forma Adjustments		Portman Ridge Finance Corporation
Performance Data:
Interest and dividend income	$19,673	$4,549	$599	(B)	$24,821
Fee and other income	117	18	—		135

Total investment income	19,790	4,567	599		24,955
Interest expense and other debt financing expenses	6,064	1,860	—		7,924
Base management fee	2,052	925	(132	)(C)	2,845
Incentive fee	—	46	267		313
Compensation expenses	3,689	—	—		3,689
Other expenses	7,058	2,927	(1,528	)(D)	8,457

Total operating expenses	18,863	5,758	(1,393)		23,228
Management fee waiver	—	—	—		—
Incentive fee waiver	—	—	(313)		(313)

Net expenses	18,863	5,758	(1,706)		22,915
Income tax provision, net	—	15	—		15

Net investment income (loss)	927	(1,206)	2,305		2,026
Net realized gain (loss) on investments	(16,796)	629	—		(16,167)
Realized (loss) on early extinguishment of debt	—	—	—		—
Net unrealized gain (loss) on investments	(147)	1,382	(599	)(B)	636

Net increase (decrease) in net assets resulting from operations	$(16,017)	$805	$1,706		$(13,506)

Per Common Share Data:
Net increase (decrease) in net assets resulting from operations - basic	$(0.43)	$0.04			$(0.30)
Net increase (decrease) in net assets resulting from operations - diluted	$(0.43)	$0.04			$(0.30)
Net investment income (loss) per common share - basic	$0.02	$(0.06)			$0.05
Net investment income (loss) per common share - diluted	$0.02	$(0.06)			$0.05
Weighted average shares outstanding - basic	37,348,835	20,172,392	(12,735,382)		44,785,845
Weighted average shares outstanding - diluted	37,348,835	20,172,392	(12,735,382)		44,785,845

(1)

Basic and diluted weighted average common shares outstanding for the Pro Forma Portman Ridge Finance Corporation is determined by adding estimated issuance of 7,437,010 PTMN shares, (or 19.9% of PTMN shares outstanding as of September 30, 2019 of 37,371,912) to the average common shares outstanding for PTMN for the nine-months ended September 30, 2019 (after accounting for anticipated expenses of both parties related to the transaction).

See notes to pro forma condensed consolidated financial statements.

Portman Ridge Finance Corporation

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2018

(Unaudited)

(in thousands except share and per share amounts)

	Actual	Actual			Pro forma
	Portman Ridge Finance Corporation	OHA Investment Corporation	Pro forma Adjustments		Portman Ridge Finance Corporation
Performance Data:
Interest and dividend income	$26,841	$8,425	$798	(B)	$36,064
Fee and other income	245	43			288

Total investment income	27,087	8,468	798		36,353
Interest expense and other debt financing expenses	7,403	2,984	—		10,387
Base management fee	—	1,547	(221	)(C)	1,326
Incentive fee	—	—	—		—
Compensation expenses	4,013	—	—		4,013
Other expenses	5,666	3,229	(2,846	)(D)	6,049

Total operating expenses	17,082	7,760	(3,067)		21,775
Management fee waiver	—	—	—		—
Incentive fee waiver	—	—	—		—

Net expenses	17,082	7,760	(3,067)		21,775
Income tax provision, net		37			37

Net investment income	10,004	671	3,865		14,540
Net realized gain (loss) on investments	(16,475)	(55,952)	—		(72,427)
Realized (loss) on early extinguishment of debt	(197)	—	—		(197)
Net unrealized gain (loss) on investments	(2,904)	45,033	5,205	(E)	47,334

Net increase in net assets resulting from operations	$(9,572)	$(10,248)	$9,070		$(10,750)

Per Common Share Data:
Net increase (decrease) in net assets resulting from operations - basic	$(0.26)	$(0.51)			$(0.24)
Net increase (decrease) in net assets resulting from operations - diluted	$(0.26)	$(0.51)			$(0.24)
Net investment income (loss) per common share - basic	$0.27	$0.03			$0.32
Net investment income (loss) per common share - diluted	$0.27	$0.03			$0.32
Weighted average shares outstanding - basic	37,356,241	20,172,392	(12,735,382)		44,793,251
Weighted average shares outstanding - diluted	37,356,241	20,172,392	(12,735,382)		44,793,251

(1)

Basic and diluted weighted average common shares outstanding for the Pro Forma Portman Ridge Finance Corporation is determined by adding estimated issuance of 7,437,010 PTMN shares, (or 19.9% of PTMN shares outstanding as of September 30, 2019 of 37,371,912) to the average common shares outstanding for PTMN for the year ended December 31, 2018.

See notes to pro forma condensed consolidated financial statements.

Portman Ridge Finance Corporation

Notes to Pro Forma Condensed Consolidated Financial Statements

Unaudited

(In thousands, except share and per share data)

1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed consolidated financial information related to the Merger is included as of September 30, 2019, for the nine months ended September 30, 2019 and for the year ended December 31, 2018. On July 31, 2019, PTMN and OHAI Corporation entered into the Merger Agreement. The unaudited pro forma condensed consolidated financial information includes the unaudited pro forma condensed consolidated statement of financial condition assuming the First Merger and Second Merger had been completed on September 30, 2019. The unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2019 and for the year ended December 31, 2018 were prepared assuming the First Merger and Second Merger had been completed on December 31, 2017.

For the purposes of the pro forma condensed consolidated financial statements, the net asset value of both companies as of September 30, 2019 was used to determine the number of shares of PTMN to be issued and the amount of cash consideration to be paid to stockholders of OHAI. The pro forma adjustments included herein reflect the issuance of 7,437,010 shares or approximately 19.9% of PTMN outstanding shares as of September 30, 2019, the payment of approximately $8.5 million in cash consideration to OHAI Stockholders for the difference between its net asset value and the value of the shares issued by PTMN (at net asset value), and transaction expenses borne by each company.

The Merger will be accounted for as an asset acquisition of OHAI by PTMN in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations — Related Issues. In applying the asset acquisition method of accounting, PTMN uses a cost approach to allocate the cost of the assets purchased against the assets being acquired. The cost of the acquisition is determined to be the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident. PTMN has determined that the price of its common stock is most evident of fair value. On a pro forma basis, PTMN’s closing stock price as of September 30, 2019 was used as a preliminary estimate of purchase price. The fair value of the Merger Consideration paid by PTMN is allocated to assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition other than certain “non-qualifying” assets (for example cash) and will not give rise to goodwill.

The Merger will be accounted for using the asset acquisition method of accounting. Accordingly, the purchase price paid by PTMN in connection with the Merger will be allocated to the acquired assets and assumed liabilities of OHAI at their relative fair values estimated by PTMN as of the effective date. The fair value of the Merger Consideration paid by PTMN is assumed to be equal to the fair value of OHAI’s net assets acquired. Accordingly, PTMN intends to assign all acquired assets and assumed liabilities the same carrying value as OHAI before the Merger. Investments owned by OHAI are carried at fair value as of September 30, 2019 as determined by the OHAI Board. With regard to the OHAI debt assumed by PTMN, the estimated fair value of OHAI’s debt is assumed to be approximately equal to its carrying value as of September 30, 2019. It is expected that other assets and other liabilities are short term in nature and therefore it can be assumed that fair value approximates carrying value at September 30, 2019.

Pursuant to the application of ASC 805-50, Business Combinations — Related Issues, since the cost of the net assets acquired is less than their fair value, there is a day-one unrealized gain as a result of the Merger. The consideration paid is allocated to individual investments acquired based upon their fair values as of September 30, 2019. The resulting discount will be accreted into investment income over the period from the date of acquisition to the final maturity of each investment. To the extent that any of those investments is sold in the future at price in excess of its then amortized cost (such amortized cost reflecting accumulated accretion from the date of acquisition), then such sale will result in a realized gain, which realized gain would be a considered in the determination of any incentive fees pursuant to the Advisory Agreement.

PTMN’s financial statements include its accounts and the accounts of all its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of the unaudited pro forma condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

Valuation of Portfolio Investments: Each quarter, PTMN and OHAI determine the net asset value of their respective investment portfolios. Securities are valued at fair value as determined in good faith by both companies’ boards of directors pursuant to each company’s valuation policies. In connection with that determination, each company’s adviser (OHA and Sierra Crest, each an “Adviser”) provides its board with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by independent third-party valuation services. The boards of both companies have delegated day-to-day responsibility for implementing its valuation policies to each Adviser’s management team and has authorized the Advisers’ management teams to utilize third-party valuation services, to the extent deemed appropriate. The boards remain responsible for overseeing each Adviser’s implementation of the valuation process.

ASC Topic 820 issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Income Taxes: PTMN has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. To qualify for and maintain qualification as a RIC, PTMN must, among other things, meet certain source-of-income and asset diversification requirements, as well as distribute to its stockholders, for each tax year, at least 90% of its “investment company taxable income,” which is generally PTMNs net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, determined without regard to any deduction for distributions paid. As a RIC, PTMN will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its stockholders. PTMN intends to make distributions in an amount sufficient to qualify for and maintain its RIC tax status each tax year and to not pay any U.S. federal income taxes on income so distributed. PTMN is also subject to nondeductible federal excise taxes if it does not distribute in respect of each calendar year an amount at least equal to the sum of 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no U.S. federal income taxes.

Transaction Costs: Both PTMN and OHAI are expected to incur direct transaction costs resulting from the Merger. The Merger Agreement stipulates that each company shall bear its own transaction costs which will be expensed as incurred prior to the merger closing. PTMN expects to incur $1.0 million in estimated transaction costs, while OHAI expects to incur $1.7 million in estimated transaction costs. Those costs are incorporated into the pro forma condensed consolidated financial statements and reflected as an adjustment to the pro forma combined net asset value.

2. PRELIMINARY PRO FORMA ADJUSTMENTS

(A) The pro forma adjustment to cash and cash equivalents and restricted cash, and to stockholders’ equity, is composed of the following:

Amounts in Thousands
Cash paid to OHAI shareholders	$8,484
Estimated transaction expenses:
Estimated PTMN transaction expenses	324
Estimated OHAI transaction expenses	608

Total pro-forma adjustment to cash and stockholders’ equity	$9,416

(B) The pro forma adjustment to interest income represents the accretion of discount on OHAI investments acquired by PTMN, reflecting the discounted cost relative to the fair value of the investments acquired.

(C) The pro forma adjustment to base management fees reflects the lower base management fee rate in PTMN’s Investment Advisory Agreement when compared with OHAI’s investment advisory agreement.

(D) This pro forma adjustment reflects impact of the Merger on professional fees and general and administrative expenses representing cost savings and synergies attributable to the Merger.

(E) This pro forma adjustment represents a day-one unrealized gain resulting from the Merger pursuant to ASC 805-50, Business Combinations — Related Issues, reduced by the pro forma accretion of discount on the OHAI investments acquired.

PORTMAN RIDGE FINANCE CORPORATION

PRO FORMA CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

As of September 30, 2019

(unaudited)

Debt Securities Portfolio

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]
Acrisure, LLC(8)(14) Banking, Finance, Insurance & Real Estate	Senior Secured Loan – 2017-2 Refinancing Term Loan (First Lien) 6.4% Cash, 3 month LIBOR(2.10%) + 4.25%; LIBOR Floor 1.00%, Due 11/23	$1,992,417	$1,992,417	$—	$—	$—	$1,992,417	$1,992,417

Advanced Lighting Technologies, Inc.(5)(8)(13) Consumer goods: Durable	Junior Secured Loan – Second Lien Notes 9.1% Cash, 10.0% PIK, 1 month LIBOR(2.10%) + 7.00%; LIBOR Floor 1.00%, Due 10/23	1,069,118	2,474	—	—	—	1,069,118	2,474

Akumin Corp.(8)(14) Healthcare & Pharmaceuticals	Senior Secured Loan – Initial Term B Loan 8.0% Cash, 3 month LIBOR(2.04%) + 6.00%; LIBOR Floor 1.00%, Due 5/24	2,202,509	2,199,488	—	—	—	2,202,509	2,199,488

Anthem Sports & Entertainment Inc.(8) Media: Broadcasting & Subscription	Senior Secured Loan – Revolving Loan 11.6% Cash, 3 month LIBOR(2.10%) + 9.50%; LIBOR Floor 1.00%, Due 9/24	374,954	400,708	—	—	—	374,954	400,708

Anthem Sports & Entertainment Inc.(8) Media: Broadcasting & Subscription	Senior Secured Loan – Term Loan 8.9% Cash, 2.8% PIK, 3 month LIBOR(2.10%) + 6.75%; LIBOR Floor 1.00%, Due 9/24	4,406,856	4,414,862	—	—	—	4,406,856	4,414,862

Aptean(22) Software	Second Lien Term Loan (LIBOR+8.50%), 10.60%, due 4/27	—	—	1,359,000	1,372,000	(118,981)	1,240,019	1,372,000

Ardonagh(23) Banking, Finance, Insurance & Real Estate	Senior Secured Notes 8.63%, due 7/23	—	—	549,000	573,000	(31,120)	517,880	573,000

ATP Oil & Gas Corporation/Bennu Oil & Gas, LLC(22)(27)(31) Energy: Oil & Gas	Limited Term Royalty Interest (notional rate of 13.2%)	—	—	24,561,000	3,672,000	(21,242,231)	3,318,769	3,672,000

Blackboard Transact(22) Software	Second Lien Term Loan (LIBOR+8.50%), 10.76%, due 4/27	—	—	1,405,000	1,425,000	(117,079)	1,287,921	1,425,000

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

BMC Acquisition, Inc. (aka BenefitMall)(8)(13)(14) Banking, Finance, Insurance & Real Estate	Senior Secured Loan – Initial Term Loan 7.4% Cash, 1 month LIBOR(2.26%) + 5.17%; LIBOR Floor 1.00%, Due 12/24	2,946,198	2,883,539	—	—	—	2,946,198	2,883,539

BW NHHC Holdco Inc.(8)(13)(14) Healthcare & Pharmaceuticals	Senior Secured Loan – Initial Term Loan (First Lien) 7.1% Cash, 1 month LIBOR(2.05%) + 5.00%, Due 5/25	1,951,130	1,793,893	—	—	—	1,951,130	1,793,893

Caliber Collision(23) Automotive	Second Lien Term Loan (LIBOR+7.25%), 9.29%, due 2/27	—	—	1,082,000	1,100,000	(87,815)	994,185	1,100,000

Carestream Health, Inc.(8)(13) Healthcare & Pharmaceuticals	Junior Secured Loan – Extended Term Loan (Second Lien) 11.5% Cash, 3 month LIBOR(2.04%) + 9.50%; LIBOR Floor 1.00%, Due 6/21	1,500,652	1,480,736	—	—	—	1,500,652	1,480,736

CentralSquare Technologies(23) Software	Second Lien Term Loan (LIBOR+7.50%), 9.54%, due 8/26	—	—	1,953,000	1,903,000	(233,061)	1,719,939	1,903,000

Child Development Schools, Inc.(8)(14) Services: Consumer	Senior Secured Loan – Term Loan 6.5% Cash, 1 month LIBOR(2.26%) + 4.25%, Due 5/23	4,580,275	4,594,427	—	—	—	4,580,275	4,594,427

ClearChoice (CC Dental Implants Intermediate)(22)(30) Healthcare	First Lien Term Loan (Last Out) (LIBOR+6.50% with a 1.0% floor), 8.90%, due 1/23	—	—	496,000	500,000	(44,098)	451,902	500,000

ClearChoice (CC Dental Implants Intermediate)(22)(29)(30) Healthcare	First Lien Revolver (Last Out) (Funded: LIBOR+ 6.50% with a 1.0% floor, Unfunded: 0.75%), 8.55%, due 1/23	—	—	(11,000)	—	11,000	—	—

Community Care Health Network, Inc. (aka Matrix Medical Network)(8)(14) Healthcare & Pharmaceuticals	Senior Secured Loan – Closing Date Term Loan 6.8% Cash, 1 month LIBOR(2.04%) + 4.75%; LIBOR Floor 1.00%, Due 2/25	1,971,196	1,848,108	—	—	—	1,971,196	1,848,108

Coinamatic Canada, Inc.(23) Industrials - Laundry Equipment	Second Lien Term Loan (LIBOR+7.00% with a 1.0% floor), 9.04%, due 5/23	—	—	520,000	509,000	(59,964)	460,036	509,000

Corsair Gaming, Inc.(8) High Tech Industries	Junior Secured Loan – Term Loan (Second Lien) 10.6% Cash, 1 month LIBOR(2.10%) + 8.50%; LIBOR Floor 1.00%, Due 8/25	2,966,199	2,947,500	—	—	—	2,966,199	2,947,500

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

CSM Bakery Solutions Limited (fka CSM Bakery Supplies Limited)(8) Beverage, Food and Tobacco	Junior Secured Loan – Term Loan (Second Lien) 10.0% Cash, 1 month LIBOR(2.29%) + 7.75%; LIBOR Floor 1.00%, Due 7/21	3,004,425	2,790,000	—	—	—	3,004,425	2,790,000

DexKo Global, Inc.(23) Automotive	Second Lien Term Loan (LIBOR+8.25% with a 1.0% floor), 10.35%, due 7/25	—	—	2,917,000	2,935,000	(264,335)	2,652,665	2,935,000

Digitran Innovations B.V. (Pomeroy Solutions Holding Company, Inc.)(8)(13)(14) High Tech Industries	Senior Secured Loan – Term Loan 9.8% Cash, 3 month LIBOR(2.33%) + 7.50%; LIBOR Floor 1.50%, Due 7/24	4,919,934	3,706,297	—	—	—	4,919,934	3,706,297

Drilling Info Holdings, Inc.(8)(13)(14) High Tech Industries	Senior Secured Loan – 2019 Delayed Draw Term Loan (First Lien), 6.0% Cash, 1 month LIBOR(1.71%) + 4.25%; LIBOR Floor 1.00%, Due 7/25	(4,018)	(4,018)	—	—	—	(4,018)	(4,018)

Dun & Bradstreet Corporation,(8)(13)(14) The Services: Business	Senior Secured Loan – Initial Term Borrowing 7.1% Cash, 3 month LIBOR(2.05%) + 5.00%, Due 2/26	5,043,750	5,043,750	—	—	—	5,043,750	5,043,750

EaglePicher Technologies, LLC(23) Aerospace and Defense	Second Lien Term Loan (LIBOR+7.25%), 9.29% due 3/26	—	—	392,000	388,000	(41,324)	350,676	388,000

Edelman Financial Services, LLC(23) Financial Services	Second Lien Term Loan (LIBOR+6.75%), 8.81%, due 7/26	—	—	299,000	300,000	(27,859)	271,141	300,000

Ensono(23) Telecommunications	Second Lien Term Loan (LIBOR+9.25%), 11.29%, due 6/26	—	—	1,639,000	1,677,000	(123,320)	1,515,680	1,677,000

Evergreen North America Acquisition, LLC (f/k/a Industrial Services Acquisition, LLC)(8)(13)(14) Environmental Industries	Senior Secured Loan – Term Loan 7.1% Cash, 1 month LIBOR(2.13%) + 5.00%; LIBOR Floor 1.00%, Due 6/22	1,058,611	1,055,593	—	—	—	1,058,611	1,055,593

Equinox Holdings, Inc(23) Leisure Goods, Activities, Movies	Second Lien Term Loan (LIBOR+7.00% with a 1.0% floor), 9.40%, due 9/6/24	—	—	6,962,000	7,053,000	(587,469)	6,374,531	7,053,000

First American Payment Systems, L.P.(8)(13)(14) Banking, Finance, Insurance & Real Estate	Junior Secured Loan – Tranche B Term Loan (Second Lien) 12.8% Cash, 1 month LIBOR (2.31%) + 10.50%; LIBOR Floor 1.00%, Due 7/24	1,471,358	1,458,000	—	—	—	1,471,358	1,458,000

FirstLight Fiber(23) Telecommunications	Second Lien Term Loan (LIBOR+7.50%), 9.54%, due 7/26	—	—	396,000	397,000	(37,190)	358,810	397,000

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

GI Advo Opco, LLC(5)(8)(13)(14) Healthcare & Pharmaceuticals	Senior Secured Loan – Term Loan 9.5% Cash, Fixed , Due 11/21	179,431	—	—	—	—	179,431	—

GK Holdings, Inc. (aka Global Knowledge)(8)(13) Services: Business	Junior Secured Loan – Initial Term Loan (Second Lien) 12.4% Cash, 3 month LIBOR(2.10%) + 10.25%; LIBOR Floor 1.00%, Due 1/22	1,490,055	1,220,625	—	—	—	1,490,055	1,220,625

Global Tel*Link Corporation(8)(13)(14) Telecommunications	Junior Secured Loan – Loan (Second Lien) 10.3% Cash, 1 month LIBOR(2.04%) + 8.25%, Due 11/26	1,968,622	1,912,600	—	—	—	1,968,622	1,912,600

Global Tel*Link Corporation(8)(13) Telecommunications	Junior Secured Loan – Loan (Second Lien) 10.3% Cash, 3 month LIBOR(2.04%) + 8.25%, Due 11/26	4,923,901	4,781,500	—	—	—	4,923,901	4,781,500

Grupo HIMA San Pablo, Inc.(8)(13) Healthcare & Pharmaceuticals	Senior Secured Loan – Term B Loan (First Lien) 11.3% Cash, 3 month LIBOR(2.27%) + 9.00%; LIBOR Floor 1.50%, Due 1/18	2,702,232	2,648,188	—	—	—	2,702,232	2,648,188

Grupo HIMA San Pablo, Inc.(5)(8)(13) Healthcare & Pharmaceuticals	Junior Secured Loan – Term Loan (Second Lien) 13.8% Cash, Fixed, Due 7/18	7,169,109	4,152,201	—	—	—	7,169,109	4,152,201

Hayward Industries, Inc.(23) Consumer Goods	Second Lien Term Loan (LIBOR+8.25%), 10.29%, due 8/25	—	—	2,162,000	2,051,000	(308,297)	1,853,703	2,051,000

Hoffmaster Group, Inc.(8)(13)(14) Forest Products & Paper	Junior Secured Loan – Initial Term Loan (Second Lien) 11.5% Cash, 1 month LIBOR(2.04%) + 9.50%; LIBOR Floor 1.00%, Due 11/24	1,569,078	1,525,481	—	—	—	1,569,078	1,525,481

Idera, Inc.(8)(14) High Tech Industries	Junior Secured Loan – Loan (Second Lien) 11.1% Cash, 3 month LIBOR(2.05%) + 9.00%; LIBOR Floor 1.00%, Due 6/27	7,390,709	7,387,500	—	—	—	7,390,709	7,387,500

Imperial Dade(8)(14) Food Services	Second Lien Term Loan (LIBOR+8.00%), 10.04%, due 6/27	—	—	813,000	825,000	(67,361)	745,639	825,000

Imperial Dade(8)(14) Food Services	Delayed Draw Term Loan (Funded: LIBOR+8.00%), 10.04%, due 6/27	—	—	(2,000)	(2,000)	192	(1,808)	(2,000)

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

Infobase Holdings, Inc.(8)(13)(14) High Tech Industries	Senior Secured Loan – Term Loan 6.6% Cash, 1 month LIBOR(2.16%) + 4.47%; LIBOR Floor 1.00%, Due 12/22	3,911,704	3,916,314	—	—	—	3,911,704	3,916,314

Ivanti Software, Inc. (fka LANDesk Group, Inc.)(8)(13) High Tech Industries	Junior Secured Loan – Loan (Second Lien) 11.1% Cash, 1 month LIBOR(2.05%) + 9.00%; LIBOR Floor 1.00%, Due 1/25	3,228,619	3,194,396	—	—	—	3,228,619	3,194,396

JS Held(22) Business Equipment and Services	First Lien Term Loan (LIBOR+6.00%), 8.31%, due 7/25	—	—	1,218,000	1,235,000	(101,802)	1,116,198	1,235,000

JS Held(22)(32) Business Equipment and Services	Revolver (Funded: LIBOR+6.00%, Unfunded: 0.5%), 10.00%, due 7/25	—	—	7,000	9,000	1,134	8,134	9,000

JS Held(22)(33) Business Equipment and Services	Delayed Draw Term Loan (Funded: LIBOR+6.00%, Unfunded: 1.0%), 8.31%, due 7/25	—	—	(6,000)	(3,000)	3,289	(2,711)	(3,000)

Kellermeyer Bergensons Services, LLC(8) Services: Business	Senior Secured Loan – 2018 Replacement Term Loan (First Lien) 6.8% Cash, 1 month LIBOR(2.10%) + 4.71%; LIBOR Floor 1.00%, Due 10/21	2,075,765	2,064,623	—	—	—	2,075,765	2,064,623

Kronos Foods Corp(8)(13)(14) Beverage, Food and Tobacco	Senior Secured Loan – Fourth Amendment Term Loan 6.9% Cash, 3 month LIBOR(2.10%) + 4.75%, Due 9/22	4,922,680	4,918,868	—	—	—	4,922,680	4,918,868

MedRisk, LLC(23) Healthcare	Second Lien Term Loan (LIBOR+6.75%), 8.79%, due 12/25	—	—	498,000	494,000	(51,521)	446,479	494,000

Ministry Brands, LLC(22) Services: Business	Second Lien Term Loan (LIBOR+8.00% with a 1.0% floor), 10.09%, due 6/23	—	—	5,953,000	6,000,000	(530,175)	5,422,825	6,000,000

MW Industries (Helix Acquisition)(23) Industrials	Second Lien Term Loan (LIBOR+8.00%), 10.10%, due 9/25	—	—	1,389,000	1,340,000	(177,902)	1,211,098	1,340,000

Navex Topco, Inc.(8)(13)(14)(19) Electronics	Junior Secured Loan – Initial Term Loan (Second Lien) 9.1% Cash, 3 month LIBOR(2.13%) + 7.00%, Due 9/26	2,972,114	2,973,750	4,659,000	4,659,000	(448,176)	7,182,938	7,632,750

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

OCI Holdings, LLC(22)(26)(31) Services: Home Health	Subordinated Note (LIBOR+ 12.0% cash with a 1.0% floor plus 3.0% PIK), 21.05%, due 8/29	—	—	23,528,000	2,422,000	(21,338,986)	2,189,014	2,422,000

PAE Holding Corporation(23) Aerospace and Defense	Second Lien Term Loan (LIBOR+9.50% with a 1.0% floor), 11.60%, due 10/23	—	—	6,766,000	6,802,000	(618,324)	6,147,676	6,802,000

PharMerica(23) Healthcare & Pharmaceuticals	Second Lien Term Loan (LIBOR+8.50% with a 1.0% floor), 10.54%, due 3/27	—	—	1,171,000	1,212,000	(75,589)	1,095,411	1,212,000

PHI Group, Inc.(8)(14) Transportation: Cargo	Senior Secured Loan – Loan 9.0% Cash, 3 month LIBOR(2.04%) + 7.00%; LIBOR Floor 1.00%, Due 9/24	8,502,331	8,502,331	—	—	—	8,502,331	8,502,331

Pinstripe Holdings, LLC (Aka Cielo)(8)(13)(14) Services: Business	Senior Secured Loan – Initial Term Loan 8.1% Cash, 3 month LIBOR(2.05%) + 6.00%; LIBOR Floor 1.00%, Due 1/25	4,886,642	4,883,460	—	—	—	4,886,642	4,883,460

PowerSchool(23) Services: Business	Second Lien Term Loan (LIBOR+6.75%), 8.96%, due 8/26	—	—	3,766,000	3,781,000	(348,716)	3,417,284	3,781,000

Playpower, Inc.(8)(13)(14) Construction & Building	Senior Secured Loan – Initial Term Loan 7.6% Cash, 3 month LIBOR(2.10%) + 5.50%, Due 5/26	1,528,417	1,491,999	—	—	—	1,528,417	1,491,999

PSC Industrial Holdings Corp.(8)(13) Environmental Industries	Junior Secured Loan – Initial Term Loan (Second Lien) 10.5% Cash, 1 month LIBOR(2.03%) + 8.50%; LIBOR Floor 1.00%, Due 10/25	2,953,158	2,941,194	—	—	—	2,953,158	2,941,194

PVHC Holding Corp(8)(13)(14) Containers, Packaging and Glass	Senior Secured Loan – Initial Term Loan 6.9% Cash, 1 month LIBOR(2.10%) + 4.75%; LIBOR Floor 1.00%, Due 8/24	2,839,628	2,623,104	—	—	—	2,839,628	2,623,104

Radiology Partners, Inc.(8)(14) Healthcare & Pharmaceuticals	Senior Secured Loan – Term B Loan (First Lien) 6.8% Cash, 3 month LIBOR(2.00%) + 4.75%, Due 7/25	2,951,325	2,958,778	—	—	—	2,951,325	2,958,778

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

Radius Aerospace, Inc.(8)(13)(14) Aerospace and Defense	Senior Secured Loan – Initial Term Loan 7.9% Cash, 3 month LIBOR(2.10%) + 5.75%; LIBOR Floor 1.00%, Due 3/25	6,865,059	6,935,747	—	—	—	6,865,059	6,935,747

Ravn Air Group, Inc.(8)(13)(14) Aerospace and Defense	Senior Secured Loan – Initial Term Loan 7.1% Cash, 1 month LIBOR(2.11%) + 5.00%; LIBOR Floor 1.00%, Due 7/21	1,814,498	1,814,498	—	—	—	1,814,498	1,814,498

Robertshaw US Holding Corp. (fka Fox US Bidco Corp.)(8)(13) Capital Equipment	Junior Secured Loan – Initial Term Loan (Second Lien) 10.1% Cash, 1 month LIBOR(2.06%) + 8.00%; LIBOR Floor 1.00%, Due 2/26	2,975,905	2,757,468	—	—	—	2,975,905	2,757,468

Roscoe Medical, Inc.(5)(8)(13)(14) Healthcare & Pharmaceuticals	Junior Secured Loan – Term Loan (Second Lien) 13.3% Cash, Fixed, Due 3/21	4,995,555	2,708,841	—	—	—	4,995,555	2,708,841

Roscoe Medical, Inc.(5)(8)(13) Healthcare & Pharmaceuticals	Junior Secured Loan – Term Loan (Second Lien) 13.3% Cash, Fixed, Due 3/21	1,698,486	921,006	—	—	—	1,698,486	921,006

Safe Fleet Holdings, LLC(23) Industrials	Second Lien Term Loan (LIBOR+6.75% with a 1.0% floor), 8.79%, due 2/26	—	—	697,000	679,000	(83,317)	613,683	679,000

Salient CRGT Inc.(8)(13)(14) High Tech Industries	Senior Secured Loan – Initial Term Loan 8.1% Cash, 1 month LIBOR(2.05%) + 6.00%; LIBOR Floor 1.00%, Due 2/22	1,816,631	1,716,123	—	—	—	1,816,631	1,716,123

SCSG EA Acquisition Company, Inc.(8)(14) Healthcare & Pharmaceuticals	Junior Secured Loan – Initial Term Loan (Second Lien) 10.5% Cash, 1 month LIBOR(2.32%) + 8.17%; LIBOR Floor 1.00%, Due 9/24	4,964,793	4,975,000	—	—	—	4,964,793	4,975,000

SCSG EA Acquisition Company, Inc.(8) Healthcare & Pharmaceuticals	Junior Secured Loan – Initial Term Loan (Second Lien) 10.5% Cash, 1 month LIBOR(2.32%) + 8.17%; LIBOR Floor 1.00%, Due 9/24	992,356	995,000	—	—	—	992,356	995,000

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

Sedgwick Insurance(23)	Unsecured Term Loan, 9.00%, due 12/26	—	—	3,254,000	3,300,000	(271,446)	2,982,554	3,300,000

SOS Security Holdings LLC(8)(14) Services: Business	Senior Secured Loan – Term Loan 8.8% Cash, 3 month LIBOR(2.26%) + 6.50%; LIBOR Floor 1.00%, Due 4/25	2,470,123	2,452,104	—	—	—	2,470,123	2,452,104

Syndigo LLC(8)(14) Services: Business	Senior Secured Loan –Incremental Term Loan 7.5% Cash, 3 month LIBOR(2.04%) + 5.50%, Due 10/24	7,780,530	7,778,330	—	—	—	7,780,530	7,778,330

Tailwind Randys, LLC(8)(14) Automotive	Senior Secured Loan – Initial Term Loan 7.6% Cash, 3 month LIBOR(2.10%) + 5.50%; LIBOR Floor 1.00%, Due 5/25	4,903,922	4,887,750	—	—	—	4,903,922	4,887,750

Tank Partners Equipment Holdings LLC(5)(8)(13) Energy: Oil & Gas	Senior Unsecured Bond –10.000% –02/2022– TankConvert 0.0% Cash, 10.0% PIK, Due 2/22	620,145	532,267	—	—	—	620,145	532,267

Teneo Holdings LLC(8)(14) Services: Business	Senior Secured Loan – Initial Term Loan (First Lien) 7.3% Cash, 1 month LIBOR(2.04%) + 5.25%; LIBOR Floor 1.00%, Due 7/25	4,803,630	4,800,000	—	—	—	4,803,630	4,800,000

Tex-Tech Industries, Inc.(8)(13) Textiles and Leather	Junior Secured Loan – Term Loan (Second Lien) 11.0% Cash, 1 month LIBOR(2.04%) + 9.00%; LIBOR Floor 1.00%, Due 8/24	12,383,112	12,257,840	—	—	—	12,383,112	12,257,840

Time Manufacturing Acquisition, LLC(8)(13)(14) Capital Equipment	Senior Secured Loan – Term Loan 7.1% Cash, 1 month LIBOR(2.13%) + 5.00%; LIBOR Floor 1.00%, Due 2/23	3,421,112	3,444,207	—	—	—	3,421,112	3,444,207

TLE Holdings, LLC(8)(13)(14) Healthcare, Education and Childcare	Senior Secured Loan – Delayed Draw Term Loan 7.7% Cash, 3 month LIBOR(2.20%) + 5.50%; LIBOR Floor 1.00%, Due 6/24	206,241	207,069	—	—	—	206,241	207,069

TLE Holdings, LLC (8)(13)(14) Healthcare, Education and Childcare	Senior Secured Loan –Initial Term Loan 7.7% Cash, 3 month LIBOR(2.20%) + 5.50%; LIBOR Floor 1.00%, Due 6/24	5,678,203	5,680,538	—	—	—	5,678,203	5,680,538

	Investment Interest Rate¹ / Maturity[15,21]	Actual		Actual		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
		Portman Ridge Finance Corporation		OHAI Investment Corporation
Portfolio Company / Principal Business		Amortized Cost	Fair Value[2]	Amortized Cost	Fair Value[2]		Amortized Cost	Fair Value[2]

TronAir Parent Inc.(8)(13)(14) Aerospace and Defense	Senior Secured Loan – Initial Term Loan (First Lien) 6.9% Cash, 1 month LIBOR(2.18%) + 4.75%; LIBOR Floor 1.00%, Due 9/23	978,100	945,995	—	—	—	978,100	945,995

TRSO I, Inc.(8)(13) Energy: Oil & Gas	Junior Secured Loan – Term Loan (Second Lien) 14.0% Cash, 3 month LIBOR(1.00%) + 13.00%; LIBOR Floor 1.00%, Due 12/19	999,343	1,000,000	—	—	—	999,343	1,000,000

Vertafore, Inc(23) Services: Business	Second Lien Term Loan (LIBOR+7.25%), 9.29%, due 7/26	—	—	892,000	888,000	(89,422)	802,578	888,000

WASH Multifamily Acquisition, Inc(23) Industrials - Laundry Equipment	Second Lien Term Loan (LIBOR+7.00% with a 1.0% floor), 9.04%, due 5/23	—	—	2,966,000	2,908,000	(337,737)	2,628,263	2,908,000

WireCo WorldGroup Inc.(8)(13) Capital Equipment	Junior Secured Loan – Initial Term Loan (Second Lien) 11.0% Cash, 3 month LIBOR(2.04%) + 9.00%; LIBOR Floor 1.00%, Due 9/24	2,971,831	2,878,193	—	—	—	2,971,831	2,878,193

Zest Acquisition Corp.(8)(13)(19) Healthcare, Education and Childcare	Junior Secured Loan – Initial Term Loan (Second Lien) 9.7% Cash, 1 month LIBOR(2.18%) + 7.50%; LIBOR Floor 1.00% Due 3/26	3,481,846	3,231,683	—	—	—	3,481,846	3,231,683

Total Investment in Debt Securities		$186,442,505	$175,624,345	$104,250,000	$62,404,000	$(47,849,000)	$242,843,505	$238,028,345

Equity Securities Portfolio

			Actual		Actual			Actual
			Portman Ridge Finance Corporation		OHAI Investment Corporation		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
Portfolio Company / Principal Business	Investment[15]	Percentage Ownership/ Shares	Cost	Fair Value[2]	Cost	Fair Value[2]		Cost	Fair Value[2]

AAPC Holdings LLC.(8) Healthcare & Pharmaceuticals	Class A Preferred Units; 18% PIK; No maturity	2.99%	5,500,000	5,500,000	—	—	—	5,500,000	5,500,000

Advanced Lighting Technologies, Inc.(8)(13)(20) Consumer goods: Durable	Warrant	1.90%	—	1,000	—	—	—	—	1,000

Advanced Lighting Technologies, Inc.(8)(13)(20) Consumer goods: Durable	Membership Interests	0.40%	181,999	1,000	—	—	—	181,999	1,000

Anthem Sports & Entertainment Inc.(8)(13)(20) Media: Broadcasting & Subscription	Warrant Class A, 9/29 maturity	0.50%	45,914	45,914	—	—	—	45,914	45,914

Anthem Sports & Entertainment Inc.(8)(13)(20) Media: Broadcasting & Subscription	Warrant Class B, 9/29 maturity	0.50%	—	—	—	—	—	—	—

Anthem Sports & Entertainment Inc.(8)(13)(20) Media: Broadcasting & Subscription	Warrant Common Stock, 9/29 maturity	0.50%	—	—	—	—	—	—	—

Caribe Media Inc. (fka Caribe Information Investments Incorporated)(8)(13)(20) Media: Advertising, Printing & Publishing	Common	1.17%	359,765	98,827	—	—	—	359,765	98,827

eInstruction Acquisition, LLC(8)(13)(20) Services: Business	Membership Units	1.10%	1,079,617	1,000	—	—	—	1,079,617	1,000

FP WRCA Coinvestment Fund VII, Ltd.(3)(13)(20) Capital Equipment	Class A Shares	0.41%	1,500,000	541,500	—	—	—	1,500,000	541,500

New Millennium Holdco, Inc. (Millennium Health, LLC)(8)(13)(20) Healthcare & Pharmaceuticals	Common	0.20%	1,953,299	1,000	—	—	—	1,953,299	1,000

Roscoe Investors, LLC(8)(13)(20) Healthcare & Pharmaceuticals	Class A Units	1.56%	1,000,000	—	—	—	—	1,000,000	—

Tank Partners Holdings, LLC(8)(10)(13)(20) Energy: Oil & Gas	Class A Units	48.5%	6,228,000	—	—	—	—	6,228,000	—

OCI Holdings, LLC(22)(28) Services: Home Health	Class A Units	20.8%	—	—	2,500,000	—	—	2,500,000	—

Ohene Holdings B.V.- Digitran Pomeroy(13)(20) Services: Business	Warrants	0.2%	—	1,000	—	—		—	1,000

TRSO II, Inc.(8)(13)(20) Energy: Oil & Gas	Common Stock	5.40%	1,680,161	88,369	—	—	—	1,680,161	88,369

Total Investment in Equity Securities			$19,528,755	$6,279,611	$2,500,000	$—	$—	$22,028,755	$6,279,611

CLO Fund Securities

			Actual		Actual
			Portman Ridge Finance Corporation		OHAI Investment Corporation		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
Portfolio Company	Investment[15,11]	Percentage Ownership	Cost	Fair Value[2]	Cost	Fair Value(22)		Cost	Fair Value

Katonah III, Ltd.(3)(12)(13)	Subordinated Securities, effective interest N/M, 5/15 maturity (16)	23.1%	$1,287,155	$487,508	$—	$—	$—	$1,287,155	$487,508

Catamaran CLO 2013- 1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 22.2%, 1/28 maturity	23.3%	6,294,986	6,268,534	—	—	—	6,294,986	6,268,534

Catamaran CLO 2014-1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 12.9%, 4/30 maturity	22.2%	10,192,718	8,302,955	—	—	—	10,192,718	8,302,955

Dryden 30 Senior Loan Fund(3)(13)	Subordinated Securities, effective interest 28.8%, 12/29 maturity	6.8%	1,516,717	1,932,505	—	—	—	1,516,717	1,932,505

Catamaran CLO 2014-2 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 5.3%, 11/25 maturity	24.9%	6,132,465	1,221,236	—	—	—	6,132,465	1,221,236

Catamaran CLO 2015-1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 10.7%, 10/26 maturity	9.9%	4,190,443	2,856,878	—	—	—	4,190,443	2,856,878

Catamaran CLO 2016-1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 10.1%, 4/27 maturity	24.9%	9,440,106	6,854,783	—	—	—	9,440,106	6,854,783

Catamaran CLO 2018-1 Ltd(3)(13)(19)	Subordinated Securities, effective interest 13.6%, 10/31 maturity	24.8%	9,771,393	8,946,896	—	—	—	9,771,393	8,946,896

Total Investment in CLO Fund Securities			$48,825,983	$36,871,295	$—	$—	$—	$48,825,983	$36,871,295

Asset Manager Affiliates

			Actual		Actual
			Portman Ridge Finance Corporation		OHAI Investment Corporation		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
Portfolio Company / Principal Business	Investment[15]	Percentage Ownership	Cost	Fair Value[2]	Cost	Fair Value(22)		Cost	Fair Value
Asset Manager Affiliates(8)(13)(17)	Asset Management Company	100%	$17,791,230	$—	$—	$—	$—	$17,791,230	$—
Total Investment in Asset Manager Affiliates			$17,791,230	$—	$—	$—	$—	$17,791,230	$—

Derivatives

		Actual		Actual
		Portman Ridge Finance Corporation		OHAI Investment Corporation		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
Portfolio Company / Principal Business	Investment[15]	Cost	Fair Value[2]	Cost	Fair Value[2]		Cost	Fair Value[2]
Advantage Capital Holdings LLC.(13) Banking, Finance, Insurance & Real Estate	Securities Swap and Option Agreement Call Option	$—	$(20,959)	$—	$—	$—	$—	$(20,959)
Anthem Sports & Entertainment Inc.(13) Media: Broadcasting & Subscription		30,609	30,609	—	—	—	30,609	30,609

Total Investments in Derivatives		$30,609	$9,650	$—	$—	$—	$30,609	$9,650

Joint Ventures

			Actual		Actual
			Portman Ridge Finance Corporation		OHAI Investment Corporation		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
Portfolio Company / Principal Business	Investment[15]	Percentage Ownership	Cost	Fair Value[2]	Cost	Fair Value[2]		Cost	Fair Value[2]
KCAP Freedom 3 LLC(9)(13)	Joint Venture	60%	$24,914,858	$21,235,739	$—	$—	$—	$24,914,858	$21,235,739
BCP Great Lakes Holdings LP(10)(18)(19) Limited Partnership	Joint Venture	48%	24,137,918	24,190,267	—	—	—	24,137,918	24,190,267

Total Investment in Joint Ventures			$49,052,776	$45,426,006	$—	$—	$—	$49,052,776	$45,426,006

Short-term Investments

			Actual		Actual
			Portman Ridge Finance Corporation		OHAI Investment Corporation		Pro Forma Adjustments Amortized Cost	Pro Forma unaudited
Short-term Investments	Investment[15]	Yield	Cost	Fair Value[2]	Cost	Fair Value(22)		Cost	Fair Value
US Bank Money Market Account(7)(8)	Money Market Account	0.20%	$13,181,680	$13,181,680	$—	$—	$—	$13,181,680	$13,181,680
US Treasury Bill(24)	U.S. Government Obligation		—	—	9,999,000	9,999,000	—	9,999,000	9,999,000
US Treasury Bill (Cusip:912796VJ5)(8)	U.S. Government Obligation	1.50%	9,999,183	9,999,183	—	—	—	9,999,183	9,999,183

Total Short-term Investments			$23,180,863	$23,180,863	$9,999,000	$9,999,000	$—	$33,179,863	$33,179,863

Total Investments[4]			$344,852,721	$287,391,771	$116,749,000	$72,403,000	$(47,849,000)	$413,752,721	$359,794,772

1

A majority of the variable rate loans in the Company’s investment portfolio bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The Borrower may also elect to have multiple interest reset periods for each loan. For each such loan, the Company has provided the weighted average annual stated interest rate in effect at September 30, 2019. As noted in the table above, 72% (based on par) of debt securities contain floors which range between 1.00% and 1.50%.

2	Reflects the fair market value of all investments as of September 30, 2019 as determined by the Company’s Board of Directors.
3	Non-U.S. company or principal place of business outside the U.S.
4

The aggregate cost of PTMN’s investments for federal income tax purposes is approximately $345 million. PTMN’s aggregate gross unrealized appreciation is approximately $0.2 million, PTMN’s aggregate gross unrealized depreciation is approximately $57.7 million, and PTMN’s net unrealized depreciation is approximately $57.5 million.

5	Loan or debt security is on non-accrual status and therefore is considered non-income producing.
6	A CLO Fund managed by an affiliate of LibreMax.
7	Money market account.
8

Qualified asset for purposes of Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Qualifying assets represent approximately 71.7% of the total assets at September 30, 2019.

9

As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” and has “Control” of this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). Other than for purposes of the 1940 Act, the Company does not believe that it has control over this portfolio company.

10	Non-voting.
11

CLO Subordinated Investments are entitled to periodic distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s investments less contractual payments to debt holders and fund expenses. The estimated annualized effective yield indicated is based upon a current projection of the amount and timing of these distributions. Such projections are updated on a quarterly basis and the estimated effective yield is adjusted prospectively.

12	Notice of redemption has been received for this security.
13	Fair value of this investment was determined using significant unobservable inputs.
14

As of September 30, 2019, this investment is owned by Great Lakes KCAP Funding I, LLC and was pledged to secure Great Lakes KCAP Funding I, LLC’s debt obligation pursuant to its senior secured revolving credit facility with the Company, as the servicer, certain institutional lenders, State Bank and Trust Company, as the administrative agent, lead arranger and bookrunner, and CIBC Bank USA, as documentation agent.

15

The Company’s investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act of 1933.

16

The remaining collateral in this CLO Fund portfolio is illiquid and not producing meaningful cash flows, and thus, the Company’s investment in the CLO Subordinated securities are not currently receiving periodic cash distributions. Accordingly, the Company is no longer recording any investment income from these investments, and has thus noted the effective interest as not meaningful, or N/M. The fair value of the investment reflects the Company’s estimated share of the fair value of the underlying collateral.

17

As defined in the 1940 Act, the Company is deemed to be both an “Affiliated Person” and has “Control” of this portfolio company as the Company owns more than 25% of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company.

18	Ownership of LP interest held through the holding company BCP Great Lakes Fund, LP
19

Under the 1940 Act, the Company is deemed to be an “Affiliated Person” of, as defined in the 1940 Act, this portfolio company as the Company owns at least 5% but no more than 25% of the portfolio company’s outstanding voting securities or is under common control with such portfolio company.

20	Non-income producing.
21

The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act. We pledged all of our portfolio investments, except our investments in U.S. Treasury Bills, as collateral for obligations under our Credit Facility. See Note 3 to Consolidated Financial Statements. The majority of the investments bear interest at a rate that maybe determined by reference to London Interbank Offered Rate (“LIBOR”) or Prime and which reset daily, monthly, quarterly, semiannually or annually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect as of September 30, 2019. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate investments, a spread above a reference rate is not applicable. As of September 30, 2019, the index rates for 1M LIBOR, 2M LIBOR , and 3M LIBOR are 2.02%, 2.07%, and 2.09%, respectively. The actual index rate for each investment listed may not be the applicable index rate outstanding as of September 30, 2019, as the loan may have priced or repriced based on an index rate prior to September 30, 2019. Due dates represent the contractual maturity dates. Common stock and units are non-income producing securities, unless otherwise stated.

22

The OHAI Audit Committee recommends fair values of each asset to the OHAI Board of Directors, which in good faith determines the final fair value for each investment. Fair value is determined using unobservable inputs (Level 3 hierarchy), unless otherwise stated.

23	Fair value is determined using prices with observable market inputs (Level 2 hierarchy).
24	Fair value is determined using prices for identical securities in active markets (Level 1 hierarchy).
25

OHAI has determined that this investment is not a “qualifying asset” under Section 55(a) of the Investment Company Act of 1940, or the 1940 Act. Under the 1940 Act, OHAI may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of total assets. The status of these assets under the 1940 Act is subject to change. OHAI monitors the status of these assets on an ongoing basis. As of September 30, 2019, 1.73% of OHAI’s investment portfolio was deemed not to be “qualifying assets” under Section 55(a) of the 1940 Act.

26

During the fourth quarter of 2016, we executed a series of amendments to our note purchase and security agreement with OCI Holdings, LLC, or OCI, to allow the company to PIK its LIBOR+12% cash interest for November and December 2016. Also, default interest of $0.1 million and current unpaid interest of $0.4 million was added to the principal balance in the fourth quarter 2016. OCI remains in financial covenant default. During 2017, we executed a number of amendments to our note purchase and security agreement with OCI that allows the company to continue to PIK its LIBOR+12% cash interest during 2017. Through June 30, 2018, we have allowed the company to continue to PIK its 12% cash interest while paying the 2% default interest in cash. In June 2018, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to August 31, 2019. In September 2018, we executed an amendment to our note purchase and security agreement whereby we exchanged $217,625 of cash default interest previously paid to us by the company in 2018 for PIK interest, which was added to the principal outstanding balance of the note, on and as of the date the default interest payment was originally made. This amendment also allows the company to PIK its default interest through December 31, 2018. In 2019, OCI continues to be in default and continues to PIK all of its interest, including default interest. Beginning in the 4th quarter of 2018, OCI subordinated note was placed on non-accrual status. In October 2019, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to February 29, 2020.

27

Effective April 1, 2018, OHAI discontinued income recognition on this investment and it remains on non-accrual status. All production payments received after April 1, 2018 are being applied to the cost basis and are considered return of capital. Previously, ATP was on non-accrual status where income was recognized to the extent production payments were received. For more information on ATP, refer to the discussion of the ATP litigation in Note 6 to the Consolidated Financial Statements.

28	Non-income producing equity security.

29

Represents a revolving line of credit of which $1.7 million of the $1.7 million total commitment is unfunded at September 30, 2019. The revolving line of credit includes a 0.75% unused fee applied to the unfunded amount. In February 2019, ClearChoice executed an amendment to the financing agreement which increased the amount committed by OHAI under the revolving line of credit from $1.6 million to $1.7 million and modified certain other loan covenants.

30	Investment is entitled to skim interest which results in a higher interest rate spread of approximately 30 basis points.
31	Investment on non-accrual status and therefore non-income producing.
32	Represents a revolving line of credit of which $133 thousand of the $143 thousand total commitment is unfunded at September 30, 2019. The revolving line of credit includes a 0.5% unused fee.
33	Represents a delayed draw term loan with a total commitment of $306 thousand all of which is unfunded at September 30, 2019. The delayed draw term loan includes a 1.0% unused fee.
34	Represents a delayed draw term loan with a total commitment of $167 thousand all of which is unfunded at September 30, 2019.
35	Amounts for OHAI have been rounded to the nearest thousand.

SENIOR SECURITIES TABLE

Information about our senior securities (including debt obligations and indebtedness) is shown in the following table as of December 31 for the years indicated in the table, unless otherwise noted.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	(dollars in thousands)
Senior securities payable
Fiscal 2009	218,050	1,981	—	N/A
Fiscal 2010	86,747	3,155	—	N/A
Fiscal 2011	60,000	4,009	—	N/A
Fiscal 2012	101,400	3,050	—	N/A
Fiscal 2013	192,592	2,264	—	N/A
Fiscal 2014	223,885	2,140	—	N/A
Fiscal 2015	208,049	2,025	—	N/A
Fiscal 2016	180,881	2,048	—	N/A
Fiscal 2017	104,407	2,713	—	N/A
Fiscal 2018	103,763	2,490	—	N/A
Fiscal 2019 (as of September 30, 2019)(5)	125,428	2,035	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)

Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(3)

The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “—” indicates information which the Securities and Exchange Commission expressly does not require to be disclosed for certain types of senior securities.

(4)

Not applicable, except with respect to the 7.375% Notes Due 2019 and the 6.125% Notes Due 2022, as other debt securities are not registered for public trading. For the years ended December 31, 2017, 2016, 2015, 2014, 2013 and for the period from October 17, 2012 (date of issuance) to December 31, 2012, the average market value per $1,000 of par value of the 7.375% Notes Due 2019 was $1,016.04, $1,000.00, $1,011.96, $1,037.72, $1,032.96 and $1,012.28, respectively. For the year-ended December 31, 2018 and for the period from August 14, 2017 (date of issuance) to December 31, 2017, the average market value per $1,000 of par value of the 6.125% Notes Due 2022 was $1,009.20 and $1,006.00, respectively. Average market value is computed by taking the daily average of the closing prices for the period.

(5)

The information about our senior securities presented for fiscal year 2019 (as of September 30, 2019) does not give effect to our merger with OHAI, which closed on December 18, 2019. In connection with the Merger, we paid off the outstanding principal and accrued interest under OHAI’s credit facility and entered into a senior secured revolving credit facility through Great Lakes Portman Ridge Funding LLC, a wholly-owned subsidiary. For additional information regarding the Revolving Credit Facility see “Business – Revolving Credit Facility.”

BUSINESS

We were formed in August 2006 under the former name, Kohlberg Capital Corporation, and completed an initial public offering in December 2006. Until March 31, 2019, we operated as an internally managed BDC. On April 1, 2019, we converted to an external management structure.

We are an externally managed, non-diversified closed-end investment company that is regulated as a BDC, under the 1940 Act. We have elected to be treated for U.S. federal income tax purposes as a RIC under the Code and intend to operate in a manner to maintain our RIC status.

We originate, structure, and invest in senior secured term loans and mezzanine debt primarily in privately-held middle-market companies (the “Debt Securities Portfolio”). We also invest in joint ventures and debt and subordinated securities issued by collateralized loan obligation funds (“CLO Fund Securities”). In addition, from time to time, we may invest in the equity securities of privately held middle-market companies.

Our investments in CLO Fund Securities are primarily managed by our formerly wholly-owned asset management subsidiaries Trimaran Advisors and Trimaran Advisors Management. From time-to-time we have also made investments in CLO Fund Securities managed by other asset managers. The CLO Funds typically invest in broadly syndicated loans, high-yield bonds and other credit instruments. Our investments in CLO Fund Securities are anticipated to provide us with recurring cash distributions.

On November 8, 2018, we entered into an agreement with LibreMax under which our wholly-owned subsidiary Commodore agreed to sell Katonah Debt Advisors, Trimaran Advisors, and Trimaran Advisors Management (together with Katonah Debt Advisors and Trimaran Advisors, the “Disposed Manager Affiliates”) to LibreMax for a cash purchase price of approximately $37.9 million. In connection with the closing of the LibreMax Transaction on December 31, 2018, Commodore sold the Disposed Manager Affiliates, which manage certain CLO Funds to LibreMax for a cash purchase price of approximately $37.9 million.

As of December 31, 2018, our remaining asset management subsidiaries were comprised of Commodore, Katonah Management Holdings, LLC, Katonah X Management, Katonah 2007-1 Management and KCAP Management, LLC. Commodore, Katonah X Management and Katonah 2007-1 Management have no operations and are expected to be liquidated in the normal course.

On December 14, 2018, we entered into the Externalization Agreement with BCP, an affiliate of BC Partners, pursuant to which our management function was subsequently externalized and Sierra Crest, an affiliate of BC Partners and LibreMax, was appointed as our investment adviser. At a special meeting of our stockholders on February 19, 2019, the stockholders approved the proposed investment advisory agreement between us and Sierra Crest. As a result of the Externalization, we now operate as an externally managed BDC managed by the Sierra Crest.

On August 1, 2019, we and OHAI announced entry into a definitive agreement under which OHAI merged with and into us. The combined company is externally managed by the Adviser. Following the Merger, former OHAI stockholders are expected to own approximately 16% of the combined company and OHAI’s credit facility will be paid off in full at the closing of the Merger. Approval by our stockholders was not required for the Merger, and OHAI stockholders approved the Merger on December 12, 2019. The Merger closed on December 18, 2019.

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent, capital appreciation from the investments in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We define the middle market as comprising companies with EBITDA of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and which we expect will create a stable stream of interest income. The investments in our Debt Securities Portfolio are all or predominantly below investment grade, and have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

We invest primarily in loans to smaller private companies, publicly-traded companies, high-yield bonds, joint ventures, managed funds, partnerships, and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with its debt investments.

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent, capital appreciation from the investments in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle-market companies. We define the middle-market as comprising companies with EBITDA of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and which we expect will create a stable stream of interest income. The investments in our debt securities portfolio are all or predominantly below investment grade, and have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Our Board of Directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, our Board of Directors may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business and operating results. Nevertheless, the effects may adversely affect our business and they could negatively impact our ability to pay dividends and could cause stockholders to lose all or part of their investment in our securities.

As a BDC, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance its investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% (or the 150% asset coverage ratio effective as of March 29, 2019) after such borrowing. The 1940 Act also generally prohibits us from declaring any cash dividend or distribution on any class of our capital stock if our asset coverage is below 200% (or the 150% asset coverage ratio effective as of March 29, 2019) at the time of the declaration of the dividend or distribution.

On March 29, 2018, our Board of Directors, including a “required majority” (as such term is defined in Section 57(o) of the 1940 Act) of the Board, approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the SBCA. As a result, our asset coverage requirement for senior securities changed from 200% to 150%, effective as of March 29, 2019. However, despite the SBCA, we will continue to be prohibited by the indentures governing our 2022 Notes (as defined and discussed in Note 7 to the consolidated financial statements) from making distributions on our common stock if our asset coverage, as defined in the 1940 Act, falls below 200%. In any such event, we would be prohibited from making distributions required in order to maintain our status as a RIC.

Subject to market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. Because we also recognize the need to have funds available for operating our business and to make investments, we seek to have adequate liquidity at all times to cover normal cyclical swings in funding availability and to allow us to meet abnormal and unexpected funding requirements. As a result, we may hold varying amounts of cash and other short-term investments from time-to-time for liquidity purposes.

As a BDC, we are subject to certain regulatory restrictions in making investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated term. On October 23, 2018, the SEC issued an exemptive order to an affiliate of Sierra Crest that permits us to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, with other funds managed by us or our affiliates, including BC Partners Lending Corporation, BCP Special Opportunities Fund I LP, BCP Special Opportunities Fund II LP and any future funds that are advised by Sierra Crest or its affiliated investment advisers. Under the terms of the exemptive order, in order for us to participate in a co-investment transaction a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must conclude that (i) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching with respect to us or our stockholders on the part of any person concerned, and (ii) the proposed transaction is consistent with the interests of our stockholders and is consistent with our investment objectives and strategies and certain criteria established by our Board of Directors.

We have elected to be treated for U.S. federal income tax purposes as a RIC under the Code and intend to operate in a manner to maintain our RIC status. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary tax-basis taxable income or capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet the specified source-of-income and asset diversification requirements and distribute to our stockholders annually at least 90% of the sum of our investment company taxable income (generally, our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and net tax-exempt income for each year.

Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and the ASC, specifically ASC 946, we are precluded from consolidating portfolio company investments, including those in which we have a controlling interest, unless the portfolio company is another investment company. An exception to this general principle in ASC 946 occurs if we own a controlled operating company that provides all or substantially all of its services directly to us, or to an investment company of ours. Other than KCAP Funding I LLC, Kohlberg Capital Funding I LLC, KCAP Senior Funding I Holdings LLC and KCAP Senior Funding I LLC, none of the investments made by us qualify for this exception. Therefore, our portfolio investments and the Joint Venture (as defined below), are carried on the balance sheet at fair value with any adjustments to fair value recognized as Net Change in Unrealized Appreciation (Depreciation) in its statement of operations until the investment is exited, at which point any gain or loss on exit is reclassified and recognized as a Net Realized Gain (Loss) from Investments.

Our common stock is traded on the Nasdaq under the symbol “PTMN.” On February 25, 2020, the last reported sale price of a share of our common stock on the Nasdaq was $2.20. Our 6.125% Notes Due 2022 are traded on the Nasdaq under the symbol “KCAPL.” On February 25, 2020, the last reported price of our 6.125% Notes Due 2022, which have a par value of $25.00, was $25.47. We are required to determine net asset value per share of our common stock on a quarterly basis. The net asset value per share of our common stock at September 30, 2019 was $3.55.

BC Partners’ Corporate Information

BC Partners’ principal executive offices are located at 650 Madison Avenue, 23rd Floor, New York, New York 10022, and its telephone number is (212) 891-2880. BC Partners maintains a website on the Internet at http://www.bcpartners.com. The information contained in BC Partners’ website is not incorporated by reference into this Prospectus. We file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange. We make copies of these filings available on the Investor Relations-SEC Filings section of our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically by us with the SEC. Copies of these reports, proxy and information statements and other information may also be obtained by electronic request at the following e-mail address: publicinfo@sec.gov.

Investment Portfolio

Our investment portfolio generates investment income, which is generally used to pay principal and interest on our borrowings, operating expenses, and to fund our distributions to our stockholders. Our investment portfolio consists primarily of our debt securities portfolio and investments in CLO Fund Securities.

Debt Securities Portfolio. We target privately-held middle-market companies that have strong historical cash flows, experienced management teams and identifiable and defendable market positions in industries with positive dynamics. We generally target companies that generate positive cash flows because we look to cash flows as the primary source for servicing debt.

We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our shareholder distributions and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer. We manage risk by following our internal credit policies and procedures.

When we extend senior and junior secured term loans, we will generally take a security interest in the available assets of the portfolio company, including the equity interests of our subsidiaries, which we expect to help mitigate the risk that we will not be repaid. Nonetheless, there is a possibility that our lien could be subordinated to claims of other creditors. Structurally, mezzanine debt ranks subordinate in priority of payment to senior term loans and is often unsecured. Relative to equity, mezzanine debt ranks senior to common and preferred equity in a borrower’s capital structure. Typically, mezzanine debt has elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with a loan, while providing an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest that is typically in the form of equity purchased at the time the mezzanine loan is originated or warrants to purchase equity at a future date at a fixed cost. Mezzanine debt generally earns a higher return than senior secured debt due to its higher risk profile and usually less restrictive covenants. The warrants associated with mezzanine debt are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining an equity interest in the borrower. Mezzanine debt also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed formula.

Below are summary attributes for our debt securities portfolio as of September 30, 2019:

•	represented approximately 61% of total investment portfolio;

•	contained credit instruments issued by corporate borrowers;

•	primarily comprised of senior secured and junior secured loans (51% and 49% of Debt Securities Portfolio, respectively);

•	spread across 19 different industries and 50 different entities;

•	average par balance per investment of approximately $3.3 million;

•	four investments were on non-accrual status; and

•

the weighted average contractual interest rate on our loans and debt securities was approximately 9.6%, and the weighted average contractual interest rate on our loans and debt securities, adjusted for non-accrual investments, was approximately 9.2%.

Our debt securities portfolio investments generally average between $1 million to $20 million, although particular investments may be larger or smaller. The size of individual investments will vary according to their priority in a company’s capital structure, with larger investments in more secure positions in an effort to maximize capital preservation. The size of our investments and maturity dates may vary as follows:

•	senior secured term loans from $2 million to $20 million maturing in five to seven years;

•	second lien term loans from $5 million to $15 million maturing in six to eight years;

•	senior unsecured loans from $5 million to $23 million maturing in six to eight years;

•	mezzanine loans from $5 million to $23 million maturing in seven to ten years; and

•	equity investments from $1 million to $5 million.

Investment in the Joint Venture. During the third quarter of 2017, Freedom 3 Opportunities LLC (“Freedom 3 Opportunities”), an affiliate of Freedom 3 Capital LLC, entered into an agreement with us to create KCAP Freedom 3 LLC (the “Joint Venture”). With Freedom 3 Opportunities, we contributed approximately $37 million and $25 million, respectively, in assets to the Joint Venture, which in turn used the assets to capitalize a new fund, Great Lakes KCAP F3C Senior Funding, L.L.C. (formerly known as KCAP F3C Senior Funding, L.L.C.) (the “Fund”) managed by KCAP Management, LLC, our Surviving Asset Manager Affiliate. In addition, we used cash on hand and borrowings under a credit facility to purchase approximately $184 million of primarily middle-market loans from us and we used the proceeds from such sale to redeem approximately $147 million in debt issued by KCAP Senior Funding I, LLC (“KCAP Senior Funding”). We invest primarily in middle-market loans and the Joint Venture partners may source middle-market loans from time-to-time for us.

During the fourth quarter of 2017, we refinanced through the issuance of senior and subordinated notes. The Joint Venture purchased 100% of the subordinated notes issued by us. In connection with the refinancing, the Joint Venture made a cash distribution to us of approximately $12.6 million. Approximately $11.2 million of this distribution was a reduction in the cost basis of our investment in the Joint Venture. The final determination of the tax attributes of distributions from the Joint Venture is made on an annual (full calendar year) basis at the end of the year, therefore, any estimate of tax attributes of distributions made on an interim basis may not be representative of the actual tax attributes of distributions for the full year.

We own a 60% economic investment in the Joint Venture. The Joint Venture is structured as an unconsolidated Delaware limited liability company. All portfolio and other material decisions regarding the Joint Venture must be submitted to its board of managers, which is comprised of four members, two of whom were selected by us and two of whom were selected by Freedom 3 Opportunities, and must be approved by at least one member appointed by us and one appointed by Freedom 3 Opportunities. In addition, certain matters may be approved by the Joint Venture’s investment committee, which is comprised of one member appointed by us and one member appointed by Freedom 3 Opportunities.

We have determined that the Joint Venture is an investment company under ASC 946, however, in accordance with such guidance; we will generally not consolidate our investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to us. We do not consolidate our interest in the Joint Venture because we do not control the Joint Venture due to allocation of the voting rights among the Joint Venture partners.

CLO Fund Securities. Our investments in CLO Fund Securities are primarily made up of minority investments in the subordinated securities or preferred stock of CLO Funds managed by the Disposed Manager Affiliates. From time-to-time we have also made investments in CLO Fund Securities managed by other asset managers.

Below are summary attributes for our CLO Fund Securities, as of and for the year-ended December 31, 2018, unless otherwise specified:

•	CLO Fund Securities represented approximately 16% of total investment portfolio at December 31, 2018;

•	90% of CLO Fund Securities Portfolio represented investments in subordinated securities or equity securities issued by CLO Funds and 10% of CLO Fund Securities Portfolio was a rated note;

•	all CLO Funds invested primarily in credit instruments issued by corporate borrowers;

•

U.S. GAAP basis investment income of  $6.4 million; cash distributions received of approximately $19.5 million (approximately $3.5 million taxable distributable income, $16.0 million tax return of capital to KCAP).

Revolving Credit Facility

On March 1, 2018, Funding, our wholly owned subsidiary, entered into the Prior Revolving Credit Facility with certain institutional lenders, State Bank and Trust Company, as the administrative agent, lead arranger and bookrunner, CIBC Bank USA, as documentation agent and us, as the servicer. The maximum commitment amount of the Prior Revolving Credit Facility was increased on March 27, 2019 to $57.5 million, and on April 1, 2019 to $67.5 million, subject to availability under the borrowing base. The Prior Revolving Credit Facility was fully repaid and the related agreements, including security interests in assets pledged as collateral, were terminated on December 23, 2019. Borrowings under the Prior Revolving Credit Facility bore interest at a rate per annum equal to (i) in the case of LIBOR rate loans, an adjusted LIBOR rate for the applicable interest period plus 3.25% or (ii) in the case of base rate loans, the prime rate plus 3.25%. Funding also paid a fee on any undrawn amounts of 0.375% per annum; provided that if 50% or less of the Prior Revolving Credit Facility is drawn, the fee will be 0.50% per annum.

The Prior Revolving Credit Facility was secured by all of the assets held by Funding, and the Company had pledged its interests in Funding as collateral to State Bank and Trust Company, as the administrative agent, to secure the obligations of Funding under the Revolving Credit Facility. The Revolving Credit Agreement includes customary affirmative and negative covenants, including certain limitations on the incurrence of additional indebtedness and liens, as well as usual and customary events of default for revolving credit facilities of this nature. At December 31, 2018, Funding was in compliance with all of its debt covenants.

On December 18, 2019, GLPRF LLC, a wholly-owned subsidiary of the Company, entered into the Revolving Credit Facility with JPMorgan Chase Bank, National Association (“JPM”). JPM serves as administrative agent, U.S. Bank National Association serves as collateral agent, securities intermediary and collateral administrator, and the Company serves as portfolio manager under the Revolving Credit Facility.

Advances under the Revolving Credit Facility bear interest at a per annum rate equal to the three-month LIBOR in effect, plus the applicable margin of 2.85% per annum. GLPRF LLC is required to utilize a minimum of 80% of the commitments under the Revolving Credit Facility, after an initial six-month ramp-up period during which a lesser minimum utilization requirement applies. Unused amounts below such minimum utilization amount accrue interest as if such amounts are outstanding as borrowings under the Revolving Credit Facility. In addition, GLPRF LLC will pay a non-usage fee during the first three years after the closing date in an amount not to exceed 0.75% per annum on the average daily unborrowed portion of the financing commitments in excess of such minimum utilization amount.

The initial principal amount of the Revolving Credit Facility is $115 million. The Revolving Credit Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Revolving Credit Facility to up to $215 million. Proceeds from borrowings under the Revolving Credit Facility may be used to fund portfolio investments by GLPRF LLC and to make advances under delayed draw term loans where GLPRF LLC is a lender. All amounts outstanding under the Revolving Credit Facility must be repaid by the maturity date of December 18, 2023.

GLPRF LLC’s obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in all of SPV’s portfolio of investments and cash. The obligations of GLPRF LLC under the Revolving Credit Facility are non-recourse to the Company, and the Company’s exposure under the Revolving Credit Facility is limited to the value of the Company’s investment in GLPRF LLC.

In connection with the Revolving Credit Facility, GLPRF LLC has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Revolving Credit Facility contains customary events of default for similar financing transactions, including if a change of control of GLPRF LLC occurs or if the Company is no longer the portfolio manager of GLPRF LLC. Upon the occurrence and during the continuation of an event of default, JPM may declare the outstanding advances and all other obligations under the Revolving Credit Facility immediately due and payable.

The occurrence of an event of default (as described above) or a market value event (as defined in the Revolving Credit Facility) triggers a requirement that GLPRF LLC obtain the consent of JPM prior to entering into certain sales or dispositions with respect to portfolio assets, and the occurrence of a market value event triggers the right of JPM to direct GLPRF LLC to enter into sales or dispositions with respect to any portfolio assets, in each case in JPM’s sole discretion.

Investment Process

We will review potential investment opportunities and conduct due diligence that typically includes a review of historical and prospective financial information, participation in a presentation held by the prospective portfolio company’s management and/or the transaction sponsor, a review of the prospective portfolio company’s product or service, an analysis and understanding of the drivers of the particular industry in which the prospective portfolio company operates, and an assessment of the debt service capabilities of the prospective portfolio company under a variety of assumed forecast scenarios.

Due to our ability to source transactions through multiple channels, it expects to continue to maintain a pipeline of opportunities to allow comparative risk return analysis and selectivity. By focusing on the drivers of revenue and cash flow, we develop our own underwriting cases, and multiple stress and event specific case scenarios for each company analyzed. We focus on lending and investing opportunities in:

•	companies with EBITDA of $10 to $50 million;

•	companies with financing needs of $25 to $150 million;

•	companies purchased by well-regarded private equity sponsors;

•	non-sponsored companies with successful business models, management teams and systems; and

•	high-yield bonds and broadly syndicated loans to larger companies on a selective basis;

We source investment opportunities from:

•	private equity sponsors;

•	regional investment banks for non-sponsored companies;

•	financial advisers and other market intermediaries; and

•	other middle-market lenders with whom we can participate in loans.

In our experience, good credit judgment is based on a thorough understanding of both the qualitative and quantitative factors that determine a company’s performance. Our analysis begins with an understanding of the fundamentals of the industry in which a company operates, including the current economic environment and the outlook for the industry. We also focus on the company’s relative position within the industry and our historical ability to weather economic cycles. Other key qualitative factors include the experience and depth of the management team and the financial sponsor, if any.

Only after we have a comprehensive understanding of the qualitative factors do we focus on quantitative metrics. We believe that with the context provided by the qualitative analysis, we can gain a better understanding of a company’s financial performance. We analyze a potential portfolio company’s sales growth and margins in the context of our competition as well as our ability to manage our working capital requirements and our ability to generate consistent cash flow. Based upon this historical analysis, we develop a set of projections which represents a reasonable underwriting case of most likely outcomes for the company over the period of our investment. We also looks at potential downside cases to determine a company’s ability to service its debt in a stressed credit environment.

Elements of the qualitative analysis we use in evaluating investment opportunities include the following:

•	industry fundamentals;

•	competitive position and market share;

•	impact of historical down-cycles on the industry and company;

•	quality of financial and technology infrastructure;

•	sourcing risks and opportunities;

•	labor and union strategy;

•	technology risk;

•	diversity of customer base and product lines;

•	quality of financial sponsor (if applicable); and

•	acquisition and integration history.

Elements of the quantitative analysis we use in evaluating investment opportunities include the following:

•	income statement analysis of growth and margin trends;

•	cash flow analysis of capital expenditures and free cash flow;

•	financial ratio and market share standing among comparable companies;

•	financial projections: underwriting versus stress case;

•	event specific credit modeling;

•	credit profile trend;

•	future capital expenditure needs and asset sale plans;

•	downside protection to limit losses in an event of default;

•	risk adjusted returns and relative value analysis; and

•	enterprise and asset valuations.

The origination, structuring and credit approval processes are fully integrated. Our credit team is directly involved in all due diligence and analysis prior to the formal credit approval process by our Investment Committee.

Monitoring

Our Board of Directors, including a majority of its independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the effective date of our Investment Advisory Agreement, will annually review the compensation we pay to Sierra Crest.

Our Board of Directors has significant experience monitoring credit portfolios. Along with origination and credit analysis, portfolio management is one of the key elements of our business. Most of our investments will not be liquid and, therefore, we must prepare to act quickly if potential issues arise so that we can work closely with Sierra Crest and the private equity sponsor, if applicable, of the portfolio company to take any necessary remedial action. In addition, most of Sierra Crest’s senior management team, has substantial workout and restructuring experience.

In order to assist us in detecting issues with its debt securities portfolio companies as early as possible, Sierra Crest performs a financial analysis at least quarterly on each portfolio company. This analysis typically includes:

•	A summary of the portfolio company’s current total credit exposure as well as our portion of this exposure.

•

A summary and update of the portfolio company’s financial condition and performance, including but not limited to, performance versus plan, deterioration/improvement in market position, or industry fundamentals, management changes or additions, and ongoing business strategy.

•	Reaffirmation of, or proposal to change, the risk rating of the underlying investment.

•	A summary of the portfolio company’s financial covenant results vis a vis financial covenant levels established in the credit agreement.

Watch list credits are followed closely and discussed more frequently than quarterly, as appropriate.

About Sierra Crest

Sierra Crest is an affiliate of BC Partners. LibreMax owns a minority stake in Sierra Crest. Subject to the overall supervision of our Board of Directors, Sierra Crest is responsible for managing our business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring our investments, and monitoring our portfolio companies on an ongoing basis through a team of investment professionals.

Sierra Crest seeks to invest on behalf of us in performing, well-established middle-market businesses that operate across a wide range of industries (i.e., no concentration in any one industry). Sierra Crest employs fundamental credit analysis, targeting investments in businesses with relatively low levels of cyclicality and operating risk. The holding size of each position will generally be dependent upon a number of factors including total facility size, pricing and structure, and the number of other lenders in the facility. Sierra Crest has experience managing levered vehicles, both public and private, and seeks to enhance our returns through the use of leverage with a prudent approach that prioritizes capital preservation. Sierra Crest believes this strategy and approach offers attractive risk/return with lower volatility given the potential for fewer defaults and greater resilience through market cycles.

Sierra Crest is affiliated with BC Partners, a leading buyout firm with a 30-year history investing across Europe and North America which has more than $25 billion in assets under management in private equity, private credit and real estate strategies. The assets under management for BC Partners are based on actively managed commitments of its managed funds and relevant vehicles formed for the purpose of co-investing alongside such funds. BC Partners operates a private equity investment platform (“BCP PE”) a credit investment platform (“BCP Credit”) and a real estate investment platform as fully integrated businesses. Our investment activity will take place primarily within the BCP Credit platform. Integration with the broader BC Partners platform allows BCP Credit to leverage a team of investment professionals across its private equity platform including its operations team. The BCP Credit Investment Team (the “Investment Team”) is led by Ted Goldthorpe who sits on both the BCP Credit and BCP PE investment committees. BCP Credit currently manages a private fund in the BCP Credit platform along with several separate managed accounts focused on credit investments and BC Partners Lending Corporation, a private BDC.

Our Investment Advisory Agreement

Sierra Crest provides management services to us pursuant to our Investment Advisory Agreement. Under the terms of our Investment Advisory Agreement, Sierra Crest is responsible for the following:

•	managing our assets in accordance with its investment objective, policies and restrictions;

•	determining the composition of our portfolio, the nature and timing of the changes to the portfolio and the manner of implementing such changes;

•	identifying, evaluating and negotiating the structure of our investments;

•	monitoring our investments;

•	determining the securities and other assets that we will purchase, retain or sell;

•	assisting our Board of Directors with its valuation of our assets;

•	directing investment professionals of Sierra Crest to provide managerial assistance to our portfolio companies;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies; and

•	providing us with such other investment advisory, research and related services as it may, from time to time, reasonably require for the investment of capital.

Sierra Crest’s services under our Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Term

On April 1, 2019, we entered into an advisory agreement with the Sierra Crest. Unless earlier terminated as described below, our Investment Advisory Agreement will remain in effect until April 1, 2021, a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of our Board of Directors or by the holders of a majority of the outstanding shares, and, in each case, a majority of our independent directors.

Our Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of any penalty, we may terminate our Investment Advisory Agreement with Sierra Crest upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of our Board of Directors or the stockholders holding a majority of the outstanding shares of our common stock. See “Investment Advisory Agreement—Removal of Sierra Crest” below. In addition, without payment of any penalty, Sierra Crest may generally terminate our Investment Advisory Agreement upon 60 days’ written notice and, in certain circumstances, Sierra Crest may only be able to terminate our Investment Advisory Agreement upon 120 days’ written notice.

Removal of Sierra Crest

Sierra Crest may be removed by our Board of Directors or by the affirmative vote of a Majority of the Outstanding Shares. Majority of the Outstanding Shares, the lesser of (1) 67% or more of the outstanding shares of our common stock present at a meeting, if the holders of more than 50% of the outstanding shares of our common stock are present or represented by proxy or (2) a majority of outstanding shares of our common stock.

Compensation of Sierra Crest

Pursuant to the terms of our Investment Advisory Agreement, we pay Sierra Crest (i) a base management fee (the “Base Management Fee”) and (ii) an incentive fee (the “Incentive Fee”). For the period from the date of our Investment Advisory Agreement (the “Effective Date”) through June 30, 2019, the end of the first calendar quarter after the Effective Date, the Base Management Fee was calculated at an annual rate of 1.50% of our gross assets, excluding cash and cash equivalents, but including assets purchased with borrowed amounts, as of the end of such calendar quarter. Subsequently, the Base Management Fee will be 1.50% of our average gross assets, excluding cash and cash equivalents, but including assets purchased with borrowed amounts, at the end of the two most recently completed calendar quarters; provided, however, that the Base Management Fee will be 1.00% of our average gross assets, excluding cash and cash equivalents, but including assets purchased with borrowed amounts, that exceed the product of (i) 200% and (ii) the value of our net asset value at the end of the most recently completed calendar quarter. The Incentive Fee consists of two parts: (1) a portion based on our pre-incentive fee net investment income (the “Income-Based Fee”) and (2) a portion based on the net capital gains received on our portfolio of securities on a cumulative basis for each calendar year, net of all realized capital losses and all unrealized capital depreciation on a cumulative basis, in each case calculated from the Effective Date, less the aggregate amount of any previously paid capital gains Incentive Fee (the “Capital Gains Fee”). The Income-Based Fee is 17.50% of pre-incentive fee net investment income with a 7.00% hurdle rate. The Capital Gains Fee is 17.50%.

Pre-incentive fee net investment income means dividends (including reinvested dividends), interest and fee income accrued by us during the calendar quarter, minus operating expenses for the quarter (including the management fee, expenses payable under our Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we may not have received in cash. Sierra Crest is not obligated to return the incentive fee it receives on PIK interest that is later determined to be uncollectible in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

To determine the income incentive fee, pre-incentive fee net investment income is expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if it has incurred a loss in that calendar quarter due to realized capital losses and unrealized capital depreciation. In addition, because the quarterly hurdle rate is calculated based on our net assets, decreases in its net assets due to realized capital losses or unrealized capital depreciation in any given calendar quarter may increase the likelihood that the hurdle rate is reached and therefore the likelihood of us paying an incentive fee for the subsequent quarter. Our net investment income used to calculate this component of the incentive fee is also included in the amount of our gross assets used to calculate the management fee because gross assets are total assets (including cash received) before deducting liabilities (such as declared dividend payments).

The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 17.50% of cumulative realized capital gains through the end of such calendar year commencing with the calendar year ending December 31, 2019, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, in each case calculated from the Effective Date, less the aggregate amount of any previously paid capital gains incentive fee for prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to Sierra Crest if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to our Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act including Section 205 thereof.

The fees that are payable under our Investment Advisory Agreement for any partial period will be appropriately prorated.

Limitations of Liability and Indemnification

Under our Investment Advisory Agreement, Sierra Crest, its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with Sierra Crest, including without limitation its managing member, will not be liable to us for acts or omissions performed in accordance with and pursuant to our Investment Advisory Agreement, except those resulting from acts constituting criminal conduct, gross negligence, willful misfeasance, bad faith or reckless disregard of the duties that Sierra Crest owes to us under our Investment Advisory Agreement. In addition, as part of our Investment Advisory Agreement, we have agreed to indemnify Sierra Crest and each of its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with Sierra Crest, including without limitation its general partner, and BC Partners Administrator from and against any damages, liabilities, costs and expenses, including reasonable legal fees and other expenses reasonably incurred, in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of us or our security holders) arising out of or otherwise based upon the performance of any of Sierra Crest’s duties or obligations under our Investment Advisory Agreement or otherwise as an investment adviser of ours, except where attributable to criminal conduct, gross negligence, willful misfeasance, bad faith or reckless disregard of such person’s duties under our Investment Advisory Agreement.

Board Approval of Our Investment Advisory Agreement

On December 12, 2018, our then-current Board held an in-person meeting to consider and approve our Investment Advisory Agreement and related matters. Our Board of Directors was provided the information required to consider our Investment Advisory Agreement, including: (a) the nature, quality and extent of the advisory and other services to be provided to us by the Sierra Crest; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to Sierra Crest from its relationship with us and the profitability of that relationship; (e) information about the services to be performed and the personnel performing such services under our Investment Advisory Agreement; (f) the organizational capability and financial condition of Sierra Crest and its affiliates; (g) Sierra Crest’s practices regarding the selection and compensation of brokers that may execute our portfolio transactions and the brokers’ provision of brokerage and research services to Sierra Crest; and (h) the possibility of obtaining similar services from other third-party service providers or continuing to operate as an internally managed BDC.

Our Board of Directors, including a majority of its independent directors, will oversee and monitor our investment performance and, beginning with the second anniversary of the effective date of our Investment Advisory Agreement, will annually review the compensation we pay to Sierra Crest.

Our Administration Agreement

Under the terms of the administration agreement (the “Administration Agreement”) between us and BC Partners Management LLC (“BC Partners Administrator”), BC Partners Administrator will perform, or oversee the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to stockholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. We will reimburse BC Partners Administrator for services performed for us pursuant to the terms of our Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, BC Partners Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse BC Partners Administrator for any services performed for it by such affiliate or third party.

Payments under the Administration Agreement are equal to an amount that reimburses BC Partners Administrator for its costs and expenses in performing its obligations and providing personnel and facilities (including rent, office equipment and utilities) for our use under the Administration Agreement, including an allocable portion of the compensation paid to our chief compliance officer and chief financial officer and their respective staff who provide services to us. Our Board of Directors, including the independent directors, will review the general nature of the services provided by BC Partners Administrator as well as the related cost to us for those services and consider whether the cost is reasonable in light of the services provided.

On April 1, 2019, our Board of Directors approved the Administration Agreement with BC Partners Administrator. Unless earlier terminated as described below, the Administration Agreement will remain in effect until April 1, 2021, a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of our Board of Directors or by the holders of a Majority of the Outstanding Shares, and, in each case, a majority of our independent directors.

We may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of our Board of Directors or the stockholders holding a Majority of the Outstanding Shares. In addition, Sierra Crest may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice.

Payment of Our Expenses under Our Investment Advisory and Administration Agreements

Except as specifically provided below, we anticipate that all investment professionals and staffs of Sierra Crest, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses (including rent, office equipment and utilities), of such personnel allocable to such services, will be provided and paid for by Sierra Crest. We will bear an allocable portion of the compensation paid by Sierra Crest (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). We will also bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (i) investment advisory fees, including management fees and incentive fees, to Sierra Crest, pursuant to our Investment Advisory Agreement; (ii) an allocable portion of overhead and other expenses incurred by Sierra Crest (or its affiliates) in performing its administrative obligations under our Investment Advisory Agreement; and (iii) all other expenses of our operations and transactions including, without limitation, those relating to:

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting any sales and repurchases of our common stock and other securities;

•	fees and expenses payable under any dealer manager or placement agent agreements, if any;

•	administration fees payable under our Administration Agreement and any sub-administration agreements, including related expenses;

•	debt service and other costs of borrowings or other financing arrangements;

•	costs of hedging;

•

expenses, including travel expense, incurred by Sierra Crest, or members of the investment team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies;

•	federal, state and local taxes;

•	independent directors’ fees and expenses including certain travel expenses;

•

costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration and listing fees, and the compensation of professionals responsible for the preparation of the foregoing;

•

the costs of any reports, proxy statements or other notices to stockholders (including printing and mailing costs), the costs of any stockholder or director meetings and the compensation of personnel responsible for the preparation of the foregoing and related matters;

•	commissions and other compensation payable to brokers or dealers;

•	research and market data;

•	fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits, outside legal and consulting costs;

•	costs of winding up our affairs;

•	costs incurred by either BC Partners Administrator or us in connection with administering our business, including payments under our Administration Agreement;

•	extraordinary expenses (such as litigation or indemnification); and

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws.

DETERMINATION OF NET ASSET VALUE

Valuation

As a BDC, we invest primarily in illiquid securities, including loans to and warrants of private companies and interests in other illiquid securities, such as interests in CLO Fund Securities, joint ventures, partnerships and distressed debt securities. These portfolio investments may be subject to restrictions on resale and will generally have no established trading market. As a result, our Board of Directors determines in good faith the fair value of our portfolio investments pursuant to a valuation policy developed in accordance with the ASC 820: Fair Value, and a valuation process approved by our Board of Directors and in accordance with the 1940 Act. Our valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio. Our Board of Directors is ultimately and solely responsible for making a good faith determination of the fair value of portfolio investments on a quarterly basis. We use an independent valuation firm to provide third party valuation consulting services to us and our Board of Directors. For additional information concerning valuation, see “Incorporation by Reference.”

Competition

Our primary competitors also provide financing to prospective portfolio companies. These include commercial banks, specialty finance companies, hedge funds, structured investment funds, other BDCs and investment banks. Our competitors may have a lower cost of funds, and many have access to funding sources that are not available to us. Many of these entities have greater managerial resources than what we have, and the 1940 Act imposes certain regulatory restrictions on us as a BDC to which many of our competitors are not subject. For additional information concerning the competitive risks we face, see “Risk Factors—Risks Related to Our Business and Structure—we operate in a highly competitive market for investment opportunities.”

PORTFOLIO COMPANIES

The following table sets forth certain information as of September 30, 2019 for each portfolio company in which we had an investment.

Debt Securities Portfolio

Portfolio Company / Principal Business	Investment Interest Rate(1) / Maturity(15)	Initial Acquisition Date	Principal	Amortized Cost	Fair Value(2)
Advanced Lighting Technologies, Inc.(5)(8)(13) Consumer goods: Durable	Junior Secured Loan — Second Lien Notes 9.3% Cash, 10.0% PIK, 3 month LIBOR(2.29%) + 7.00%; LIBOR Floor 1.00%, Due 10/23	6/13/2012	$1,108,051	$1,078,343	$2,474

Akumin Corp.(8)(14) Healthcare & Pharmaceuticals	Senior Secured Loan — Term B Loan 8.4% Cash, 1 month LIBOR(2.44%) + 6.00%; LIBOR Floor 1.00%, Due 5/24	5/31/2019	2,250,000	2,205,764	2,205,000

BMC Acquisition, Inc. (aka BenefitMall)(8)(13)(14) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — Initial Term Loan 7.9% Cash, 6 month LIBOR(2.65%) + 5.25%; LIBOR Floor 1.00%, Due 12/24	1/2/2018	2,955,000	2,953,632	2,913,031

Bristol Hospice, L.L.C.(8)(13)(14) Healthcare & Pharmaceuticals	Junior Secured Loan — Initial Term Loan (Second Lien) 9.7% Cash, 1 month LIBOR(2.40%) + 7.25%; LIBOR Floor 1.00%, Due 1/24	3/29/2019	8,800,000	8,746,520	8,835,499

BW NHHC Holdco Inc.(8)(13)(14) Healthcare & Pharmaceuticals	Senior Secured Loan — Initial Term Loan (First Lien) 7.4% Cash, 1 month LIBOR(2.40%) + 5.00%, Due 5/25	5/16/2018	1,980,000	1,954,997	1,848,825

Carestream Health, Inc.(8)(13) Healthcare & Pharmaceuticals	Junior Secured Loan — Extended Term Loan (Second Lien) 11.9% Cash, 1 month LIBOR(2.40%) + 9.50%; LIBOR Floor 1.00%, Due 6/21	10/7/2014	1,510,955	1,499,111	1,480,736

Child Development Schools, Inc.(8)(14) Services: Business	Senior Secured Loan — Term Loan 6.7% Cash, 3 month LIBOR(2.48%) + 4.25%, Due 5/23	6/6/2018	4,657,184	4,648,050	4,645,542

Portfolio Company / Principal Business	Investment Interest Rate(1) / Maturity(15)	Initial Acquisition Date	Principal	Amortized Cost	Fair Value(2)
Community Care Health Network, Inc. (aka Matrix Medical Network)(8)(14) Healthcare & Pharmaceuticals	Senior Secured Loan — Closing Date Term Loan 7.1% Cash, 3 month LIBOR(2.35%) + 4.75%; LIBOR Floor 1.00%, Due 2/25	2/9/2018	1,980,000	1,976,008	1,848,108

Corsair Gaming, Inc.(8)(14) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 6.6% Cash, 3 month LIBOR(2.33%) + 4.25%; LIBOR Floor 1.00%, Due 8/24	9/29/2017	1,979,899	1,975,904	1,965,049

Corsair Gaming, Inc.(8) High Tech Industries	Junior Secured Loan — Term Loan (Second Lien) 10.8% Cash, 3 month LIBOR(2.33%) + 8.50%; LIBOR Floor 1.00%, Due 8/25	9/29/2017	5,000,000	4,941,263	4,900,000

CSM Bakery Solutions Limited (fka CSM Bakery Supplies Limited)(8) Beverage, Food and Tobacco	Junior Secured Loan — Term Loan (Second Lien) 10.3% Cash, 3 month LIBOR(2.59%) + 7.75%; LIBOR Floor 1.00%, Due 7/21	5/23/2013	3,000,000	3,005,058	2,801,149

CT Technologies Intermediate Holdings, Inc. (Smart Holdings Corp.) (aka HealthPort)(8)(13)(14) Healthcare & Pharmaceuticals	Senior Secured Loan — New Term Loan Facility 6.7% Cash, 1 month LIBOR(2.40%) + 4.25%; LIBOR Floor 1.00%, Due 12/21	11/19/2014	3,943,524	3,938,518	3,420,031

Digitran Innovations B.V. (Pomeroy Solutions Holding Company, Inc.)(8)(13)(14) High Tech Industries	Senior Secured Loan — Term Loan 9.8% Cash, 3 month LIBOR(2.33%) + 7.50%; LIBOR Floor 1.50%, Due 7/24	12/10/2018	4,962,406	4,917,720	4,844,090

Drilling Info Holdings, Inc.(8)(13)(14) High Tech Industries	Senior Secured Loan — Initial Term Loan (First Lien) 6.7% Cash, 1 month LIBOR(2.40%) + 4.25%, Due 7/25	2/12/2019	3,369,206	3,359,351	3,352,360

Dun & Bradstreet Corporation,(8)(13)(14) The Telecommunications	Senior Secured Loan — Initial Term Borrowing 7.4% Cash, 1 month LIBOR(2.40%) + 5.00%, Due 2/26	4/24/2019	5,000,000	5,043,248	5,012,500

Evergreen North America Acquisition, LLC (f/k/a Industrial Services Acquisition, LLC)(8)(13)(14) Environmental Industries	Senior Secured Loan — Term Loan 7.4% Cash, 3 month LIBOR(2.38%) + 5.00%; LIBOR Floor 1.00%, Due 6/22	6/21/2016	1,071,638	1,074,987	1,071,638

First American Payment Systems, L.P.(8)(13)(14) Banking, Finance, Insurance & Real Estate	Junior Secured Loan — Term Loan (Second Lien) 13.1% Cash, 3 month LIBOR(2.60%) + 10.50%; LIBOR Floor 1.00%, Due 7/24	1/4/2017	1,500,000	1,469,854	1,458,000

Portfolio Company / Principal Business	Investment Interest Rate(1) / Maturity(15)	Initial Acquisition Date	Principal	Amortized Cost	Fair Value(2)
Flexera Software LLC (fka Flexera Software, Inc.)(8) High Tech Industries	Junior Secured Loan — Initial Term Loan (Second Lien) 9.7% Cash, 1 month LIBOR(2.41%) + 7.25%; LIBOR Floor 1.00%, Due 2/26	1/25/2018	1,324,654	1,333,444	1,323,415

GI Advo Opco, LLC(5)(8)(13)(14) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 9.5% Cash, fixed, Due 11/21	11/19/2015	180,304	179,431	—

GK Holdings, Inc. (aka Global Knowledge)(8)(13) Services: Business	Junior Secured Loan — Initial Term Loan (Second Lien) 12.6% Cash, 3 month LIBOR(2.33%) + 10.25%; LIBOR Floor 1.00%, Due 1/22	1/30/2015	1,500,000	1,488,969	1,213,554

Global Tel*Link Corporation(8)(13)(14) Telecommunications	Junior Secured Loan — Loan (Second Lien) 10.7% Cash, 1 month LIBOR(2.40%) + 8.25%, Due 11/26	5/21/2013	2,000,000	1,967,519	1,900,000

Global Tel*Link Corporation(8)(13) Telecommunications	Junior Secured Loan — Loan (Second Lien) 10.7% Cash, 1 month LIBOR(2.40%) + 8.25%, Due 11/26	5/21/2013	5,000,000	4,921,225	4,750,000

Grupo HIMA San Pablo, Inc.(8)(13) Healthcare & Pharmaceuticals	Senior Secured Loan — Term B Loan (First Lien) 11.6% Cash, 3 month LIBOR(4.58%) + 7.00%; LIBOR Floor 1.50%, Due 1/18	1/30/2013	2,739,174	2,739,174	2,708,495

Grupo HIMA San Pablo, Inc.(5)(8)(13) Healthcare & Pharmaceuticals	Junior Secured Loan — Term Loan (Second Lien) 13.8% Cash, fixed, Due 7/18	1/30/2013	7,191,667	7,169,109	4,709,103

Harland Clarke Holdings Corp. (fka Clarke American Corp.)(8)(13)(14) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 7.1% Cash, 3 month LIBOR(2.33%) + 4.75%; LIBOR Floor 1.00%, Due 11/23	6/18/2013	2,732,525	2,749,423	2,367,049

Hoffmaster Group, Inc.(8)(13)(14) Forest Products & Paper	Junior Secured Loan — Initial Term Loan (Second Lien) 11.8% Cash, 3 month LIBOR(2.33%) + 9.50%; LIBOR Floor 1.00%, Due 11/24	5/6/2014	1,600,000	1,567,563	1,561,375

Idera, Inc.(8)(14) High Tech Industries	Junior Secured Loan — Loan (Second Lien) 11.4% Cash, 1 month LIBOR(2.41%) + 9.00%; LIBOR Floor 1.00%, Due 6/27	6/27/2019	7,500,000	7,387,500	7,387,500

Portfolio Company / Principal Business	Investment Interest Rate(1) / Maturity(15)	Initial Acquisition Date	Principal	Amortized Cost	Fair Value(2)
Infobase Holdings, Inc.(8)(13)(14) High Tech Industries	Senior Secured Loan — Term Loan 7.0% Cash, 3 month LIBOR(2.52%) + 4.50%; LIBOR Floor 1.00%, Due 12/22	12/13/2017	3,965,888	3,935,032	3,942,338

Ivanti Software, Inc. (fka LANDesk Group, Inc.)(8)(13) High Tech Industries	Junior Secured Loan — Loan (Second Lien) 11.4% Cash, 1 month LIBOR(2.42%) + 9.00%; LIBOR Floor 1.00%, Due 1/25	3/10/2017	3,228,619	3,228,619	3,197,947

Kellermeyer Bergensons Services, LLC(8) Services: Business	Senior Secured Loan — 2018 Replacement Term Loan (First Lien) 7.3% Cash, 3 month LIBOR(2.52%) + 4.75%; LIBOR Floor 1.00%, Due 10/21	10/31/2014	2,082,960	2,080,770	2,078,682

Kronos Foods Corp(8)(13)(14) Beverage, Food and Tobacco	Senior Secured Loan — Fourth Amendment Term Loan 6.9% Cash, 3 month LIBOR(2.33%) + 4.55%, Due 9/22	6/27/2019	5,000,000	4,950,000	4,950,000

Navex Topco, Inc.(8)(13)(14)(19) Electronics	Junior Secured Loan — Initial Term Loan (Second Lien) 9.4% Cash, 1 month LIBOR(2.41%) + 7.00%, Due 9/26	12/4/2018	6,700,000	6,635,456	6,646,229

Pinstripe Holdings, LLC (Aka Cielo)(8)(13)(14) Services: Consumer	Senior Secured Loan — Initial Term Loan 8.4% Cash, 1 month LIBOR(2.41%) + 6.00%; LIBOR Floor 1.00%, Due 1/25	1/17/2019	4,987,500	4,894,708	4,887,750

Playpower, Inc.(8)(13)(14) Construction & Building	Senior Secured Loan — Initial Term Loan 7.9% Cash, 1 month LIBOR(2.40%) + 5.50%, Due 5/26	6/23/2015	1,524,087	1,532,559	1,508,846

PSC Industrial Holdings Corp.(8)(13) Environmental Industries	Junior Secured Loan — Initial Term Loan (Second Lien) 10.9% Cash, 1 month LIBOR(2.39%) + 8.50%; LIBOR Floor 1.00%, Due 10/25	10/5/2017	3,000,000	2,952,766	2,905,695

PVHC Holding Corp(8)(13)(14) Chemicals, Plastics and Rubber	Senior Secured Loan — Initial Term Loan 7.1% Cash, 3 month LIBOR(2.33%) + 4.75%; LIBOR Floor 1.00%, Due 8/24	8/10/2018	2,858,400	2,846,195	2,777,793

Portfolio Company / Principal Business	Investment Interest Rate(1) / Maturity(15)	Initial Acquisition Date	Principal	Amortized Cost	Fair Value(2)
Q Holding Company (fka Lexington Precision Corporation)(8)(13)(14) Chemicals, Plastics and Rubber	Senior Secured Loan — Term B Loan 7.4% Cash, 1 month LIBOR(2.40%) + 5.00%; LIBOR Floor 1.00%, Due 12/21	12/16/2016	1,969,072	1,988,405	1,951,519

Radius Aerospace, Inc.(8)(13)(14) Aerospace and Defense	Senior Secured Loan — Initial Term Loan 8.1% Cash, 3 month LIBOR(2.32%) + 5.74%; LIBOR Floor 1.00%, Due 3/25	6/27/2019	7,000,000	6,895,000	6,895,000

Ravn Air Group, Inc.(8)(13)(14) Aerospace and Defense	Senior Secured Loan — Initial Term Loan 7.3% Cash, 3 month LIBOR(2.33%) + 5.00%; LIBOR Floor 1.00%, Due 7/21	7/29/2015	1,841,182	1,841,182	1,841,182

Robertshaw US Holding Corp. (fka Fox US Bidco Corp.)(8)(13) Capital Equipment	Junior Secured Loan — Initial Term Loan (Second Lien) 10.4% Cash, 1 month LIBOR(2.44%) + 8.00%; LIBOR Floor 1.00%, Due 2/26	2/15/2018	3,000,000	2,974,959	2,688,172

Roscoe Medical, Inc.(8)(13)(14) Healthcare & Pharmaceuticals	Junior Secured Loan — Term Loan (Second Lien) 13.3% Cash, 3 month LIBOR(0.00%) + 13.25%, Due 9/19	3/26/2014	5,000,000	4,995,555	2,525,000

Roscoe Medical, Inc.(5)(8)(13) Healthcare & Pharmaceuticals	Junior Secured Loan — Term Loan (Second Lien) 13.3% Cash, 3 month LIBOR(0.00%) + 13.25%, Due 9/19	3/26/2014	1,700,000	1,698,486	858,500

Salient CRGT Inc.(8)(13)(14) High Tech Industries	Senior Secured Loan — Initial Term Loan 8.4% Cash, 1 month LIBOR(2.40%) + 6.00%; LIBOR Floor 1.00%, Due 2/22	2/27/2017	1,816,190	1,830,896	1,748,320

SCSG EA Acquisition Company, Inc.(8)(14) Healthcare & Pharmaceuticals	Junior Secured Loan — Initial Term Loan (Second Lien) 10.8% Cash, 3 month LIBOR(2.60%) + 8.25%; LIBOR Floor 1.00%, Due 9/24	8/18/2017	5,000,000	4,962,991	4,975,000

SCSG EA Acquisition Company, Inc.(8) Healthcare & Pharmaceuticals	Junior Secured Loan — Initial Term Loan (Second Lien) 10.8% Cash, 3 month LIBOR(2.60%) + 8.25%; LIBOR Floor 1.00%, Due 9/24	8/18/2017	1,000,000	991,965	995,000

SOS Security Holdings LLC(8)(14) Services: Business	Senior Secured Loan — Term Loan 9.1% Cash, 3 month LIBOR(2.58%) + 6.50%; LIBOR Floor 1.00%, Due 4/25	6/5/2019	2,500,000	2,475,244	2,475,000

Portfolio Company / Principal Business	Investment Interest Rate(1) / Maturity(15)	Initial Acquisition Date	Principal	Amortized Cost	Fair Value(2)
Tailwind Randys, LLC(8)(14) Automotive	Senior Secured Loan — Term Loan 8.0% Cash, 3 month LIBOR(2.52%) + 5.50%; LIBOR Floor 1.00%, Due 5/25	6/27/2019	5,000,000	4,912,500	4,912,500

Tank Partners Equipment Holdings LLC(8)(13) Energy: Oil & Gas	Senior Unsecured Bond — 10.000% — 02/2022 — TankConvert 10.0% Cash, fixed, Due 2/22	2/15/2019	468,494	468,494	422,347

Tex-Tech Industries, Inc.(8)(13) Textiles and Leather	Junior Secured Loan — Term Loan (Second Lien) 11.4% Cash, 3 month LIBOR(2.40%) + 9.00%; LIBOR Floor 1.00%, Due 8/24	8/24/2017	12,508,000	12,376,690	12,257,840

Time Manufacturing Acquisition, LLC(8)(13)(14) Capital Equipment	Senior Secured Loan — Term Loan 7.7% Cash, 6 month LIBOR(2.69%) + 5.00%; LIBOR Floor 1.00%, Due 2/23	2/3/2017	3,428,606	3,429,980	3,415,292

TLE Holdings, LLC(8)(13)(14) Services: Consumer	Senior Secured Loan — Delayed Draw Term Loan 7.9% Cash, 1 month LIBOR(2.40%) + 5.50%; LIBOR Floor 1.00%, Due 6/24	6/27/2019	208,422	206,673	206,338

TLE Holdings, LLC(8)(13)(14) Services: Consumer	Senior Secured Loan — Term Loan 7.7% Cash, 6 month LIBOR(2.20%) + 5.50%; LIBOR Floor 1.00%, Due 6/24	3/29/2019	5,717,790	5,691,239	5,660,612

TronAir Parent Inc.(8)(13)(14) Aerospace and Defense	Senior Secured Loan — Initial Term Loan (First Lien) 7.6% Cash, 12 month LIBOR(2.82%) + 4.75%; LIBOR Floor 1.00%, Due 9/23	9/30/2016	982,322	980,513	947,424

TRSO I, Inc.(8)(13) Energy: Oil & Gas	Junior Secured Loan — Term Loan (Second Lien) 14.0% Cash, 3 month LIBOR(1.00%) + 13.00%; LIBOR Floor 1.00%, Due 12/19	12/24/2012	1,000,000	998,623	1,000,000

WireCo WorldGroup Inc.(8)(13) Capital Equipment	Junior Secured Loan — Initial Term Loan (Second Lien) 11.4% Cash, 1 month LIBOR(2.40%) + 9.00%; LIBOR Floor 1.00%, Due 9/24	8/9/2016	3,000,000	2,970,411	2,895,235

Portfolio Company / Principal Business	Investment Interest Rate(1) / Maturity(15)	Initial Acquisition Date	Principal	Amortized Cost	Fair Value(2)
Zest Acquisition Corp.(8)(13)(19) Healthcare & Pharmaceuticals	Junior Secured Loan — Initial Term Loan (Second Lien) 9.9% Cash, 1 month LIBOR(2.41%) + 7.50%; LIBOR Floor 1.00%, Due 3/26	3/8/2018	3,500,000	3,481,137	3,231,682

Total Investment in Debt Securities (126% of net asset value at fair value)			$186,823,719	$185,518,733	$175,321,765

Equity Securities Portfolio

Portfolio Company / Principal Business	Investment(15)	Initial Acquisition Date	Percentage Ownership/ Shares	Cost	Fair Value(2)
AAPC Holdings LLC.(8) Healthcare & Pharmaceuticals	Class A Preferred Units	6/27/2019	1.36%	$2,500,000	$2,500,000

Advanced Lighting Technologies, Inc.(8)(13)(20) Consumer goods: Durable	Warrant	6/13/2012	1.90%	—	1,000

Advanced Lighting Technologies, Inc.(8)(13)(20) Consumer goods: Durable	Membership Interests	6/13/2012	0.40%	181,999	1,000

Caribe Media Inc. (fka Caribe Information Investments Incorporated)(8)(13)(20) Media: Advertising, Printing & Publishing	Common	12/18/2006	1.17%	359,765	107,135

eInstruction Acquisition, LLC(8)(13)(20) Services: Business	Membership Units	7/2/2007	1.10%	1,079,617	1,000

FP WRCA Coinvestment Fund VII, Ltd.(3)(13)(20) Capital Equipment	Class A Shares	2/2/2007	0.41%	1,500,000	601,683

New Millennium Holdco, Inc. (Millennium Health, LLC)(8)(13)(20) Healthcare & Pharmaceuticals	Common	10/7/2014	0.20%	1,953,299	1,000

Roscoe Investors, LLC(8)(13)(20) Healthcare & Pharmaceuticals	Class A Units	3/26/2014	1.56%	1,000,000	—

Tank Partners Holdings, LLC(8)(10)(13)(20) Energy: Oil & Gas	Class A Units	8/28/2014	48.5%	6,228,000	417,793

Portfolio Company / Principal Business	Investment(15)	Initial Acquisition Date	Percentage Ownership/ Shares	Cost	Fair Value(2)
Ohene Holdings B.V.- Digitran Pomeroy(13)(20) Services: Business	Warrants	3/31/2019	0.2%	—	1,000

TRSO II, Inc.(8)(13)(20) Energy: Oil & Gas	Common Stock	12/24/2012	5.40%	1,680,161	512,075

Total Investment in Equity Securities (3% of net asset value at fair value)				$16,482,841	$4,143,686

CLO Fund Securities

CLO Subordinated Investments

Portfolio Company	Investment(15),(11)	Initial Acquisition Date	Percentage Ownership	Amortized Cost	Fair Value(2)
Katonah III, Ltd.(3)(12)(13)	Subordinated Securities, effective interest N/M, 5/15 maturity(16)	12/11/2006	23.1%	$1,287,155	$369,280

Catamaran CLO 2013-1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 22.2%, 1/28 maturity	6/4/2013	23.3%	6,374,855	7,159,028

Catamaran CLO 2014-1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 12.9%, 4/30 maturity	5/6/2014	22.2%	10,283,225	8,649,726

Dryden 30 Senior Loan Fund(3)(13)	Subordinated Securities, effective interest 28.8%, 12/29 maturity	10/10/2013	6.8%	1,490,604	1,969,447

Catamaran CLO 2014-2 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 5.3%, 11/25 maturity	8/15/2014	24.9%	6,224,838	2,428,469

Catamaran CLO 2015-1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 10.7%, 10/26 maturity	5/5/2015	9.9%	4,240,369	3,164,550

Catamaran CLO 2016-1 Ltd.(3)(13)(19)	Subordinated Securities, effective interest 10.1%, 4/27 maturity	12/21/2016	24.9%	9,530,845	7,243,984

Catamaran CLO 2018-1 Ltd(3)(13)(19)	Subordinated Securities, effective interest 13.6%, 10/31 maturity	9/27/2018	24.8%	9,868,779	9,021,997

Total Investment in CLO Fund Securities (29% of net asset value at fair value)				$49,300,670	$40,006,481

Asset Manager Affiliates

Portfolio Company / Principal Business	Investment(15)	Initial Acquisition Date	Percentage Ownership	Cost	Fair Value(2)
Asset Manager Affiliates(8)(13)(17)	Asset Management Company	12/11/2006	100%	$17,791,230	$—

Total Investment in Asset Manager Affiliates (% of net asset value at fair value)				$17,791,230	$—

Joint Ventures

Portfolio Company / Principal Business	Investment(15)	Initial Acquisition Date	Percentage Ownership	Cost	Fair Value
KCAP Freedom 3 LLC(9)(13)	Joint Venture	7/19/2017	60%	$24,914,858	$22,413,358
BCP Great Lakes Holdings LP(10)(18)(19) Limited Partnership	Joint Venture	12/11/2018	56%	17,696,667	17,675,899

Total Investment in Joint Ventures (29% of net asset value at fair value)				$42,611,525	$40,089,257

Short-term Investments

Short-term Investments	Investment(15)	Initial Acquisition Date	Yield	Par / Amortized Cost	Fair Value(2)
US Bank Money Market Account(7)(8)	Money Market Account	N/A	0.20%	$14,943,733	$14,943,733
US Treasury Bill (Cusip: 912796VJ5)(8)	U.S. Government Obligation		1.88%	12,499,358	12,499,358
Total Short-term Investments (20% of net asset value at fair value)				$27,443,091	$27,443,091

Total Investments[4]				$339,148,090	$287,004,280

(1)

A majority of the variable rate loans in our investment portfolio bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The Borrower may also elect to have multiple interest reset periods for each loan. For each such loan, we have provided the weighted average annual stated interest rate in effect at June 30, 2019. As noted in the table above, 73% (based on par) of debt securities contain floors which range between 1.00% and 1.50%.

(2)	Reflects the fair market value of all investments as of June 30, 2019 as determined by our Board of Directors.
(3)	Non-U.S. company or principal place of business outside the U.S.
(4)

The aggregate cost of investments for U.S. federal income tax purposes is approximately $339 million. The aggregate gross unrealized appreciation is approximately $0.1 million, the aggregate gross unrealized depreciation is approximately $52.1 million, and the net unrealized depreciation is approximately $52.2 million.

(5)	Loan or debt security is on non-accrual status and therefore is considered non-income producing.
(6)	A CLO Fund managed by an affiliate of LibreMax.
(7)	Money market account.
(8)	Qualified asset for purposes of section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Qualifying assets represent approximately 73.6% of the total assets at June 30, 2019.
(9)

As defined in the 1940 Act, we are deemed to be both an “Affiliated Person” and have “Control” of this portfolio company as we own more than 25% of the portfolio company’s outstanding voting securities or have the power to exercise control over management or policies of such portfolio company (including through a management agreement). Other than for purposes of the 1940 Act, we do not believe that we have control over this portfolio company.

(10)	Non-voting.
(11)

CLO Subordinated Investments are entitled to periodic distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s investments less contractual payments to debt holders and fund expenses. The estimated annualized effective yield indicated is based upon a current projection of the amount and timing of these distributions. Such projections are updated on a quarterly basis and the estimated effective yield is adjusted prospectively.

(12)	Notice of redemption has been received for this security.
(13)	Fair value of this investment was determined using significant unobservable inputs.
(14)

As of June 30, 2019, this investment is owned by Great Lakes KCAP Funding I, LLC and was pledged to secure Great Lakes KCAP Funding I, LLC’s debt obligation pursuant to its senior secured revolving credit facility (the “Revolving Credit Facility”) with us, as the servicer, certain institutional lenders, State Bank and Trust Company, as the administrative agent, lead arranger and bookrunner, and CIBC Bank USA, as documentation agent.

(15)

Our investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933.

(16)

The remaining collateral in this CLO Fund portfolio is illiquid and not producing meaningful cash flows, and thus, our investment in the CLO Subordinated securities are not currently receiving periodic cash distributions. Accordingly, we are no longer recording any investment income from these investments, and has thus noted the effective interest as not meaningful, or N/M. The fair value of the investment reflects our estimated share of the fair value of the underlying collateral.

(17)

As defined in the 1940 Act, we are deemed to be both an “Affiliated Person” and have “Control” of this portfolio company as we own more than 25% of the portfolio company’s outstanding voting securities or have the power to exercise control over management or policies of such portfolio company.

(18)	Ownership of LP interest held through the holding company BCP Great Lakes Fund, LP
(19)

Under the 1940 Act, we are deemed to be an “Affiliated Person” of, as defined in the 1940 Act, this portfolio company as we own at least 5% but no more than 25% of the portfolio company’s outstanding voting securities or are under common control with such portfolio company.

(20)	Non-income producing.

The following table sets forth certain information as of September 30, 2019 for each portfolio company in which OHAI had an investment.

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(15)	Principal	Cost	Fair Value
Affiliate Investments - (5% to 25% owned)
OCI Holdings, LLC	Home Health Services	Subordinated Note (1M LIBOR+19.0% PIK with a 1.0% floor), 21.05%, due 2/29/2020(2)(6)(11)		$30,187	$23,528	$2,422
OCI Holdings, LLC	Home Health Services	100% of Class A Units in OHA/OCI Investments, LLC representing 20.8% diluted ownership of OCI Holdings, LLC(2)(8)			2,500	—

Subtotal Affiliate Investments - (5% to 25% owned)					$26,028	$2,422

Non-affiliate Investments - (Less than 5% owned)
Equinox Holdings, Inc.	Leisure Goods, Activities, Movies	Second Lien Term Loan (1M LIBOR+7.00% with a 1.0% floor), 9.04%, due 9/6/2024(3)	3/8/2017	$7,000	$6,962	$7,053
PAE Holding Corporation	Aerospace and Defense	Second Lien Term Loan (3M LIBOR+9.50% with a 1.0% floor), 11.60%, due 10/20/2023(3)	10/20/2016	6,888	6,766	6,802
Ministry Brands, LLC	Business Services	Second Lien Term Loan (2M LIBOR+8.00% with a 1.0% floor), 10.09%, due 6/2/2023(2)	5/30/2018	6,000	5,953	6,000
NAVEX	Software	Second Lien Term Loan (3M LIBOR+7.00%), 9.13%, due 9/5/2026(3)	8/9/2018	4,700	4,659	4,659
PowerSchool	Business Services	Second Lien Term Loan (3M LIBOR+6.75%), 8.96%, due 8/1/2026(3)	6/12/2018	3,800	3,766	3,781
ATP Oil & Gas Corporation/Bennu Oil & Gas, LLC	Oil & Natural Gas Production and Development	Limited Term Royalty Interest (notional rate of 13.2%)(2)(7)(11)	9/30/2014	—	24,561	3,672
Sedgwick	Insurance	Unsecured Term Loan, 9.00%, due 12/31/2026(3)	12/31/2018	3,300	3,254	3,300
DexKo Global, Inc.	Automotive	Second Lien Term Loan (3M LIBOR+8.25% with a 1.0% floor), 10.35%, due 7/24/2025(3)	7/13/2017	2,935	2,917	2,935
WASH Multifamily Acquisition, Inc.	Industrials - Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.00% with a 1.0% floor), 9.04%, due 5/14/2023(3)	5/14/2015	2,978	2,966	2,908

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(15)	Principal	Cost	Fair Value
Non-affiliate Investments - (Less than 5% owned) - Continued
Coinamatic Canada, Inc.(5)	Industrials - Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.00% with a 1.0% floor), 9.04%, due 5/14/2023(3)	5/14/2015	$522	$520	$509
Hayward Industries, Inc.	Consumer Goods	Second Lien Term Loan (1M LIBOR+8.25%), 10.29%, due 8/4/2025(3)	7/18/2017	2,159	2,162	2,051
CentralSquare Technologies	Software	Second Lien Term Loan (1M LIBOR+7.50%), 9.54%, due 8/31/2026(3)	8/15/2018	2,000	1,953	1,903
Ensono	Telecommunications	Second Lien Term Loan (1M LIBOR+9.25%), 11.29%, due 6/27/2026(3)	5/3/2018	1,700	1,639	1,677
Blackboard Transact	Software	Second Lien Term Loan (3M LIBOR+8.50%), 10.76%, due 4/30/2027(2)	3/7/2019	1,455	1,405	1,425
Aptean	Software	Second Lien Term Loan (3M LIBOR+8.50%), 10.60%, due 4/23/2027(2)	2/25/2019	1,400	1,359	1,372
MW Industries (Helix Acquisition)	Industrials	Second Lien Term Loan (3M LIBOR+8.00%), 10.10%, due 9/29/2025(3)	9/28/2017	1,400	1,389	1,340
JS Held	Business Equipment and Services	First Lien Term Loan (LIBOR+6.00%), 8.31%, due 7/1/2025(2)	5/16/2019	1,248	1,218	1,235
JS Held	Business Equipment and Services	Revolver (Funded: Prime+5.00%, Unfunded: 0.5%), 10.00%, due 7/1/2025(2)(12)	5/16/2019	10	7	9
JS Held	Business Equipment and Services	Delayed Draw Term Loan (Funded: LIBOR+6.00%, Unfunded: 1.0%), 8.31%, due 7/1/2025(2)(13)	5/16/2019	—	(6)	(3)
PharMerica	Healthcare	Second Lien Term Loan (1M LIBOR+8.50% with a 1.0% floor), 10.54%, due 3/5/2027(3)	2/19/2019	1,200	1,171	1,212
Caliber Collision	Automotive	Second Lien Term Loan (1M LIBOR+7.25%), 9.29%, due 2/5/2027(3)	12/19/2018	1,100	1,082	1,100
Vertafore, Inc.	Business Services	Second Lien Term Loan (1M LIBOR+7.25%), 9.29%, due 7/2/2026(3)	6/4/2018	900	892	888
Imperial Dade	Food Services	Second Lien Term Loan (1M LIBOR+8.00%), 10.04%, due 6/11/2027(2)	5/20/2019	833	813	825

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(15)	Principal	Cost	Fair Value
Non-affiliate Investments - (Less than 5% owned) - Continued
Imperial Dade	Food Services	Delayed Draw Term Loan (Funded: LIBOR+8.00%), 10.04%, due 6/11/2027(2)(14)	5/20/2019	$—	$(2)	$(2)
Safe Fleet Holdings, LLC	Industrials	Second Lien Term Loan (1M LIBOR+6.75% with a 1.0% floor), 8.79%, due 2/1/2026(3)	1/23/2018	700	697	679
Ardonagh(5)	Insurance	Senior Secured Notes 8.63%, due 7/15/2023(3)	11/2/2018	600	549	573
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Term Loan (Last Out) (1M LIBOR+6.50% with a 1.0% floor), 8.90%, due 1/2/2023(2)(10)	3/21/2018	500	496	500
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Revolver (Last Out) (Funded: 1M LIBOR+6.50% with a 1.0% floor, Unfunded: 0.75%), 8.55%, due 1/2/2023(2)(9)(10)	3/21/2018	—	(11)	—
MedRisk, LLC	Healthcare	Second Lien Term Loan (1M LIBOR+6.75%), 8.79%, due 12/28/2025(3)	1/25/2018	500	498	494
FirstLight Fiber	Telecommunications	Second Lien Term Loan (1M LIBOR+7.50%), 9.54%, due 7/23/2026(3)	6/19/2018	400	396	397
EaglePicher Technologies, LLC	Aerospace and Defense	Second Lien Term Loan (1M LIBOR+7.25%), 9.29% due 3/9/2026(3)	2/23/2018	400	392	388
Edelman Financial Services, LLC	Financial Services	Second Lien Term Loan (1M LIBOR+6.75%), 8.81%, due 7/20/2026(3)	6/26/2018	300	299	300
Subtotal Non-affiliate Investments - (Less than 5% owned)					$80,722	$59,982

Subtotal Portfolio Investments (86.2% of total investments)					$106,750	$62,404

GOVERNMENT SECURITIES
U.S. Treasury Bills (CUSIP 912796SL4)(4)		1.66%	9/30/2019	$10,000	$9,999	$9,999

Subtotal Government Securities (13.8% of total investments)					$9,999	$9,999

TOTAL INVESTMENTS					$116,749	$72,403

(1)

The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act. We pledged all of our portfolio investments, except our investments in U.S. Treasury Bills, as collateral for obligations under our Credit Facility. See Note 3 to Consolidated Financial Statements. The majority of the investments bear interest at a rate that maybe determined by reference to London Interbank Offered Rate (“LIBOR”) or Prime and which reset daily, monthly, quarterly, semiannually or annually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect as of September 30, 2019. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate investments, a spread above a reference rate is not applicable. As of September 30, 2019, the index rates for 1M LIBOR, 2M LIBOR , and 3M LIBOR are 2.02%, 2.07%, and 2.09%, respectively. The actual index rate for each investment listed may not be the applicable index rate outstanding as of September 30, 2019, as the loan may have priced or repriced based on an index rate prior to September 30, 2019. Due dates represent the contractual maturity dates. Common stock and units are non-income producing securities, unless otherwise stated.
(2)

The Audit Committee recommends fair values of each asset to our Board of Directors, which in good faith determines the final fair value for each investment. Fair value is determined using unobservable inputs (Level 3 hierarchy), unless otherwise stated. See Note 7 to the Consolidated Financial Statements.

(3)	Fair value is determined using prices with observable market inputs (Level 2 hierarchy). See Note 7 to the Consolidated Financial Statements.
(4)	Fair value is determined using prices for identical securities in active markets (Level 1 hierarchy). See Note 7 to the Consolidated Financial Statements.
(5)

We have determined that this investment is not a “qualifying asset” under Section 55(a) of the Investment Company Act of 1940, or the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. We monitor the status of these assets on an ongoing basis. As of September 30, 2019, 1.73% of our investment portfolio was deemed not to be “qualifying assets” under Section 55(a) of the 1940 Act.

(6)

During the fourth quarter of 2016, we executed a series of amendments to our note purchase and security agreement with OCI Holdings, LLC, or OCI, to allow the company to PIK its LIBOR+12% cash interest for November and December 2016. Also, default interest of $0.1 million and current unpaid interest of $0.4 million was added to the principal balance in the fourth quarter 2016. OCI remains in financial covenant default. During 2017, we executed a number of amendments to our note purchase and security agreement with OCI that allows the company to continue to PIK its LIBOR+12% cash interest during 2017. Through June 30, 2018, we have allowed the company to continue to PIK its 12% cash interest while paying the 2% default interest in cash. In June 2018, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to August 31, 2019. In September 2018, we executed an amendment to our note purchase and security agreement whereby we exchanged $217,625 of cash default interest previously paid to us by the company in 2018 for PIK interest, which was added to the principal outstanding balance of the note, on and as of the date the default interest payment was originally made. This amendment also allows the company to PIK its default interest through December 31, 2018. In 2019, OCI continues to be in default and continues to PIK all of its interest, including default interest. Beginning in the 4th quarter of 2018, OCI subordinated note was placed on non-accrual status. In October 2019, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to February 29, 2020.

(7)

Effective April 1, 2018, we discontinued income recognition on this investment and it remains on non-accrual status. All production payments received after April 1, 2018 are being applied to our cost basis and considered return of capital. Previously, ATP was on non-accrual status where income was recognized to the extent production payments were received. For more information on ATP, refer to the discussion of the ATP litigation in Note 6 to the Consolidated Financial Statements.

(8)	Non-income producing equity security.
(9)

Represents a revolving line of credit of which $1.7 million of the $1.7 million total commitment is unfunded at September 30, 2019. The revolving line of credit includes a 0.75% unused fee applied to the unfunded amount. In February 2019, ClearChoice executed an amendment to the financing agreement which increased the amount committed by OHAI under the revolving line of credit from $1.6 million to $1.7 million and modified certain other loan covenants.

(10)	Investment is entitled to skim interest which results in a higher interest rate spread of approximately 30 basis points.
(11)	Investment on non-accrual status and therefore non-income producing.

(12)	Represents a revolving line of credit of which $133 thousand of the $143 thousand total commitment is unfunded at September 30, 2019. The revolving line of credit includes a 0.5% unused fee.
(13)	Represents a delayed draw term loan with a total commitment of $306 thousand all of which is unfunded at September 30, 2019. The delayed draw term loan includes a 1.0% unused fee.
(14)	Represents a delayed draw term loan with a total commitment of $167 thousand all of which is unfunded at September 30, 2019.
(15)	Acquisition date represents the date of initial investment in the portfolio investment.

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(12)	Principal	Cost	Fair Value
Affiliate Investments - (5% to 25% owned)
OCI Holdings, LLC	Home Health Services	Subordinated Note (1M LIBOR+ 19.0% PIK with a 1.0% floor ), 21.51%, due 8/31/2019(2)(6)(11)		$25,711	$23,528	$2,271
OCI Holdings, LLC	Home Health Services	100% of Class A Units in OHA/OCI Investments, LLC representing 20.8% diluted ownership of OCI Holdings, LLC(2)(8)			2,500	—

Subtotal Affiliate Investments - (5% to 25% owned)					$26,028	$2,271

Non-affiliate Investments - (Less than 5% owned)
Equinox Holdings, Inc.	Leisure Goods, Activities, Movies	Second Lien Term Loan (1M LIBOR+7.0% with a 1.0% floor), 9.52%, due 9/6/2024(3)	3/8/2017	$7,000	$6,957	$7,018
PAE Holding Corporation	Aerospace and Defense	Second Lien Term Loan (2M LIBOR+9.50% with a 1.0% floor), 12.12%, due 10/20/2023(3)	10/20/2016	6,888	6,749	6,785
Ministry Brands, LLC	Business Services	Second Lien Term Loan (1M LIBOR+8.0% with a 1.0% floor), 10.52%, due 6/2/2023(2)	5/30/2018	6,000	5,945	5,880
Avantor Performance Materials, Inc.	Chemicals	Senior Unsecured Notes, 9.00%, due 10/1/2025(3)	9/22/2017	5,000	5,000	5,000
ATP Oil & Gas Corporation/Bennu Oil & Gas, LLC	Oil & Natural Gas Production and Development	Limited Term Royalty Interest (notional rate of 13.2%)(2)(7)(11)	9/30/2014	—	26,450	4,778
CVS Holdings I, LP (MyEyeDr)	Retail	Second Lien Term Loan (1M LIBOR+6.75% with a 1.0% floor), 9.28%, due 2/6/2026(3)	2/1/2018	5,000	4,977	4,725
PowerSchool	Business Services	Second Lien Term Loan (1M LIBOR+6.75%), 9.13%, due 8/1/2026(3)	6/12/2018	3,800	3,763	3,762

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(12)	Principal	Cost	Fair Value
Non-affiliate Investments - (Less than 5% owned) - Continued
WASH Multifamily Acquisition, Inc.	Industrials - Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.0% with a 1.0% floor), 9.52%, due 5/14/2023(3)	5/14/2015	$3,404	$3,388	$3,293
Sedgwick	Insurance	Unsecured Term Loan, 9.00%, due 12/31/2026(3)	12/31/2018	3,300	3,251	3,251
DexKo Global, Inc.	Automotive	Second Lien Term Loan (3M LIBOR+8.25% with a 1.0% floor), 11.05%, due 7/24/2025(3)	7/13/2017	3,000	2,979	3,000
TIBCO Software, Inc.	Software	Senior Unsecured Notes, 11.38%, due 12/1/2021(3)	7/7/2015	2,100	1,995	2,200
Hayward Industries, Inc.	Consumer Goods	Second Lien Term Loan (1M LIBOR+8.25%), 10.77%, due 8/04/2025(3)	7/18/2017	2,159	2,163	2,127
CentralSquare Technologies	Software	Second Lien Term Loan (1M LIBOR+7.50%), 10.02%, due 8/31/2026(3)	8/15/2018	2,000	1,950	2,000
Ensono	Telecommunications	Second Lien Term Loan (1M LIBOR+9.25%), 11.77%, due 6/27/2026(3)	5/3/2018	1,700	1,635	1,653
MW Industries (Helix Acquisition)	Industrials	Second Lien Term Loan (3M LIBOR+8.0%), 10.80%, due 9/29/2025(3)	9/28/2017	1,400	1,388	1,379
Allied Universal Holdco, LLC	Business Services	Second Lien Term Loan (1M LIBOR+8.50% with a 1.0% floor), 11.02%, due 7/28/2023(3)	3/15/2018	1,250	1,250	1,191
Vertafore, Inc.	Business Services	Second Lien Term Loan (3M LIBOR+7.25%), 10.05%, due 7/2/2026(3)	6/4/2018	900	891	865
Safe Fleet Holdings, LLC	Industrials	Second Lien Term Loan (1M LIBOR+6.75% with a 1.0% floor), 9.13%, due 2/1/2026(3)	1/23/2018	700	697	665
Coinamatic Canada, Inc.(5)	Industrials - Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.0% with a 1.0% floor), 9.52%, due 5/14/2023(3)	5/14/2015	596	593	577
Ardonagh(5)	Insurance	Senior Secured Notes, 8.625%, due 7/15/2023(3)	11/2/2018	600	541	513
MedRisk, LLC	Healthcare	Second Lien Term Loan (1M LIBOR+6.75%), 9.27%, due 12/28/2025(3)	1/25/2018	500	498	491
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Term Loan (Last Out) (1M LIBOR+6.50% with a 1.0% floor), 9.13%, due 1/2/2023(2)(10)	3/21/2018	500	496	487

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(12)	Principal	Cost	Fair Value
Non-affiliate Investments - (Less than 5% owned) - Continued
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Revolver (Last Out) (Funded: 1M LIBOR+6.50% with a 1.0% floor, Unfunded: 0.75%), 9.29%, due 1/2/2023(2)(9)(10)	3/21/2018	$375	$361	$336
FirstLight Fiber	Telecommunications	Second Lien Term Loan (1M LIBOR+7.50%), 10.02%, due 7/23/2026(3)	6/19/2018	400	396	393
NAVEX	Software	Second Lien Term Loan (1M LIBOR+7.00%), 9.53%, due 9/5/2026(3)	8/9/2018	400	396	386
EaglePicher Technologies, LLC	Aerospace and Defense	Second Lien Term Loan (1M LIBOR+7.25%), 9.77%, due 3/9/2026(3)	2/23/2018	300	298	294
Edelman Financial Services, LLC	Financial Services	Second Lien Term Loan (3M LIBOR+6.75%), 9.19%, due 7/20/2026(3)	6/26/2018	300	299	286
Subtotal Non-affiliate Investments - (Less than 5% owned)					$85,306	$63,335

Subtotal Portfolio Investments (81.4% of total investments)					$111,334	$65,606

GOVERNMENT SECURITIES
U.S. Treasury Bills (CUSIP 912796LC1)(4)		2.28%	12/21/2018	$15,000	$14,989	$14,989

Subtotal Government Securities (18.6% of total investments)					$14,989	$14,989

TOTAL INVESTMENTS					$126,323	$80,595

(1)

The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act. We pledged all of our portfolio investments, except our investments in U.S. Treasury Bills, as collateral for obligations under our Credit Facility. See Note 3 to Consolidated Financial Statements. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect as of December 31, 2018. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate investments, a spread above a reference rate is not applicable. As of December 31, 2018, the index rates for 1M LIBOR, 2M LIBOR , and 3M LIBOR are 2.50%, 2.61%, and 2.81%, respectively . The actual index rate for each investment listed may not be the applicable index rate outstanding as of December 31, 2018, as the loan may have priced or repriced based on an index rate prior to December 31, 2018. Due dates represent the contractual maturity dates. Common stock and units are non-income producing securities, unless otherwise stated.

(2)

The Audit Committee recommends fair values of each asset to our Board of Directors, which in good faith determines the final fair value for each investment. Fair value is determined using unobservable inputs (Level 3 hierarchy), unless otherwise stated. See Note 10 to the Consolidated Financial Statements.

(3)	Fair value is determined using prices with observable market inputs (Level 2 hierarchy). See Note 10 to the Consolidated Financial Statements.
(4)	Fair value is determined using prices for identical securities in active markets (Level 1 hierarchy). See Note 10 to the Consolidated Financial Statements.

(5)

We have determined that this investment is not a “qualifying asset” under Section 55(a) of the Investment Company Act of 1940, or the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. We monitor the status of these assets on an ongoing basis. As of December 31, 2018, 1.4% of our investment portfolio was deemed not to be “qualifying assets” under Section 55(a) of the 1940 Act.

(6)

During the fourth quarter of 2016, we executed a series of amendments to our note purchase and security agreement with OCI Holdings, LLC, or OCI, to allow the company to PIK its LIBOR+12% cash interest for November and December 2016. Also, default interest of $0.1 million and current unpaid interest of $0.4 million was added to the principal balance in the fourth quarter 2016. OCI remains in financial covenant default. During 2017, we executed a number of amendments to our note purchase and security agreement with OCI that allows the company to continue to PIK its LIBOR+12% cash interest during 2017. Through June 30, 2018, we have allowed the company to continue to PIK its 12% cash interest while paying the 2% default interest in cash. In June 2018, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to August 31, 2019. In September 2018, we executed an amendment to our note purchase and security agreement whereby we exchanged $217,625 of cash default interest previously paid to us by the company in 2018 for PIK interest, which was added to the principal outstanding balance of the note, on and as of the date the default interest payment was originally made. This amendment also allows the company to PIK its default interest through December 31, 2018. Beginning in the 4th quarter of 2018, OCI subordinated note was placed on non-accrual status.

(7)

Effective April 1, 2018, we discontinued income recognition on this investment and it remains on non-accrual status. All production payments received after April 1, 2018 are being applied to our cost basis and considered return of capital. Previously, ATP was on non-accrual status where income was recognized to the extent production payments were received. For more information on ATP, refer to the discussion of the ATP litigation in Note 7 to the Consolidated Financial Statements.

(8)	Non-income producing equity security.
(9)

Represents a revolving line of credit of which $1.2 million of the $1.6 million total commitment is unfunded at December 31, 2018. The revolving line of credit includes a 0.75% unused fee applied to the unfunded amount.

(10)	Investment is entitled to skim interest which results in a higher interest rate spread of approximately 28 basis points.
(11)	Investment on non-accrual status and therefore non-income producing.
(12)	Acquisition date represents the date of the initial investment in the portfolio investment.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors elects our officers who serve at its discretion. Our Board of Directors has seven members, two of whom are “interested persons” as defined in Section 2(a)(19) of the 1940 Act and five of whom are not interested persons, whom we refer to as our independent directors.

Directors and Executive Officers

As of February 25, 2020, our executive officers, directors and key employees and their positions are as set forth below. The address for each executive officer and director is c/o Portman Ridge, 650 Madison Avenue, 23rd Floor, New York, New York 10022.

Name	Age	Position with Us
Independent Directors(1):
Alexander Duka	53	Director
George Grunebaum	56	Director
Christopher Lacovara	55	Director
Dean C. Kehler	63	Director
Robert Warshauer	61	Director

Non-Independent Directors:
Graeme Dell	53	Director
Ted Goldthorpe	43	Director, President and Chief Executive Officer
David Moffitt	57	Director

Executive Officers
Ted Goldthorpe	43	Director, President and Chief Executive Officer
Andrew Devine	42	Chief Compliance Officer
Edward U. Gilpin	57	Chief Financial Officer, Secretary and Treasurer
Patrick Schafer	34	Chief Investment Officer

(1)	As used herein the term “Independent Directors” refers to directors who are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act.

The following is a summary of certain biographical information concerning our directors, executive officers and key employees:

Independent Directors

Alexander Duka

Mr. Duka joined the Company’s Board in April 2019. Mr. Duka is the chairman of the Compensation Committee. Mr. Duka also serves on the Audit Committee and Nominating and Governance Committee. Mr. Duka is currently the Executive Vice President of Corporate Development for Acceleration Bay LLC, a patent investment and technology acceleration business headquartered in San Mateo, CA. Mr. Duka is responsible for Finance, Investor Relations, Strategic Relationships, New Ventures and Acquisitions. He joined the firm in September 2017. Mr. Duka previously spent 20 years at Citigroup and was a Managing Director in the Financial Institutions group in Global Banking, retiring in February 2017. Mr. Duka was the senior banker responsible for managing Citi’s banking relationships with a number of high profile traditional and alternative asset management companies. Mr. Duka oversaw all financings, capital markets activity, M&A and the provision of other banking services and advice for this client base. Mr. Duka also worked with these asset managers to develop a new generation of permanent capital vehicles, including Business Development Companies, REITs, Closed End Funds, and European Listed Vehicles. Prior to Citi, Mr. Duka worked at Bank of New York and

United Jersey Bank. Mr. Duka received his B.A. from Rutgers College and his MBA from Rutgers Graduate School of Management. Mr. Duka currently serves as a member of the board of directors of BC Partners Lending Corporation, a BDC affiliated with Sierra Crest that is advised by an affiliate of BC Partners LLP.

Through his prior experiences as an executive vice president and managing director at several companies, Mr. Duka brings business expertise and finance and industry skills to his Board service. The foregoing qualifications led to the Board’s conclusion that Mr. Duka should serve as a member of the Board.

George Grunebaum

Mr. Grunebaum joined the Company’s Board in April 2019. Mr. Duka is the chairman of the Nominating and Governance Committee. Mr. Grunebaum also serves on the Audit Committee and Compensation Committee. Mr. Grunebaum is Chief Executive Officer of Ashmore Investment Management (US) Corp, which he joined in 2008. He is President of Ashmore Funds, a series of US registered mutual funds. Prior to that, he was co-Managing Partner of Dolomite Capital Management and one of the founding partners of the firm. He began his career in finance in 1986, joining Chase Investment Banks’ Latin America corporate finance division. In 1987, he was asked to join the newly formed Debt Arbitrage Group and from 1988 to 1995, worked in various capacities as an Emerging Markets trader. In 1995, he was asked to run global client trading for the Emerging Markets group and in 1998, was given additional responsibility for global principal risk taking in Emerging Market credit, and for local interest rates and Emerging Market equities in 2001. Mr. Grunebaum continued to work at the firm and its successor institutions and was elected co-chairman of the Emerging Markets Traders Association (EMTA) in 2001, until his retirement from JPMorgan Chase in May 2005. He received his BA from Hamilton College. He is licensed as a Series 7, Series 24, and Series 63 Registered Representative. Mr. Grunebaum currently serves as a member of the board of directors of BC Partners Lending Corporation.

Mr. Grunebaum’s executive experience brings extensive business and financial expertise to his Board service. Moreover, due to Mr. Grunebaum’s knowledge of, and experience in, finance and accounting, the Board determined that Mr. Grunebaum is an “audit committee financial expert” as defined under SEC rules. The foregoing qualifications led to the Board’s conclusion that Mr. Grunebaum should serve as a member of the Board.

Christopher Lacovara

Mr. Lacovara joined the Company’s Board in December 2006. He also serves on the Audit Committee. Mr. Lacovara is the Director of Finance and Legal Affairs of Community Access, Inc., a non-profit organization that develops, builds and operates rental housing for formerly homeless individuals and low-income families in New York City. Prior to joining Community Access, Mr. Lacovara was a co-managing partner of Kohlberg & Co., L.L.C., a leading middle market private equity firm, which he joined in 1988. Mr. Lacovara received an A.B. from Harvard College, an M.S. in Civil Engineering from the Columbia University School of Engineering and Applied Sciences, and a J.D. from the Columbia University School of Law. Mr. Lacovara has served on the boards of directors of more than 20 privately-held and publicly-listed companies.

As a result of these and other professional experiences, Mr. Lacovara possesses particular knowledge and experience in corporate finance, corporate governance, strategic planning, business evaluation and oversight and financial analysis that strengthen the Board’s collective qualifications, skills and experience. The foregoing qualifications led to the Board’s conclusion that Mr. Lacovara should serve as a member of the Board.

Dean C. Kehler

Mr. Kehler joined the Company’s Board in February 2012. Mr. Kehler also serves on the Compensation Committee. Mr. Kehler is a Managing Partner of Trimaran Capital Partners, a manager of private investment funds, and is Co-Chairman and Co-CEO of GX Acquisition Corp. Prior to co-founding Trimaran, Mr. Kehler was a vice chairman of CIBC World Markets Corp. and co-head of the CIBC Argosy Merchant Banking Funds. Prior to joining CIBC World Markets Corp. in 1995, Mr. Kehler was a founder and Managing Director of The Argosy Group L.P. Before Argosy, Mr. Kehler was a Managing Director at Drexel Burnham Lambert Incorporated and also worked at Lehman Brothers Kuhn Loeb Incorporated. Mr. Kehler currently serves on the Board of Directors of El Pollo Loco Holdings, Inc. and Security First Corporation. Mr. Kehler previously served as a director of various public and private companies. Mr. Kehler also serves as a member of the Board of Overseers of the University of Pennsylvania School of Nursing. Mr. Kehler earned his B.S. from The Wharton School of the University of Pennsylvania.

Mr. Kehler possesses particular knowledge and experience in corporate finance, investment management, financial analysis and corporate governance that strengthen the Board’s collective qualifications, skills and experience. The foregoing qualifications led to the Board’s conclusion that Mr. Kehler should serve as a member of the Board.

Robert Warshauer

Mr. Warshauer joined the Company’s Board in April 2019. Mr. Warshauer is the chairman of the Audit Committee. Mr. Warshauer also serves on the Nominating and Governance Committee and Compensation Committee. Warshauer is Head of the Investment Banking Group – New York and Co-Head of the Restructuring Practice in Imperial Capital’s New York Investment Banking Group. He has over 25 years of experience in financings, mergers and acquisitions, and restructurings. Prior to joining Imperial Capital, he was a Managing Director at Kroll Zolfo Cooper, where he advised clients on operational issues, acquisitions and recapitalizations. He was a Managing Director and member of the Board of Directors and the Commitment Committee of Giuliani Capital Advisors LLC, and its predecessor firm, Ernst & Young Corporate Finance LLC. He has also held the position of CEO and President of a branded retail business with over 500 locations and 5,000 employees, been the CEO of an international business services and manufacturing company with operations in 16 countries, and served as President and a member of the Board of Directors of a publicly traded technology company. He is a former member of the Board of Directors of the American Bankruptcy Institute and currently serves on several corporate and charitable Boards of Director, including the board of directors of BC Partners Lending Corporation, a BDC affiliated with Sierra Crest.

Through his broad experience as an officer and director of several companies, in addition to skills acquired with firms engaged in investment banking and financial services, Mr. Warshauer brings extensive business and financial expertise to his Board service. Moreover, due to Mr. Warshauer’s knowledge of, and experience in, finance and accounting, the Board determined that Mr. Warshauer is an “audit committee financial expert” as defined under SEC rules, and that he is qualified to serve as chairman of the Audit Committee of the Board. The foregoing qualifications led to the Board’s conclusion that Mr. Warshauer should serve as a member of the Board.

Non-Independent Directors

Graeme Dell

Mr. Dell joined the Company’s Board in April 2019. Mr. Dell is a Managing Partner and Finance Director of BC Partners LLP. Mr. Dell joined BC Partners in London in 2014 to further develop the support functions within the organization including fund administration, compliance, finance, information technology, human resources and risk. Previously, Mr. Dell spent six years at Ashmore Group plc, a UK listed asset management firm, principally investing in emerging markets debt, where he was Group Finance Director. Prior to this, he was Group Finance Director for six years at Evolution Group plc, another UK listed financial services organization. He initially qualified as a chartered accountant at Coopers & Lybrand before performing roles in operations and finance at Goldman Sachs and Deutsche Bank. Mr. Dell currently serves as the treasurer, chief financial officer and a director of BC Partners Lending Corporation.

Through his board experience as an officer of several listed companies, in addition to skills acquired with firms engaged in financial services, Mr. Dell brings extensive business and financial expertise to his Board service. The foregoing qualifications led to the Board’s conclusion that Mr. Dell should serve as a member of the Board.

Ted Goldthorpe, President and Chief Executive Officer

Mr. Goldthorpe joined the Company’s Board in April 2019 and is also the President and Chief Executive Officer of the Company. Mr. Goldthorpe is an executive officer of Sierra Crest and Managing Partner of BC Partners Credit (“BCP Credit”), an integrated credit platform operating within the BC Partners organization. He joined BC Partners LLP to open BCP Credit in 2017. He was previously President of Apollo Investment Corporation and the Chief Investment Officer of Apollo Investment Management where he was the head of its U.S. Opportunistic Platform and also oversaw the Private Origination business from 2012 to 2016. He was also a member of Apollo’s firm-wide Senior Management Committee. Prior to Apollo, Mr. Goldthorpe worked at Goldman Sachs for 13 years where he most recently ran the bank loan distressed investing desk. He was previously the head of Principal Capital Investing for the Special Situations Group. Mr. Goldthorpe launched BC Partners’ credit business in 2017 and oversees a team of experienced credit professionals. As a Managing Partner of BC Partners LLP, Mr. Goldthorpe is also a member of the Investment Committee of the private equity business. Since April 2018, Mr. Goldthorpe has served as the chairman of the board of directors, the president, and the chief executive officer of BC Partners Lending Corporation.

Mr. Goldthorpe’s prior credit and investment experience, including his experience as an officer of a publicly-traded business development company, led to the Board’s conclusion that Mr. Goldthorpe should serve as a member of the Board.

David Moffitt

Mr. Moffitt joined the Company’s Board in April 2019. Mr. Moffitt is the Head of Tactical Investment Opportunities and a member of the investment committee at LibreMax. Prior to joining LibreMax, Mr. Moffitt was a Managing Director and Partner at J.C. Flowers & Co. At Flowers, he was responsible for the firm’s investments in fixed income assets as well as the head of J.C. Flowers Asset Management, the firm’s dedicated fixed income platform. Prior to Flowers, Mr. Moffitt was a founding member of Mead Park Asset Management LLC where he was a portfolio manager for regulatory capital investing and Co-President of the firm’s CLO management platform. Prior to Mead Park, Mr. Moffitt was a Managing Director at Morgan Stanley and global head of the firm’s securitization, asset finance business and structured solutions banking business. While at Morgan Stanley, he served on the firm’s Capital Markets Operating Committee. Mr. Moffitt has held similar positions at MatlinPatterson Global Advisors (Senior Advisor), Merrill Lynch & Co. (Head Structured Products Distribution – Americas), RBS Greenwich Capital and Credit Suisse. Prior to banking, Mr. Moffitt practiced law with Brown Rudnick in Boston and is a member of the Massachusetts, New York and United States Supreme Court bars. He served a term as a Special Assistant Attorney General for the Commonwealth of Massachusetts and is a graduate of Syracuse University College of Law (magna cum laude, order of the Coif) and Binghamton University.

Executive Officers Who Are Not Directors

Andrew Devine, Chief Compliance Officer

Mr. Devine joined the Company as Chief Financial Officer in May 2019. Since 2015, he has been the Head of Compliance for BC Partners LLP in London and has served as Chief Compliance Officer of BC Partners Lending Corporation since April 2018. Mr. Devine started his career at the UK Financial Conduct Authority in their Enforcement Division, where he spent five years from 2001 to 2007. Mr. Devine then worked at Standard and Poor’s from 2007 to 2008, PwC Legal from 2008 to 2009, Apax Partners 2010 to 2013 and Partners Capital from 2014 to 2015, before joining BC Partners. Mr. Devine holds a degree in law from Lancaster University and is a qualified UK regulatory lawyer.

Edward U. Gilpin, Chief Financial Officer, Secretary and Treasurer

Mr. Gilpin joined the Company in June 2012 and has more than 30 years of experience. He joined Sierra Crest in April 2019 and has been a member of the BCP Credit Team since 2019. He also serves as Chief Financial Officer and Treasurer of BC Partners Lending Corporation. Prior to joining the Company, Mr. Gilpin served as the Chief Financial Officer at Associated Renewable Inc., an end-to-end full service energy consulting since December 2010. From January 2008 to May 2010, he served as Executive Vice President and Chief Financial Officer of Ram Holdings, Ltd., a provider of financial guaranty reinsurance, and prior to that he was the Executive Vice President, Chief Financial Officer and Director of ACA Capital Holdings, Inc., a holding company that provided asset management services and credit protection products, from December 2000 to January 2008. Prior to joining ACA Capital, Mr. Gilpin was Vice President in the Financial Institutions Group at Prudential Securities, Inc.’s investment banking division. From 1998 to 2000, Mr. Gilpin served in the capacity of Chief Financial Officer for an ACA Capital affiliated start-up venture, developing the financial plans and spearheading the capital raising process. From 1991 to 1998, Mr. Gilpin was with MBIA, Inc., a holding company whose subsidiaries provide financial guarantee insurance, fixed-income asset management, and other specialized financial services, where he held various positions in the finance area. His most recent position with MBIA was Director, Chief of Staff for MBIA Insurance Company’s President. Mr. Gilpin began his career as an Assistant Vice President in the Mutual Funds Department of BHC Securities, Inc. Mr. Gilpin holds an M.B.A. from Columbia University and a B.S. from St. Lawrence University.

Patrick Schafer, Chief Investment Officer

Mr. Schafer joined the Company in April 2019 and is a Principal at BCP Credit. He joined BCP Credit in May 2018, having previously worked at Apollo Global Management. Mr. Schafer spent seven years at Apollo in the Opportunistic Credit group, most recently as a Managing Director in Direct Originations. Prior to Apollo, he spent three years at Deutsche Bank Securities in the Investment Banking Division. Mr. Schafer holds a BBA from the University of Notre Dame.

Board of Directors

The number of directors constituting our Board of Directors is presently set at eight directors.

Our Board of Directors is divided into three classes. Class I holds office for a term expiring at the annual meeting of stockholders to be held in 2019, and Class II holds office for a term expiring at the annual meeting of stockholders to be held in 2020, and Class III holds office for a term expiring in 2021. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Grunebaum, Kehler and Moffit’s current term expires in 2019. Warshauer and Dell’s current term expires in 2020 and Duka, Lacovara and Goldthorpe’s current term expires in 2021. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.

In fiscal year 2018, the Board of the Company met 8 times. Each director attended at least 75% of the total number of meetings of the Board and committees on which the director served that were held while the director was a member. It is the Company’s policy that Board members are encouraged, but not required, to attend the Company’s annual meetings of shareholders.

Committees of the Board of Directors

Audit Committee

Our Board of Directors have established an Audit Committee. The Audit Committee is composed of Messrs. Duka, Grunebaum, Lacovara and Warshauer. Mr. Warshauer serves as Chairman of the Audit Committee. The

Audit Committee’s functions include providing assistance to our Board of Directors in fulfilling its oversight responsibility relating to our financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accountant, its system of internal controls, its code of ethics, retaining and, if appropriate, terminating the independent registered public accountant and approving audit and non-audit services to be performed by the independent registered public accountant. The Audit Committee is responsible for reviewing and recommending to our full Board of Directors the fair value of debt and equity securities and utilizes the services of an independent valuation firm in arriving at fair value of these securities The Audit Committee has sole authority regarding the annual evaluation and determining the replacement of or rotation of the independent registered public accountant. The Audit Committee Charter, as approved by our Board of Directors, can be found in the Corporate Governance section of our website at www.portmanridge.com.

Prior to the Externalization, our Board of Directors also had a Valuation Committee. The Valuation Committee was responsible for reviewing and recommending to the full Board the fair value of debt and equity securities. The Valuation Committee utilized the services of an independent valuation firm in arriving at fair value of these securities. Our Board of Directors was ultimately and solely responsible for determining the fair value of portfolio investments. Following the Externalization, the Audit Committee assumed the Valuation Committee’s responsibility to review and recommend to our full Board of Directors the fair value of debt and equity securities, and the Valuation Committee was dissolved effective April 1, 2019.

Our Board of Directors has determined that all the members of the Audit Committee:

•

are independent, as independence for audit committee members is defined in Section 10A(m)(3) of Exchange Act and the SEC rules promulgated thereunder and Rule 5605(a)(2) and Rule 5605(c)(2) of the Nasdaq listing standards;

•	meet the requirements of Item 407(d)(5) of Regulation S-K under the Securities Act, and the Exchange Act and are audit committee financial experts; and

•	possess the requisite financial sophistication required under the Nasdaq listing standards.

The Audit Committee has adopted a policy under which all auditing services and all permitted non-audit services to be rendered by our independent registered public accountant(s) are pre-approved.

Compensation Committee

Our Board of Directors has established a Compensation Committee. The Compensation Committee is currently composed of Messrs. Duka, Grunebaum, Kehler and Warshauer. Mr. Duka serves as Chairman of the Compensation Committee. As determined by our Board of Directors, each of the members of the Compensation Committee is an independent director. Prior to the Externalization, the Compensation Committee determined compensation for our named executive officers, in addition to administering our equity compensation plans. Currently none of our executive officers is compensated by us and, as a result, the Compensation Committee will no longer produce and/or review a report on executive compensation practices. The Compensation Committee Charter, as approved by our Board of Directors, can be found in the Corporate Governance section of our website at www.portmanridge.com.

Prior to the Externalization, the Compensation Committee’s functions included examining the levels and methods of compensation employed by us with respect to the Chief Executive Officer and non-CEO officers, making recommendations to our Board of Directors with respect to non-CEO officer compensation, reviewing and approving the compensation package of the Chief Executive Officer, making recommendations to our Board of Directors with respect to incentive compensation plans and equity-based plans, reviewing management succession plans, making administrative and compensation decisions under equity compensation plans approved by our Board of Directors and making recommendations to our Board of Directors with respect to grants thereunder, administering cash bonuses, and implementing and administering the foregoing. Our Compensation Committee is currently responsible for reviewing and approving the reimbursement by us of the allocable portion of the compensation of our chief financial officer and chief compliance officer and their respective staffs and other non-investment professionals at Sierra Crest that perform duties for us. In accordance with its Charter, the Compensation Committee may delegate its authority to a subcommittee.

Nominating and Corporate Governance Committee

Our Board of Directors has established a Nominating and Corporate Governance Committee (the “Nominating Committee”). The Nominating Committee is currently composed of Messrs. Duka, Grunebaum and Warshauer, who are independent directors of ours. Mr. Grunebaum serves as Chairman of the Nominating Committee. The Nominating Committee’s responsibilities include: (i) recommending director nominees for selection by the Board; (ii) overseeing the governance of us; (iii) leading our Board of Directors in its annual review of the Board’s performance; (iv) recommending to the Board director nominees for each committee; and (v) recommending for approval by the Board the compensation paid to each independent director for serving on our Board of Directors.

In executing its power to recommend director nominees for selection to our Board of Directors, the Nominating Committee determines the requisite standards or qualifications for Board nominees. In the event that a director position is vacated or created and/or in contemplation of a stockholders’ meeting at which one or more directors are to be elected, the Nominating Committee will identify potential candidates to become members of our Board of Directors. In identifying potential candidates, the Nominating Committee may consider candidates recommended by any of our independent directors or by any other source the Nominating Committee deems appropriate. The Nominating Committee may, but is not required to, retain a third party search firm at our expense to identify potential candidates. The Nominating Committee Charter, as approved by our Board of Directors, can be found in the Corporate Governance section of our website at www.portmanridge.com.

The Nominating Committee will consider qualified director nominees recommended by stockholders, on the same basis it considers and evaluates candidates recommended by other sources, when such recommendations are submitted in accordance with our bylaws and other applicable laws, rules or regulations regarding director nominations. When submitting a nomination to us for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age, and address; class, series and number of shares of stock of ours beneficially owned by the nominee, if any; the date such shares were acquired and the investment intent of such acquisition; whether such stockholder believes the individual is an “interested person” of us, as defined in the 1940 Act; and all other information required to be disclosed in solicitations of proxies for election of directors in an election contest or that is otherwise required. We have not received any recommendations from stockholders requesting consideration of a candidate for inclusion among the Nominating Committee’s slate of nominees in this prospectus.

In considering and evaluating candidates, the Nominating Committee may take into account a wide variety of factors, including (but not limited to):

•	availability and commitment of a candidate to attend meetings and to perform his or her responsibilities on our Board of Directors;

•	relevant business and related industry experience;

•	educational background;

•	financial expertise;

•	experience with corporate governance matters;

•	an assessment of the candidate’s ability, judgment and expertise;

•	overall diversity of the composition of our Board of Directors;

•	the percentage of our Board of Directors represented by independent directors and whether a candidate would qualify as an independent director; and

•	such other factors as the Nominating Committee deems appropriate.

The Nominating Committee identifies nominees by first evaluating the current members of our Board of Directors willing to continue in service. Current members of our Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our Board of Directors with that of obtaining new perspectives. If any member of our Board of Directors does not wish to continue in service, if the Nominating Committee or the Board decide not to nominate a member for re-election or if the Nominating Committee recommends to expand the size of the Board, the Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria set forth above. Our current independent directors and members of our Board of Directors provide suggestions as to individuals meeting the criteria considered by the Nominating Committee. Consultants may also be engaged to assist in identifying qualified individuals. The Nominating Committee does not have a formal policy with respect to diversity; however, our Board of Directors and the Nominating Committee believe that it is essential that our Board members represent diverse viewpoints and a diverse mix of the specific factors listed above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have procedures in place for the review, approval and monitoring of transactions involving us and certain persons related to us. As a BDC, we are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, the SEC. The affiliates with which we may be prohibited from transacting include its officers, directors and employees and any person controlling or under common control with us.

In addition, we adopted and maintain a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements and applicable law. A copy of the code of ethics is available on the Corporate Governance section of our website at www.portmanridge.com.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

As of February 25, 2020, there were 44,829,676 shares of our Common Stock outstanding.

No person is deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors and each named executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of February 25, 2020 are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 44,829,676 shares of our common stock outstanding as of February 25, 2020.

Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, each stockholder maintains an address of c/o Portman Ridge, 650 Madison Avenue, 23rd Floor, New York, New York 10022.

Name and Address	Number of Shares	Percentage of Class	Dollar Range of Equity Securities($)(1)(2)
Directors and Executive Officers:
Independent Directors
Alexander Duka	—	—		None
George Grunebaum	—	—		None
Christopher Lacovara(3)	212,634	* %	>$	100,000
Dean C. Kehler(4)	1,674,000	3.7%	>$	100,000
Robert Warshauer	—	—		None
Non-Independent Directors
Graeme Dell	—	—		None
Ted Goldthorpe	56,877	*	>$	100,000
David Moffitt	—	—		None
Executive Officers
Edward U. Gilpin	108,755	*	>$	100,000
Andrew Devine	—	*		None
Patrick Schafer	—	—		None
Directors and Executive Officers as a Group (11 persons)	2,052,266	4.6%	>$	100,000
5% Holders
Credit Suisse AG/(5)	3,260,514	7.3%	>$	100,000
Callodine Capital Management, LP(6)	2,339,415	5.2%	>$	100,000

*	Less than 1%.
(1)	Based on the closing price of the Company’s common stock on the Nasdaq on February 25, 2020 of $2.20.

(2)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(3)

Excludes shares of common stock held by the KKAT entities. Mr. Lacovara is a member of the KKAT entities and therefore may have a pecuniary interest in certain of the shares held by the KKAT entities. Mr. Lacovara disclaims beneficial ownership of the shares held by the KKAT entities except to the extent of their respective pecuniary interests therein.

(4)

Includes 1,800,000 shares acquired by Mr. Kehler as consideration for his indirect sale of certain property and limited liability company interests in Trimaran Advisors, L.L.C. to KCAP Financial on February 29, 2012. Mr. Kehler indicated that he has sole dispositive and voting power over 725,000 of such shares which were delivered at the closing of the transaction.

(5)

Based on a Schedule 13G/A filed by Credit Suisse AG/ on February 13, 2020 (the “CS Statement”). In accordance with SEC Release No. 34-39538 (January 12, 1998), the CS Statement was filed by Credit Suisse AG (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they conduct business as the Swiss Universal Bank, Asia Pacific, International Wealth Management, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit operating divisions (collectively, the “Divisions” and together with the Bank and its subsidiaries, the “Reporting Person”). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products.

The Bank is comprised of three regionally focused divisions: Swiss Universal Bank, Asia Pacific and International Wealth Management serving Europe, the Middle East, Latin America and Africa. Two other divisions—Global Markets as well as Investment Banking & Capital Markets—sit alongside these regional businesses. The Strategic Resolution Unit consolidates, as of December 31, 2018, the Bank’s remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with its strategic direction. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries may beneficially own securities to which the CS Statement relates (the “Shares”) and such Shares are not reported in the CS Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Divisions disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG and each of the Divisions.

(6)

Based on a Schedule 13G filed jointly by Callodine Capital Management, LP and James S. Morrow on February 5, 2020. The address for Callodine Capital Management, LP and James S. Morrow is Two International Place, Suite 1830, Boston, MA 02110. Shares reported for Callodine Capital Management, LP (“Callodine”) represent shares held for the benefit of investment advisory clients of Callodine. Shares reported Mr. Morrow represent the above referenced shares reported for Callodine, Mr. Morrow is the managing member of the general partner of Callodine. Each of the reporting persons disclaims beneficial ownership of the shares reported except to the extent of its or his pecuniary interest herein.

The following table sets forth the dollar range of limited partnership interests in other private funds advised by and beneficially owned by any of our independent directors and his or her immediate family as of September 30, 2019.

Name of Director	Name of Owners	Name of Investment	Title of Class	Value of Securities(1)
Alexander Duka	Alexander Duka and Barbara Duka	BC Partners Special Opportunities Fund I LP	Limited Partnership	Over $100,000

(1)	Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

Our stockholders may from time to time vote to allow us to issue common stock at a price below the net asset value per share of our common stock. In such an approval, our stockholders may not specify a maximum discount below net asset value at which we are able to issue our common stock. In order to sell shares pursuant to such a stockholder authorization, a majority of our directors who have no financial interest in the sale and a majority of our independent directors must:

•	find that the sale is in our best interests and in the best interests of our stockholders; and

•

in consultation with any underwriter or underwriters or sales manager or sales managers of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares of common stock, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.

If such proposal is approved, our Board of Directors may determine to issue shares of our common stock below net asset value of such common stock in a registered public offering or in a private placement either with or without an obligation to seek to register the resale thereof at the request of the holders. The Board may also determine to use an underwriter or placement agent to assist in selling such shares of common stock if it concludes that doing so would assist in marketing such securities on favorable terms.

In making a determination that an offering below net asset value per share is in our and our stockholders’ best interests, our Board of Directors considers a variety of factors, including matters such as:

•	The effect that an offering below net asset value per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined net asset value per share;

•	The relationship of recent market prices of common stock to net asset value per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares of common stock in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

We did not seek stockholder authorization to issue common stock at a price below net asset value per share at our 2019 Annual Meeting of Stockholders, but we may seek such authorization at future Annual Meetings or Special Meetings of Stockholders.

Sales by us of our common stock at a discount from the net asset value per share pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash distribution, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash.

No action is required on the part of a registered stockholder to have such shareholder’s cash distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than ten days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

We intend to use primarily newly-issued shares to implement the plan, whether its shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on the Nasdaq on the dividend payment date. Market price per share on that date will be the closing price for such shares on the Nasdaq or, if no sale is reported for such day, at the average of their reported bid and asked prices. Shares purchased in open market transactions by the plan administrator of the dividend reinvestment plan will be allocated to a stockholder based upon the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased with respect to the distribution.

There are no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees under the plan are paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

If your distributions are reinvested, you will be required to pay tax on the distributions in the same manner as if the distributions were received in cash. The taxation of distributions will not be affected by the form in which you receive them.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.astfinancial.com, by filling out the transaction request form located at bottom of their statement and sending it to the plan administrator at the address set forth below or by calling the plan administrator at 1-866-668-8564.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence concerning the plan should be directed to, and additional information about the plan may be obtained from, the plan administrator by mail at American Stock Transfer & Trust Company, Attn. Dividend Reinvestment Department, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by telephone at 1-866-668-8564.

If you hold our Common Stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

REGULATION

The following discussion is a general summary of some of the material prohibitions and restrictions governing BDCs generally. It does not purport to be a complete description of all the laws and regulations affecting BDCs.

A BDC is a unique kind of investment company that primarily focuses on investing in or lending to private or relatively small publicly traded companies and making managerial assistance available to them. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their directors and officers and certain other related persons and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. We have implemented certain procedures to ensure that we do not engage in any prohibited transactions with any persons affiliated with us.

In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of  (i) 67% or more of such company’s shares present at a meeting or represented by proxy if more than 50% of the outstanding shares of such company are present or represented by proxy or (ii) more than 50% of the outstanding shares of such company.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, or “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are the following:

•	Securities of an “eligible portfolio company” purchased in transactions not involving any public offering. An “eligible portfolio company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)

is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)

does not have any class of securities listed on a national securities exchange (or, if it has a class of securities listed on a national securities exchange, has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million);

(ii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company;

(iii)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million; or

(iv)	does not have outstanding any class of securities with respect to which a broker or dealer may extend margin credit.

•	Securities of any eligible portfolio company that we control;

•	Securities purchased in a private transaction from a U.S. issuer that is not an investment company and is in bankruptcy and subject to reorganization;

•	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the conversion of warrants or rights relating to such securities; and

•	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

Significant Managerial Assistance

A BDC must be organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. In addition, BDCs must generally offer to make available to such issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of “Qualifying Assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that at least 70% of our assets are “Qualifying Assets.” Typically, we invest in U.S. treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of the value of our total assets constitute repurchase agreements that are treated, under applicable tax rules, as being issued by a single counterparty, we would not meet the diversification tests imposed on us by the Code to qualify for tax treatment as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements treated as issued, under applicable tax rules, by a single counterparty in excess of this limit. We monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Indebtedness; Coverage Ratio

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% (or 150% effective as of March 29, 2019) immediately after each such issuance. In addition, with respect to certain types of senior securities, we must make provisions to prohibit any dividend distribution to our stockholders or the repurchase of certain of our securities, unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. As noted above, on March 29, 2018, our Board of Directors, including a “required majority” (as such term is defined in Section 57(o) of the 1940 Act) of the Board, approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the SBCA. As a result, our asset coverage requirement for senior securities will be changed from 200% to 150%, effective as of March 29, 2019. However, despite the SBCA, we will continue to be prohibited by the indentures governing our 2022 Notes (see “Risk Factors — Risks Related to Economic Conditions — Our Board of Directors has approved its ability to incur additional leverage as permitted by recent legislation”) from making distributions on our common stock if our asset coverage, as defined in the 1940 Act, falls below 200%. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes. For a discussion of the risks associated with the resulting leverage, see “Risk Factors—Risks Related to Our Business and Structure— we borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” As of December 31, 2018, our asset coverage ratio was 249%, above the minimum required asset coverage level of 200%.

Code of Ethics

We adopted and maintain a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. A copy of the code of ethics is available on the Corporate Governance section of our website at http://www.portmanridge.com. Our code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies may be obtained by electronic request to publicinfo@sec.gov.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any non-public personal information relating to our stockholders, although some non-public personal information of our stockholders may become available to us. We do not disclose any non-public personal information about our stockholders or former stockholders to anyone, except as is necessary to service stockholder accounts, such as to a transfer agent, or as otherwise permitted by law.

We restrict access to non-public personal information about our stockholders to our employees with a legitimate business need for the information. We maintain safeguards designed to protect the non-public personal information of its stockholders.

Proxy Voting Policy and Procedures

Although the securities we hold are not typically voting securities, some of our investments could entitle us to voting rights. If this were to occur, Sierra Crest would vote its portfolio securities in the best interest of our stockholders and Sierra Crest would review on a case-by-case basis each proposal submitted to our Stockholder vote to determine its impact on the portfolio securities held by us. Although Sierra Crest would generally vote against proposals that it believes may have a negative impact on our portfolio securities, Sierra Crest may vote for such a proposal if it were to believe there exists a compelling long-term reason to do so. Our voting decisions would be made by Sierra Crest, subject to authority assigned under our Investment Advisory Agreement. To ensure that Sierra Crest’s vote would not be the product of a conflict of interest, we would require that: (1) anyone involved in the decision making process disclose to our Board of Directors any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a vote; and (2) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal to reduce any attempted influence from interested parties.

Other

We are subject to examination by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect it against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from indemnifying any director or officer against any liability to our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are required to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We have a designated Chief Compliance Officer, vis a vis our Administration Agreement with BC Partners Administrator, who is responsible for administering these policies and procedures.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our common stock and preferred stock. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. stockholders that hold our common stock or preferred stock as capital assets. A U.S. stockholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. stockholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, U.S. expatriates, or persons that will hold our common stock or preferred stock as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our common stock or preferred stock as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences (including estate and gift tax consequences, which this summary does not address) of the purchase, ownership, or disposition of our common stock or preferred stock, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

This summary does not discuss the consequences of an investment in our debt securities or warrants. The U.S. federal income tax consequences of such an investment will be discussed in the relevant prospectus supplement. In addition, we may issue preferred stock with terms resulting in U.S. federal income taxation of holders with respect to such preferred stock in a manner different from as set forth in this summary. In such instances, such differences will be discussed in a relevant prospectus supplement and any related free writing prospectus.

Taxation as a Regulated Investment Company

We have elected to be treated, and intend to qualify each taxable year, as a RIC under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Company must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Company (a) at least 50% of the value of the Company’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Company’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Company’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Company controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships (described in 2b above).

As a RIC, the Company generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its stockholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. The Company will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to its stockholders. The Company intends to distribute to its stockholders, at least annually, substantially all of its investment company taxable income and net capital gain.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Company will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Company in October, November or December with a record date in such a month and paid by the Company during January of the following calendar year. Such distributions will be taxable to stockholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Company failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Company would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its stockholders, and all distributions out of earnings and profits would be taxed to stockholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate stockholders and (ii) for the dividends received deduction in the case of corporate stockholders. In addition, the Company could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

Distributions to stockholders by the Company of ordinary income (including “market discount” realized by the Company on the sale of debt securities), and of net short-term capital gains, if any, realized by the Company will generally be taxable to stockholders as ordinary income to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the stockholder has owned our common stock or preferred stock. A distribution of an amount in excess of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a stockholder as a return of capital which will be applied against and reduce the stockholder’s basis in his or her shares of common stock or preferred stock. To the extent that the amount of any such distribution exceeds the stockholder’s basis in his or her shares of common stock or preferred stock, the excess will be treated by the stockholder as gain from a sale or exchange of the common stock or preferred stock. Distributions paid by the Company generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate stockholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares of common stock pursuant to the dividend reinvestment plan. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash, unless the Company issues additional shares of common stock with a fair market value equal to or greater than NAV, in which case, such stockholders will be treated as receiving a distribution in the amount of the fair market value of the distributed shares of common stock. The additional shares of common stock received by a stockholder pursuant to the dividend reinvestment plan will have a new holding period commencing on the day following the day on which the shares of common stock were credited to the stockholder’s account.

The Company may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its stockholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each stockholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Company on the gain and (iii) increase the tax basis in his or her shares of common or preferred stock by an amount equal to the deemed distribution less the tax credit.

The Internal Revenue Service, or the IRS, currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Company issues preferred stock, the Company intends to allocate capital gain dividends, if any, between its common stock and preferred stock in proportion to the total dividends paid to each class with respect to such tax year. Stockholders will be notified annually as to the U.S. federal tax status of distributions, and stockholders receiving distributions in the form of additional shares of common stock will receive a report as to the NAV of those shares.

Sale or Exchange of Stock

Upon the sale or other disposition of our common stock or preferred stock (except pursuant to a repurchase by the Company, as described below), a stockholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder’s adjusted tax basis in the common stock or preferred stock sold. Such gain or loss will be long-term or short-term, depending upon the stockholder’s holding period for the common stock or preferred stock. Generally, a stockholder’s gain or loss will be a long-term gain or loss if the common stock or preferred stock has been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale or other disposition of common stock or preferred stock if the owner acquires (including pursuant to the dividend reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such common stock or preferred stock within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a stockholder on the sale or exchange of common stock or preferred stock held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such common stock or preferred stock.

From time to time, the Company may offer to repurchase its outstanding common stock. Stockholders who tender all shares of common stock of the Company held, or considered to be held, by them will generally be treated as having sold their shares of common stock and generally will realize a capital gain or loss. If a stockholder tenders fewer than all of its shares of common stock or fewer than all shares of common stock tendered are repurchased, such stockholder may be treated as having received a taxable dividend upon the tender of its shares of common stock. In such a case, there is a risk that non-tendering stockholders, and stockholders who tender some but not all of their shares of common stock or fewer than all of whose shares of common stock are repurchased, in each case whose percentage interests in the Company increase as a result of such tender, will be treated as having received a taxable distribution from the Company. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming common stock of the Company.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of common stock or preferred stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on IRS Form 8886. Direct stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Nature of the Company’s Investments

Certain of the Company’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Company to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.

These rules could therefore affect the character, amount and timing of distributions to stockholders and the Company’s status as a RIC. The Company will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

Below Investment Grade Instruments

The Company expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Company. U.S. federal income tax rules are not entirely clear about issues such as when the Company may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Company, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Original Issue Discount and Other Accrued Amounts

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax.

Market Discount

In general, the Company will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Company’s initial tax basis in the security by more than a statutory de minimis amount. The Company will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Company makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Company sells or otherwise disposes of such security.

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Company accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Company actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Foreign Taxes

The Company’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Company’s yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Company.

Passive Foreign Investment Companies

We anticipate that the CLO vehicles in which we invest generally will constitute passive foreign investment companies, or PFICs. If the Company acquires an interest in a PFIC that is treated as equity for U.S. federal income tax purposes (such as a subordinated security), the Company may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investment even if such income is distributed as a taxable dividend by the Company to its stockholders. Additional charges in the nature of interest may be imposed on the Company in respect of deferred taxes arising from such distributions or gains. If the Company were to invest in a PFIC and elected to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Company would be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if not distributed to the Company. Alternatively, the Company can elect to mark-to-market at the end of each taxable year its equity interest in a PFIC. In this case, the Company would recognize as ordinary income any increase in the value of such equity interest, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under either election, the Company might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC investments during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above).

Preferred Stock or Borrowings

If the Company utilizes leverage through the issuance of preferred stock or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on common stock in certain circumstances. Limits on the Company’s payments of dividends on common stock may prevent the Company from meeting the distribution requirements described above, and may, therefore, jeopardize the Company’s qualification for taxation as a RIC and possibly subject the Company to the 4% excise tax. The Company will endeavor to avoid restrictions on its ability to make dividend payments.

Backup Withholding

The Company may be required to withhold from all distributions and redemption proceeds payable to U.S. stockholders who fail to provide the Company with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain stockholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Stockholders

U.S. taxation of a stockholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign stockholder”), depends on whether the income from the Company is “effectively connected” with a U.S. trade or business carried on by the stockholder.

If the income from the Company is not “effectively connected” with a U.S. trade or business carried on by the foreign stockholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Company that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Company properly reports such dividends to stockholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign stockholder, and that satisfy certain other requirements. A foreign stockholder whose income from the Company is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Company that are designated as undistributed capital gains and any gains realized upon the sale or exchange of common stock or preferred stock. However, a foreign stockholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.

If the income from the Company is “effectively connected” with a U.S. trade or business carried on by a foreign stockholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Company that are designated as undistributed capital gains and any gains realized upon the sale or exchange of common stock or preferred stock will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate stockholders may also be subject to the branch profits tax imposed by the Code.

The Company may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign stockholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Company.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Company pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our common stock or preferred stock.

Other Taxation

Stockholders may be subject to state, local and foreign taxes on their distributions from the Company. Stockholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Company.

DESCRIPTION OF OUR COMMON STOCK

The following description is based on relevant portions of the Delaware General Corporation Law and on our certificate of incorporation and bylaws. This summary may not contain all of the information that is important to you, and we refer you to the Delaware General Corporation Law and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 44,829,676 shares were outstanding as of February 25, 2020, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which none were outstanding as of the date of this prospectus. Our common stock is traded on the Nasdaq under the symbol “PTMN.” Under Delaware law, our stockholders are not personally liable for our debts or obligations solely based on their ownership of our common stock.

Set forth below is a chart describing the shares of our common stock outstanding as of the date of this prospectus:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column
Common Stock	100,000,000	—	44,829,676

Under the terms of our certificate of incorporation, all shares of our common stock have equal rights as to earnings, assets, dividends and voting, and those shares that have been issued are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by U.S. federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of any series preferred stock that might be outstanding at that time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of common stock possess exclusive voting power except (i) as provided with respect to any other class or series of capital stock or (ii) as may be required by the 1940 Act if we fail to meet certain asset coverage requirements. There is no cumulative voting in the election of directors, or any other matter, which means that holders of a majority of the outstanding shares of common stock are able elect all of our directors, and holders of less than a majority of such shares are unable to elect any director.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Under our certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all expense, liability and loss (including attorneys’ fees and related disbursements), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, penalties and amounts paid or to be paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, except with respect to any matter as to which such person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such person’s action was in our best interests or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our certificate of incorporation also provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for a breach of their duty of loyalty to us or our stockholders, for acts or omissions not in good faith in the reasonable belief that the action was in the best interests of the Company or which involve intentional misconduct or a knowing violation of law, for authorization of illegal dividends or redemptions or for any transaction from which the director derived an improper personal benefit. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability will be limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its stockholders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Our certificate of incorporation permits us to secure insurance on behalf of any person who is or was or has agreed to become a director or officer of our company or is or was serving at our request as a director or officer of another enterprise for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. We have obtained liability insurance for our officers and directors.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions; Anti-Takeover Measures

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. Our certificate of incorporation and bylaws provide that:

•	the Board of Directors is divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	directors may be removed only for cause, at a meeting called for that purpose, by the affirmative vote of the holders of 75% of the shares of our capital stock entitled to vote; and

•

subject to the requirements of the 1940 Act, any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the Board of Directors, may only be filled by vote of the directors then in office.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our certificate of incorporation and bylaws also provide that:

•

any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by our Board of Directors, chairman or CEO.

Our bylaws provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay, until the next stockholders’ meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

Delaware’s law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Under our certificate of incorporation and bylaws, the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote is required to amend or repeal any of the provisions of our bylaws. Moreover, our bylaws provide that generally, a majority of the shares of our capital stock issued and outstanding and entitled to vote may amend our certificate of incorporation. However, the vote of at least 75% of the shares of our capital stock then outstanding and entitled to vote in the election of directors, voting together as a single class, is required to amend or repeal any provision of the certificate of incorporation pertaining to the Board of Directors, limitation of liability, indemnification, stockholder action or amendments to the certificate of incorporation, to approve a proposal to convert, whether by merger or otherwise, from a closed-end company to an open-end company or to approve a proposal to effect our liquidation or dissolution. However, if such amendment or proposal is approved by at least 75% of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by the stockholders entitled to cast a majority of the votes entitled to be cast on such matter. The “continuing directors” is defined in our certificate of incorporation as our directors at the time of the completion of our initial public offering as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on our Board of Directors. The stockholder vote with respect to our certificate of incorporation or bylaws would be in addition to any separate class vote that might in the future be required under the terms of any series preferred stock that might be outstanding at the time any such changes are submitted to stockholders. In addition, our certificate of incorporation permits our Board of Directors to amend or repeal our bylaws by a majority vote.

Limitation on Liability of Directors and Officers and Indemnification

Under our certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all expense, liability and loss (including attorneys’ fees and related disbursements), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, penalties and amounts paid or to be paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, except with respect to any matter as to which such person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such person’s action was in our best interests or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our certificate of incorporation also provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for a breach of their duty of loyalty to us or our stockholders, for acts or omissions not in good faith in the reasonable belief that the action was in the best interests of the Company or which involve intentional misconduct or a knowing violation of law, for authorization of illegal dividends or redemptions or for any transaction from which the director derived an improper personal benefit. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability will be limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its stockholders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Our certificate of incorporation permits us to secure insurance on behalf of any person who is or was or has agreed to become a director or officer of our company or is or was serving at our request as a director or officer of another enterprise for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. We have obtained liability insurance for our officers and directors.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement and any related free writing prospectus. Under the terms of our certificate of incorporation, our Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

Set forth below is a chart describing our preferred stock as of the date of this prospectus.

Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column
Preferred Stock	5,000,000	—	—

Every issuance of preferred stock is required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock, we meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and our preferred stock, of at least 200% and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are unpaid in an amount equal to two full years’ dividends, and to continue to be so represented until all dividends in arrears shall have been paid or otherwise provided for. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

For any series of preferred stock that we may issue, our Board of Directors will determine, and the prospectus supplement and any related free writing prospectus relating to such series will describe:

•	the designation and number of shares of such series;

•	the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, which dividends are cumulative and not participating;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers, if any, of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

Shares of preferred stock must be issued in one or more series with such particular terms as may be fixed by our Board of Directors, provided that no series shall have preference or priority over any other series upon the distribution of our assets or in respect of payment of interest or dividends.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement and any related free writing prospectus relating to such warrants.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock or other equity or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement and any related free writing prospectus will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•

in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

•

in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants on the condition that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants and a “required” majority of our Board of Directors approves such issuance on the basis that the issuance is in the best interests of us and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. A “required” majority of our Board of Directors is a vote of both a majority of our directors who have no financial interest in the transaction and a majority of the directors who are not interested persons of the company. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, options and subscription rights at the time of issuance may not exceed 25% of our outstanding voting securities (which limit shall be 20% if the voting securities that would result from the exercise of all outstanding warrants, options and rights issued to our directors, officers and employees pursuant to certain of our executive compensation plans exceed 15% of the outstanding voting securities).

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement and any related free writing prospectus relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement and any related free writing prospectus relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “— Events of Default — Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us, with respect to our debt securities.

This section includes a description of the material provisions of the indenture. Because this section is a summary, however, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. A copy of the indenture has been filed with the SEC. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available. See “Incorporation by Reference” and “Available Information” for information on how to obtain a copy of the indenture.

The prospectus supplement and any related free writing prospectus, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	whether any interest may be paid by issuing additional securities of the same series in lieu of cash (and the terms upon which any such interest may be paid by issuing additional securities);

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•

whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued (if other than $1,000 and any integral multiple thereof);

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default (as defined in “Events of Default” below);

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•

whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	whether the debt securities are secured and the terms of any security interest;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement and any related free writing prospectus states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance after giving effect to any exemptive relief granted to us by the SEC. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Operation as a BDC — Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement and any related free writing prospectus (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”) may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of, or premium or interest, if any, on, debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Description of Our Debt Securities — Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the applicable prospectus supplement and any related free writing prospectus for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection, to the extent any of our debt offerings contemplate any of the foregoing.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement and any related free writing prospectus will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the applicable prospectus supplement and any related free writing prospectus.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry form only represented by global securities, as described more fully below.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement and any related free writing prospectus. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor holds a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this Description of Debt Securities, we mean those who invest in the debt securities being offered by this prospectus and an accompanying prospectus supplement, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement and any related free writing prospectus, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all of our debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Special Situations when a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•

an investor cannot cause the debt securities to be registered in his or her name and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below;

•

an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “— Issuance of Securities in Registered Form” above;

•	an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•

an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security, and we and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security, nor do we or the trustee supervise the depositary in any way;

•	if we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series;

•

an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee;

•

DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds, and your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and

•

financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities; there may be more than one financial intermediary in the chain of ownership for an investor, and we do not monitor and are not responsible for the actions of any of those intermediaries.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “— Issuance of Securities in Registered Form” above.

The applicable prospectus supplement and any related free writing prospectus may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement and any related free writing prospectus. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “— Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date to the holder of debt securities as shown on the trustee’s records as of the close of business on the regular record date at our office and/or other offices that may be specified in the prospectus supplement. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the applicable prospectus supplement and any related free writing prospectus or in a notice to holders against surrender of the debt security.

Alternatively, at our option, we may pay any cash interest that becomes due on the debt security by mailing a check to the holder at his, her or its address shown on the trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement and any related free writing prospectus. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

•	we do not pay the principal of, or any premium on, a debt security of the series on its due date;

•	we do not pay interest on a debt security of the series within 30 days of its due date;

•	we do not deposit any sinking fund payment in respect of debt securities of the series within two business days of its due date;

•

we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of the outstanding debt securities of the series);

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days; or

•

the series of debt securities has an asset coverage, as such term is defined in the 1940 Act, of less than 100 per centum on the last business day of each of twenty-four consecutive calendar months; or

•	any other Event of Default in respect of debt securities of the series described in the prospectus supplement and any related free writing prospectus occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, interest, or sinking or purchase fund installment, if it in good faith considers the withholding of notice to be in the interest of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the debt securities of the affected series may (and the trustee shall at the request of such holders) declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series if (1) we have deposited with the trustee all amounts due and owing with respect to the securities (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an Event of Default with respect to the relevant series of debt securities has occurred and remains uncured;

•

the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity, security or both to the trustee against the cost, expenses and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/security; and

•

the holders of a majority in principal amount of the outstanding debt securities of that series must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Waiver of Default

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, any premium or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell substantially all our assets, the resulting entity or transferee must agree to be legally responsible for our obligations under the debt securities;

•

the merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded;

•	we must deliver certain certificates and documents to the trustee; and

•	we must satisfy any other requirements specified in the prospectus supplement or any related free writing prospectus relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security or the terms of any sinking fund with respect to any security;

•	reduce any amounts due on a debt security;

•

reduce the amount of principal payable upon acceleration of the maturity of an original issue discount or indexed security following a default or upon the redemption thereof or the amount thereof provable in a bankruptcy proceeding;

•	adversely affect any right of repayment at the holder’s option;

•	change the place or currency of payment on a debt security (except as otherwise described in this prospectus or any prospectus supplement);

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is adverse to outstanding holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•

modify any other aspect of the provisions of the indenture dealing with supplemental indentures, with the consent of holders, waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications, establishment of the form of terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and

•

if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of a series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants applicable to that series of debt securities. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•

for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;

•

for debt securities whose principal amount is not known (for example, because it is based on an index), we will use the principal face amount at original issuance or a special rule for that debt security described in the prospectus supplement or any related free writing prospectus; and

•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we, any other obligor, or any affiliate of us or any obligor own such debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “— Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement and any related free writing prospectus that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If we achieved covenant defeasance and your debt securities were subordinated as described under “— Indenture Provisions — Subordination” below, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit described in the first bullet below to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders. In order to achieve covenant defeasance, we must do the following:

•

we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

•

we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit;

•

we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or result in a default under, of the indenture or any of our other material agreements or instruments;

•

no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 60 days; and

•	satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be such a shortfall. However, there is no assurance that we would have sufficient funds to make payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law or we obtain an IRS ruling, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•

we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

•

we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;

•

we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or constitute a default under, of the indenture or any of our other material agreements or instruments; and

•

no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 60 days; and

•	satisfy the conditions for full defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your debt securities were subordinated as described later under “— Indenture Provisions — Subordination”, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;

•	without interest coupons; and

•	unless we indicate otherwise in a prospectus supplement and any related free writing prospectus, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed and as long as the denomination is greater than the minimum denomination for such securities.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities, and may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement and any related free writing prospectus. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series and has accepted such appointment. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Senior Indebtedness. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•

our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Senior Indebtedness); and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness and of our other Indebtedness outstanding as of a recent date.

Secured Indebtedness and Ranking

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. Any unsecured indenture securities will effectively rank junior to any secured indebtedness, including any secured indenture securities, that we incur in the future to the extent of the value of the assets securing such future secured indebtedness. The debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

In the event of our bankruptcy, liquidation, reorganization or other winding up, any of our assets that secure secured debt will be available to pay obligations on unsecured debt securities only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all unsecured debt securities then outstanding. As a result, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

U.S. Bank National Association serves as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement and any related free writing prospectus.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, the securities being offered by this prospectus in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts offerings or a combination of these methods or any other legally available means. We may sell the securities through underwriters or dealers, directly to one or more purchasers through agents or through a combination of any such methods of sale. Any underwriter or agent involved in an offer and sale of the securities will be named in the applicable prospectus supplement or any related free writing prospectus. A prospectus supplement or supplements or any related free writing prospectus will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement or any related free writing prospectus.

The distribution of our securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions and discounts or agency fees paid by us, must equal or exceed the net asset value per share of our common stock.

In connection with the sale of our securities, underwriters or agents may receive compensation from us or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

Underwriters may sell our securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement or any related free writing prospectus indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or any related free writing prospectus (or a post-effective amendment).

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on the Nasdaq may engage in passive market making transactions in our common stock on the Nasdaq in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in an offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement and any related free writing prospectus. Unless the prospectus supplement and any related free writing prospectus states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement and any related free writing prospectus, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on the Nasdaq. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement and any related free writing prospectus, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement and any related free writing prospectus, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, any securities offered will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. will not be greater than 10% for the sale of any securities being registered.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, we generally do not execute transactions through any particular broker or dealer, but seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we generally seek reasonably competitive trade execution costs, we do not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, we may select a broker based partly upon brokerage or research services provided to us. In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided, and our management and employees are authorized to pay such commission under these circumstances.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our investment securities are held under a custody agreement with U.S. Bank National Association. The address of the custodian is U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110. The transfer agent and registrar for our common stock, American Stock Transfer & Trust Company, acts as our transfer agent, dividend paying and reinvestment agent for our common stock. The principal business address of the transfer agent is 59 Maiden Lane, New York, New York 10038. U.S. Bank National Association, our trustee under an indenture and the first supplemental indenture thereto relating to the Notes, is the paying agent, registrar and transfer agent relating to 2022 the Notes. The principal business address of our trustee is One Federal Street, 10th Floor, Boston, MA 02110.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. Certain legal matters will be passed upon for underwriters, if any, by the counsel named in the prospectus supplement or any related free writing prospectus.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Portman Ridge Finance Corporation and its consolidated subsidiaries at December 31, 2018 and for each of the three years in the period ended December 31, 2018 and the effectiveness of Portman Ridge Finance Corporation and its consolidated subsidiaries’ internal control over financial reporting as of December 31, 2018, included in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, located at 5 Times Square, New York, NY 10036, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of OHA Investment Corporation and its consolidated subsidiaries at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and the effectiveness of OHA Investment Corporation and its consolidated subsidiaries’ internal control over financial reporting as of December 31, 2018, included in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, located at 2323 Victory Avenue, Dallas, TX 75219, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement with the SEC on Form N-2, including amendments, relating to the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement, including any exhibits and schedules it may contain. For further information concerning us or the shares we are offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to describe the material terms thereof but are not necessarily complete and in each instance reference is made to the copy of any contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by this reference.

As a public company, we file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

We maintain a website at www.portmanridge.com and makes all of its annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through its website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 650 Madison Avenue, 23rd Floor, New York, New York 10022, Attention: Investor Relations.

PRIVACY NOTICE

We are committed to maintaining the privacy of our stockholders and safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any non-public personal information relating to its stockholders, although some non-public personal information of our stockholders may become available to us. We do not disclose any non-public personal information about our stockholders or former stockholders to anyone, except as is necessary to service stockholder accounts, such as to a transfer agent, or as otherwise permitted by law.

We restrict access to non-public personal information about our stockholders to our employees with a legitimate business need for the information. We maintain safeguards designed to protect the non-public personal information of our stockholders.

Unaudited Consolidated Financial Statements of OHA Investment Corporation
Consolidated Balance Sheets for the nine months ended September 30, 2019 (unaudited) and December 31, 2018	F-2
Consolidated Statements of Operations for the three months ended September 30, 2019 and 2018 and the nine months ended September 30, 2019 and 2018 (unaudited)	F-3
Consolidated Statements of Changes in Net Assets for the nine months ended September 30, 2019 and 2018 (unaudited)	F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018 (unaudited)	F-5
Consolidated Schedule of Investments as of September 30, 2019 (unaudited) and December 31, 2018	F-6
Notes to Consolidated Financial Statements (unaudited)	F-16

Audited Consolidated Financial Statements of OHA Investment Corporation
Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets	F-33
Consolidated Statements of Operations	F-34
Consolidated Statements of Changes in Net Assets	F-35
Consolidated Statements of Cash Flows	F-36
Consolidated Schedules of Investments	F-37
Notes to Consolidated Financial Statements	F-44
Schedule 12 – 14 Investments in and Advances to Affiliates	F-68

PART I — FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

OHA INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	September 30, 2019	December 31, 2018
	(unaudited)
Assets
Investments in portfolio securities at fair value
Affiliate investments (cost: $26,028 and $26,028, respectively)	$2,422	$2,271
Non-affiliate investments (cost: $80,722 and $85,306, respectively)	59,982	63,335

Total portfolio investments (cost: $106,750 and $111,334, respectively)	62,404	65,606
Investments in U.S. Treasury Bills at fair value (cost: $9,999 and $14,989, respectively)	9,999	14,989

Total investments	72,403	80,595

Cash and cash equivalents	4,497	3,124
Accounts receivable and other current assets	492	499
Interest receivable	425	224
Other prepaid assets	34	19
Deferred tax asset	158	316

Total current assets	5,606	4,182

Total assets	$78,009	$84,777

Liabilities
Current liabilities
Due to broker	$199	$3,251
Distributions payable	403	403
Accounts payable and accrued expenses	1,697	683
Due to affiliate (Note 4)	122	571
Management and incentive fees payable (Note 4)	351	366
Income taxes payable	39	39
Repurchase agreement	9,800	14,689
Short-term debt, net of debt issuance costs	29,894	—

Total current liabilities	42,505	20,002

Long-term debt, net of debt issuance costs	—	28,866

Total liabilities	42,505	48,868

Commitments and contingencies (Note 6)
Net assets
Common stock, $.001 par value, 250,000,000 shares authorized; 20,172,392 and 20,172,392 shares issued and outstanding, respectively	20	20
Paid-in capital in excess of par	211,907	211,907
Total distributable earnings (loss)	(176,423)	(176,018)

Total net assets	35,504	35,909

Total liabilities and net assets	$78,009	$84,777

Net asset value per share	$1.76	$1.78

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Investment income:
Interest income:
Affiliate investments	$—	$(209)	$—	$43
Payment-in-kind from affiliate investments	—	668	—	2,722
Non-affiliate investments	1,496	1,360	4,499	3,807
Money market interest	18	50	50	190
Other income	4	17	18	34

Total investment income	1,518	1,886	4,567	6,796

Operating expenses:
Interest expense and bank fees	620	767	1,860	2,391
Management fees (Note 4)	305	397	925	1,181
Incentive fees (Note 4)	(32)	6	46	6
Costs related to strategic alternatives review	754	—	1,063	75
Professional fees	(31)	260	406	1,120
Allocation of administrative expenses from advisor (Note 4)	371	298	1,113	962
Other general and administrative expenses	29	40	161	210
Directors’ fees	62	61	184	184

Total operating expenses	2,078	1,829	5,758	6,129

Waived incentive fees (Note 4)	—	(6)	—	(6)
Income tax provision, net	—	7	15	45

Net investment income (loss)	(560)	56	(1,206)	628

Realized and unrealized gain (loss) on investments:
Net realized capital gain (loss) on investments
Control investments	—	—	178	—
Non-affiliate investments	—	—	451	(55,952)
Provision for taxes	—	3	—	(39)

Total net realized capital gain (loss) on investments	—	3	629	(55,991)

Net unrealized appreciation on investments
Affiliate investments	(110)	(7,812)	151	(10,064)
Non-affiliate investments	(429)	1,804	1,231	62,218

Total net unrealized appreciation (depreciation) on investments	(539)	(6,008)	1,382	52,154

Net increase (decrease) in net assets resulting from operations	$(1,099)	$(5,949)	$805	$(3,209)

Net increase (decrease) in net assets resulting from operations per common share	$(0.05)	$(0.29)	$0.04	$(0.16)

Distributions declared per common share	$0.02	$0.02	$0.06	$0.06
Weighted average shares outstanding — basic and diluted	20,172	20,172	20,172	20,172

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(in thousands, except share data)

(unaudited)

	Common Stock		Paid in Capital in Excess of Par	Distributable Earnings (Loss)	Total Net Assets
	Shares	Par Amount
Balance at December 31, 2018	20,172,392	$20	$211,907	$(176,018)	$35,909
Net investment loss	—	—	—	(145)	(145)
Net realized and unrealized gain	—	—	—	1,692	1,692
Distributions to common stockholders	—	—	—	(404)	(404)

Balance at March 31, 2019	20,172,392	20	211,907	(174,875)	37,052

Net investment loss	—	—	—	(501)	(501)
Net realized and unrealized gain	—	—	—	858	858
Distributions to common stockholders	—	—	—	(403)	(403)

Balance at June 30, 2019	20,172,392	20	211,907	(174,921)	37,006

Net investment loss	—	—	—	(560)	(560)
Net realized and unrealized loss	—	—	—	(539)	(539)
Distributions to common stockholders	—	—	—	(403)	(403)

Balance at September 30, 2019	20,172,392	$20	$211,907	$(176,423)	$35,504

	Common Stock		Paid in Capital in Excess of Par	Distributable Earnings (Loss)	Total Net Assets
	Shares	Par Amount
Balance at December 31, 2017	20,172,392	$20	$234,553	$(186,802)	$47,771
Net investment loss	—	—	—	(95)	(95)
Net realized and unrealized gain	—	—	—	1,827	1,827
Distributions to common stockholders	—	—	—	(404)	(404)

Balance at March 31, 2018	20,172,392	20	234,553	(185,474)	49,099

Net investment income	—	—	—	667	667
Net realized and unrealized gain	—	—	—	340	340
Distributions to common stockholders	—	—	—	(403)	(403)

Balance at June 30, 2018	20,172,392	20	234,553	(184,870)	49,703

Net investment income	—	—	—	56	56
Net realized and unrealized loss	—	—	—	(6,004)	(6,004)
Distributions to common stockholders	—	—	—	(403)	(403)

Balance at September 30, 2018	20,172,392	$20	$234,553	$(191,221)	$43,352

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the nine months ended September 30,
	2019	2018
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$805	$(3,209)
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Payment-in-kind interest	—	(3,550)
Net amortization of premiums, discounts and fees	(203)	(371)
Net realized capital (gain) loss on investments	(629)	55,952
Net unrealized depreciation (appreciation) on investments	(1,382)	(52,153)
Purchase of investments in portfolio securities	(12,014)	(25,599)
Proceeds from redemption or sale of investments in portfolio securities	15,173	20,686
Proceeds from revolving loans, net of draws	369	16
Purchase of investments in U.S. Treasury Bills	(30,000)	(52,000)
Proceeds from redemption of investments in U.S. Treasury Bills	34,990	50,001
Proceeds from ATP production payments applied to cost basis	1,889	860
Amortization of debt issuance costs on Credit Facility	103	226
Effects of changes in operating assets and liabilities:
Accounts receivable and other current assets	9	(7)
Interest receivable	(201)	227
Prepaid assets	(15)	(4)
Payables and accrued expenses	999	(477)
Deferred tax asset	158	39
Due from broker	(3)	—
Due to broker	(3,052)	—
Due to affiliate	(449)	(434)

Net cash provided by (used in) operating activities	6,547	(9,797)

Cash flows from financing activities:
Borrowings under credit facilities	3,000	—
Borrowings under repurchase agreement	29,394	50,942
Debt issuance cost paid	(75)	(174)
Repayments on Credit Facility	(2,000)	(7,000)
Repayments on repurchase agreement	(34,283)	(48,982)
Distributions to common stockholders	(1,210)	(1,210)

Net cash used in financing activities	(5,174)	(6,424)

Net change in cash and cash equivalents	1,373	(16,221)
Cash and cash equivalents, beginning of period	3,124	19,939

Cash and cash equivalents, end of period	$4,497	$3,718

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

September 30, 2019

(in thousands, except share amounts and percentages)

(unaudited)

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(15)	Principal	Cost	Fair Value
Affiliate Investments — (5% to 25% owned)
OCI Holdings, LLC	Home Health Services	Subordinated Note (1M LIBOR+19.0% PIK with a 1.0% floor), 21.05%, due 2/29/2020(2)(6)(11)		$30,187	$23,528	$2,422
OCI Holdings, LLC	Home Health Services	100% of Class A Units in OHA/OCI Investments, LLC representing 20.8% diluted ownership of OCI Holdings, LLC(2)(8)			2,500	—

Subtotal Affiliate Investments — (5% to 25% owned)					$26,028	$2,422

Non-affiliate Investments — (Less than 5% owned)
Equinox Holdings, Inc.	Leisure Goods, Activities, Movies	Second Lien Term Loan (1M LIBOR+7.00% with a 1.0% floor), 9.04%, due 9/6/2024(3)	3/8/2017	$7,000	$6,962	$7,053
PAE Holding Corporation	Aerospace and Defense	Second Lien Term Loan (3M LIBOR+9.50% with a 1.0% floor), 11.60%, due 10/20/2023(3)	10/20/2016	6,888	6,766	6,802
Ministry Brands, LLC	Business Services	Second Lien Term Loan (2M LIBOR+8.00% with a 1.0% floor), 10.09%, due 6/2/2023(2)	5/30/2018	6,000	5,953	6,000
NAVEX	Software	Second Lien Term Loan (3M LIBOR+7.00%), 9.13%, due 9/5/2026(3)	8/9/2018	4,700	4,659	4,659
PowerSchool	Business Services	Second Lien Term Loan (3M LIBOR+6.75%), 8.96%, due 8/1/2026(3)	6/12/2018	3,800	3,766	3,781
ATP Oil & Gas Corporation/Bennu Oil & Gas, LLC	Oil & Natural Gas Production and Development	Limited Term Royalty Interest (notional rate of 13.2%)(2)(7)(11)	9/30/2014	—	24,561	3,672
Sedgwick	Insurance	Unsecured Term Loan, 9.00%, due 12/31/2026(3)	12/31/2018	3,300	3,254	3,300
DexKo Global, Inc.	Automotive	Second Lien Term Loan (3M LIBOR+8.25% with a 1.0% floor), 10.35%, due 7/24/2025(3)	7/13/2017	2,935	2,917	2,935
WASH Multifamily Acquisition, Inc.	Industrials — Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.00% with a 1.0% floor), 9.04%, due 5/14/2023(3)	5/14/2015	2,978	2,966	2,908

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

September 30, 2019

(in thousands, except share amounts and percentages)

(unaudited)

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(15)	Principal	Cost	Fair Value
Non-affiliate Investments — (Less than 5% owned) — (Continued)
Coinamatic Canada, Inc.(5)	Industrials — Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.00% with a 1.0% floor), 9.04%, due 5/14/2023(3)	5/14/2015	$522	$520	$509
Hayward Industries, Inc.	Consumer Goods	Second Lien Term Loan (1M LIBOR+8.25%), 10.29%, due 8/4/2025(3)	7/18/2017	2,159	2,162	2,051
CentralSquare Technologies	Software	Second Lien Term Loan (1M LIBOR+7.50%), 9.54%, due 8/31/2026(3)	8/15/2018	2,000	1,953	1,903
Ensono	Telecommunications	Second Lien Term Loan (1M LIBOR+9.25%), 11.29%, due 6/27/2026(3)	5/3/2018	1,700	1,639	1,677
Blackboard Transact	Software	Second Lien Term Loan (3M LIBOR+8.50%), 10.76%, due 4/30/2027(2)	3/7/2019	1,455	1,405	1,425
Aptean	Software	Second Lien Term Loan (3M LIBOR+8.50%), 10.60%, due 4/23/2027(2)	2/25/2019	1,400	1,359	1,372
MW Industries (Helix Acquisition)	Industrials	Second Lien Term Loan (3M LIBOR+8.00%), 10.10%, due 9/29/2025(3)	9/28/2017	1,400	1,389	1,340
JS Held	Business Equipment and Services	First Lien Term Loan (LIBOR+6.00%), 8.31%, due 7/1/2025(2)	5/16/2019	1,248	1,218	1,235
JS Held	Business Equipment and Services	Revolver (Funded: Prime+5.00%, Unfunded: 0.5%), 10.00%, due 7/1/2025(2)(12)	5/16/2019	10	7	9
JS Held	Business Equipment and Services	Delayed Draw Term Loan (Funded: LIBOR+6.00%, Unfunded: 1.0%), 8.31%, due 7/1/2025(2)(13)	5/16/2019	—	(6)	(3)
PharMerica	Healthcare	Second Lien Term Loan (1M LIBOR+8.50% with a 1.0% floor), 10.54%, due 3/5/2027(3)	2/19/2019	1,200	1,171	1,212
Caliber Collision	Automotive	Second Lien Term Loan (1M LIBOR+7.25%), 9.29%, due 2/5/2027(3)	12/19/2018	1,100	1,082	1,100
Vertafore, Inc.	Business Services	Second Lien Term Loan (1M LIBOR+7.25%), 9.29%, due 7/2/2026(3)	6/4/2018	900	892	888

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

September 30, 2019

(in thousands, except share amounts and percentages)

(unaudited)

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(15)	Principal	Cost	Fair Value
Non-affiliate Investments — (Less than 5% owned) — (Continued)
Imperial Dade	Food Services	Second Lien Term Loan (1M LIBOR+8.00%), 10.04%, due 6/11/2027(2)	5/20/2019	$833	$813	$825
Imperial Dade	Food Services	Delayed Draw Term Loan (Funded: LIBOR+8.00%), 10.04%, due 6/11/2027(2)(14)	5/20/2019	—	(2)	(2)
Safe Fleet Holdings, LLC	Industrials	Second Lien Term Loan (1M LIBOR+6.75% with a 1.0% floor), 8.79%, due 2/1/2026(3)	1/23/2018	700	697	679
Ardonagh(5)	Insurance	Senior Secured Notes 8.63%, due 7/15/2023(3)	11/2/2018	600	549	573
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Term Loan (Last Out) (1M LIBOR+6.50% with a 1.0% floor), 8.90%, due 1/2/2023(2)(10)	3/21/2018	500	496	500
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Revolver (Last Out) (Funded: 1M LIBOR+6.50% with a 1.0% floor, Unfunded: 0.75%), 8.55%, due 1/2/2023(2)(9)(10)	3/21/2018	—	(11)	—
MedRisk, LLC	Healthcare	Second Lien Term Loan (1M LIBOR+6.75%), 8.79%, due 12/28/2025(3)	1/25/2018	500	498	494
FirstLight Fiber	Telecommunications	Second Lien Term Loan (1M LIBOR+7.50%), 9.54%, due 7/23/2026(3)	6/19/2018	400	396	397
EaglePicher Technologies, LLC	Aerospace and Defense	Second Lien Term Loan (1M LIBOR+7.25%), 9.29% due 3/9/2026(3)	2/23/2018	400	392	388
Edelman Financial Services, LLC	Financial Services	Second Lien Term Loan (1M LIBOR+6.75%), 8.81%, due 7/20/2026(3)	6/26/2018	300	299	300
Subtotal Non-affiliate Investments — (Less than 5% owned)					$80,722	$59,982

Subtotal Portfolio Investments (86.2% of total investments)					$106,750	$62,404

GOVERNMENT SECURITIES
U.S. Treasury Bills (CUSIP 912796SL4)(4)		1.66%	9/30/2019	$10,000	$9,999	$9,999

Subtotal Government Securities (13.8% of total investments)					$9,999	$9,999

TOTAL INVESTMENTS					$116,749	$72,403

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

September 30, 2019

(in thousands, except share amounts and percentages)

(unaudited)

NOTES TO CONSOLIDATED SCHEDULE OF INVESTMENTS

(1)

The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act. We pledged all of our portfolio investments, except our investments in U.S. Treasury Bills, as collateral for obligations under our Credit Facility. See Note 3 to Consolidated Financial Statements. The majority of the investments bear interest at a rate that maybe determined by reference to London Interbank Offered Rate (“LIBOR”) or Prime and which reset daily, monthly, quarterly, semiannually or annually. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect as of September 30, 2019. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate investments, a spread above a reference rate is not applicable. As of September 30, 2019, the index rates for 1M LIBOR, 2M LIBOR, and 3M LIBOR are 2.02%, 2.07%, and 2.09%, respectively. The actual index rate for each investment listed may not be the applicable index rate outstanding as of September 30, 2019, as the loan may have priced or repriced based on an index rate prior to September 30, 2019. Due dates represent the contractual maturity dates. Common stock and units are non-income producing securities, unless otherwise stated.

(2)

The Audit Committee recommends fair values of each asset to our Board of Directors, which in good faith determines the final fair value for each investment. Fair value is determined using unobservable inputs (Level 3 hierarchy), unless otherwise stated. See Note 7 to the Consolidated Financial Statements.

(3)	Fair value is determined using prices with observable market inputs (Level 2 hierarchy). See Note 7 to the Consolidated Financial Statements.
(4)	Fair value is determined using prices for identical securities in active markets (Level 1 hierarchy). See Note 7 to the Consolidated Financial Statements.
(5)

We have determined that this investment is not a “qualifying asset” under Section 55(a) of the Investment Company Act of 1940, or the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. We monitor the status of these assets on an ongoing basis. As of September 30, 2019, 1.73% of our investment portfolio was deemed not to be “qualifying assets” under Section 55(a) of the 1940 Act.

(6)

During the fourth quarter of 2016, we executed a series of amendments to our note purchase and security agreement with OCI Holdings, LLC, or OCI, to allow the company to PIK its LIBOR+12% cash interest for November and December 2016. Also, default interest of $0.1 million and current unpaid interest of $0.4 million was added to the principal balance in the fourth quarter 2016. OCI remains in financial covenant default. During 2017, we executed a number of amendments to our note purchase and security agreement with OCI that allows the company to continue to PIK its LIBOR+12% cash interest during 2017. Through June 30, 2018, we have allowed the company to continue to PIK its 12% cash interest while paying the 2% default interest in cash. In June 2018, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to August 31, 2019. In September 2018, we executed an amendment to our note purchase and security agreement whereby we exchanged $217,625 of cash default interest previously paid to us by the company in 2018 for PIK interest, which was added to the principal outstanding balance of the note, on and as of the date the default interest payment was originally made. This amendment also allows the company to PIK its default interest through December 31, 2018. In 2019, OCI continues to be in default and continues to PIK all of its interest, including default interest. Beginning in the 4th quarter of 2018, OCI subordinated note was placed on non-accrual status. In October 2019, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to February 29, 2020.

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

September 30, 2019

(in thousands, except share amounts and percentages)

(unaudited)

(7)

Effective April 1, 2018, we discontinued income recognition on this investment and it remains on non-accrual status. All production payments received after April 1, 2018 are being applied to our cost basis and considered return of capital. Previously, ATP was on non-accrual status where income was recognized to the extent production payments were received. For more information on ATP, refer to the discussion of the ATP litigation in Note 6 to the Consolidated Financial Statements.

(8)	Non-income producing equity security.
(9)

Represents a revolving line of credit of which $1.7 million of the $1.7 million total commitment is unfunded at September 30, 2019. The revolving line of credit includes a 0.75% unused fee applied to the unfunded amount. In February 2019, ClearChoice executed an amendment to the financing agreement which increased the amount committed by OHAI under the revolving line of credit from $1.6 million to $1.7 million and modified certain other loan covenants.

(10)	Investment is entitled to skim interest which results in a higher interest rate spread of approximately 30 basis points.
(11)	Investment on non-accrual status and therefore non-income producing.
(12)	Represents a revolving line of credit of which $133 thousand of the $143 thousand total commitment is unfunded at September 30, 2019. The revolving line of credit includes a 0.5% unused fee.
(13)	Represents a delayed draw term loan with a total commitment of $306 thousand all of which is unfunded at September 30, 2019. The delayed draw term loan includes a 1.0% unused fee.
(14)	Represents a delayed draw term loan with a total commitment of $167 thousand all of which is unfunded at September 30, 2019.
(15)	Acquisition date represents the date of initial investment in the portfolio investment.

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2018

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(12)	Principal	Cost	Fair Value
Affiliate Investments — (5% to 25% owned)
OCI Holdings, LLC	Home Health Services	Subordinated Note (1M LIBOR+ 19.0% PIK with a 1.0% floor ), 21.51%, due 8/31/2019(2)(6)(11)		$25,711	$23,528	$2,271
OCI Holdings, LLC	Home Health Services	100% of Class A Units in OHA/OCI Investments, LLC representing 20.8% diluted ownership of OCI Holdings, LLC(2)(8)			2,500	—

Subtotal Affiliate Investments — (5% to 25% owned)					$26,028	$2,271

Non-affiliate Investments — (Less than 5% owned)
Equinox Holdings, Inc.	Leisure Goods, Activities, Movies	Second Lien Term Loan (1M LIBOR+7.0% with a 1.0% floor), 9.52%, due 9/6/2024(3)	3/8/2017	$7,000	$6,957	$7,018
PAE Holding Corporation	Aerospace and Defense	Second Lien Term Loan (2M LIBOR+9.50% with a 1.0% floor), 12.12%, due 10/20/2023(3)	10/20/2016	6,888	6,749	6,785
Ministry Brands, LLC	Business Services	Second Lien Term Loan (1M LIBOR+8.0% with a 1.0% floor), 10.52%, due 6/2/2023(2)	5/30/2018	6,000	5,945	5,880
Avantor Performance Materials, Inc.	Chemicals	Senior Unsecured Notes, 9.00%, due 10/1/2025(3)	9/22/2017	5,000	5,000	5,000
ATP Oil & Gas Corporation/Bennu Oil & Gas, LLC	Oil & Natural Gas Production and Development	Limited Term Royalty Interest (notional rate of 13.2%)(2)(7)(11)	9/30/2014	—	26,450	4,778
CVS Holdings I, LP (MyEyeDr)	Retail	Second Lien Term Loan (1M LIBOR+6.75% with a 1.0% floor), 9.28%, due 2/6/2026(3)	2/1/2018	5,000	4,977	4,725
PowerSchool	Business Services	Second Lien Term Loan (1M LIBOR+6.75%), 9.13%, due 8/1/2026(3)	6/12/2018	3,800	3,763	3,762
WASH Multifamily Acquisition, Inc.	Industrials — Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.0% with a 1.0% floor), 9.52%, due 5/14/2023(3)	5/14/2015	3,404	3,388	3,293
Sedgwick	Insurance	Unsecured Term Loan, 9.00%, due 12/31/2026(3)	12/31/2018	3,300	3,251	3,251

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2018

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(12)	Principal	Cost	Fair Value
Non-affiliate Investments — (Less than 5% owned) — Continued
DexKo Global, Inc.	Automotive	Second Lien Term Loan (3M LIBOR+8.25% with a 1.0% floor), 11.05%, due 7/24/2025(3)	7/13/2017	$3,000	$2,979	$3,000
TIBCO Software, Inc.	Software	Senior Unsecured Notes, 11.38%, due 12/1/2021(3)	7/7/2015	2,100	1,995	2,200
Hayward Industries, Inc.	Consumer Goods	Second Lien Term Loan (1M LIBOR+8.25%), 10.77%, due 8/04/2025(3)	7/18/2017	2,159	2,163	2,127
CentralSquare Technologies	Software	Second Lien Term Loan (1M LIBOR+7.50%), 10.02%, due 8/31/2026(3)	8/15/2018	2,000	1,950	2,000
Ensono	Telecommunications	Second Lien Term Loan (1M LIBOR+9.25%), 11.77%, due 6/27/2026(3)	5/3/2018	1,700	1,635	1,653
MW Industries (Helix Acquisition)	Industrials	Second Lien Term Loan (3M LIBOR+8.0%), 10.80%, due 9/29/2025(3)	9/28/2017	1,400	1,388	1,379
Allied Universal Holdco, LLC	Business Services	Second Lien Term Loan (1M LIBOR+8.50% with a 1.0% floor), 11.02%, due 7/28/2023(3)	3/15/2018	1,250	1,250	1,191
Vertafore, Inc.	Business Services	Second Lien Term Loan (3M LIBOR+7.25%), 10.05%, due 7/2/2026(3)	6/4/2018	900	891	865
Safe Fleet Holdings, LLC	Industrials	Second Lien Term Loan (1M LIBOR+6.75% with a 1.0% floor), 9.13%, due 2/1/2026(3)	1/23/2018	700	697	665
Coinamatic Canada, Inc.(5)	Industrials — Laundry Equipment	Second Lien Term Loan (1M LIBOR+7.0% with a 1.0% floor), 9.52%, due 5/14/2023(3)	5/14/2015	596	593	577
Ardonagh(5)	Insurance	Senior Secured Notes, 8.625%, due 7/15/2023(3)	11/2/2018	600	541	513
MedRisk, LLC	Healthcare	Second Lien Term Loan (1M LIBOR+6.75%), 9.27%, due 12/28/2025(3)	1/25/2018	500	498	491
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Term Loan (Last Out) (1M LIBOR+6.50% with a 1.0% floor), 9.13%, due 1/2/2023(2)(10)	3/21/2018	500	496	487

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2018

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Acquisition Date(12)	Principal	Cost	Fair Value
Non-affiliate Investments — (Less than 5% owned) — Continued
ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Revolver (Last Out) (Funded: 1M LIBOR+6.50% with a 1.0% floor, Unfunded: 0.75%), 9.29%, due 1/2/2023(2)(9)(10)	3/21/2018	$375	$361	$336
FirstLight Fiber	Telecommunications	Second Lien Term Loan (1M LIBOR+7.50%), 10.02%, due 7/23/2026(3)	6/19/2018	400	396	393
NAVEX	Software	Second Lien Term Loan (1M LIBOR+7.00%), 9.53%, due 9/5/2026(3)	8/9/2018	400	396	386
EaglePicher Technologies, LLC	Aerospace and Defense	Second Lien Term Loan (1M LIBOR+7.25%), 9.77%, due 3/9/2026(3)	2/23/2018	300	298	294
Edelman Financial Services, LLC	Financial Services	Second Lien Term Loan (3M LIBOR+6.75%), 9.19%, due 7/20/2026(3)	6/26/2018	300	299	286
Subtotal Non-affiliate Investments — (Less than 5% owned)					$85,306	$63,335

Subtotal Portfolio Investments (81.4% of total investments)					$111,334	$65,606

GOVERNMENT SECURITIES
U.S. Treasury Bills (CUSIP 912796LC1)(4)		2.28%	12/21/2018	$15,000	$14,989	$14,989

Subtotal Government Securities (18.6% of total investments)					$14,989	$14,989

TOTAL INVESTMENTS					$126,323	$80,595

NOTES TO CONSOLIDATED SCHEDULE OF INVESTMENTS

(1)

The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act. We pledged all of our portfolio investments, except our investments in U.S. Treasury Bills, as collateral for obligations under our Credit Facility. See Note 3 to Consolidated Financial Statements. For each, the Company has provided the spread over LIBOR or Prime and the weighted average current interest rate in effect as of December 31, 2018. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate investments, a spread above a reference rate is not applicable. As of December 31, 2018, the index rates for 1M LIBOR, 2M LIBOR, and 3M LIBOR are 2.50%, 2.61%, and 2.81%, respectively. The actual index rate for each investment listed may not be the applicable index rate outstanding as of December 31, 2018, as the loan may have priced or repriced based on an index rate prior to December 31, 2018. Due dates represent the contractual maturity dates. Common stock and units are non-income producing securities, unless otherwise stated.

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2018

(in thousands, except share amounts and percentages)

(2)

The Audit Committee recommends fair values of each asset to our Board of Directors, which in good faith determines the final fair value for each investment. Fair value is determined using unobservable inputs (Level 3 hierarchy), unless otherwise stated. See Note 10 to the Consolidated Financial Statements.

(3)	Fair value is determined using prices with observable market inputs (Level 2 hierarchy). See Note 10 to the Consolidated Financial Statements.
(4)	Fair value is determined using prices for identical securities in active markets (Level 1 hierarchy). See Note 10 to the Consolidated Financial Statements.
(5)

We have determined that this investment is not a “qualifying asset” under Section 55(a) of the Investment Company Act of 1940, or the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. We monitor the status of these assets on an ongoing basis. As of December 31, 2018, 1.4% of our investment portfolio was deemed not to be “qualifying assets” under Section 55(a) of the 1940 Act.

(6)

During the fourth quarter of 2016, we executed a series of amendments to our note purchase and security agreement with OCI Holdings, LLC, or OCI, to allow the company to PIK its LIBOR+12% cash interest for November and December 2016. Also, default interest of $0.1 million and current unpaid interest of $0.4 million was added to the principal balance in the fourth quarter 2016. OCI remains in financial covenant default. During 2017, we executed a number of amendments to our note purchase and security agreement with OCI that allows the company to continue to PIK its LIBOR+12% cash interest during 2017. Through June 30, 2018, we have allowed the company to continue to PIK its 12% cash interest while paying the 2% default interest in cash. In June 2018, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to August 31, 2019. In September 2018, we executed an amendment to our note purchase and security agreement whereby we exchanged $217,625 of cash default interest previously paid to us by the company in 2018 for PIK interest, which was added to the principal outstanding balance of the note, on and as of the date the default interest payment was originally made. This amendment also allows the company to PIK its default interest through December 31, 2018. Beginning in the 4th quarter of 2018, OCI subordinated note was placed on non-accrual status.

(7)

Effective April 1, 2018, we discontinued income recognition on this investment and it remains on non-accrual status. All production payments received after April 1, 2018 are being applied to our cost basis and considered return of capital. Previously, ATP was on non-accrual status where income was recognized to the extent production payments were received. For more information on ATP, refer to the discussion of the ATP litigation in Note 7 to the Consolidated Financial Statements.

(8)	Non-income producing equity security.
(9)

Represents a revolving line of credit of which $1.2 million of the $1.6 million total commitment is unfunded at December 31, 2018. The revolving line of credit includes a 0.75% unused fee applied to the unfunded amount.

(10)	Investment is entitled to skim interest which results in a higher interest rate spread of approximately 28 basis points.
(11)	Investment on non-accrual status and therefore non-income producing.
(12)	Acquisition date represents the date of the initial investment in the portfolio investment.

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED FINANCIAL HIGHLIGHTS

(unaudited)

	For the nine months ended September 30,
	2019	2018
Per Share Data(1)
Net asset value, beginning of period	$1.78	$2.37
Net investment income (loss), net of tax	(0.06)	0.03
Net realized and unrealized gain (loss) on investments	0.10	(0.19)

Net increase (decrease) in net assets resulting from operations(5)	0.04	(0.16)

Distributions to common stockholders
Distributions from distributable earnings	—	(0.06)
Return of capital	(0.06)	—

Net decrease in net assets from distributions(5)	(0.06)	(0.06)

Net asset value, end of period(5)	$1.76	$2.15

Market value, beginning of period	$1.01	$1.15
Market value, end of period	$1.30	$1.53
Market value return(2)(3)	36.6%	38.0%
Net asset value return(3)	4.9%	(5.7)%

Ratios and Supplemental Data
($ and shares in thousands)
Net assets, end of period	$35,504	$43,352
Average net assets	$36,670	$48,462
Common shares outstanding, end of period	20,172	20,172
Total operating expenses and taxes/average net assets(4)	21.0%	17.0%
Net investment income (loss)/average net assets(4)	(4.4)%	1.7%
Portfolio turnover rate	18.9%	32.9%

Expense Ratios (as a percentage of average net assets)(4)
Interest expense and bank fees	6.7%	6.6%
Management fees	3.4%	3.2%
Incentive fees	0.2%	—%
Costs related to strategic alternatives review	3.9%	0.2%
Other operating expenses, including provision for income taxes	6.8%	7.0%

Total operating expenses, including provision for income taxes	21.0%	17.0%

(1)	Per share data is based on weighted average number of common shares outstanding for the period. Per share data may not total due to rounding.
(2)

Total return based on market value is calculated as the change in market value per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with our dividend reinvestment plan.

(3)	Not annualized.
(4)	Annualized.
(5)	Totals may not sum due to rounding.

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019

(unaudited)

Note 1: Organization

These consolidated financial statements present the financial position, results of operations and cash flows of OHA Investment Corporation and its consolidated subsidiaries (collectively “we,” “us,” “our” and “OHAI”). We are a specialty finance company that was organized in July 2004 as a Maryland corporation. Our investment objective is to generate both current income and capital appreciation primarily through debt investments, some of which include equity components. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company, or a BDC, under the 1940 Act. For federal income tax purposes we operate so as to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We have several direct and indirect subsidiaries that are single-member limited liability companies and wholly-owned limited partnerships established to hold certain portfolio investments or provide services to us in accordance with specific rules prescribed for a company operating as a RIC. We consolidate the financial results of our wholly-owned subsidiaries for financial reporting purposes, and we do not consolidate the financial results of our portfolio companies.

On September 30, 2014, our stockholders approved the appointment of Oak Hill Advisors, L.P., or OHA, as our investment advisor, replacing NGP Investment Advisor, LP, which had been our investment advisor since our inception. In connection with this change in investment advisor, we changed our name from NGP Capital Resources Company to OHA Investment Corporation. OHA is a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act. OHA acts as our investment advisor and administrator pursuant to an investment advisory agreement and an administration agreement, respectively, each dated as of September 30, 2014, which we refer to as the Investment Advisory Agreement and the Administration Agreement, respectively. See Note 4.

On July 31, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Portman Ridge Finance Corporation (“PTMN”), Storm Acquisition Sub Inc. (“Acquisition Sub”), and Sierra Crest Investment Management LLC, the investment adviser to PTMN and an affiliate of BC Partners Advisors L.P. and LibreMax Capital LLC. (“PTMN Adviser”). The transaction is the result of OHAI’s previously announced review of strategic alternatives and has been approved by a unanimous vote of the Special Committee of the Board of Directors of OHAI, the Board of Directors of OHAI (other than directors affiliated with Oak Hill Advisors, L.P., the external adviser to OHAI, who abstained from voting) and the Board of Directors of PTMN.

Under the terms of the proposed transaction, OHAI stockholders will receive a combination of (i) a minimum of $8 million in cash (approximately $0.40 per share) from PTMN (as may be adjusted as described below); (ii) PTMN shares valued at 100% of PTMN’s net asset value per share at the time of closing of the transaction in an aggregate number equal to OHAI’s net asset value at closing minus the $8 million PTMN cash merger consideration (as may be adjusted as described below); and (iii) an additional cash payment from the PTMN Adviser, of $3 million in the aggregate, or approximately $0.15 per share.

If the aggregate number of shares of PTMN stock to be issued in connection with the merger would exceed 19.9% of the issued and outstanding shares of PTMN common stock immediately prior to the transaction closing, then the cash consideration payable by PTMN will be increased to the minimum extent necessary such that the aggregate number of shares of PTMN common stock to be issued in connection with the merger does not exceed such threshold. The exact exchange ratio for the stock component of the merger will be determined by the net asset value of OHAI and PTMN as of the closing, calculated as of 5:00 p.m. New York City time on the day prior to the closing of the transaction. In addition to approval by OHAI’s stockholders, the closing of the merger is

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

subject to customary conditions. The parties currently expect the transaction to be completed in the fourth calendar quarter of 2019.

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of PTMN’s and OHAI’s businesses during the period prior to the closing of the Merger. OHAI has agreed to convene and hold a stockholder meeting for the purpose of obtaining the approval for the First Merger by OHAI’s stockholders, and has agreed to recommend that the stockholders approve the proposal.

The Merger Agreement provides that OHAI may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, the OHAI board of directors (“OHAI Board”) may, subject to certain conditions and payment of a termination fee of approximately $1.3 million, terminate the Merger Agreement and enter into an agreement with respect to a bona fide, unsolicited, written and binding competing proposal that is fully financed or has fully committed financing made by a third party if it determines in good faith, after consultation with its financial advisors and outside legal advisors, and considering all legal, financial, regulatory and other material aspects of, and the identity of the third party making, the competing proposal and such factors as the OHAI Board considers in good faith to be appropriate, (1) is more favorable to stockholders of OHAI from a financial point of view than the transactions contemplated by the Merger Agreement (including any revisions to the terms and conditions of the Merger Agreement proposed by PTMN to OHAI in writing in response to such competing proposal) and (2) is reasonably likely of being completed on the terms proposed on a timely basis (the “Superior Proposal”).

Consummation of the Merger is subject to certain closing conditions, including (1) requisite approval of OHAI stockholders, (2) approval for listing on The Nasdaq Global Select Market of the shares of PTMN common stock to be issued in the Merger, (3) effectiveness of the registration statement on Form N-14, which will include a proxy statement of OHAI and a prospectus of PTMN, (4) the absence of certain legal impediments to the consummation of the First Merger, (5) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement, and (6) a requirement that, as of the Determination Date, each of OHAI and PTMN deliver to each other a calculation of the net asset value as of the day prior to the closing date of OHAI and PTMN, as applicable.

The Merger Agreement also contains certain termination rights in favor of PTMN and OHAI, including if the Merger is not completed on or before January 31, 2020 or if the requisite approval of OHAI’s stockholders are not obtained. The Merger Agreement also provides that, upon the termination of the Merger Agreement under certain circumstances, OHAI may be required to pay PTMN, a termination fee of approximately $1.3 million or, at PTMN’s option, pay PTMN for damages subject to certain caps. Similarly, the Merger Agreements provides that, upon the termination of the Merger Agreement under certain circumstances, PTMN may be required to pay OHAI, a termination fee of approximately $1.3 million or, at OHAI’s option, pay OHAI for damages subject to certain caps. If this Merger Agreement is terminated by OHAI or PTMN under certain circumstances, including when the requisite approval of OHAI’s stockholders are not obtained, and no termination fee is otherwise required to be paid by OHAI in connection therewith, then OHAI will be required to reimburse PTMN and its affiliates for half of their reasonable and documented out-of-pocket fees and expenses incurred and payable by PTMN or Acquisition Sub or on their behalf in connection with or related to the Merger Agreement or the transactions contemplated thereby, subject to a cap of $500,000.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

On November 4, 2019, PTMN filed an amended registration statement on Form N-14, which included a joint prospectus and proxy statement of OHAI and PTMN. The registration statement on Form N-14 was declared effective by the SEC on November 6, 2019. The special meeting for our stockholders is scheduled for December 12, 2019 to vote on the matters described in the proxy statement as required by the Merger Agreement.

Note 2: Basis of Presentation

These interim unaudited consolidated financial statements include the accounts of OHAI and its consolidated subsidiaries. The effects of all intercompany transactions between OHAI and its subsidiaries have been eliminated in consolidation. We prepare the interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). OHAI is an investment company following the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Company (“ASC 946”). Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and ASC 946, we are precluded from consolidating portfolio company investments, including those in which it has a controlling interest, unless the portfolio company is another investment company. An exception to the general principle occurs if OHAI holds a controlling interest in an operating company that provides all or substantially all of its services directly to us or to our portfolio companies. None of the portfolio investments made by OHAI qualify for this exception. Therefore, our investment portfolio is carried on the Consolidated Balance Sheets at fair value.

We omit certain information and footnote disclosures normally included in audited financial statements prepared in accordance with GAAP pursuant to such rules and regulations. We believe we include all adjustments which are of a normal recurring nature, so that these financial statements fairly present our financial position, results of operations and cash flows. Interim results are not necessarily indicative of results for a full year or any other interim period. You should read these unaudited consolidated financial statements in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2018.

Preparing interim consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes thereto, including the estimated fair values of our investment portfolio discussed in Note 7. Although we believe our estimates and assumptions are reasonable, actual results could differ materially from these estimates. Certain prior period information has been reclassified to conform to the current period presentation. The reclassification has no effect on the company’s consolidated financial position or the consolidated results of operations as previously reported.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments with an original maturity of three months or less in accounts such as demand deposit accounts, money market accounts, certain overnight investment sweep accounts and money market fund accounts. We record cash and cash equivalents at cost, which approximates fair value. As of September 30, 2019, OHAI held $0.5 million in bank demand deposits and $4.0 million in money market funds.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

Payment-in-Kind Interest and Dividends

We have investments in our portfolio that contain payment-in-kind, or PIK, interest provisions. We compute PIK interest income at the contractual rate specified in each investment agreement, and we add that amount to the principal balance of the investment. For investments with PIK interest, we calculate our income accruals on the principal balance plus any PIK amounts. If the portfolio company’s projected cash flows, further supported by estimated total enterprise value, are not sufficient to cover the contractual principal and interest, as applicable, we do not accrue PIK interest income on the investment. To maintain our RIC status, we must pay out this non-cash income to stockholders in the form of distributions, even though we have not yet collected the cash. We did not record any PIK interest income for the three months ended September 30, 2019 and we recorded $0.7 million for the three months ended September 30, 2018 related to our investment in OCI subordinated notes. We did not record any PIK interest income for the for the nine months ended September 30, 2019, and we recorded $2.7 million for the nine months ended September 30, 2018 related to our investment in OCI subordinated notes. Beginning in October 2018, we discontinued recognizing any PIK interest income on our investment in OCI’s subordinated notes from a tax and GAAP perspective.

Distributions

We record distributions to stockholders on the ex-dividend date. We have historically made distributions each year in an amount sufficient to maintain our status as a RIC for federal income tax purposes and to eliminate federal excise tax liability. We currently intend to consider making quarterly distributions to stockholders through the closing of the Merger. Each quarter, we estimate our annual taxable earnings. The Board of Directors considers this estimate and determines the distribution amount, if any. We generally declare our distributions each quarter and pay them shortly thereafter. The following table summarizes our recent distribution history:

Declaration Date	Per Share Amount	Record Date	Payment Date
May 8, 2018	$0.02	June 30, 2018	July 9, 2018
September 13, 2018	0.02	September 30, 2018	October 9, 2018
December 12, 2018	0.02	December 31, 2018	January 9, 2019
March 13, 2019	0.02	March 28, 2019	April 9, 2019
May 7, 2019	0.02	June 28, 2019	July 9, 2019
September 11, 2019	0.02	September 30, 2019	October 9, 2019

Note 3: Credit Facilities and Borrowings

We are party to a Credit Agreement (the “Credit Facility”), dated September 9, 2016, with MidCap Financial Trust, as administrative agent. The initial size of the Credit Facility was $56.5 million with a maturity date of March 9, 2018, with an option to extend for a six-month period, subject to certain conditions. The initial proceeds of $40.5 million from the Credit Facility were used to pay off the $38.5 million outstanding balance of our previous credit facility with SunTrust Bank, pay transaction expenses and provide balance sheet cash. The remaining $16.0 million consisted of a delayed draw term loan and was committed for one year.

On November 10, 2017, we entered into an amendment to the Credit Facility whereby we agreed to make a voluntary principal prepayment in the amount of $4.5 million, reducing the total principal amount outstanding to $36.0 million, and the lenders agreed not to test certain covenants at certain determination dates.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

On February 2, 2018, we exercised the option to extend the Credit Facility through September 9, 2018, as permitted in our existing Credit Agreement.

On September 7, 2018, we entered into an amendment to extend the maturity date of the Credit Facility to September 9, 2019, which can be extended for an additional six-month period at our option. In connection with the extension, we made a repayment of principal of $7.0 million of its Credit Facility, reducing the principal amount outstanding to $29.0 million. The $7.0 million principal repayment was available to us to be re-borrowed as a delayed draw term loan, which is committed until September 9, 2019. In addition, the interest rate for the borrowings under the Credit Facility was reduced to LIBOR plus 4.95% for Eurodollar Loans and prime plus 3.95% for Base Rate Loans. Certain financial covenants were also amended.

On January 7, 2019 we borrowed an additional $3.0 million under the Credit Facility as a delayed draw term loan. On February 11, 2019 we repaid $2.0 million on our delayed draw term loan leaving $4.0 million available to draw.

On August 5, 2019, we exercised our option to extend the credit facility through March 9, 2020, as permitted in our existing Credit Agreement.

As of September 30, 2019, the total amount outstanding under the Credit Facility was $30.0 million. As of December 31, 2018, the total amount outstanding under the Credit Facility was $29.0 million with $7.0 million available to draw. The total amount outstanding on the Credit Facility is shown net of unamortized debt issuance costs of $0.1 million and $0.1 million on our Consolidated Balance Sheet as of September 30, 2019 and December 31, 2018, respectively. Substantially all of our assets, except our investments in U.S. Treasury Bills, are pledged as collateral for the obligations under the Credit Facility. The Credit Facility bears an interest rate of Adjusted LIBOR plus 4.95% for Eurodollar Loans, subject to a 1% LIBOR floor, and Base Rate plus 3.95% for Base Rate Loans. As of September 30, 2019, the interest rate on our outstanding principal balance of $30.0 million was 7.05%.

The Credit Facility contains affirmative and reporting covenants and certain financial ratio and restrictive covenants, including prohibiting us from repurchasing our common stock. We have complied with the covenants from the date of the Credit Agreement through September 30, 2019, and had no existing defaults or events of default under the Credit Facility. The financial covenants, with terms as defined in the Credit Agreement, are:

•	maintain a Debt to Tangible Net Worth Ratio of not more than 1.00:1.00 as determined on the last day of each calendar month,

•	maintain at all times a minimum liquidity in the form of Cash or Cash Equivalents of at least $1.0 million,

•	maintain a Debt to Fair Market Value Ratio of not more than 0.50:1.00 at any time, and

•	maintain the Fair Market Value of Liquid Portfolio Investments as a percentage of outstanding aggregate principal balance to not be less than 100%.

In connection with the Merger, PTMN will pay off the outstanding principal and accrued interest under the Credit Facility.

At the end of each quarter, we may take proactive steps to preserve investment flexibility for the next quarter by investing in cash equivalents, which includes purchasing U.S. Treasury Bills, by utilizing repurchase agreements on a temporary basis. On September 30, 2019, we purchased $10.0 million of U.S. Treasury Bills and

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

contemporaneously entered into a $9.8 million repurchase arrangement with a global financial institution to finance such purchase. Under the repurchase arrangement, we transferred $10.0 million of U.S. Treasury Bills and $0.2 million of cash as collateral was returned to us, under the repurchase agreement. We repaid the $9.8 million borrowed under the repurchase agreement, and the $0.2 million cash collateral was returned to us, net of a $1 thousand financing fee, upon maturity of the U.S. Treasury Bills on October 3, 2019. We account for the transfer of the U.S. Treasury Bills under the repurchase agreement as a secured borrowing in accordance with GAAP. As a result, the U.S. Treasury Bills are recorded on our books as investments in U.S. Treasury Bills, and the amount outstanding under the repurchase agreement is recorded as a current liability at September 30, 2019.

On December 21, 2018, we purchased $15.0 million of U.S. Treasury Bills and contemporaneously entered into a $14.7 million repurchase arrangement with a global financial institution to finance such purchase. Under the repurchase arrangement, we transferred $15.0 million of U.S. Treasury Bills and $0.3 million of cash as collateral under the repurchase agreement. We repaid the $14.7 million borrowed under the repurchase agreement, and the $0.3 million cash collateral was returned to us, net of a $14 thousand financing fee, upon maturity of the U.S. Treasury Bills on January 2, 2019. We account for the transfer of the U.S. Treasury Bills under the repurchase agreement as a secured borrowing in accordance with GAAP. As a result, the U.S. Treasury Bills are recorded on our books as investments in U.S. Treasury Bills, and the amount outstanding under the repurchase agreement is recorded as a current liability December 31, 2018.

Note 4: Investment Management

Investment Advisory Agreement

On September 30, 2014, we entered into the Investment Advisory Agreement with OHA, an investment adviser registered under the Advisers Act pursuant to which OHA replaced NGP Investment Advisor, LP as our investment advisor. The Investment Advisory Agreement was most recently re-approved by our Board of Directors, a majority of whom are not “interested” persons (as defined in the 1940 Act) of us, on August 6, 2019. Pursuant to the Investment Advisory Agreement, OHA implements our business strategy on a day-to-day basis and performs certain services for us, subject to the supervision of our Board of Directors. Under the Investment Advisory Agreement, we pay OHA a fee consisting of two components — a base management fee and an incentive fee.

Base Management Fee: The base management fee is paid quarterly in arrears, and is calculated by multiplying the average value of our total assets (excluding cash, cash equivalents and U.S. Treasury Bills that are purchased with borrowed funds solely for the purpose of satisfying quarter-end diversification requirements related to our election to be taxed as a RIC under the Code or to preserve future investment flexibility), as of the end of the two immediately prior fiscal quarters, by a rate of 1.75% per annum. For the three months ended September 30, 2019 and 2018, we incurred $0.3 million and $0.4 million, respectively, in base management fees. For the nine months ended September 30, 2019 and 2018, we incurred $0.9 million and $1.2 million, respectively, in base management fees.

Incentive Fee: The incentive fee consists of two parts. The first part, the investment income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the fiscal quarter for which the fee is being calculated. Pre-incentive fee net investment income means interest income, dividend income, royalty payments, net profits interest payments, and any other income (including any other fees, such as commitment, origination, syndication, structuring, diligence, monitoring and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus our operating

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement, and any interest expense and distributions paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Accordingly, we may pay an incentive fee based partly on accrued investment income, the collection of which is uncertain or deferred. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses, or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less liabilities at the end of the immediately preceding fiscal quarter) is compared to a “hurdle rate” of 1.75% per quarter (7% annualized). OHA receives no incentive fee for any fiscal quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate. OHA receives an incentive fee equal to 100% of our pre-incentive fee net investment income for any fiscal quarter in which our pre-incentive fee net investment income exceeds the hurdle rate but is less than 2.1875% (8.75% annualized) of net assets (also referred to as the “catch up” provision) plus 20% of our pre-incentive fee net investment income for such fiscal quarter greater than 2.1875% (8.75% annualized) of net assets.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each fiscal year (or, upon termination of the Investment Advisory Agreement, as of the termination date). The capital gains incentive fee is equal to 20% of our cumulative aggregate realized capital gains from September 30, 2014 through the end of that fiscal year, computed net of our cumulative aggregate realized capital losses and cumulative aggregate unrealized depreciation on investments for the same time period. The aggregate amount of any previously paid capital gains incentive fees to OHA is subtracted from the capital gains incentive fee calculated. If such amount is negative, then there is no capital gains fee for such year. For the purposes of the capital gains incentive fee, any gains and losses associated with our investment portfolio as of September 30, 2014 shall be excluded from the capital gains incentive fee calculation. For the three months ended September 30, 2019 we reduced our capital gains incentive fee accrual by $32 thousand to $46 thousand and for the three months ended September 30, 2018 we did not accrue any capital gains incentive fees. For the nine months ended September 30, 2019 we accrued $46 thousand in capital gains incentive fees and for the nine months ended September 30, 2018 we did not accrue any capital gains incentive fees.

On November 10, 2017, we entered into an Incentive Fee Waiver Agreement with OHA whereby OHA agreed to waive any incentive fees earned relating to fiscal years 2017 and 2018. Under the Incentive Fee Waiver Agreement, any capitalized gains fees that would have been earned and accrued during 2017 and 2018, which under our Investment Advisory Agreement would not have been paid until 2018 and 2019, respectively, has been waived. The Incentive Fee Waiver Agreement with OHA expired on December 31, 2018.

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, by a vote of our Board of Directors or a vote of the holders of at least a majority of our outstanding voting securities (within the meaning of the 1940 Act) on 60 days’ written notice to OHA, and would automatically terminate in the event of its “assignment” (within the meaning of the 1940 Act). OHA may terminate the Investment Advisory Agreement without penalty by providing us at least 60 days’ written notice. Pursuant to the Investment Advisory Agreement, OHA pays the compensation expense of its investment professionals, who provide management and investment advisory services to us. We bear all other costs and expenses of our operations and transactions.

Administration Agreement

Under the Administration Agreement, OHA furnishes us with certain administrative services, personnel and facilities. The Administration Agreement was most recently re-approved by our Board of Directors on August 6,

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

2019. Payments under the Administration Agreement are equal to our allocable portion of OHA’s overhead in performing its obligations under the Administration Agreement, including all administrative services necessary for our operation and the conduct of our business. The Administration Agreement may be terminated at any time, without penalty, by a vote of our Board of Directors or by OHA upon 60 days’ written notice to the other party.

We owed $0.1 million and $0.6 million to OHA under the Administration Agreement as of September 30, 2019 and December 31, 2018, respectively, for expenses incurred on our behalf for the final month of the respective quarterly period. We include these amounts in accounts payable and due to affiliate on our Consolidated Balance Sheets.

Note 5: Federal Income Taxes

We operate so as to qualify, for tax purposes, as a RIC under Subchapter M of Chapter 1 of the Code. As a RIC, we are generally not subject to corporate-level U.S. federal income taxes on the portion of our investment company taxable income and net capital gain (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we distribute to our stockholders. To qualify as a RIC, we are required, among other things, to distribute to our stockholders each year at least 90% of investment company taxable income, as defined by the Code, and to meet certain asset-diversification requirements.

Certain of our wholly owned subsidiaries, or Taxable Subsidiaries, have elected to be taxed as corporations for federal income tax purposes. The Taxable Subsidiaries hold certain of our portfolio investments and are consolidated for financial reporting purposes, but not for income tax reporting purposes. These Taxable Subsidiaries permit us to hold equity investments in portfolio companies that are “pass through” entities for tax purposes, in order to comply with the “source-of-income” requirements that must be satisfied to maintain our qualification as a RIC. The Taxable Subsidiaries may generate income tax expense or benefit, which is reflected on our Consolidated Statements of Operations.

On December 22, 2017, the U.S. government enacted significant tax legislation commonly referred to as the Tax Act and Job Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including but not limited to, (1) reducing the U.S. federal corporate income tax rate from 35 percent to 21 percent, (2) repealing the Corporate Alternative Minimum Tax (AMT), (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries, (4) creating a new limitation on deductible interest expense, (5) changing rules related to the use and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017 and (6) the requirement to pay a one-time transition tax on all undistributed earnings of foreign subsidiaries.

In connection with our analysis of the impact of the Tax Act, we recorded a net tax expense of approximately $12.2 million in the period ending December 31, 2017 which consisted of a reduction of deferred tax assets previously valued at 34%. This tax expense and reduction in deferred tax assets was fully offset by a simultaneous reduction in our valuation allowance. The reduction in the U.S. federal rate is expected to positively impact our future U.S. after tax earnings.

In addition, due to the Tax Act, we are eligible for a full refund of our AMT credit carryforward. Accordingly, the valuation allowance related to this AMT credit carryforward has been released in the amount of $632,000, or $0.03 per share. The valuation allowance related to other net deferred tax assets remains. Therefore, the associated valuation allowance has been released for the full AMT credit carryforward at this time.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

Tax years from 2014 forward remain open to examination by the major taxing jurisdictions to which OHAI is subject; however, net operating losses originating in prior years are subject to examination when utilized. Our Taxable Subsidiaries have federal net operating loss carryforwards of $88.2 million of which $79.7 million expire in various years through 2037 and the remaining $8.5 million may be carried forward indefinitely as per the Tax Act. Federal and state laws impose limitations on the utilization of capital losses and NOLs in the event of an “ownership” change for tax purposes, as defined by Sections 382 and 383 of the Internal Revenue Code. An ownership change at either the RIC entity or Taxable Subsidiary level, if one were to occur, would limit our ability to use pre-ownership change NOLs to offset post-ownership change taxable income. An ownership change would also limit our ability to use pre-ownership change capital losses to offset post-ownership change capital gains.

Note 6: Commitments and Contingencies

As of September 30, 2019, we had investments in 28 active portfolio companies totaling $106.8 million (cost basis). Of these 28 active portfolio companies, OHAI had already funded investments in the amount of $106.8 million. We had $0.2 million due to a broker for unsettled trades in U.S. Treasury Bills. As of September 30, 2019 there were outstanding unfunded commitments of $2.3 million related to our investments in the ClearChoice revolving credit facility, Imperial Dade delayed draw term loan, JS Held delayed draw term loan, and JS Held revolving credit facility. As of December 31, 2018, we had investments in 26 active portfolio companies totaling $111.3 million. Of these 26 active portfolio companies, we had already funded investments in the amount of $108.1 million and there were outstanding unfunded commitments of $1.2 million related to our investment in ClearChoice revolving credit facility, $1.1 million related to an investment we committed to in December of 2018, and $3.3 million due to broker for unsettled trades.

We have continuing obligations under the Investment Advisory Agreement and the Administration Agreement with OHA. See Note 4. The agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or the reckless disregard of its duties and obligations, OHA and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with OHA will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of services under the agreements or otherwise as our investment advisor or administrator. The agreements also provide that OHA and its affiliates will not be liable to us or any stockholder for any error of judgment, mistake of law, any loss or damage with respect to any of our investments or any action taken or omitted to be taken by OHA in connection with the performance of any of its duties or obligations under the agreements or otherwise as investment advisor or administrator to us, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services.

In the normal course of business, we enter into a variety of undertakings containing a variety of representations that may expose us to some risk of loss. We do not expect significant losses, if any, from such undertakings.

In the quarter ended June 30, 2018, we wrote off our investment in Castex Energy 2005, L.P., or Castex. Previously, Castex filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on October 16, 2017. According to the filing, Castex and its affiliates in bankruptcy entered into a restructuring support agreement with pre-petition lenders holding approximately 86% in principal amount of claims under the pre-petition credit facility. On February 26, 2018, we agreed to a settlement and agreed to withdraw our confirmation objections to the Debtors’ Joint Plan of Reorganization under Chapter 11 of the Bankruptcy code in exchange for the potential

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

to receive some amount of cash and warrants in the reorganized company. This agreement was approved by the Bankruptcy court on February 27, 2018. At this time we are unable to determine the value of a recovery, if any, resulting from the settlement which will be dependent upon the ultimate pool of unsecured claims.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the normal course of business. While we cannot predict the outcome of these proceedings with certainty, we do not believe that an adverse result in any pending legal proceeding would be material to our business, financial condition or cash flows.

Status of Investment. As of September 30, 2019, our unrecovered investment was $43.5 million, and we had received aggregate royalty payments of $41.0 million since the date of ATP’s bankruptcy filing. As of September 30, 2019, we had incurred legal and consulting fees totaling $6.5 million in connection with the enforcement of our rights under the ORRIs. On various occasions, we have provided notice that such legal expenses will be added to our unrecovered investment balance to the extent they are not reimbursed. To date, we have not received any payments on account of legal expenses aside from our receipt of regular monthly production payments. As a result, we added our legal expenses to the unrecovered investment balance in accordance with our transaction documents. As of September 30, 2019, substantially all of the $6.5 million in legal and consulting fees have been added to, and are thus included in, the unrecovered investment balance under the terms of our transaction documents. Legal expenses of $1.2 million have been added to our unrecovered investment balance during the nine months ended September 30, 2019. Production recommenced on the MC941 and MC 942 wells in April 2018. Previously, these wells ceased production in November 2016 as a result of the Bennu Chapter 7 bankruptcy. In August 2017, the bankruptcy court authorized the sale of certain assets including MC 941 and MC 942 to Equinor, formerly known as StatOil USA E&P, Inc. Equinor recommenced production on these wells in April 2018. Equinor disputes that legal fees are eligible to be included in our unrecovered investment balance, but given that current production is not expected to be sufficient to pay the primary sum and notional interest accruing (which Equinor does not dispute), this legal fee issue is not ripe for debate and efforts are not currently ongoing to resolve it. We note that the fair value of our investment in ATP ORRI is $3.7 million as of September 30, 2019.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

Note 7: Fair Value

Our investments consisted of the following as of September 30, 2019 and December 31, 2018:

	September 30, 2019				December 31, 2018
(Dollar amounts in thousands)	Cost	% of total	Fair Value	% of total	Cost	% of total	Fair Value	% of total
Portfolio investments
First lien secured debt	$1,714	1.5%	$1,735	2.4%	$496	0.4%	$487	0.6%
Revolving loan facilities	(4)	—%	9	—%	361	0.3%	336	0.4%
Unsecured term loan	3,254	2.8%	3,300	4.6%	3,251	2.5%	3,251	4.0%
Second lien debt	50,656	43.4%	50,698	70.0%	47,212	37.4%	46,770	58.0%
Subordinated debt	23,528	20.2%	2,422	3.4%	30,523	24.2%	9,471	11.8%
Limited term royalties	24,561	21.0%	3,672	5.0%	26,450	20.9%	4,778	6.0%
Senior secured note	549	0.4%	573	0.8%	541	0.4%	513	0.6%
Delayed draw term loan	(8)	—%	(5)	—%	—	—%	—	—%
Equity securities	2,500	2.1%	—	—%	2,500	2.0%	—	—%

Total portfolio investments	106,750	91.4%	62,404	86.2%	111,334	88.1%	65,606	81.4%

Government securities
U.S. Treasury Bills	9,999	8.6%	9,999	13.8%	14,989	11.9%	14,989	18.6%

Total investments	$116,749	100.0%	$72,403	100.0%	$126,323	100.0%	$80,595	100.0%

We account for all of the assets in our investment portfolio at fair value, following the provisions of the FASB ASC Fair Value Measurements, or ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

On a quarterly basis, the investment team of our investment advisor prepares fair value recommendations for all of the assets in our portfolio in accordance with ASC 820 and presents them to the Audit Committee of our Board of Directors. The Audit Committee recommends fair values of each asset for which market quotations are not readily available to our Board of Directors, which in good faith determines the final fair value for each investment.

•	Investment Team Valuation. The investment professionals of our investment advisor prepare fair value recommendations for each investment.

•

Investment Team Valuation Documentation. The investment team documents and discusses its preliminary fair value recommendations with the investment committee and senior management of our investment advisor.

•

Third Party Valuation Activity. We may, at our discretion, retain an independent valuation firm to review any or all of the valuation analyses and fair value recommendations provided by the investment team of our investment advisor. Our general practice is that we have an independent valuation firm review all Level 3 investments (those whose value is determined using significant unobservable inputs) with recommended fair values in excess of $10 million on a quarterly basis, and review all Level 3 investments with recommended fair values greater than zero at least annually to provide positive assurance on our valuations.

•	Presentation to Audit Committee. Our investment advisor and senior management present the valuation analyses and fair value recommendations to the Audit Committee of our Board of Directors.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

•

Board of Directors and Audit Committee. The Board of Directors and the Audit Committee review and discuss the valuation analyses and fair value recommendations provided by the investment team of our investment advisor and the independent valuation firm, if applicable.

•

Final Valuation Determination. Our Board of Directors discusses the fair values recommended by the Audit Committee and determines the fair value of each investment in our portfolio for which market quotations are not readily available, in good faith, based on the input of the investment team of our investment advisor, our Audit Committee and the independent valuation firm, if applicable.

ASC 820 defines fair value as the price that a seller would receive for an asset or pay to transfer a liability in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date. The fair value definition focuses on exit price in the principal, or most advantageous, market and prioritizes the use of observable market inputs over unobservable entity-specific inputs. In accordance with ASC 820, we categorize our investments based on the inputs to our valuation methodologies as follows:

•	Level 1 — Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers.

•

Level 3 — Model-derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect our own assumptions regarding what market participants would use to price the asset or liability based on the best available information.

Fair value accounting classifies financial assets and liabilities in their entirety based on the lowest level of input that is significant to the estimated fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment that may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. We did not have any liabilities measured at fair value as of September 30, 2019 or December 31, 2018. Amounts outstanding under our Credit Facility are carried at amortized cost in the Consolidated Balance Sheets. As of September 30, 2019, the estimated fair value of our Credit Facility approximated its carrying value of $29.9 million. As of December 31, 2018, the fair value of our Credit Facility approximated its carrying value of $28.9 million. The estimated fair value of the Credit Facility is determined by discounting projected remaining payments using market interest rates for borrowings of OHAI.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

The following tables set forth the fair value of our investments by level within the fair value hierarchy as of September 30, 2019 and December 31, 2018 (in thousands):

September 30, 2019	Total	Level 1	Level 2	Level 3
Portfolio investments
Affiliate investments
Subordinated debt	$2,422	$—	$—	$2,422

Total affiliate investments	2,422	—	—	2,422
Non-affiliate investments
First lien secured debt	1,735	—	—	1,735
Second lien debt	50,698	—	41,076	9,622
Limited term royalties	3,672	—	—	3,672
Senior secured notes	573	—	573	—
Delayed draw term loan	(5)	—	—	(5)
Revolving loan facilities	9	—	—	9
Unsecured term loan	3,300	—	3,300	—

Total non-affiliate investments	59,982	—	44,949	15,033

Total portfolio investments	62,404	—	44,949	17,455

Government securities
U.S. Treasury Bills	9,999	9,999	—	—

Total investments	$72,403	$9,999	$44,949	$17,455

December 31, 2018	Total	Level 1	Level 2	Level 3
Portfolio investments
Affiliate investments
Subordinated debt	$2,271	$—	$—	$2,271

Total affiliate investments	2,271	—	—	2,271
Non-affiliate investments
First lien secured debt	487	—	—	487
Second lien debt	46,770	—	40,890	5,880
Subordinated debt	7,713	—	7,713	—
Limited term royalties	4,778	—	—	4,778
Revolving loan facility	336	—	—	336
Unsecured term loan	3,251	—	3,251	—

Total non-affiliate investments	63,335	—	51,854	11,481

Total portfolio investments	65,606	—	51,854	13,752

Government securities
U.S. Treasury Bills	14,989	14,989	—	—

Total investments	$80,595	$14,989	$51,854	$13,752

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

The following tables present roll-forwards of the changes in fair value for all investments for which we determine fair value using unobservable (Level 3) factors for the periods indicated (in thousands):

	First Lien Secured Debt and Limited Term Royalties	Revolving Loan Facilities	Second Lien Debt	Subordinated Debt and Redeemable Preferred Units	Delayed Draw Term Loan	Total Investments
For the three months ended September 30, 2019
Fair value at June 30, 2019	$6,100	$326	$9,622	$2,532	$(6)	$18,574
Total gains, (losses) and amortization:
Net realized gains (losses)	—	—	—	—	—	—
Net unrealized gains (losses)	(158)	(1)	(5)	(110)	1	(273)
Net amortization of premiums, discounts and fees	1	—	5	—	—	6
New investments, repayments and settlements, net:
New investments	50	823	—	—	23	896
Payment-in-kind	—	—	—	—	—	—
Repayments and settlements	(586)	(1,139)	—	—	(23)	(1,748)

Fair value at September 30, 2019	$5,407	$9	$9,622	$2,422	$(5)	$17,455

For the nine months ended September 30, 2019
Fair value at December 31, 2018	$5,265	$336	$5,880	$2,271	$—	$13,752
Total gains, (losses) and amortization:
Net realized gains (losses)	—	—	—	—	—	—
Net unrealized gains (losses)	812	39	156	151	3	1,161
Net amortization of premiums, discounts and fees	(724)	(1)	(102)	—	—	(827)
New investments, repayments and settlements, net:
New investments	1,251	1,587	3,688	—	15	6,541
PIK	—	—	—	—	—	—
Repayments and settlements	(1,197)	(1,952)	—	—	(23)	(3,172)

Fair value at September 30, 2019	$5,407	$9	$9,622	$2,422	$(5)	$17,455

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

	First Lien Secured Debt and Limited Term Royalties	Revolving Loan Facility	Second Lien Debt	Subordinated Debt and Redeemable Preferred Units	Equity Securities	CLO Residual Interests	Total Investments
For the three months ended September 30, 2018
Fair value at June 30, 2018	$1,875	$360	$5,940	$18,015	$—	$181	$26,371
Total gains, (losses) and amortization:
Net realized losses	—	—	—	—	—	—	—
Net unrealized gains (losses)	1,501	(1)	57	(7,812)	—	14	(6,241)
Net amortization of premiums, discounts and fees	(708)	1	3	(819)	—	—	(1,523)
New investments, repayments and settlements, net:
New investments	—	813	—	—	—	—	813
PIK	—	—	—	1,496	—	—	1,496
Repayments and settlements	—	(1,188)	—	—	—	—	(1,188)

Fair value at September 30, 2018	$2,668	$(15)	$6,000	$10,880	$—	$195	$19,728

For the nine months ended September 30, 2018
Fair value at December 31, 2017	$—	$—	$—	$18,015	$164	$209	$18,388
Total gains, (losses) and amortization:
Net realized losses	—	—	—	(56,315)	—	—	(56,315)
Net unrealized gains (losses)	3,033	(1)	57	46,415	(164)	(14)	49,326
Net amortization of premiums, discounts and fees	(865)	(14)	(57)	(785)	—	—	(1,721)
New investments, repayments and settlements, net:
New investments	500	1,875	6,000	—	—	—	8,375
PIK	—	—	—	3,550	—	—	3,550
Repayments and settlements	—	(1,875)	—	—	—	—	(1,875)

Fair value at September 30, 2018	$2,668	$(15)	$6,000	$10,880	$—	$195	$19,728

During the nine months ended September 30, 2019 and 2018, none of our investments in portfolio companies changed among the categories of Control Investments, Affiliate Investments and Non-Affiliate Investments, and there were no transfers among Levels 3, 2 or 1.

We present net unrealized gains (losses) on our consolidated statements of operations as “Net unrealized appreciation (depreciation) on investments.”

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2019

(unaudited)

The following table summarizes the significant unobservable inputs in the fair value measurements of our Level 3 investments by category of investment and valuation technique as of September 30, 2019 (dollars in thousands):

Type of Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs	Weighted Average
Non-Energy Investments:
First lien debt	$1,735	Private transaction comparables	Market yield	8.0% - 10.0%	8.4%
Second lien debt	9,622	Private transaction comparables	Market Yield	9.2% - 12.0%	10.6%
Subordinated debt	2,422	Market comparables	EBITDA multiples	4.0x - 6.0x	5.0x
Revolving loan facilities	9	Market comparables	Market yield	8.0% - 11.0%	8.1%
Delayed draw term loans	(5)	Market comparables	Precedent transaction	N/A	N/A

	13,783

Energy Investments:
Limited term royalties	3,672	Discounted cash flow(1)	Discount rate	10.0% - 20.0%	15.0%

	3,672

Total Level 3 investments	$17,455

(1)	Cash flows are based on Proved Developed Producing reserves only. Estimated production volumes are based on January 1, 2019 engineer’s reserve report.

As noted above, the income and market approaches were used in the determination of fair value of certain Level 3 assets as of September 30, 2019. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market multiples would result in an increase or decrease, respectively in the fair value.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of OHA Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OHA Investment Corporation (the Company), including the schedules of investments, as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations, changes in its net assets, and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2018 and 2017, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.

Dallas, Texas

March 21, 2019

OHA INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2018	December 31, 2017
Assets
Investments in portfolio securities at fair value
Affiliate investments (cost: $26,028 and $23,263, respectively)	$2,271	$18,179
Non-affiliate investments (cost: $85,306 and $132,429, respectively)	63,335	46,751

Total portfolio investments (cost: $111,334 and $155,692, respectively)	65,606	64,930
Investments in U.S. Treasury Bills at fair value (cost: $14,989 and $19,994, respectively)	14,989	19,994

Total investments	80,595	84,924

Cash and cash equivalents	3,124	19,939
Accounts receivable and other current assets	499	—
Interest receivable	224	632
Other prepaid assets	19	21
Deferred tax asset (Note 6)	316	632

Total other assets	4,182	21,224

Total assets	$84,777	$106,148

Liabilities
Current liabilities
Due to broker	$3,251	$—
Distributions payable	403	403
Accounts payable and accrued expenses	683	1,585
Due to affiliate (Note 5)	571	562
Management and incentive fees payable (Note 5)	366	426
Income taxes payable	39	24
Repurchase agreement	14,689	19,592
Short-term debt, net of debt issuance cost of $0 and $215, respectively	—	35,785

Total current liabilities	20,002	58,377

Long-term debt, net of debt issuance costs of $134 and $0, respectively	28,866	—

Total liabilities	48,868	58,377

Commitments and contingencies (Note 7)
Net assets
Common stock, $.001 par value, 250,000,000 shares authorized; 20,172,392 and 20,172,392 shares issued and outstanding, respectively	20	20
Paid-in capital in excess of par	211,907	234,553
Distributable earnings (loss)(1)	(176,018)	(186,802)

Total net assets	35,909	47,771

Total liabilities and net assets	$84,777	$106,148

Net asset value per share	$1.78	$2.37

(1)	See Note 2. Significant Accounting Policies.

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the year ended December 31,
	2018	2017	2016
Investment income:
Interest income:
Affiliate investments	$43	$444	$1,903
Payment-in-kind from affiliate investments	2,722	3,476	1,020
Non-affiliate investments	5,458	6,278	10,444
Payment-in-kind from non-affiliate investments	—	—	15
Dividend income:
Payment-in-kind from non-affiliate investments	—	—	4,008
Money market interest	202	—	—
Other income	43	74	498

Total investment income	8,468	10,272	17,888

Operating expenses:
Interest expense and bank fees	2,984	3,926	3,819
Management fees (Note 5)	1,547	1,932	2,939
Incentive fees (Note 5)	—	89	281
Costs related to strategic alternatives review	75	—	—
Professional fees	1,444	1,679	2,442
Other general and administrative expenses	1,465	1,440	1,652
Directors’ fees	245	245	245

Total operating expenses	7,760	9,311	11,378

Waived incentive fees (Note 5)	—	(89)	—

Net operating expenses	7,760	9,222	11,378

Income tax provision, net	37	22	7

Net investment income	671	1,028	6,503

Realized and unrealized gain (loss) on investments:
Net realized capital gain (loss) on investments
Control investments	—	—	(27,172)
Non-affiliate investments	(55,952)	(11,563)	223
Benefit (provision) for taxes	—	695	(62)

Total net realized capital loss on investments	(55,952)	(10,868)	(27,011)

Net unrealized appreciation (depreciation) on investments
Control investments	—	—	27,608
Affiliate investments	(18,673)	(2,510)	(2,820)
Non-affiliate investments	63,706	(18,758)	(29,726)

Total net unrealized appreciation (depreciation) on investments	$45,033	$(21,268)	$(4,938)

Net decrease in net assets resulting from operations	$(10,248)	$(31,108)	$(25,446)

Net decrease in net assets resulting from operations per common share	$(0.51)	$(1.54)	$(1.26)

Distributions declared per common share	$0.08	$0.08	$0.24
Weighted average shares outstanding - basic and diluted	20,172	20,172	20,172

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(in thousands, except per share data)

	For the year ended December 31,
	2018	2017	2016
Increase (decrease) in net assets from operations
Net investment income	$671	$1,028	$6,503
Net realized capital gain (loss) on investments	(55,952)	(10,868)	(27,011)
Net unrealized appreciation (depreciation) on investments	45,033	(21,268)	(4,938)

Net increase (decrease) in net assets resulting from operations	(10,248)	(31,108)	(25,446)

Distributions to common stockholders
Distributions from distributable earnings(1)	(1,322)	(469)	(4,841)
Return of capital	(292)	(1,145)	—

Net decrease in net assets from distributions	(1,614)	(1,614)	(4,841)

Net increase (decrease) in net assets	(11,862)	(32,722)	(30,287)
Net assets, beginning of year	47,771	80,493	110,780

Net assets, end of year	$35,909	$47,771	$80,493

Net asset value per common share at end of period	$1.78	$2.37	$3.99
Common shares outstanding at end of period	20,172	20,172	20,172

(1)	See Note 2. Significant Accounting Policies.

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net decrease in net assets resulting from operations	$(10,248)	$(31,108)	$(25,446)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by (used in) operating activities:
Payment-in-kind interest and dividend	(4,905)	(4,128)	(5,432)
Net amortization of premiums, discounts and fees	(396)	(204)	(472)
Net realized capital loss on investments	55,952	11,563	26,949
Net unrealized (appreciation) depreciation on investments	(45,033)	21,268	4,938
Purchase of investments in portfolio securities	(27,498)	(21,941)	(7,091)
Proceeds from redemption of investments in portfolio securities	21,565	33,517	50,813
Proceeds from (fundings of) revolving loans, net	(359)	—	—
Purchase of investments in U.S. Treasury Bills	(67,000)	(140,000)	(130,000)
Proceeds from redemption of investments in U.S. Treasury Bills	72,005	160,003	125,000
Amortization of debt issuance costs on Credit Facility	255	1,172	362
Effects of changes in operating assets and liabilities:
Accounts receivable and other current assets	(500)	33	484
Interest receivable	408	681	935
Other prepaid assets	2	(4)	434
Payables and accrued expenses	(948)	(627)	(867)
Deferred tax asset	316	(632)	—
Due to broker	3,251	—	(5,226)
Due to affiliate	9	342	(1)

Net cash provided by (used in) operating activities	(3,124)	29,935	35,380

Cash flows from financing activities:
Borrowings under revolving credit facilities	—	—	49,000
Borrowings under repurchase agreement	65,631	137,185	127,400
Debt issuance costs paid	(174)	—	(1,749)
Repayments on credit facilities	(7,000)	(4,500)	(80,500)
Repayments on repurchase agreement	(70,534)	(156,793)	(122,500)
Distributions to stockholders	(1,614)	(2,421)	(6,052)

Net cash provided by (used in) financing activities	(13,691)	(26,529)	(34,401)

Net increase (decrease) in cash and cash equivalents	(16,815)	3,406	979
Cash and cash equivalents, beginning of period	19,939	16,533	15,554

Cash and cash equivalents, end of period	$3,124	$19,939	$16,533

Supplemental Disclosures:
Cash paid for interest	$2,496	$2,665	$2,854
Net cash paid (received) for taxes (refunds)	$23	$(67)	$150

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2018

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Principal	Cost	Fair Value
Affiliate Investments - (5% to 25% owned)
OCI Holdings, LLC	Home Health Services	Subordinated Note (LIBOR+ 12.0% cash with a 1.0% floor plus 3.0% PIK), 21.51%, due 8/31/2019(2)(6)(11)	$25,711	$23,528	$2,271

OCI Holdings, LLC	Home Health Services	100% of Class A Units in OHA/OCI Investments, LLC representing 20.8% diluted ownership of OCI Holdings, LLC(2)(8)		2,500	—

Subtotal Affiliate Investments - (5% to 25% owned)				$26,028	$2,271

Non-affiliate Investments - (Less than 5% owned)
Equinox Holdings, Inc.	Leisure Goods, Activities, Movies	Second Lien Term Loan (LIBOR+7.0% with a 1.0% floor), 9.52%, due 9/6/2024(3)	$7,000	$6,957	$7,018

PAE Holding Corporation	Aerospace and Defense	Second Lien Term Loan (LIBOR+9.50% with a 1.0% floor), 12.12%, due 10/20/2023(3)	6,888	6,749	6,785

Ministry Brands, LLC	Business Services	Second Lien Term Loan (LIBOR+8.00% with a 1.0% floor), 10.52%, due 6/2/2023(2)	6,000	5,945	5,880

Avantor Performance Materials, Inc.	Chemicals	Senior Unsecured Notes, 9.0%, due 10/1/2025(3)	5,000	5,000	5,000

ATP Oil & Gas Corporation/Bennu Oil & Gas, LLC	Oil & Natural Gas Production and Development	Limited Term Royalty Interest (notional rate of 13.2%)(2)(7)(11)	—	26,450	4,778

CVS Holdings I, LP (MyEyeDr)	Retail	Second Lien Term Loan (LIBOR+6.75% with a 1.0% floor), 9.28%, due 2/6/2026(3)	5,000	4,977	4,725

PowerSchool	Business Services	Second Lien Term Loan (LIBOR+6.75%), 9.13%, due 8/01/2026(3)	3,800	3,763	3,762

WASH Multifamily Acquisition, Inc.	Industrials - Laundry Equipment	Second Lien Term Loan (LIBOR+7.0% with a 1.0% floor), 9.52%, due 5/14/2023(3)	3,404	3,388	3,293

Sedgwick	Healthcare	Unsecured Term Loan, 9.0%, due 12/31/2026(3)	3,300	3,251	3,251

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2018

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Principal	Cost	Fair Value
DexKo Global, Inc.	Automotive	Second Lien Term Loan (LIBOR+8.25% with a 1.0% floor), 11.05%, due 7/24/2025(3)	$3,000	$2,979	$3,000
TIBCO Software, Inc.	Software	Senior Unsecured Notes, 11.38%, due 12/1/2021(3)	2,100	1,995	2,200

Hayward Industries, Inc.	Consumer Goods	Second Lien Term Loan (LIBOR+8.25%), 10.77%, due 8/4/2025(3)	2,159	2,163	2,127

CentralSquare Technologies	Software	Second Lien Term Loan (LIBOR+7.50%), 10.02%, due 8/31/2026(3)	2,000	1,950	2,000

Ensono	Telecommunications	Second Lien Term Loan (LIBOR+9.25%), 11.77%, due 6/27/2026(3)	1,700	1,635	1,653

MWI Industries (Helix Acquisition)	Industrials	Second Lien Term Loan (LIBOR+8.00%), 10.8%, due 9/29/2025(3)	1,400	1,388	1,379

Allied Universal Holdco, LLC	Business Services	Second Lien Term Loan (LIBOR+8.50% with a 1.0% floor), 11.02%, due 7/28/2023(3)	1,250	1,250	1,191

Vertafore, Inc.	Business Services	Second Lien Term Loan (LIBOR+7.25%), 10.05%, due 7/2/2026(3)	900	891	865

Safe Fleet Holdings, LLC	Industrials	Second Lien Term Loan (LIBOR+6.75% with a 1.0% floor), 9.13%, due 2/1/2026(3)	700	697	665

Coinamatic Canada, Inc.(5)	Industrials - Laundry Equipment	Second Lien Term Loan (LIBOR+7.0% with a 1.0% floor), 9.52%, due 5/14/2023(3)	596	593	577

Ardonagh(5)	Insurance	Senior Secured Notes, 8.625%, due 7/15/2023(3)	600	541	513

MedRisk, LLC	Healthcare	Second Lien Term Loan (LIBOR+6.75%), 9.27%, due 12/28/2025(3)	500	498	491

ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Term Loan (Last Out) (LIBOR+6.50% with a 1.0% floor), 9.13%, due 1/2/2023(2)(10)	500	496	487

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2018

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Principal	Cost	Fair Value
FirstLight Fiber	Telecommunications	Second Lien Term Loan (LIBOR+7.50%), 10.02%, due 7/23/2026(3)	$400	$396	$393

NAVEX	Software	Second Lien Term Loan (LIBOR+7.00%), 9.53%, due 9/5/2026(3)	400	396	386

ClearChoice (CC Dental Implants Intermediate)	Healthcare	First Lien Revolver (Last Out) (Funded: Libor+6.50% with a 1.0% floor), 9.29%, due 1/2/2023(2)(9)(10)	375	361	336

EaglePicher Technologies, LLC	Aerospace and Defense	Second Lien Term Loan (LIBOR+7.25%), 9.77%, due 3/9/2026(3)	300	298	294

Edelman Financial Services, LLC	Financial Services	Second Lien Term Loan (LIBOR+6.75%), 9.19%, due 7/20/2026(3)	300	299	286

Subtotal Non-affiliate Investments - (Less than 5% owned)				$85,306	$63,335

Subtotal Portfolio Investments (81.4% of total investments)				$111,334	$65,606

GOVERNMENT SECURITIES
U.S. Treasury Bills(4)			$15,000	$14,989	$14,989

Subtotal Government Securities (18.6% of total investments)				$14,989	$14,989

TOTAL INVESTMENTS				$126,323	$80,595

NOTES TO CONSOLIDATED SCHEDULE OF INVESTMENTS

(1)

We pledged all of our portfolio investments, except our investments in U.S. Treasury Bills, as collateral for obligations under our Credit Facility. See Note 3 of Notes to Consolidated Financial Statements. Percentages represent interest rates in effect as of December 31, 2018, and due dates represent the contractual maturity dates. Common stock and units are non-income producing securities, unless otherwise stated.

(2)

The Audit Committee recommends fair values of each asset to our Board of Directors, which in good faith determines the final fair value for each investment. Fair value is determined using unobservable inputs (Level 3 hierarchy), unless otherwise stated. See Note 10 to the Consolidated Financial Statements.

(3)	Fair value is determined using prices with observable market inputs (Level 2 hierarchy). See Note 10 to the Consolidated Financial Statements.
(4)	Fair value is determined using prices for identical securities in active markets (Level 1 hierarchy). See Note 10 to the Consolidated Financial Statements.
(5)

We have determined that this investment is not a “qualifying asset” under Section 55(a) of the Investment Company Act of 1940, or the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. We monitor the status of these assets on an

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2018

(in thousands, except share amounts and percentages)

ongoing basis. As of December 31, 2018, 1.4% of our investment portfolio was deemed not to be “qualifying assets” under Section 55(a) of the 1940 Act.
(6)

During the fourth quarter of 2016, we executed a series of amendments to our note purchase and security agreement with OCI Holdings, LLC, or OCI, to allow the company to PIK its Libor+12% cash interest for November and December 2016. Also, default interest of $0.1 million and current unpaid interest of $0.4 million was added to the principal balance in the fourth quarter 2016. OCI remains in financial covenant default. During 2017, we executed a number of amendments to our note purchase and security agreement with OCI that allows the company to continue to PIK its Libor+12% cash interest during 2017. Through June 30, 2018, we have allowed the company to continue to PIK its 12% cash interest while paying the 2% default interest in cash. In June 2018, we executed an amendment to our note purchase and security agreement with OCI to extend its maturity date to August 31, 2019. In September 2018, we executed an amendment to our note purchase and security agreement whereby we exchanged $217,625 of cash default interest previously paid to us by the company in 2018 for PIK interest, which was added to the principal outstanding balance of the note, on and as of the date the default interest payment was originally made. This amendment also allows the company to PIK its default interest through December 31, 2018. Beginning in the 4th quarter of 2018, OCI subordinated note was placed on non-accrual status.

(7)

Effective April 1, 2018, we discontinued income recognition on this investment and it remains on non-accrual status. All production payments received after April 1, 2018 are being applied to our cost basis and and considered return of capital. Previously, ATP was on nonaccrual status where income was recognized to the extent production payments were received. For more information on ATP, refer to the discussion of the ATP litigation in Note 7 to the Consolidated Financial Statements.

(8)	Non-income producing equity security.
(9)

Represents a revolving line of credit of which $1.2 million of the $1.6 million total commitment is unfunded at December 31, 2018. The revolving line of credit includes a 0.75% unused fee applied to the unfunded amount.

(10)	Investment is entitled to skim interest which results in a higher interest rate spread of approximately 28 basis points.
(11)	Investment on non-accrual status and therefore non-income producing.

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2017

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Principal	Cost	Fair Value(2)
Affiliate Investments - (5% to 25% owned)
OCI Holdings, LLC	Home Health Services	Subordinated Note (LIBOR+ 12.0% cash with a 1.0% floor plus 3.0% PIK)(7), 20.56%, due 8/15/2018	$20,806	$20,763	$18,015

OCI Holdings, LLC	Home Health Services	100% of Class A Units in OHA/OCI Investments, LLC representing 20.8% diluted ownership of OCI Holdings, LLC(11)		2,500	164

Subtotal Affiliate Investments - (5% to 25% owned)				$23,263	$18,179

Non-affiliate Investments - (Less than 5% owned)
Talos Production, LLC	Oil & Natural Gas Production and Development	Senior Unsecured Notes, 9.75%, due 2/15/2018(3)	$11,536	$11,534	$8,652

Equinox Holdings, Inc.	Leisure Goods, Activities, Movies	Second Lien Term Loan (LIBOR+7.0% with a 1.0% floor), 8.57%, due 9/6/2024(3)	7,000	6,951	7,245

PAE Holding Corporation	Aerospace and Defense	Second Lien Term Loan (LIBOR+9.50% with a 1.0% floor), 11.12%, due 10/20/2023(3)	6,888	6,729	6,931

Berlin Packaging	Packaging	Second Lien Term Loan (LIBOR+6.75% with a 1.0% floor), 8.12%, due 10/1/2022(3)	6,705	6,447	6,780

Avantor Performance Materials, Inc.	Chemicals	Senior Unsecured Notes, 9.0%, due 10/1/2025(3)	5,000	5,000	4,925

WASH Multifamily Acquisition, Inc.	Industrials - Laundry Equipment	Second Lien Term Loan (LIBOR+7.0% with a 1.0% floor), 8.57%, due 5/14/2023(3)	3,404	3,385	3,387

DexKo Global, Inc.	Automotive	Second Lien Term Loan (LIBOR+8.25% with a 1.0% floor), 9.94%, due 7/24/2025(3)	3,000	2,977	3,038

TIBCO Software, Inc.	Software	Senior Unsecured Notes, 11.38%, due 12/1/2021(3)	2,100	1,968	2,286

MW Industries, Inc. (Helix Acquisition)	Industrials	Second Lien Term Loan (LIBOR+8.0%), 9.69%, due 9/27/2025(3)	1,400	1,386	1,409

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2017

(in thousands, except share amounts and percentages)

Portfolio Company	Industry Segment	Investment(1)	Principal	Cost	Fair Value(2)

Hayward Industries, Inc.	Consumer Goods	Second Lien Term Loan (LIBOR+8.25%), 9.82%, due 8/4/2025(3)	$1,302	$1,280	$1,296

Coinamatic Canada, Inc.(5)	Industrials - Laundry Equipment	Second Lien Term Loan (LIBOR+7.0% with a 1.0% floor), 8.57%, due 5/14/2023(3)	596	593	593
Gramercy Park CLO Ltd.(5)	Financial Services	Subordinated Notes, Residual Interest, 13.46% based on cost, due 7/17/2023	9,000	19	209
Castex Energy 2005, LP	Oil & Natural GasProduction and Development	Redeemable Preferred LP Units (current pay 8.0% cash or 10.0% PIK)(6)(8)	62,529	56,315	—

ATP Oil & Gas Corporation/Bennu Oil & Gas, LLC	Oil & Natural Gas Production and Development	Limited Term Royalty Interest (notional rate of 13.2%)(9)	—	27,845	—

Globe BG, LLC	Coal Production	Contingent earn-out related to July 2011 sale of royalty interests in Alden Resources, LLC(10)	—	—	—

Subtotal Non-affiliate Investments - (Less than 5% owned)				$132,429	$46,751

Subtotal Portfolio Investments (76.5% of total investments)				$155,692	$64,930

GOVERNMENT SECURITIES
U.S. Treasury Bills(4)			$20,000	$19,994	$19,994

Subtotal Government Securities (23.5% of total investments)				$19,994	$19,994

TOTAL INVESTMENTS				$175,686	$84,924

NOTES TO CONSOLIDATED SCHEDULE OF INVESTMENTS

(1)

We pledged all of our portfolio investments, except our investments in U.S. Treasury Bills, as collateral for obligations under our Credit Facility. See Note 3 of Notes to Consolidated Financial Statements. Percentages represent interest rates in effect as of December 31, 2017, and due dates represent the contractual maturity dates. Common stock, units and earn-outs are non-income producing securities, unless otherwise stated.

(2)

The Audit Committee recommends fair values of each asset to our Board of Directors, which in good faith determines the final fair value for each investment. Fair value is determined using unobservable inputs (Level 3 hierarchy), unless otherwise stated. See Note 10 to the Consolidated Financial Statements.

(3)	Fair value is determined using prices with observable market inputs (Level 2 hierarchy). See Note 10 to the Consolidated Financial Statements.
(4)	Fair value is determined using prices for identical securities in active markets (Level 1 hierarchy). See Note 10 to the Consolidated Financial Statements.

OHA INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS — (Continued)

December 31, 2017

(in thousands, except share amounts and percentages)

(5)

We have determined that this investment is not a “qualifying asset” under Section 55(a) of the Investment Company Act of 1940, or the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. We monitor the status of these assets on an ongoing basis.

(6)	Investment on non-accrual status and therefore non-income producing.
(7)

During the fourth quarter of 2016, we executed a series of amendments to our note purchase and security agreement with OCI Holdings, LLC, or OCI, to allow the company to PIK its LIBOR+12% cash interest for November and December 2016. Also, default interest of $0.1 million and current unpaid interest of $0.4 million was added to the principal balance in the fourth quarter of 2016. OCI remains in financial covenant default and while in default, we are earning an additional 2% cash interest and 2% PIK interest. In 2017, we have executed a number of amendments to our note purchase and security agreement with OCI that allows the company to continue to PIK its LIBOR +12% cash interest through December 31, 2017.

(8)

By the terms of our original investment, upon redemption, we were due the outstanding face amount of $50 million, any unpaid and accrued dividends, plus an option to elect to receive either: a) a cash payment resulting in a total 12% return or make-whole (inclusive of the 8% cash distributions even if not paid), or b) our pro rata share of 2% of the outstanding regular limited partner interests in Castex Energy 2005, LP, or Castex (0.67% net to us). Amounts shown for principal and cost include PIK dividends that have been added to the principal balance. Please refer to footnote 8 in the December 31, 2016 Consolidated Schedule of Investments for additional information our about our investment in Castex and the put process.

During the first quarter of 2017, we placed our investment in Castex on non-accrual status based on our March 31, 2017 valuation, which reflected a determination that future payments received from this investment would no longer be sufficient to cover all of the contractual principal and dividend amounts on this investment. On October 16, 2017, Castex announced that it (together with certain affiliates) has filed bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. According to the filing, Castex and its affiliates in bankruptcy entered into a restructuring support agreement (“RSA”) with pre-petition lenders holding approximately 86% in principal amount of claims under the pre-petition credit facility. On February 26, 2018, we agreed to a settlement and agreed to withdraw our confirmation objections to the Debtors’ Joint Plan of Reorganization under Chapter 11 of the Bankruptcy code in exchange for the potential to receive some amount of cash and warrants in the reorganized company. This agreement was approved on February 27, 2018. At this time we are unable to determine the value of a recovery, if any, resulting from the settlement which will be dependent upon the ultimate pool of unsecured claims. Therefore, until we are in a position to determine the value and likelihood of a recovery, we are estimating $0 fair market value of our investment in Castex at December 31, 2017 for financial statement purposes.

(9)

Effective July 1, 2015, ATP was placed on non-accrual status based on estimated future production payments and income is recognized to the extent cash received. For more information on ATP, refer to the discussion of the ATP litigation in Note 7 to the Consolidated Financial Statements.

(10)

Contingent payment of up to $6.8 million is dependent upon Alden Resources, LLC’s achievement of certain sales volume and operating efficiency levels during the three-year period ended July 2014. The reporting and review mechanism to conclude the ultimate value of the earn-out has not yet been completed. Globe BG, LLC has informally advised us that the company’s relative cost of production has not improved since July 2011.

(11)	Non-income producing equity security.

(See accompanying notes to consolidated financial statements)

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Note 1: Organization

These consolidated financial statements present the financial position, results of operations and cash flows of OHA Investment Corporation and its consolidated subsidiaries (collectively “we,” “us,” “our” and “OHAI”). We are a specialty finance company that was organized in July 2004 as a Maryland corporation. Our investment objective is to generate both current income and capital appreciation primarily through debt investments, some of which include equity components. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company, or a BDC, under the 1940 Act. For federal income tax purposes we operate so as to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We have several direct and indirect subsidiaries that are single-member limited liability companies and wholly-owned limited partnerships established to hold certain portfolio investments or provide services to us in accordance with specific rules prescribed for a company operating as a RIC. We consolidate the financial results of our wholly-owned subsidiaries for financial reporting purposes, and we do not consolidate the financial results of our portfolio companies.

On September 30, 2014, our stockholders approved the appointment of Oak Hill Advisors, L.P., or OHA, as our investment advisor, replacing NGP Investment Advisor, LP, which had been our investment advisor since our inception. In connection with this change in investment advisor, we changed our name from NGP Capital Resources Company to OHA Investment Corporation. OHA is a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act. OHA acts as our investment advisor and administrator pursuant to an investment advisory agreement and an administration agreement, respectively, each dated as of September 30, 2014, which we refer to as the Investment Advisory Agreement and the Administration Agreement, respectively. See Note 5.

Note 2: Accounting Policies

Basis of Presentation

These consolidated financial statements include the accounts of OHAI and its wholly-owned subsidiaries. The effects of all intercompany transactions between OHAI and its subsidiaries have been eliminated in consolidation. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company is an investment company following the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services - Investment Companies (“ASC 946”). Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and ASC 946, the Company is precluded from consolidating portfolio company investments, including those in which it has a controlling interest, unless the portfolio company is another investment company. An exception to this general principle occurs if the Company holds a controlling interest in an operating company that provides all or substantially all of its services directly to the Company or to its portfolio companies. None of the portfolio investments made by the Company qualify for this exception. Therefore, the Company’s investment portfolio is carried on the Consolidated Balance Sheet at fair value.

Going Concern

Our consolidated financial statements have been prepared assuming OHAI will continue as a going concern. Under that assumption, we expect that assets will be realized and liabilities will be satisfied in the normal course of business.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

Use of Estimates

Preparing consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes to the consolidated financial statements. Although we believe our estimates and assumptions are reasonable, actual results could differ materially from these estimates.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments with an original maturity of three months or less in accounts such as demand deposit accounts, money market accounts, certain overnight investment sweep accounts and money market fund accounts. We record cash and cash equivalents at cost, which approximates fair value.

Deferred Loan Costs and Other Prepaid Assets

Deferred loan costs include up-front bank fees and related legal fees associated with the establishment of our credit facilities (see Note 3). Deferred loan costs are amortized to interest expense on a straight-line basis over the term of the related credit facility. Prepaid assets consist of premiums paid for directors’ and officers’ liability insurance with policy terms of one year and broker fees and commissions associated with the establishment of such policies. We amortize such premiums and fees on a straight-line basis over the term of the policy.

Concentration of Credit Risk

We place our cash and cash equivalents with financial institutions and, at times, cash held in checking or money market accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Valuation of Investments

The 1940 Act requires the separate identification of investments according to the percentage ownership in a portfolio company’s outstanding voting securities. The percentages and categories are generally as follows:

•	Control investments — we own more than 25% of a portfolio company’s outstanding voting securities

•	Affiliate investments — we own 5% or more but not more than 25% of a portfolio company’s outstanding voting securities

•	Non-affiliate investments — we own less than 5% of a portfolio company’s outstanding voting securities

We account for all of the assets in our investment portfolio at fair value, following the provisions of the FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

On a quarterly basis, the investment team of our investment advisor prepares fair value recommendations for all of the assets in our portfolio in accordance with ASC 820 and presents them to the Audit Committee of our

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

Board of Directors. The Audit Committee recommends a fair value of each portfolio investment to our Board of Directors, which in good faith determines the final fair value for each portfolio investment.

•	Investment Team Valuation. The investment professionals of our investment advisor prepare fair value recommendations for each investment.

•

Investment Team Valuation Documentation. The investment team documents and discusses its preliminary fair value recommendations with the investment committee and senior management of our investment advisor.

•

Third Party Valuation Activity. We may, at our discretion, retain an independent valuation firm to review any or all of the valuation analyses and fair value recommendations provided by the investment team of our investment advisor. Since December 31, 2014, our general practice is that we have an independent valuation firm review all Level 3 investments (those whose value is determined using significant unobservable inputs) with recommended fair values in excess of $10 million on a quarterly basis, and review all Level 3 investments with recommended fair values greater than zero at least annually to provide positive assurance on our valuations. With respect to our valuations as of December 31, 2018 and 2017, an independent valuation firm reviewed and assisted in valuations representing 21% and 28%, respectively, of the total fair value of our portfolio investments.

•	Presentation to Audit Committee. Our investment advisor and senior management present the valuation analyses and fair value recommendations to the Audit Committee of our Board of Directors.

•

Board of Directors and Audit Committee. The Board of Directors and the Audit Committee review and discuss the valuation analyses and fair value recommendations provided by the investment team of our investment advisor and the independent valuation firm, if applicable.

•

Final Valuation Determination. Our Board of Directors discusses the fair values recommended by the Audit Committee and determines the fair value of each investment in our portfolio, in good faith, based on the input of the investment team of our investment advisor, our Audit Committee and the independent valuation firm, if applicable.

We record investments in securities for which market quotations are readily available at such market quotations in our financial statements as of the valuation date. For investments in securities for which market quotations are unavailable, or which have various degrees of trading restrictions, the investment team of our investment advisor prepares valuation analyses and fair value estimates, using the most recently available financial statements, forecasts and, when applicable, comparable transaction data. These valuation analyses rely on estimates of the asset values and enterprise values of portfolio companies issuing securities.

The methodologies for determining asset valuations include estimates based on: the liquidation or sale value of a portfolio company’s assets, the discounted value of expected future net cash flows from the assets and third party valuations of a portfolio company’s assets, such as asset appraisal reports, futures prices and engineering reserve reports of oil and natural gas properties. The investment team of our investment advisor considers some or all of the above valuation methods to determine the estimated asset value of a portfolio company.

The methodologies for determining enterprise valuations include estimates based on: valuations of comparable companies, recent sales of comparable companies, the value of recent investments in the equity securities of a portfolio company and on the methodologies used for asset valuations. The investment team of our investment advisor considers some or all of the above valuation methods to determine the estimated enterprise value of a portfolio company.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

The methodologies for determining estimated current market values of comparable securities include estimates based on: recent initial offerings of comparable securities of public and private companies; recent secondary market sales of comparable securities of public and private companies; current market implied interest rates for comparable securities in general; and current market implied interest rates for non-comparable securities in general, with adjustments for such elements as size of issue, terms, and liquidity. The investment team of our investment advisor considers some or all of the above valuation methods to determine the estimated current market value of a comparable security.

For some of our securities, quoted prices (unadjusted) in active markets for identical assets (Level 1 valuation inputs) or other significant observable inputs, including quoted prices of similar securities, interest rates, prepayments, credit risk, etc. (Level 2 valuation inputs) are readily available from independent sources and are used to value such securities. For other securities, there will be no readily available Level 1 or Level 2 pricing information, and therefore significant unobservable inputs (Level 3 valuation inputs), including the assumptions of OHA, must be relied upon in determining fair value for these securities.

If prices or quotes for securities are either not readily available, or a price or quote is deemed not reflective of the security’s fair market value, we employ a fair valuation technique for that security. In determining the fair value of a security, we may take into consideration (either individually or in combination) the financial condition and operating results of the underlying portfolio company, nature of the investment, restrictions on marketability, liquidity, market conditions, earnings multiple analyses using comparable companies, discounted cash flow analyses, appraisals, and other factors we deem appropriate.

Securities Transactions, Interest and Dividend Income Recognition

We account for all securities transactions on a trade-date basis, and we accrete premiums and discounts into interest or dividend income using the effective interest method. In conjunction with the acquisition of debt securities, we may receive detachable warrants, other equity securities or property interests such as overriding royalty interests. We record these interests separately from the debt securities at their initial fair value, with a corresponding amount recorded as a discount to the associated debt security. These original issue discounts, as well as market discounts or premiums, are capitalized and amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of investments represents the original cost adjusted for the amortization of discounts and premiums and upfront loan origination fees.

We record interest income, adjusted for amortization of premiums or discounts, on an accrual basis to the extent that we expect to collect such amounts. We recognize dividend income on the ex-dividend date. When collectability of interest or dividends is no longer probable, we place the investment on non-accrual status and evaluate any existing interest or dividend receivable balances to determine if a reserve or write-off is necessary. We assess the collectability of the interest and dividends on many factors, including the portfolio company’s ability to service its debt based on current and projected cash flows as well as the current valuation of the portfolio company’s assets.

We defer the recognition of upfront loan origination fees, and amortize them into interest income over the life of the security using the effective interest method. Upon the prepayment of a loan or debt security, we record any unamortized loan origination fees as interest income and we record any unamortized market premium or discount as a realized gain or loss on the investment. We record prepayment premiums on loans and securities as other income when we receive such amounts.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

We record interest income from investments in CLO residual interests based upon an estimate of an effective yield to expected maturity using anticipated cash flows with any remaining amount recorded to the cost basis of the investment. We monitor the anticipated cash flows from our CLO residual interest investments and adjust our effective yield periodically as needed on a prospective basis.

Payment-in-Kind Interest and Dividends

We have investments in our portfolio that contain payment-in-kind, or PIK, interest or dividend provisions. We compute PIK interest income or PIK dividend income at the contractual rate specified in each investment agreement, and we add that amount to the principal balance of the investment. For investments with PIK interest or PIK dividends, we calculate our income accruals on the principal balance plus any PIK amounts. If the portfolio company’s projected cash flows, further supported by estimated total enterprise value, are not sufficient to cover the contractual principal and interest or dividend amounts, as applicable, we do not accrue PIK interest income or PIK dividend income on the investment. To maintain our RIC status, we must pay out this non-cash income to stockholders in the form of distributions, even though we have not yet collected the cash. We recorded net PIK interest income of $2.7 million, $3.5 million, and $1.0 million in 2018, 2017 and 2016, respectively primarily related to our investment in OCI’s subordinated notes. Beginning in October 2018, we discontinued recognizing any PIK interest income on our investment in OCI’s subordinated notes from a tax and GAAP perspective. We recorded PIK dividend income of $0.0 million, $0.7 million, and $4.4 million in 2018, 2017, and 2016, respectively from our investment in Castex.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure realized gains on a security as the excess of the net amount realized from the sale or other disposition of such security over the amortized cost for the security. We measure realized losses on a security as the amount by which the net amount realized from the sale or other disposition of such security is less than the amortized cost of such security. We consider unamortized upfront fees and investments charged off during the year, net of recoveries, and we do not include previously recognized unrealized appreciation or depreciation.

We measure unrealized appreciation or depreciation on a security as the amount by which the fair value of such security exceeds or is less than the amortized cost of such security, as applicable. Net unrealized appreciation or depreciation for the period reflects the change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when we realize the settled gains or losses upon redemption.

Fee Income Recognition

Fees primarily include financial advisory, transaction structuring, loan administration, commitment, amendment and prepayment fees. Financial advisory fees represent amounts received for providing advice and analysis to companies, and we recognize these fees as earned when we perform such services, provided collection is probable. Transaction structuring fees, which are non-recurring represent amounts received for structuring, financing and executing transactions and are generally payable only if the transaction closes. We defer such fees and accrete them into interest income over the life of the loan using the effective interest method. Commitment fees represent amounts received for committed funding and are generally payable whether the transaction closes or not. We defer commitment fees on transactions that close within the commitment period and accrete these fees into interest income over the life of the loan using the effective interest method. We record commitment fees on transactions that do not close in the month the commitment period expires. We recognize

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

prepayment and loan administration fees when we receive them. During the years ended December 31, 2018, 2017, and 2016 we recorded the following amounts of fee income (in thousands):

	2018	2017	2016
Prepayment, amendment and loan administration fees	$43	$74	$498
Commitment fees and discounts accreted and premiums amortized into interest income	397	367	472

Total fee income	$440	$441	$970

Distributions

We record distributions to stockholders on the ex-dividend date. We currently intend that our distributions each year will be sufficient to maintain our status as a RIC for federal income tax purposes and to eliminate federal excise tax liability. We currently intend to make distributions to stockholders on a quarterly basis so that substantially all of our net taxable income is distributed on an annual basis. We also intend to make distributions of net realized capital gains, if any, at least annually. However, we may in the future decide to retain such capital gains for investment and designate such retained amounts as deemed distributions. Each quarter, we estimate our annual taxable earnings. The Board of Directors considers this estimate and determines the distribution amount, if any. We generally declare our distributions each quarter and pay them shortly thereafter. The following table summarizes our recent distribution history:

Declaration Date	Per Share Amount	Record Date	Payment Date
March 14, 2017	$0.02	March 31, 2017	April 7, 2017
June 16, 2017	0.02	June 30, 2017	July 10, 2017
September 18, 2017	0.02	September 30, 2017	October 9, 2017
December 12, 2017	0.02	December 31, 2017	January 9, 2018
March 14, 2018	0.02	March 31, 2018	April 9, 2018
May 8, 2018	0.02	June 30, 2018	July 9, 2018
September 13, 2018	0.02	September 30, 2018	October 9, 2018
December 12, 2018	0.02	December 31, 2018	January 9, 2019

We determine the tax characteristics of our dividend distributions as of the end of the fiscal year, based on the taxable income for the full year and distributions paid during the year. Taxable income available for distribution differs from consolidated net investment income under GAAP due to (i) temporary and permanent differences in income and expense recognition, (ii) capital gains and losses, (iii) activity at taxable subsidiaries, and (iv) the timing and period of recognition regarding dividends declared in December of one year and paid in January of the following year. The tax characteristics of distributions paid in 2018 represented $1.3 million from ordinary income, $0.3 million from return of capital and none from capital gains. For tax purposes, 100% of the $0.4 million dividend declared in December 2018 and paid on January 9, 2019 will be applied to 2019. For tax purposes, 100% of the $0.4 million dividend paid on January 9, 2018 was applied to 2018 taxable income.

We have established an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a cash dividend, our plan agent automatically reinvests a stockholder’s cash dividend in additional shares of our common stock unless the stockholder, or his or her broker, specifically “opts out” of the dividend reinvestment plan and elects to receive cash dividends. It is customary practice for many brokers to “opt out” of dividend reinvestment plans on behalf of their clients unless specifically instructed otherwise.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

The purpose of the plan is to provide stockholders with a method of investing cash dividends and distributions in additional shares at the current market price without charges for record-keeping, custodial and reporting services. Any stockholder of record may elect to partially participate in the plan, or begin or resume participation at any time, by providing the plan agent with written notice.

The plan agent of our dividend reinvestment plan purchases shares in the open market for credit to the accounts of plan participants unless the average of the closing sales prices for the shares for the five days immediately preceding the payment date exceeds 110% of the most recently reported net asset value per share.

The table below summarizes recent participation in our dividend reinvestment plan (in thousands, except percentages, shares and price per share):

Dividend	Participating Shares	Percentage of Outstanding Shares	Total Distribution	Cash Dividends	Common Stock Dividends
					Purchased in Open Market	Price per Share
March 2017	115,000	0.5%	$403	$401	$2	$1.63
June 2017	111,000	0.5%	403	401	2	1.32
September 2017	107,000	0.5%	403	401	2	1.33
December 2017	89,000	0.4%	403	401	2	1.20
March 2018	93,000	0.4%	403	401	2	1.47
June 2018	127,000	0.6%	403	401	2	1.62
September 2018	125,000	0.6%	403	401	2	1.57
December 2018	97,000	0.4%	403	401	2	1.29

Income Taxes

For federal income tax purposes, we operate so as to qualify as a RIC under Subchapter M of Chapter 1 of the Code. As a RIC, we are generally not subject to corporate-level U.S. federal income taxes on the portion of our investment company taxable income and net capital gain (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we distribute to our stockholders. We have distributed and intend to distribute sufficient dividends to eliminate taxable income. We may also be subject to federal excise tax if we do not distribute an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year (taking into account certain deferrals and elections), (2) 98.2% of our capital gain net income, computed for the one year period ended October 31 of that calendar year, and (3) 100% of any ordinary income or capital gain net income not distributed or taxed in prior years. Dividends to stockholders are recorded on the ex-dividend date. We currently intend to make sufficient distributions each year to maintain our status as a RIC for federal income tax purposes and to avoid excise taxes.

Certain of our wholly owned subsidiaries, or Taxable Subsidiaries, have elected to be taxed as corporations for federal income tax purposes. The Taxable Subsidiaries hold certain of our portfolio investments and are consolidated for financial reporting purposes, but not for income tax reporting purposes. These Taxable Subsidiaries permit us to hold equity investments in portfolio companies that are “pass through” entities for tax purposes, in order to comply with the “source-of-income” requirements that must be satisfied to maintain our qualification as a RIC. The Taxable Subsidiaries may generate net income tax expense or benefit, which is reflected on our Consolidated Statements of Operations.

We record any tax interest and penalties in other general and administrative expenses on our Consolidated Statement of Operations. Tax interest and penalties were immaterial for all periods presented.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”). This guidance in this ASU supersedes the revenue recognition requirements in Revenue Recognition (“Topic 605”). Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 31, 2017, including interim periods within that period. The application of this guidance did not have a material impact on our consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08 - Premium Amortization on Purchased Callable Debt Securities (“ASU 2017-08”). This guidance amends the amortization period for certain purchased callable debt securities held at a premium. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those years. The application of this guidance will not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements pertaining to fair value measurement of Level 3 securities for public companies. Under the new standard, reporting entities can remove the disclosures no longer required and amend the disclosures immediately with retrospective application. The effective date for the additional disclosures for all public and nonpublic companies is for fiscal years, and interim periods within those years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures immediately and delay adoption of the additional disclosures until their effective date. The Company has elected to early adopt ASU 2018-13 in the current annual period. No significant changes were made to the Company’s fair value disclosures in the Notes to the Consolidated Financial Statements in order to comply with ASU 2018-13.

Securities Exchange Commission (“SEC”) Disclosure Update and Simplification: In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification (the “SEC Release”), amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance. The final rule is effective for all filings on or after November 5, 2018, therefore, the Company adopted the SEC Release in the current annual period. The SEC Release requires presentation changes to the Company’s Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Net Assets. Prior to adoption, the Company presented, in accordance with previous SEC rules, distributable earnings on the Consolidated Statements of Financial Condition, as three components: 1) undistributed net investment income; 2) net unrealized appreciation (depreciation) on investments and secured borrowings; and 3) net realized gain (loss) on investments and presented distributions from distributable earnings on the Consolidated Statements of Changes in Net Assets as two components: 1) distributions from net investment income; and 2) distributions from realized gain. In accordance with the SEC Release, distributable earnings and distributions from distributable earnings are shown in total on the Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Net Assets, respectively. The changes in presentation have been retrospectively applied to the Consolidated Statement of Financial Condition as of December 31, 2017 and to the Consolidated Statements of Changes in Net Assets for the years ended December 31, 2017 and 2016. The following tables provide reconciliations of retrospective changes applied to prior periods.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

Consolidated Statement of Financial Condition - The table below provides a reconciliation for previously disclosed components of distributable earnings on the Consolidated Statement of Financial Condition as of December 31, 2017 to total distributable earnings as of December 31, 2017 as disclosed in the current filing.

December 31, 2017
Undistributed net investment income (loss)	$(2,113)
Net unrealized appreciation (depreciation) on investments	(87,646)
Net realized gain (loss) on investments	(97,043)

Distributable earnings (loss)	$(186,802)

Consolidated Statements of Changes in Net Assets - Below is a reconciliation representing previously disclosed distributions from net investment income and realized gain for the years ended December 31, 2017 and 2016 to distributions from distributable earnings as disclosed in the current filing.

	Years ended December 31,
	2017	2016
Distribution to stockholders:
Distributions from net investment income	$(469)	$(4,841)
Distribution from realized gains	—	—

Distribution from distributable earnings	$(469)	$(4,841)

Note 3: Credit Facility and Borrowings

Credit Facility

We are party to a Credit Agreement (the “Credit Facility”), dated September 9, 2016, with MidCap Financial Trust, as administrative agent, which replaced our prior Third Amended and Restated Revolving Credit Agreement, as amended, with SunTrust Bank, as administrative agent (the “Investment Facility”). The initial size of the Credit Facility was $56.5 million with a maturity date of March 9, 2018, with an option to extend for a six-month period, subject to certain conditions. The initial proceeds of $40.5 million from the Credit Facility were used to pay off the $38.5 million outstanding balance on the Investment Facility, pay transaction expenses and provide balance sheet cash. The remaining $16.0 million consisted of a delayed draw term loan and was committed for one year.

On November 10, 2017, we entered into an amendment to the Credit Facility whereby we agreed to make a voluntary principal prepayment in the amount of $4.5 million, reducing the total principal amount outstanding to $36.0 million, and the lenders agreed not to test certain covenants at certain determination dates.

On February 2, 2018, we exercised the option to extend the Credit Facility through September 9, 2018.

On September 7, 2018 we entered into an amendment to extend the maturity date of the Credit Facility to September 9, 2019, which can be extended for an additional six-month period at the Company’s option. In connection with the extension, the Company made a repayment of principal of $7.0 million of its Credit Facility, reducing the principal amount outstanding to $29.0 million. The $7.0 million principal repayment is available to the Company to be re-borrowed as a delayed draw term loan, which is committed until September 9, 2019. In addition, the interest rate for the borrowings under the Credit Facility was reduced to Libor plus 4.95% for Eurodollar Loans and prime plus 3.95% for Base Rate Loans. Certain financial covenants were also amended.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

As of December 31, 2018, the total amount outstanding under the Credit Facility was $29.0 million with $7.0 million available to draw. The total amount outstanding on the Credit Facility is shown net of unamortized debt issuance costs of $0.1 million on our Consolidated Balance Sheet as of December 31, 2018. Substantially all of our assets, except our investments in U.S. Treasury Bills, are pledged as collateral for the obligations under the Credit Facility. The Credit Facility bears an interest rate of Adjusted LIBOR plus 4.95% for Eurodollar Loans, subject to a 1% LIBOR floor, and Base Rate plus 3.95% for Base Rate Loans. As of December 31, 2018 the interest rate on our outstanding balance of $29.0 million was 7.3%.

The Credit Facility contains affirmative and reporting covenants and certain financial ratio and restrictive covenants. We have complied with these covenants from the date of the Credit Agreement through December 31, 2018, and had no existing defaults or events of default under the Credit Facility. The financial covenants, with terms as defined in the Credit Agreement, are:

•	maintain a Debt to Tangible Net Worth Ratio of not more than 1.00:1.00 as determined on the last day of each calendar month,

•	maintain at all times a minimum liquidity in the form of Cash or Cash Equivalents of at least $1.0 million,

•	maintain a Debt to Fair Market Value Ratio of not more than 0.50:1.00 at any time, and

•	maintain the Fair Market Value of Liquid Portfolio Investments as a percentage of outstanding aggregate principal balance to not be less than 100% through September 9, 2019.

Repurchase Agreements

At the end of each quarter, we may take proactive steps to preserve investment flexibility for the next quarter by investing in cash equivalents, which includes purchasing U.S. Treasury Bills, by utilizing repurchase agreements on a temporary basis. On December 21, 2018, we purchased $15.0 million of U.S. Treasury Bills and contemporaneously entered into a $14.7 million repurchase arrangement with a global financial institution to finance such purchase. Under the repurchase arrangement, we transferred $15.0 million of U.S. Treasury Bills and $0.3 million of cash as collateral under the repurchase agreement. We repaid the $14.7 million borrowed under the repurchase agreement, and was returned the $0.3 million cash collateral, net of a $14.0 thousand financing fee, upon maturity of the U.S. Treasury Bills on January 2, 2019. We account for the transfer of the U.S. Treasury Bills under the repurchase agreement as a secured borrowing in accordance with GAAP. As a result, the U.S. Treasury Bills are recorded on our books as investments in U.S. Treasury Bills, and the amount outstanding under the repurchase agreement is recorded as a current liability December 31, 2018.

On December 26, 2017, we purchased $20.0 million of U.S. Treasury Bills and contemporaneously entered into a $19.6 million repurchase arrangement with a global financial institution to finance such purchase. Under the repurchase arrangement, we transferred $20.0 million of U.S. Treasury Bills and $0.4 million of cash as collateral under the repurchase agreement. We repaid the amount borrowed under the repurchase agreement, and was returned the $0.4 million cash collateral, net of a $7.8 thousand financing fee, upon maturity of the U.S. Treasury Bills on January 4, 2018. We account for the transfer of the U.S. Treasury Bills under the repurchase agreement as a secured borrowing in accordance with GAAP. As a result, the U.S. Treasury Bills are recorded on our books as investments in U.S. Treasury Bills, and the amount outstanding under the repurchase agreement is recorded as a current liability at December 31, 2017.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

Our average amount of debt outstanding during 2018 was $33.8 million and the average interest rate was 7.2%. During the years ended December 31, 2018, 2017 and 2016, interest expense and bank fees included the following (in thousands):

	2018	2017	2016
Interest expense on borrowed amounts	$2,496	$2,664	$2,816
Commitment fees on unborrowed amounts	11	56	39
Amortization of deferred loan and debt issuance costs	435	1,172	928
Bank service charges	42	34	36

Interest expense and bank fees	$2,984	$3,926	$3,819

Note 4: Common Stock

During the years ended December 31, 2018 and December 31, 2017 there were no share repurchases.

Under the Credit Facility, we are prohibited from repurchasing shares of our common stock.

Note 5: Investment Management

Investment Advisory Agreement

On September 30, 2014, we entered into the Investment Advisory Agreement with OHA, an investment adviser registered under the Advisers Act pursuant to which OHA replaced NGP Investment Advisor, LP as our investment advisor. The Investment Advisory Agreement was most recently approved by our Board of Directors, a majority of whom are not “interested” persons (as defined in the 1940 Act) of us, on August 2, 2018. Pursuant to the Investment Advisory Agreement, OHA implements our business strategy on a day-to-day basis and performs certain services for us, subject to the supervision of our Board of Directors. Under the Investment Advisory Agreement, we pay OHA a fee consisting of two components — a base management fee and an incentive fee.

Base Management Fee: The base management fee is paid quarterly in arrears, and is calculated by multiplying the average value of our total assets (excluding cash, cash equivalents and U.S. Treasury Bills that are purchased with borrowed funds solely for the purpose of satisfying quarter-end diversification requirements related to our election to be taxed as a RIC under the Code), as of the end of the two immediately prior fiscal quarters, by a rate of 1.75% per annum, with a 0.25% reduction in this 1.75% annual rate for the first year following September 30, 2014. For the years ended December 31, 2018 and December 31, 2017, we incurred $1.5 million and $1.9 million in base management fees, respectively.

Incentive Fee: The incentive fee consists of two parts. The first part, the investment income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the fiscal quarter for which the fee is being calculated. Pre-incentive fee net investment income means interest income, dividend income, royalty payments, net profits interest payments, and any other income (including any other fees, such as commitment, origination, syndication, structuring, diligence, monitoring and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement, and any interest expense and distributions paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Accordingly, we may pay an incentive fee based partly on accrued investment income, the collection of which is uncertain or deferred. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses, or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less liabilities at the end of the immediately preceding fiscal quarter) is compared to a “hurdle rate” of 1.75% per quarter (7% annualized). OHA receives no incentive fee for any fiscal quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate. OHA receives an incentive fee equal to 100% of our pre-incentive fee net investment income for any fiscal quarter in which our pre-incentive fee net investment income exceeds the hurdle rate but is less than 2.1875% (8.75% annualized) of net assets (also referred to as the “catch up” provision) plus 20% of our pre-incentive fee net investment income for such fiscal quarter greater than 2.1875% (8.75% annualized) of net assets. For the years ended December 31, 2018 and December 31, 2017 we did not incur any investment income incentive fees. For the year ended December 31, 2016 we incurred $0.3 million in investment income incentive fees, respectively.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each fiscal year (or, upon termination of the Investment Advisory Agreement, as of the termination date). The capital gains incentive fee is equal to 20% of our cumulative aggregate realized capital gains from September 30, 2014 through the end of that fiscal year, computed net of our cumulative aggregate realized capital losses and cumulative aggregate unrealized depreciation on investments for the same time period. The aggregate amount of any previously paid capital gains incentive fees to OHA is subtracted from the capital gains incentive fee calculated. If such amount is negative, then there is no capital gains fee for such year. For the purposes of the capital gains incentive fee, any gains and losses associated with our investment portfolio as of September 30, 2014 shall be excluded from the capital gains incentive fee calculation.

On November 10, 2017, we entered into an Incentive Fee Waiver Agreement with OHA whereby OHA agreed to waive any incentive fees earned relating to fiscal years 2017 and 2018. Under the Incentive Fee Waiver Agreement, any capitalized gains fees that would have been earned and accrued during 2017 and 2018, which under the Investment Advisory Agreement would not have been paid until 2018 and 2019, respectively, will be waived. For the year ended December 31, 2018 there were no capital gains incentive fees that would have been earned. For the year ended December 31, 2017, OHA waived $89,000 of capital gains incentive fee that would have been earned in 2017 and paid in 2018.

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, by a vote of our Board of Directors or a vote of the holders of at least a majority of our outstanding voting securities (within the meaning of the 1940 Act) on 60 days’ written notice to OHA, and would automatically terminate in the event of its “assignment” (within the meaning of the 1940 Act). OHA may terminate the Investment Advisory Agreement without penalty by providing us at least than 60 days’ written notice. Pursuant to the Investment Advisory Agreement, OHA pays the compensation expense of its investment professionals, who provide management and investment advisory services to us. We bear all other costs and expenses of our operations and transactions.

Administration Agreement

Under the Administration Agreement, OHA furnishes us with certain administrative services, personnel and facilities. The Administration Agreement was most recently approved by our Board of Directors on August 2, 2018. Payments under the Administration Agreement are equal to our allocable portion of OHA’s overhead in performing its obligations under the Administration Agreement, including all administrative services necessary

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

for our operation and the conduct of our business. The aggregate amount of certain costs and expenses payable by us under the Investment Advisory Agreement and the Administration Agreement for the period from October 1, 2014 to September 30, 2015 shall not exceed $2.5 million, or the Cap; provided that interest expense and bank fees, management and incentive fees, legal and professional fees, insurance expenses, taxes and costs related to the change in investment advisor are not subject to the Cap. Following the expiration of the Cap period, we completed the reconciliation of the related costs and expenses which resulted in approximately $0.5 million credit from OHA and was reflected in general and administrative expenses as of December 31, 2015. The Administration Agreement may be terminated at any time, without penalty, by a vote of our Board of Directors or by OHA upon 60 days’ written notice to the other party.

We owed $0.6 million and $0.6 million to OHA under the Administration Agreement as of December 31, 2018 and December 31, 2017, respectively, for expenses incurred on our behalf for the final month of the respective quarterly period. We include these amounts in accounts payable and accrued expenses on our Consolidated Balance Sheets.

Note 6: Income Taxes

We operate so as to qualify, for tax purposes, as a RIC under Subchapter M of Chapter 1 of the Code. As a RIC, we are generally not subject to corporate-level U.S. federal income taxes on the portion of our investment company taxable income and net capital gain (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we distribute to our stockholders. To qualify as a RIC, we are required, among other things, to distribute to our stockholders each year at least 90% of investment company taxable income, as defined by the Code, and to meet certain asset-diversification requirements.

The Taxable Subsidiaries have elected to be taxed as corporations for federal income tax purposes. The Taxable Subsidiaries hold certain of our portfolio investments and are consolidated for financial reporting purposes, but not for income tax reporting purposes. These Taxable Subsidiaries permit us to hold equity investments in portfolio companies that are “pass through” entities for tax purposes, in order to comply with the “source-of-income” requirements that must be satisfied to maintain our qualification as a RIC. The Taxable Subsidiaries may generate net income tax expense or benefit, which is reflected on our Consolidated Statements of Operations.

On December 22, 2017, the U.S. government enacted significant tax legislation commonly referred to as the Tax Act and Job Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including but not limited to, (1) reducing the U.S. federal corporate income tax rate from 35 percent to 21 percent, (2) repealing the Corporate Alternative Minimum Tax (AMT), (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries, (4) creating a new limitation on deductible interest expense, (5) changing rules related to the use and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017 and; (6) the requirement to pay a one-time transition tax on all undistributed earnings of foreign subsidiaries.

Recently, the SEC staff also issued Staff Accounting Bulletin 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimated in the financial statements. If we cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

In connection with our initial analysis of the impact of the Tax Act, we have recorded a net tax expense of approximately $12.2 million in the period ending December 31, 2017 which consists of a reduction of deferred tax assets previously valued at 34%. The reduction in the statutory U.S. federal rate is expected to positively impact our future U.S. after tax earnings.

In addition, due to the Tax Act, we are eligible for a full refund of our AMT credit carryforward. Accordingly, the valuation allowance related to this AMT credit carryforward has been released in the amount of $632,000, or $0.03 per share. The valuation allowance related to other net deferred tax assets remains. Therefore, the associated valuation allowance has been released for the full AMT credit carryforward at this time. This provisional amount of $0.7 million is based on our current understanding of the impact of the Tax Act, which may change in the near future as notices and regulations regarding the Tax Act are issued. We need more time and further guidance to more accurately account for the tax law changes under ASC 740. While we feel confident we have accounted for the other material changes in the tax law correctly, any future notices or regulations further clarifying the law could alter our analysis.

Our estimate of the impact of the Tax Act is based upon our analysis and interpretations of currently available information. Uncertainties remain regarding the impact of the Tax Act due to future regulatory and rule-making processes, prospects of additional corrective or supplemental legislation, and potential trade or other litigation. These uncertainties, along with our completion of the calculations and potential changes in our initial assumptions as new information becomes available, could cause the actual charge to ultimately differ materially from the provisional amount recorded in 2017 related to the enactment of the Tax Act.

Tax years 2014 through 2017 with respect to the Company and our Taxable Subsidiaries are open to future IRS examination. Our Taxable Subsidiaries have federal net operating loss carryforwards of $87.9 million that expire in various years through 2037. Federal and state laws impose limitations on the utilization of capital losses and NOLs in the event of an “ownership” change for tax purposes, as defined by Sections 382 and 383 of the Internal Revenue Code. An ownership change at either the RIC entity or Taxable Subsidiary level, if one were to occur, would limit our ability to use pre-ownership change NOLs to offset post-ownership change taxable income. An ownership change would also limit our ability to use pre-ownership change capital losses to offset post-ownership change capital gains.

Deferred income tax expense (benefit) results from temporary differences in the recognition of income and expenses for financial reporting purposes and for income tax purposes. The significant components of the income tax effects of these temporary differences, representing deferred income tax assets and liabilities are as follows (in thousands):

	December 31,
	2018	2017
Deferred tax assets
Net operating loss carryforwards	$18,455	$8,429
Unrealized losses, net	35	12,339
AMT credit carryforward	316	632
Capital loss carryforward	3,912	180

Total gross deferred tax assets	22,718	21,580
Less valuation allowance	(21,751)	(20,459)

Net deferred tax assets	967	1,121

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

	December 31,
	2018	2017
Deferred tax liabilities
Investment in partnerships-Federal	$(651)	$(489)
Unrealized gains, net	—	—

Total gross deferred tax liabilities	(651)	(489)

Net deferred tax assets (liabilities)	$316	$632

Federal and state income tax provisions (benefits) on net investment income, capital gains (losses) and unrealized appreciation (depreciation) on investments are as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Current:
U.S. federal – capital (AMT)	$—	$—	$62
U.S. federal - capital loss on investment	(316)	(62)	—
State – net investment income	15	22	7

	$(301)	$(40)	$69

Deferred:
U.S federal - realized loss on investment	$316	$(632)	$—
U.S. federal – unrealized	—	—	—

	$316	$(632)	$—

Total	$15	$(672)	$69

Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 21% to net investment income before provision for income taxes. These differences and the differences between the statutory federal tax rate and the effective income tax rate were as follows (in thousands, except percentages):

	Year Ended December 31,
	2018		2017		2016
Net income (loss) before taxes	$(4,206)		$(31,775)		$(25,376)
Provision (benefit) at the statutory rate	(883)	21%	(10,803)	34%	(8,628)	34%
Increase (decrease) in provision resulting from:
RIC loss (income) not subject to income taxes	816	(19)%	(1,809)	6%	3,335	(13)%
State income taxes	15	—%	22	—%	7	—%
Return to provision	—	—	(1,023)	3%	—	—%
Effect of rate change	—	—%	12,239	(39)%	—	—%
Valuation allowance	84	(2)%	714	(2)%	5,361	(21)%
Other	(17)	—%	(12)	—%	(6)	—%

Total income tax provision (benefit), net	$15	—%	$(672)	2%	$69	—%

Effective tax rate		—%		2%		—%

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

Note 7: Commitments and Contingencies

As of December 31, 2018, we had investments in 26 active portfolio companies totaling $111.3 million. Of these 26 active portfolio companies, the Company had already funded investments in the amount of $108.1 million and there were outstanding unfunded commitments of $1.2 million related to our investment in ClearChoice revolving credit facility, $1.1 million related to an investment we committed to in December of 2018, and $3.3 million due to broker for unsettled trades. As of December 31, 2017, we had investments in 14 active portfolio companies totaling $155.7 million. Of these 14 active portfolio companies, the Company had already funded investments in the amount of $155.7 million and there were no remaining outstanding unfunded commitments.

We have continuing obligations under the Investment Advisory Agreement and the Administration Agreement with OHA. See Note 5. The agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or the reckless disregard of its duties and obligations, OHA and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with OHA will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of services under the agreements or otherwise as our investment advisor or administrator. The agreements also provide that OHA and its affiliates will not be liable to us or any stockholder for any error of judgment, mistake of law, any loss or damage with respect to any of our investments or any action taken or omitted to be taken by OHA in connection with the performance of any of its duties or obligations under the agreements or otherwise as investment advisor or administrator to us, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services. In the normal course of business, we enter into a variety of undertakings containing a variety of representations that may expose us to some risk of loss. We do not expect significant losses, if any, from such undertakings.

In the second quarter ended June 30, 2018, we wrote off our investment in Castex Energy 2005, L.P., or Castex. Previously, Castex filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on October 16, 2017. According to the filing, Castex and its affiliates in bankruptcy entered into a restructuring support agreement with pre-petition lenders holding approximately 86% in principal amount of claims under the pre-petition credit facility. On February 26, 2018, we agreed to a settlement and agreed to withdraw our confirmation objections to the Debtors’ Joint Plan of Reorganization under Chapter 11 of the Bankruptcy code in exchange for the potential to receive some amount of cash and warrants in the reorganized company. This agreement was approved by the Bankruptcy court on February 27, 2018. At this time we are unable to determine the value of a recovery, if any, resulting from the settlement which will be dependent upon the ultimate pool of unsecured claims.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the normal course of business. While we cannot predict the outcome of these proceedings with certainty, we do not believe that an adverse result in any pending legal proceeding, other than those described below, individually or in the aggregate, would be material to our business, financial condition or cash flows.

ATP Litigation. This matter is now concluded in our favor. As discussed extensively in prior reports, we filed a lawsuit against ATP Oil & Gas Corporation styled: OHA Investment Corporation v. ATP Oil and Gas Corporation, Adv. Proc. No. 10-03443, in the U.S. Bankruptcy Court for the Southern District of Texas. The claims asserted by the service companies or Statutory Lien Claimants were resolved in OHAI’s favor by the

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

United States Court of Appeals for the Fifth Circuit. The deadline for the Statutory Lien Claimants to file a petition for certiorari with the United States Supreme Court was September 4, 2018. No appeal was filed. Accordingly, we consider the matter concluded and the Fifth Circuit’s decision final.

Status of Investment. As of December 31, 2018, our unrecovered investment was $39.7 million, and we had received aggregate royalty payments of $39.2 million since the date of ATP’s bankruptcy filing. As of December 31, 2018, we had incurred legal and consulting fees totaling $6.5 million in connection with the enforcement of our rights under the ORRIs. On various occasions, we have provided notice that such legal expenses will be added to our unrecovered investment balance to the extent they are not reimbursed. To date, we have not received any payments on account of legal expenses aside from our receipt of regular monthly production payments. As a result, we add our legal expenses to the unrecovered investment balance in accordance with our transaction documents. As of December 31, 2018, $5.4 million of the $6.5 million in legal and consulting fees have been added to, and are thus included in the unrecovered investment balance under the terms of our transaction documents. No legal expenses have been added to our unrecovered investment balance during the year ended December 31, 2018. Please see our discussion regarding the history of the asset purchase by Bennu Oil & Gas LLC from ATP, and the Bennu Chapter 7 bankruptcy, in the Notes to our December 31, 2017 Consolidated Financial Statements. Production recommenced on the MC941 and MC 942 wells in April 2018. Previously, these wells ceased production in November 2016 as a result of the Bennu Chapter 7 bankruptcy. In August 2017, the bankruptcy court authorized the sale of certain assets including MC 941 and MC 942 to Equinor, formerly known as StatOil USA E&P, Inc. Equinor recommenced production on these wells in April 2018. Equinor disputes that legal fees are eligible to be included in our unrecovered investment balance, but given that current production is not expected to be sufficient to pay the primary sum and notional interest accruing (which Equinor does not dispute), this legal fee issue is not ripe for debate and efforts are not currently ongoing to resolve it. We note that the fair value of our investment in ATP ORRI is $4.8 million as of December 31, 2018.

Through December 31, 2018, we received post-petition royalty payments from the Gomez properties and the Telemark properties in the amount of $8.3 million and $30.9 million, respectively.

Note 8: Dividends and Distributions

We declared dividends for the years ended December 31, 2018 and December 31, 2017 totaling $1.6 million, or $0.08 per share, and $1.6 million, or $0.08 per share, respectively. The tax characteristics of deemed distributions for 2018 represented $1.3 million from ordinary income, $0.3 million from return of capital and none from capital gains. The tax characteristics of deemed distributions in 2017 represented $1.2 million from ordinary income, $1.1 million from return of capital and none from capital gains. For tax purposes, 100% of the $0.4 million distribution paid on January 9, 2019 was deemed to be distributed in 2019. Also, 100% of the $0.4 million distribution paid on January 9, 2018 was deemed to be distributed in 2018 for tax purposes.

The following table summarizes the differences between financial statement net increase in net assets resulting from operations and taxable income available for distribution to stockholders for the years ended December 31, 2018, 2017 and 2016 (in thousands):

	Year Ended December 31,
	2018	2017	2016
Net increase (decrease) in net assets resulting from operations	$(10,248)	$(31,108)	$(25,446)
Adjustments:
Net change in unrealized (appreciation) depreciation, net of income tax (benefit) provision	(45,033)	21,268	4,938
Net revenue, income and expenses from Taxable Subsidiaries	(37)	276	(328)
Realized (gain) loss of Taxable Subsidiaries	—	—	6,626

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

	Year Ended December 31,
	2018	2017	2016
Realized (gain) loss offset by capital loss carryforwards	$55,952	$10,869	$20,385
Defaulted loan interest	828	—	196
Costs related to strategic alternatives review	(179)	(179)	(542)
Income from investment in Passive Foreign Investment Company	—	—	—
State taxes, tax penalty, interest and fees	37	22	(19)
Income tax (benefit) provision	—	—	3
Other	2	6	1

Taxable income available for distribution to stockholders	1,322	1,154	5,814
Less:
Dividends declared	1,614	1,614	4,841
Dividends payable at prior year end	403	1,210	2,421
Dividends payable at current year end	(403)	(403)	(1,210)
Current year IRC Section 852(b)(7) dividend payable	—	—	121
Prior year IRC Section 852(b)(7) dividend payable	—	(121)	(359)

Current year deemed distributions	1,614	2,300	5,814

Over distribution	$(292)	$(1,146)	$—

As of December 31, 2018, the components of net assets (excluding paid in capital) on a tax basis consisted of net unrealized depreciation on portfolio investments of $43.9 million and other temporary differences of $2.8 million. As of December 31, 2018, we had long-term and short-term capital loss carryforwards of $128.2 million and $1.2 million, respectively, which do not expire. In addition, we have a $22.4 million remaining capital loss carryforward balance generated in the year ended December 31, 2010, that expired in 2018, for a total remaining capital loss carryforward of $129.4 million at December 31, 2018. At December 31, 2018, the aggregate cost of total portfolio investments for federal income tax purposes was $124.5 million, resulting in gross unrealized appreciation of $0.4 million and gross unrealized depreciation of $44.3 million. The difference between cost of investments for book and tax amounts for federal income tax purposes was due primarily to timing differences in recognizing certain gains and losses on investment transactions.

Note 9: Reclassifications

GAAP requires adjustments to certain components of net assets to reflect permanent differences between financial and tax reporting. These reclassifications have no effect on total net assets or net asset value per share. These reclassifications are primarily due to non-deductible meal expenses, and expired capital loss carryforwards. The table below summarizes the reclassifications from undistributed net investment income (loss), undistributed net realized capital gain (loss), and paid-in capital in excess of par for the years ended December 31, 2018, 2017, and 2016 (in thousands):

Year	Undistributed Net Investment Income (Loss)	Undistributed Net Realized Capital Gain (Loss)	Paid-in Capital in Excess of Par
2018	$2	$22,351	$(22,353)
2017	201	(196)	(5)
2016	1,413	4,869	(6,282)

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

Note 10: Fair Value

Our investments consisted of the following as of December 31, 2018 and 2017:

	December 31, 2018				December 31, 2017
(Dollar amounts in thousands)	Cost	% of total	Fair Value	% of total	Cost	% of total	Fair Value	% of total
Portfolio investments
First lien secured debt	$496	0.4%	$487	0.6%	$—	—%	$—	—%
Revolving loan facility	361	0.3%	336	0.4%	—	—%	—	—%
Unsecured term loan	3,251	2.5%	3,251	4.0%	—	—%	—	—%
Second lien debt	47,212	37.4%	46,770	58.0%	29,748	16.9%	30,679	36.2%
Subordinated debt	31,064	24.6%	9,984	12.4%	39,265	22.4%	33,878	39.9%
Limited term royalties	26,450	20.9%	4,778	6.0%	27,845	15.8%	—	—%
Redeemable preferred units	—	—%	—	—%	56,315	32.1%	—	—%
CLO residual interests	—	—%	—	—%	19	—%	209	0.2%
Equity securities	2,500	2.0%	—	—%	2,500	1.4%	164	0.2%

Total portfolio investments	111,334	88.1%	65,606	81.4%	155,692	88.6%	64,930	76.5%

Government securities
U.S. Treasury Bills	14,989	11.9%	14,989	18.6%	19,994	11.4%	19,994	23.5%

Total investments	$126,323	100.0%	$80,595	100.0%	$175,686	100.0%	$84,924	100.0%

ASC 820 defines fair value as the price that a seller would receive for an asset or pay to transfer a liability in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date. The fair value definition focuses on exit price in the principal, or most advantageous, market and prioritizes the use of observable market inputs over unobservable entity-specific inputs. In accordance with ASC 820, we categorize our investments based on the inputs to our valuation methodologies as follows:

•	Level 1 — Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers.

•

Level 3 — Model-derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect our own assumptions regarding what market participants would use to price the asset or liability based on the best available information.

Fair value accounting classifies financial assets and liabilities in their entirety based on the lowest level of input that is significant to the estimated fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment that may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. We did not have any liabilities carried at fair value at December 31, 2018 or December 31, 2017. Amounts outstanding under our Credit Facility are carried at amortized cost in the Consolidated Balance Sheets. As of December 31, 2018, the estimated fair value of our Credit Facility approximated its carry value of $28.9 million. As of December 31, 2017, the fair value of our Credit Facility approximated its carry value of $35.8 million. The estimated fair value of the Credit Facility is determined by discounting projected remaining payments using market interest rates for borrowings of the Company.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

During 2018 or 2017, there were no transfers between Levels 3, 2 or 1 categories. During 2018 and 2017, none of our investments in portfolio companies changed between the categories of Control Investments, Affiliate Investments and Non-Affiliate Investments.

The following tables set forth our financial assets by level within the fair value hierarchy that we accounted for at fair value as of December 31, 2018 and 2017 (in thousands):

December 31, 2018	Total	Level 1	Level 2	Level 3
Portfolio investments
Affiliate investments
Subordinated debt	$2,271	$—	$—	$2,271

Total affiliate investments	2,271	—	—	2,271

Non-affiliate investments
First lien secured debt	487	—	—	487
Second lien debt	46,770	—	40,890	5,880
Subordinated debt	7,713	—	7,713	—
Limited term royalties	4,778	—	—	4,778
Revolving loan facility	336	—	—	336
Unsecured term loan	3,251	—	3,251	—

Total non-affiliate investments	63,335	—	51,854	11,481

Total portfolio investments	65,606	—	51,854	13,752

Government securities
U.S. Treasury Bills	14,989	14,989	—	—

Total investments	$80,595	$14,989	$51,854	$13,752

December 31, 2017	Total	Level 1	Level 2	Level 3
Portfolio investments
Affiliate investments
Subordinated debt	$18,015	$—	$—	$18,015
Equity securities	164	—	—	164

Total affiliate investments	18,179	—	—	18,179

Non-affiliate investments
Second lien debt	30,679	—	30,679	—
Subordinated debt	15,863	—	15,863	—
CLO residual interests	209	—	—	209

Total non-affiliate investments	46,751	—	46,542	209

Total portfolio investments	64,930	—	46,542	18,388

Government securities
U.S. Treasury Bills	19,994	19,994	—	—

Total investments	$84,924	$19,994	$46,542	$18,388

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

The following table presents a roll-forward of the changes in fair value during the years ended December 31, 2018 and 2017 for all investments for which we determine fair value using unobservable (Level 3) factors (in thousands):

	First Lien Secured Debt and Limited Term Royalties	Revolving Loan Facility	Second Lien Debt	Subordinated Debt and Redeemable Preferred Units	Equity Securities	CLO Residual Interests	Total Investments
Fair value at December 31, 2016	$—	$—	$9,137	$49,340	$686	$1,773	$60,936
Total gains, (losses) and amortization:
Net realized gains (losses)	—	—	(12,659)	—	—	—	(12,659)
Net unrealized gains (losses)	—	—	12,739	(35,517)	(522)	(53)	(23,353)
Net amortization of premiums, discounts and fees	—	—	18	63	—	—	81
New investments, repayments and settlements, net:
New investments	—	—	—	—	—	—	—
Payment-in-kind	—	—	—	4,129	—	—	4,129
Repayments and settlements	—	—	(9,235)	—	—	(1,511)	(10,746)
Transfers into Level 3	—	—	—	—	—	—	—

Fair value at December 31, 2017	$—	$—	$—	$18,015	$164	$209	$18,388
Total gains, (losses) and amortization:
Net realized gains (losses)	—		—	(56,315)	—	—	(56,315)
Net unrealized gains (losses)	6,165	(26)	(65)	37,806	(164)	(190)	43,526
Net amortization of premiums, discounts and fees	(1,400)	(13)	(55)	(2,140)	—	(19)	(3,627)
New investments, repayments and settlements, net:
New investments	500	2,875	6,000	—	—	—	9,375
Payment-in-kind	—		—	4,905	—	—	4,905
Repayments and settlements	—	(2,500)	—	—	—	—	(2,500)
Transfers into Level 3	—		—	—	—	—	—

Fair value at December 31, 2018	$5,265	$336	$5,880	$2,271	$—	$—	$13,752

We present net unrealized gains (losses) on our Consolidated Statements of Operations as “Net unrealized appreciation (depreciation) on investments.”

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

The following table summarizes the significant unobservable inputs in the fair value measurements of our Level 3 investments by category of investment and valuation technique as of December 31, 2018 (fair value in thousands):

Type of Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs	Weighted Average
Non-Energy Investments:
First lien debt	$487	Private transaction comparables	Market yield	9.0% - 10.0%	9.5%

Second lien debt	5,880	Private transaction comparables	Market yield	9.5% - 12.0%	11.7%

Subordinated debt	2,271	Market comparables	EBITDA multiples	4.0x - 6.0x	5.0	x

Revolving loan facility	336	Private transaction comparables	Market yield	9.0% - 10.0%	9.5%

	8,974

Energy Investments:
Limited term royalties	4,778	Discounted cash flow(1)	Discount rate	10.0% - 20.0%	15.0%

	4,778

Total Level 3 investments	$13,752

(1)	Cash flows are based on Proved Developed Producing reserves only. Estimated production volumes are based on a January 1, 2019 engineer’s reserve report.

As noted above, the income and market approaches were used in the determination of fair value of certain Level 3 assets as of December 31, 2018. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market multiples would result in an increase or decrease, respectively in the fair value.

Note 11: Financial Highlights

	Year Ended December 31,
Per Share Data(1)	2018	2017	2016	2015	2014
Net asset value, beginning of period	$2.37	$3.99	$5.49	$7.48	$9.20
Net investment income	0.03	0.05	0.32	0.49	0.16
Net realized and unrealized gain (loss) on investments(2)	(0.54)	(1.59)	(1.58)	(2.03)	(1.24)

Net increase (decrease) in net assets resulting from operations	(0.51)	(1.54)	(1.26)	(1.54)	(1.08)

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

	Year Ended December 31,
Per Share Data(1)	2018	2017	2016	2015	2014
Distributions to common stockholders
Distributions from net investment income	$(0.07)	$(0.02)	$(0.24)	$(0.48)	$(0.47)
Return of capital	(0.01)	(0.06)	—	—	(0.17)

Net decrease in net assets from distributions	(0.08)	(0.08)	(0.24)	(0.48)	(0.64)
Effect of shares repurchased, gross	—	—	—	0.03	—

Net asset value, end of period	$1.78	$2.37	$3.99	$5.49	$7.48

Market value, beginning of period	$1.15	$1.72	$3.80	$4.69	$7.47
Market value, end of period	$1.01	$1.15	$1.72	$3.80	$4.69
Market value return(3)	(7.2)%	(29.0)%	(50.2)%	(10.7)%	(30.2)%
Net asset value return(4)	(20.6)%	(36.9)%	(20.0)%	(19.1)%	(9.7)%

Ratios and Supplemental Data
($ and shares in thousands)
Net assets, end of period	$35,909	$47,771	$80,493	$110,780	$154,164
Average net assets	$46,690	$60,411	$99,220	$143,394	$176,556
Common shares outstanding, end of period	20,172	20,172	20,172	20,172	20,616
Total operating expenses/average net assets, before waived incentive fees(5)	16.7%	15.4%	11.5%	8.3%	10.7%
Total operating expenses/average net assets, net of waived incentive fees(5)	16.7%	15.3%	11.5%	8.3%	10.7%
Net investment income/average net assets, before waived incentive fees(5)(7)	1.4%	1.6%	6.6%	7.0%	1.8%
Net investment income/average net assets, net of waived incentive fees(5)(7)	1.4%	1.7%	6.6%	7.0%	1.8%
Portfolio turnover rate	33.2%	25.7%	4.8%	26.7%	34.2%

Expense Ratios (as a percentage of average net assets)(4)
Interest expense and bank fees	6.4%	6.5%	3.9%	2.4%	1.2%
Management fees(6)	3.2%	3.1%	2.9%	2.1%	2.6%
Incentive fees(6)	—%	0.1%	0.3%	0.7%	—%
Incentive fees, net of waived incentive fees(6)	—%	—%	0.3%	0.7%	—%
Costs related to strategic alternatives review	0.2%	—%	—%	—%	3.4%
Other operating expenses including provision for income taxes(5)(7)	6.8%	5.6%	4.4%	3.2%	3.5%

Total operating expenses including provision for income taxes, before waived incentive fees(5)(7)	16.6%	15.3%	11.5%	8.4%	10.7%

Total operating expenses including provision for income taxes, net of waived incentive fees(5)(7)	16.6%	15.2%	11.5%	8.4%	10.7%

(1)	Per Share Data is based on weighted average number of common shares outstanding for the period.
(2)

May include a balancing amount necessary to reconcile the change in net asset value per share with other per share information presented. This amount may not agree with the aggregate gains and losses for the period because the difference in the net asset value at the beginning and end of the period may not equal the per share changes of the line items disclosed.

OHA INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2018

(3)

Total return based on market value is calculated as the change in market value per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with our dividend reinvestment plan.

(4)

Total return based on net asset value is calculated as the change in net asset value per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with dividend reinvestment plan.

(5)

Net of legal fee reimbursements of $0.5 million, $1.6 million and $3.2 million in 2015, 2014 and 2013, respectively. Excluding these legal fee reimbursements, other operating expense ratio and total operating expense ratios would have been 3.7% and 8.9%, respectively, for the year ended December 31, 2015, 4.4% and 11.6%, respectively, for the year ended December 31, 2014 and 4.8% and 9.6%, respectively, for the year ended December 31, 2013.

(6)

On September 30, 2014, OHA replaced NGP Investment Advisor, LP as our investment advisor. Also, on November 10, 2017, we entered into an Incentive Fee Waiver Agreement with OHA whereby OHA agreed to waive any incentive fees earned relating to fiscal years 2017 and 2018. Under the Incentive Fee Waiver Agreement, any capital gains incentive fees that would have been earned and accrued during 2017 and 2018, which under our investment advisory agreement would not have been paid until 2018 and 2019, respectively, will be waived. For the year ended December 31, 2017, OHA waived $89,000 of capital gains incentive fee that would have been earned in 2017 and paid in 2018.

(7)

For the year ended December 31, 2015, we applied a credit to our expenses of $0.5 million from OHA related to expenses in excess of the cap under the Investment Advisory Agreement and the Administration Agreement. Excluding this credit, the net investment ratio would have been 6.6%, the net decrease in net assets resulting from operations ratio would have been (22.1)%, the other operating expenses ratio would have been 3.5% and the total operating expenses ratio would have been 8.7%.

Note 12: Selected Quarterly Financial Data (unaudited)

	Investment Income		Net Investment Income (Loss)		Net Realized and Unrealized Gain (Loss) on Investments		Net Increase (Decrease) in Net Assets Resulting from Operations
Quarter Ended	Total	Per Share	Total	Per Share	Total	Per Share	Total	Per Share
	(In thousands, except per share amounts)
March 31, 2017	$2,455	$0.12	$193	$0.01	$(19,284)	$(0.96)	$(19,091)	$(0.95)
June 30, 2017	2,475	0.12	145	0.01	(5,041)	(0.25)	(4,896)	(0.24)
September 30, 2017	2,751	0.14	323	0.02	(8,508)	(0.42)	(8,185)	(0.41)
December 31, 2017	2,591	0.13	367	0.02	697	0.03	1,064	0.05
March 31, 2018	2,283	0.11	(95)	(0.01)	1,827	0.09	1,732	0.09
June 30, 2018	2,627	0.13	667	0.03	341	0.02	1,008	0.05
September 30, 2018	1,886	0.09	56	0.00	(6,005)	(0.29)	(5,949)	(0.29)
December 31, 2018	1,672	0.08	43	0.00	(7,082)	(0.35)	(7,039)	0.35

Schedule 12 — 14

OHA INVESTMENT CORPORATION

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES(1)

December 31, 2018

(In Thousands)

Portfolio Company	Investment(2)	Year Ended December 31, 2018 Amount of Interest Credited to Income(3)	December 31, 2017 Fair Value	Gross Additions(4)	Gross Reductions(5)	December 31, 2018 Fair Value
Control Investments
		$—	$—	$—	$—	$—

Subtotal Control Investments		$—	$—	$—	$—	$—

Affiliate Investments
OCI Holdings, LLC	Subordinated Note	$2,765	$18,015	$4,948	$(20,692)	$2,271
	OHA/OCI Investments, LLC Units(6)	—	164	—	$(164)	—

Subtotal Affiliate Investments		$2,765	$18,179	$4,948	$(20,856)	$2,271

Total Control Investments and Affiliate Investments		$2,765	$18,179	$4,948	$(20,856)	$2,271

(1)	This schedule should be read in conjunction with our Consolidated Financial Statements for the year ended December 31, 2018.
(2)

Units and common stock are generally non-income producing and restricted. The principal amount for debt, number of shares of common stock or number, or percentage of, units is shown in the Consolidated Schedule of Investments as of December 31, 2018.

(3)

Represents the total amount of interest and discount accretion credited to income for the portion of the year an investment was included in our Control Investments or Affiliate Investments categories, as applicable.

(4)

Gross additions include increases in investments resulting from new portfolio company investments, payment-in-kind interest and the amortization of discounts or fees. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.

(5)	Gross reductions include increases in net unrealized depreciation and payment-in-kind reserve.
(6)	Non-income producing equity security.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Item 25.	Financial Statements and Exhibits

1. Financial Statements

The following financial statements are included in this registration statement in “Part A—Information Required in a Prospectus”:

Unaudited Consolidated Financial Statements of Portman Ridge Finance Corporation
Consolidated Balance Sheets for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 (unaudited) and December 31, 2018
Consolidated Statements of Operations (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Consolidated Statements of Changes in Net Assets (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Consolidated Statements of Cash Flows (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Consolidated Schedules of Investments as of March 31, 2019, June 30, 2019 and September 30, 2019 (unaudited) and December 31, 2018
Consolidated Financial Highlights (unaudited) for the three, six and nine months ended March 31, 2019, June 30, 2019 and September 30, 2019 and 2018
Notes to Consolidated Financial Statements (unaudited)

Audited Consolidated Financial Statements of Portman Ridge Finance Corporation
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2018 and 2017
Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2018, 2017, and 2016
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017, and 2016
Consolidated Schedules of Investments as of December 31, 2018 and 2017
Financial Highlights for the years ended December 31, 2018, 2017, 2016, 2015, and 2014
Notes to Consolidated Financial Statements

Unaudited Consolidated Financial Statements of OHA Investment Corporation
Consolidated Balance Sheets for the nine months ended September 30, 2019 (unaudited) and December 31, 2018	F-2
Consolidated Statements of Operations for the three months ended September 30, 2019 and 2018 and the nine months ended September 30, 2019 and 2018 (unaudited)	F-3
Consolidated Statements of Changes in Net Assets for the nine months ended September 30, 2019 and 2018 (unaudited)	F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018 (unaudited)	F-5
Consolidated Schedule of Investments as of September 30, 2019 (unaudited) and December 31, 2018	F-6
Notes to Consolidated Financial Statements (unaudited)	F-16

Audited Consolidated Financial Statements of OHA Investment Corporation
Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets	F-33
Consolidated Statements of Operations	F-34
Consolidated Statements of Changes in Net Assets	F-35
Consolidated Statements of Cash Flows	F-36
Consolidated Schedules of Investments	F-37
Notes to Consolidated Financial Statements	F-44
Schedule 12 – 14 Investments in and Advances to Affiliates	F-68

2. Exhibits

a.1	Form of Certificate of Incorporation of the Portman Ridge Finance Corporation (the “Registrant”) (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714))
a.2	Certificate of Amendment to Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
b.1	Second Amended and Restated Bylaws of the Registrant, dated as of December 12, 2018 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, as filed on December 14, 2018 (File No. 814-0735))
b.2	Amendment No. 1 to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
d.1	Form of Base Indenture between the Registrant and U.S. Bank National Association (incorporated by reference to exhibit included in the Registration Statement on Form N-2, as filed on October 3, 2012 (File No. 333-183032))
d.2	Second Supplemental Indenture between the Registrant and U.S. Bank National Association relating to the 6.125% Notes Due 2022 (incorporated by reference to exhibit included in Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed on August 14, 2017 (File No. 333-218596))
d.3	Form of 6.125% Notes Due 2022 (included as part of Exhibit 4.6) (incorporated by reference to exhibit included in Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed on August 14, 2017 (File No. 333-218596))
d.4	Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to exhibit included in the Registration Statement on Form N-2, as filed on June 8, 2017 (File No. 333-218596)
d.5	Specimen certificate of the Registrant’s common stock, par value $0.01 per share (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714))
e	Form of Dividend Reinvestment Plan (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714))
g.1	Investment Advisory Agreement, dated April 1, 2019, by and between the Registrant and Sierra Crest Investment Management LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
g.2	Incentive Fee Letter Agreement, dated April 1, 2019, by and between the Registrant and BC Partners Management LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
g.3	Administration Agreement, dated April 1, 2019, by and between the Registrant and BC Partners Management LLC (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K, as filed on April 2, 2019 (File No. 814-00735))
j	Form of Custodian Agreement (incorporated by reference to the exhibit included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714))
k	Loan and Security Agreement dated as of December 18, 2019 among Great Lakes Portman Ridge Funding LLC, The Lenders Party Hereto, The Collateral Administrator, Collateral Agent and Securities Intermediary Party Hereto, JPMorgan Chase Bank, National Association, as Administrative Agent and Portman Ridge Finance Corporation, as Portfolio Manager (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K as filed on December 23, 2019).
l	Opinion of Eversheds Sutherland (US) LLP (incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-218596), filed on July 20, 2017)
n.1*	Consent of Ernst & Young LLP (Portman Ridge Finance Corporation)*
n.2*	Consent of Ernst & Young LLP (OHA Investment Corporation)*

*	Filed herewith

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in any prospectus supplement, if any, accompanying this prospectus.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding placement fees):

Amount
SEC registration fee	$28,975
FINRA filing fee	$38,000
Nasdaq listing fee	$50,000
Accounting fees and expenses	$20,000
Legal fees and expenses	$100,000
Printing expenses	$30,000
Miscellaneous	$20,000

Total	$286,975

*	This amount has been offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.
**	This amount has been partially offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.

Item 28.	Persons Controlled by or Under Common Control

The following list sets forth each of our subsidiaries, the state under whose laws the subsidiary is organized and the percentage of voting securities or membership interests owned by us in such subsidiary:

Kohlberg Capital Funding LLC I(1)	Delaware
KCAP Management, LLC(2)	Delaware
Katonah Management Holdings LLC(2)	Delaware
Katonah X Management LLC(2)	Delaware
Katonah 2007-I Management LLC(2)	Delaware
Commodore Holdings, L.L.C.(2)	Delaware
Great Lakes KCAP Funding I LLC(1)	Delaware
Great Lakes Portman Ridge Funding LLC(1)	Delaware
KCAP Coastal, LLC	Delaware

(1)	Represents a wholly-owned portfolio company that is consolidated for financial reporting purposes.
(2)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of stockholders of record of the Company’s common stock as of February 25, 2020:

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	52

Item 30.	Indemnification.

As permitted by Section 102(b)(7) of the DGCL, we have adopted provisions in our certificate of incorporation, as amended, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to us or our stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation, as amended, provides that all directors and officers of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, we are permitted to offer indemnification to our directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Under Section 145(c) of the DGCL, if a present or former director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and Section 145(b) of the DGCL (described above), or in defense of any claim, issue or matter therein, such person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

The Investment Advisory Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of our duties or by reason of the reckless disregard of our duties and obligations, Sierra Crest and our officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with us are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Sierra Crest’s services under the Investment Advisory Agreement or otherwise as an investment adviser of ours.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of our duties or by reason of the reckless disregard of our duties and obligations, BC Partners Administrator and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of BC Partners Administrator’s services under the Administration Agreement or otherwise as administrator for us.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, or officer of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Sierra Crest Investment Management LLC, and each managing director, director or executive officer of Sierra Crest Investment Management LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding Sierra Crest Investment Management LLC and its officers and directors is set forth in its Form ADV and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, 650 Madison Avenue, 23rd Floor, New York, New York 10022;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038;

(3)	the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and

(4)	Sierra Crest Investment Management LLC, 650 Madison Avenue, 23rd Floor, New York, New York 10022.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings.

The Registrant hereby undertakes:

(1) To suspend the offering of the securities until the prospectus is amended if  (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2) Not applicable.

(3) In the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;

(4)    (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 4(a)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13, Section 14 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) or other applicable rule under the Securities Act of 1933 that is part of the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; or

(ii) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) or Rule 497(b), (c), (d), or (e) under the Securities Act of 1933, as applicable, as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 or Rule 497 under the Securities Act of 1933;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) Not applicable.

(6) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8) Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in New York, New York on the 27th day of February, 2020.

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Edward Goldthorpe
Edward Goldthorpe
President and Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Edward Goldthorpe	President, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2020
Edward Goldthorpe

/s/ Edward U. Gilpin	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2020
Edward U. Gilpin

*	Lead Director	February 27, 2020
Alexander Duka

*	Director	February 27, 2020
George Grunebaum

*	Director	February 27, 2020
Christopher Lacovara

*	Director	February 27, 2020
Dean C. Kehler

*	Director	February 27, 2020
Robert Warshauer

*	Director	February 27, 2020
Graeme Dell

*	Director	February 27, 2020
David Moffitt

*By:	/s/ Edward U. Gilpin
Attorney-in-Fact